This draft registration statement is being submitted confidentially to the U.S. Securities and Exchange Commission on November 25, 2025 and is not being publicly filed under the Securities Act of 1933, as amended.

Registration No. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONNECTM TECHNOLOGY SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4931	87-2898342
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Mount Royal Avenue, Suite 550
Marlborough, Massachusetts 01752

617-395-1333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bhaskar Panigrahi
Chief Executive Officer
2 Mount Royal Avenue, Suite 550
Marlborough, Massachusetts 01752
617-395-1333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq. Alex Weniger-Araujo, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4000	Jeffrey J. Fessler, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 Telephone: (212) 653-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2025

Shares
Common Stock

ConnectM Technology Solutions, Inc.

This is a firm commitment public offering of              shares of common stock, par value $0.0001 per share (the “Common Stock”) of ConnectM Technology Solutions, Inc. (“ConnectM” or the “Company”), at an assumed public offering price per share of $            .

Our Common Stock is currently quoted on the OTCQB Venture Market tier of OTC Markets, which is operated by OTC Markets Group, Inc (the “OTC”). Our shares of Common Stock are quoted on the OTC under the symbol “CNTM.” The last reported sales price of our Common Stock on the OTC on November 24, 2025 was $0.23 per share.

ConnectM has applied to list its Common Stock on               under the symbol “CNTM.” There can be no assurance that the application will be approved or that the Company’s Common Stock will commence trading on such exchange. The closing of this offering is conditioned upon the final approval of the Company’s listing application by the selected exchange. If the application is not approved, the offering will not be completed. Until such time, the Company’s Common Stock will continue to be quoted on the OTCQB Venture Market.

The final public offering price of the shares of Common Stock in this offering will be determined through negotiation between us and the underwriters in the offering and the recent market price of our Common Stock used throughout this prospectus may not be indicative of the final public offering price. Once determined, the final public offering price will be fixed for the duration of this offering.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under federal securities laws, and, as such, have elected to take advantage of certain reduced public company reporting requirements.

Investing in our Common Stock involves a high degree of risk. Please read “Risk Factors” beginning on page 19 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Public offering price	$		$
Underwriting discount (1)	$		$
Proceeds, before expenses, to us	$		$

(1)	The underwriting discount does not include a non-accountable expense allowance equal to 1% of the public offering price payable to the underwriters. We refer you to the section titled “Underwriting” beginning on page 135 of this prospectus for additional information regarding underwriting compensation.

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional              shares of Common Stock at the public offering price, less the underwriting discounts payable by us, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of Common Stock to purchasers on or about             , 2025.

ThinkEquity

The date of this prospectus is             , 2025.

ConnectM

Powering the **modern energy economy** through AI-enabled tech

AMERICA'S FASTEST-GROWING
Inc. 5000
PRIVATE COMPANIES

2022, 2023 & 2024
prior to its public listing

Demonstrated Growth.
Proven Execution.

i

ConnectM

Powering the Future of Mobility through our AI Platform

2M EV miles/day of data collected, continuously training our AI models

$1M/month revenue from proprietary logistics software platform

VOLVO

MOTOVOLT

Ashok Leyland

Delivering our SaaS platform to **40+** OEM & B2B customers

Smarter Mobility.
Data-driven growth.

ConnectM

Transforming Buildings into Virtual Power Plants

30 HSPF2 Rating*
over 2X Industry Standard —
World-Leading Efficiency

Intelligent Systems. AI-Powered Energy.

*Third-Party Certified by AHRI.org

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission (the “SEC”), and you should rely only on the information contained in this prospectus or in any such free writing prospectus. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

The information provided in this prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves several assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S. We have not sought the consent of the sources to refer to their reports appearing in this prospectus.

All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

Unless the context indicates otherwise, the terms “ConnectM,” “Company,” “we,” “us” and “our” refer to ConnectM Technology Solutions Inc., a Delaware corporation, and its subsidiaries.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements include, among others, information concerning our strategy, future operations, future financial position, future revenue, projected expenses, business prospects, and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict, “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about the following:

the Company operates in the early-stage market of modern energy economy (“MEE”) adoption (which includes AI-powered electrification and distributed energy) has a history of losses and expects to incur significant ongoing expenses;

•	the Company’s management has limited experience in operating a public company;

•	the Company has identified material weaknesses in its internal control over financial reporting and if it is unable to remediate these material weaknesses, or if the Company identifies additional material weaknesses in the future or otherwise fails to maintain an effective internal control over financial reporting, this may result in material misstatements of the Company’s consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations;

•	the Company’s growth strategy depends on the widespread adoption of MEE services;

•	if the Company cannot compete successfully against other MEE service providers, it may not be successful in developing its operations and its business may suffer;

•	with respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies;

•	the Company’s market is characterized by rapid technological change, which requires it to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and its financial results;

•	developments in alternative technologies may materially adversely affect demand for the Company’s offerings; and

•	the possibility that we may be adversely affected by other economic, business or competitive factors and may not be able to manage other risks and uncertainties set forth in the section titled “Risk Factors,” which is incorporated herein by reference.

We caution you that the foregoing list does not contain all of the risks or uncertainties that could affect the Company.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits hereto, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, and does not contain all of the information that you should consider before investing in our Common Stock. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our,” “our company,” the “Company” or similar terminology refer to ConnectM technology Solutions, Inc.

Company Overview

ConnectM Technology Solutions, Inc. (“ConnectM” or the “Company”) is a constellation of technology-driven businesses powering the modern energy economy. ConnectM believes everyone deserves affordable access to clean, reliable energy. The Company’s mission is to reshape how energy is used in homes, businesses, transportation, infrastructure, and logistics to create a higher quality of life, lower costs, and help reverse climate change for a more sustainable future.

Through its four reportable segments—Owned Service Network, Managed Solutions, Transportation, and Logistics—ConnectM delivers artificial intelligence (“AI”)-enabled electrification, distributed energy, mobility, and Industrial Internet of Things (“IIoT”) solutions to customers worldwide.

In October 2025, ConnectM launched Keen Labs Operations, LLC (“Keen Labs”), a wholly owned technology subsidiary that consolidates the Company’s AI, software, and IIoT connectivity platforms into a unified innovation engine. Keen Labs serves as ConnectM’s dedicated product development and data-science hub, focused on building AI-powered solutions that enable virtual power plants (“VPPs”), intelligent building systems, and connected mobility and logistics networks. The creation of Keen Labs allows the Company to segment its technology assets from its service operations, enhancing focus, scalability, and capital efficiency while enabling future strategic partnerships and mergers and acquisitions (“M&A”) activity.

At its core, ConnectM operates an Energy Intelligence Network (“EIN”), which is an AI-driven data and intelligence platform that monitors, analyzes, and manages connected assets across their full lifecycle. This EIN continuously collects anonymized performance and utilization data from service providers, Original Equipment Manufacturers (“OEMs”), infrastructure providers, and enterprise customers, training ConnectM’s large language and predictive AI models to enhance operating efficiency, reduce downtime, and extend asset life.

The Company’s EIN is a self-reinforcing data network—integrating inputs from buildings, vehicles, and infrastructure—creates a proprietary intelligence loop that improves reliability, optimizes asset deployment, and informs future product design. ConnectM’s EIN currently processes more than 30 gigabytes of operational data and over two million electric vehicle (“EV”) miles daily across 120,000+ connected assets, providing a massively comprehensive AI training dataset in the modern energy sector.

The Company’s data architecture positions it to participate in emerging fields such as actuarial risk modeling, built-environment digital security, and AI-enabled infrastructure management—areas where the convergence of artificial intelligence, connected systems, and energy operations is reshaping industrial efficiency.

Our Products and Services

ConnectM’s product and service portfolio is organized into four operating segments that together form a unified platform for managing energy, equipment, and mobility assets:

1.	Owned Service Network and Managed Solutions (Service Provider Platforms).
ConnectM partners with and operates residential and commercial service providers who deliver end-to-end electrification services, including Heating, Ventilation, and Cooling (“HVAC”), solar, battery storage, weatherization, and EV charger installations. Using the EIN platform, these service providers remotely monitor and maintain customer systems while leveraging AI-based tools for diagnostics, performance optimization, and preventive maintenance. ConnectM also offers centralized business services such as marketing, finance, procurement, and rebate management to improve provider efficiency and profitability.

2.	Transportation.
ConnectM develops connected hardware and software for OEMs and fleet operators focused on EV management, battery diagnostics, and predictive analytics. The Transportation segment’s operations are primarily based in India, where ConnectM provides fleet intelligence and battery management solutions to automotive and industrial customers like Volvo, Ashok Leyland, and Motovolt across multiple sectors. This geographic focus enables the Company to serve one of the fastest-growing EV markets globally, supported by strong regulatory and industrial tailwinds. The segment’s technology captures and processes real-time telematics data to optimize vehicle utilization, route efficiency, and charging coordination.

3.	Logistics.
Through its majority-owned subsidiary DeliveryCircle LLC, ConnectM operates in the rapidly growing last-mile delivery market, providing dispatch, brokerage, and delivery-management software. DeliveryCircle’s proprietary Decios platform offers intelligent routing, predictive fulfillment, and integration with leading e-commerce and order-management systems.

Across these segments, ConnectM’s EIN aggregates large volumes of data to deliver actionable insights for enterprise, OEM, infrastructure, and service provider customers. The Company also provides AI-enabled hardware components—including intelligent heat-pump controllers, digital control units, and vehicle modules—that expand the reach of its data ecosystem.

Together, these technologies create a unified intelligence layer that improves asset performance, optimizes energy consumption, and supports recurring SaaS and platform-based revenue models.

Our Networks and Platforms

ConnectM’s EIN aggregates over 30GB/day of real time operating and performance data from the 120,000+ electrified assets across our portfolio companies with the goal of providing superior value to enterprise, OEM and service provider customers.

The sheer volume of data collected daily allows the Company to continually train and refine its AI models to create more value for customers. For example, data collected from residential users, service providers, and OEMs enables the Company’s customers to report on the tangible and measurable sustainable impact of devices operating on the EIN. This reporting helps the Company’s OEM customers like Volvo, Motovolt, and Ashok Leyland obtain Indian government support, increase adoption, and boost overall public goodwill for EVs.

As of November 20, 2025, ConnectM:

•	Installed 173 heat pumps, 193 high efficiency air conditioners, and 113 fuel-efficient heating systems;

•	Installed enough solar roofs to generate 1,249.84kW of electricity, decarbonizing 17.5 kT of CO2 during asset lifetime;

•	Was responsible for 95.5 GWh of electrification, equivalent to powering 35,000 homes per day;[1]

•	Displaced 73,506 metric tons of CO2, equivalent to the amount of CO2 3.4 million trees can absorb in a year;[2] and

•	Offset 6.7 million gallons of fossil fuel from being used, equivalent to driving around the world roughly 7,000 times[3]

1 U.S. Energy Information Administration (EIA) - Assuming the average home uses about 30 kilowatt-hours per day.

2 U.S. Department of Agriculture

3 Assumes 26 miles per gallon

ConnectM has a total of 25,931 EVs on its platform and manages a total of 206 million green miles.

Our Technology Applications

EIN Connected Operations Application

The Company’s EIN Connected Operations application provides advanced connectivity and real-time equipment monitoring to help promote a future powered primarily by clean, renewable energy. ConnectM’s innovative technology and modern energy solutions are designed to empower our service provider, enterprise, infrastructure, and OEM customers to drive a reduction in their customer’s (the “End User”) operating costs and overall environmental impact. This application, built upon ConnectM’s EIN, creates more energy-efficient homes, buildings, infrastructure (e.g. cell towers), logistics, and transportation by providing insight and refined intelligence to electromechanical equipment, vehicles, and systems.

ConnectM’s EIN Connected Operations application includes key features that enhance the Company’s sales operations in its Owned Service Network and Managed Solutions segments:

•	Single app-based interface for service providers and End Users;

•	Efficient process for generating sales leads;

•	All digital marketing and lead generation;

•	Long-term and AI-driven End-User/customer engagement and management, including the use of data analytics to upsell services; and

•	Shared services for service provider branding and brand equity enhancement, which includes:

•	One service delivery platform for quality control, training, and tech support, and

•	Consolidation of sales operations, vendors, insurance, fleet management, fuel expenses, payroll, benefits, recruitment, and human resources.

ConnectM’s EIN Connected Operations application also includes key features that enhance the Company’s customer’s experience:

•	Customer self-service enabled;

•	Platform integration with OEMs, distributors, and sales channels for branding and promotions; and

•	Single unified whole home electrification interface for frictionless cross-sales of different electrification and decarbonization solutions.

In ConnectM’s Transportation segment, its EIN Connection Operations application also enables transportation OEMs to offer smart features to their end customers along with potentially valuable data collection within our EIN. The application, which is configuration-based, makes it simpler for OEMs to integrate the Company’s solutions within their vehicles. The application offers business applications for transportation OEMs, EV charging, shared mobility, and battery swapping operations management.

ConnectM’s EIN Connected Operations application offers End Users and stakeholders in the ecosystem (including equipment partners, utilities, and service providers the following services through our Smart Vehicle Control Unit.

Integration of subsystems: Integrates with major subsystems of EV such as battery management system (“BMS”), motor control unit (“MCU”) and instrument cluster.

Intelligence at the Edge: The VCU can execute analytical processes at the electric vehicle, where data is collected via smart devices and IoT sensors, and transfer processed data to the cloud instead of sending only raw data. VCU enables control of the vehicle based on safety aspects that can be pre-configured or enhanced over the air. For example, the mode of motor control can be changed based on an increase in battery temperature. The VCU can interface with additional sensors and actuators on a vehicle like GPS, temperature, tire-pressure, theft detection, ignition line and motor mode control, for taking actions at the edge or enabling the End User to control using a connected application.

Remote management: Allows remote management of BMS/MCU configuration, firmware operations over the air. Also, the VCU firmware can be remotely updated. This feature helps OEMs to enhance and quickly upgrade settings of the BMS/MCU remotely without visiting service stations.

EIN Connected Consumer Application (End User-facing)

•	End Users have access to a view of vehicle health, location, utilization, and receive live notifications.

•	Provides a platform for End Users to buy insurance, warranty, accessories, or any other services offered by the OEM.

•	Built-in security capabilities enable End Users to prevent theft or locate the vehicle if theft occurs.

•	Special sensors on the VCU can detect if the vehicle experienced a crash situation and can notify family members in emergency situations.

Data Science and Analytics

ConnectM’s EIN platform generates various insights that help detect battery deterioration, cell imbalance, and weaker cells that may damage an entire battery.

ConnectM’s EIN platform enables transportation OEMs to proactively work with their customers to detect vehicle anomalies and facilitates submitting warranty claims when applicable.

ConnectM’s EIN platform helps OEM service teams to analyze their customer complaints by reviewing past data and usage patterns.

Location details provided by ConnectM’s EIN platform enable OEMs to assess vehicle density, and this data can be leveraged to partner with charging station infrastructure providers to set up networks at locations with higher utilization and revenue potential.

Our Value Proposition

ConnectM’s EIN platform and underlying technology applications provide meaningful advantages to End Users served through the Company’s service provider, enterprise, infrastructure provider, and OEM customers.

Lower Energy Costs. ConnectM’s platform streamlines access to available energy credits, incentives, and rebates, enabling direct application of these benefits to End Users’ utility bills. This process delivers immediate and measurable savings while increasing adoption of energy-efficient systems.

Connected Operations. ConnectM’s technology enables seamless and secure connectivity across diverse classes of equipment and vehicle assets. This connectivity supports continuous data collection, analytics, and remote control (collectively, “Connected Operations”). Service-provider customers use Connected Operations to balance end-user demand throughout the year, while OEM customers use these capabilities to monitor, manage, and extend the useful life of electric-vehicle and distributed-energy assets.

Enabling the Modern Energy Ecosystem. ConnectM anticipates sustained global demand for more efficient and connected sources of energy. The Company’s mission is to enable its customers to transition toward a modern energy economy by integrating AI-driven efficiency, reliability, and intelligence across built environments, transportation, and distributed-energy systems. As ConnectM expands its product and service offerings, it expects to support a growing base of customers worldwide in accelerating this transition.

Growth Strategy

Many participants in ConnectM’s industry operate within a single vertical, such as solar or electric vehicles. These pure-play companies tend to be more exposed to cyclical fluctuations that affect individual market segments. In contrast, ConnectM employs a diversified strategy inspired by long-term value-investment principles—focusing on disciplined capital allocation, operational excellence, and strong management execution across multiple high-growth segments.

Through its constellation model, ConnectM benefits from a broad base of customers and recurring income streams across its Owned Service Network, Managed Solutions, Transportation, and Logistics segments. This structure enables the Company to deploy capital dynamically toward areas with the highest growth potential while mitigating exposure to sector-specific downturns.

ConnectM’s customer base ranges from residential and commercial service providers using the Company’s digital platform to deliver electrified heating, cooling, and distributed-energy products, to OEMs such as Volvo, Ashok Leyland, and Motovolt, which produce electric buses, trucks, and consumer EVs. Many of the Company’s portfolio businesses include high-margin, recurring-revenue software products as part of their offerings, and ConnectM’s growth strategy emphasizes increasing the proportion of such software and data-driven subscriptions within its future revenue mix. The Managed Solutions segment allows ConnectM to maintain an asset-light operating model as it scales, since this business line does not require a large direct sales force or extensive operating team. To drive growth, the Company intends to deploy capital selectively into large addressable markets characterized by low innovation, limited penetration, and double-digit projected compound annual growth rates. ConnectM has historically avoided singular, concentrated investments in pure-play businesses and plans to remain cautious with respect to balance-sheet leverage.

ConnectM aims to expand its OEM and service-provider customer base through both organic growth initiatives—within the Owned Service Network, Transportation, and Logistics segments—and inorganic expansion through mergers and acquisitions executed under the Managed Solutions segment.

ConnectM intends to leverage its competitive strengths and market position to enable service providers and OEMs to offer a “one-stop-shop” solution for the clean energy transition. The Company’s growth strategy includes the following initiatives:

Service Offering Expansion: Leveraging existing customer and developer networks, ConnectM may expand its offerings in EV charging and energy storage.

Expansion of Existing Software Capabilities: Given the approximately 30 GB of data collected daily, the Company plans to enhance its existing data science and software capabilities. By applying artificial intelligence, ConnectM aims to develop additional software tools and data models capable of analyzing prospective customer properties to identify attractive opportunities for both the Company and its customers.

Customer-Base Growth: ConnectM intends to expand its customer base through referrals and a customized, relationship-focused sales approach.

Market Opportunity

ConnectM believes the global asset base of equipment, vehicles, machinery, and devices that consume energy is measured in the multi-trillion-dollar range. This view is supported by third-party research indicating that the energy ecosystem represents one of the largest categories of physical and financial assets in the global economy. For example, McKinsey & Company estimates that annual investments in the energy sector total approximately $1.5 trillion today and are expected to rise to between $2.0 trillion and $3.2 trillion by 2040.4 In addition, the International Renewable Energy Agency (IRENA) estimates that cumulative investments in end-use sectors, including electrification, efficiency, heating, and transport, will reach $73 trillion by 2050.5 These figures underscore the scale of global assets that rely on energy to operate and highlight the magnitude of the market opportunity for technology-enabled energy optimization and electrification solutions.

4 McKinsey & Company, Global Energy Perspective 2023: Energy Value Pools Outlook (2023).

5 International Renewable Energy Agency (IRENA), World Energy Transitions Outlook 2023 (2023).

The stark reality is that for every unit of fossil fuel burned to power an asset, approximately two-thirds of that energy is lost as waste heat, with only about one-third providing useful work or delivered energy.6,7 This represents an inefficient and costly baseline when consumers or businesses evaluate replacement options. ConnectM owns, operates, and partners with companies that electrify assets to operate more efficiently and effectively, while providing cloud connectivity and intelligence for those assets.

Market Sizing - Owned Service Network and Managed Solutions

Total Addressable Market

The total addressable market for ConnectM’s integrated platform, which offers multiple clean-energy and decarbonization services, is substantial. Across the United States, Canada, and the European Union, there are an estimated 400 million homes and light commercial buildings.8 With an average annual expenditure of approximately $3,850 per space for equipment purchase, maintenance, and energy operation, the total annual addressable market is estimated at approximately $1.7 trillion.9 These services are considered essential infrastructure and are experiencing sustained global demand, driven by aging equipment replacement cycles, growing interest in energy efficiency, and increasing climate control requirements.

Serviceable Addressable Market

The serviceable addressable market for ConnectM’s service-provider network includes the New England, Mid-Atlantic, and South Atlantic regions of the United States over the next five years. These regions collectively contain approximately 46.8 million homes and 1.68 million light commercial buildings, representing a combined market opportunity of roughly $40 billion.10 Growth in these regions is being accelerated by decarbonization policies, rising utility costs, and expanded incentive programs supporting sustainable building upgrades and distributed-energy adoption.

Serviceable Obtainable Market

The serviceable obtainable market for HVAC and solar installation services in Massachusetts, Virginia, and Florida is estimated at $12 billion.11 These states encompass approximately 19 million homes and 483,000 light commercial buildings. Favorable state-level incentive programs, strong consumer demand for efficient equipment, solar tax credits, and aging building stock continue to drive market expansion. ConnectM maintains an operational footprint in these regions and intends to leverage this presence to capture additional market share.

6 Lawrence Livermore National Laboratory, U.S. Energy Flow Chart (2023), https://flowcharts.llnl.gov

7 Rocky Mountain Institute, The Incredible Inefficiency of the Fossil Energy System (2023).

8 U.S. Census Bureau, American Housing Survey 2023; Eurostat, European Housing Stock Database 2023.

9 U.S. Energy Information Administration (EIA), Annual Energy Outlook 2024; Statista (2024) — “Average annual home energy expenditure per household.”

10 CBRE Research (2024), U.S. Commercial Building Inventory; U.S. Department of Energy, Building Energy Data Book.

11 Wood Mackenzie (2024), U.S. Residential and Commercial Solar Market Outlook; MarketsandMarkets (2024), HVAC Systems Market by Region.

Market Sizing - Transportation

Total Addressable Market  (“TAM”)

The global total addressable market for ConnectM’s transportation business that focuses on EV fleet management and battery diagnostics is estimated at approximately $14 billion in 2024,12 driven by accelerating fleet electrification, growing EV adoption, and the increasing need for real-time data and predictive insights. The EV fleet-management market—valued at roughly $10 billion—includes software and services for vehicle tracking, charging coordination, route optimization, and predictive maintenance.13 The battery diagnostics and health-monitoring segment—estimated at about $4 billion—covers battery analytics, degradation tracking, resale assessments, and thermal-risk management.14 As the global EV stock is projected to exceed 250 million vehicles by 2030,15 these data-heavy, software-driven markets are expected to grow rapidly, reaching a combined total addressable market of approximately $45 billion to $75 billion by the end of the decade.

Serviceable Addressable Market  (“SAM”)

The serviceable addressable markets for ConnectM’s transportation business are the U.S., India, and the Middle East. The Company estimates these markets represent an aggregate SAM of approximately $5.5 billion in 2025, based on its allocation of regional shares from third-party market studies covering EV fleet management/telematics and battery health/diagnostics, combined with regional fleet and EV adoption indicators.16,17,18,19 In the U.S., the SAM is driven by strong demand from corporate, municipal, and delivery fleets, supported by incentives and growing EV adoption. India is in the early stages of fleet electrification, with increasing demand for battery health management as the market matures. In the Middle East, electrification is accelerating due to government and luxury vehicle fleets, particularly in the UAE and Saudi Arabia, where green-energy initiatives are driving adoption. As fleet electrification grows across these regions, demand for fleet-management solutions and battery diagnostics is expected to expand.

12 Fortune Business Insights, Fleet Management Market Size, Share & COVID-19 Impact Analysis, By Type (Operational, Vehicle Tracking, and Others), and Regional Forecast, 2024–2032 (published 2024).

13 MarketsandMarkets, EV Fleet Management Market by Offering, Service, Deployment Type, and Region – Global Forecast to 2030 (published 2024).

14 BIS Research, Global Battery Management System and Battery Diagnostics Market, Forecast 2023–2033 (published 2023).

15 International Energy Agency (IEA), Global EV Outlook 2024 (published April 2024), projecting global electric-vehicle stock to exceed 250 million by 2030.

16 Fortune Business Insights, Electric Vehicle Telematics Market Size & Share (2024) — global EV telematics market $12.42B in 2024, projected to $63.0B by 2032.

17 The Business Research Company, Electric Vehicle Fleet Management Global Market Report (2025) — EV fleet management market $23.52B (2024) to $24.92B (2025).

18 IMARC Group, India Fleet Management Market (2024) — India fleet management market $1.2B in 2024 (context for regional allocation).

19 Mordor Intelligence, Middle East & Africa Electric Vehicle Market (2025) — MEA EV market size and growth outlook (context for regional allocation).

Serviceable Obtainable Market  (“SOM”)

The serviceable obtainable market for ConnectM’s transportation business consists of EV and battery diagnostics OEMs in India. The Company estimates this market opportunity to be approximately $150 million in 2025, based on market data for EV fleet management and battery management systems in India.20,21 While fleet electrification in India is still in its early stages, the market is growing rapidly, particularly in sectors such as e-commerce logistics, last-mile delivery, and electric two-wheelers. Demand for EV fleet management solutions, including route optimization and charging infrastructure management, is increasing as more fleets adopt electric vehicles.

Market Sizing - Logistics

Total Addressable Market

The TAM for last-mile delivery services is currently estimated at approximately $150 billion, driven by rapid e-commerce growth, consumer demand for faster delivery times, and the need for more efficient logistics solutions. As consumers increasingly expect same-day and next-day delivery, the market is projected to grow significantly, with estimates suggesting it could reach approximately $260 billion by 2030.22,23 The rise of urbanization and the push for sustainable delivery options, including electric delivery vehicles, further contribute to the market’s expansion.

Serviceable Addressable Market

The SAM for last-mile delivery services in the United States and Canada is estimated at approximately $43.8 billion in 2023, consisting of $37.7 billion in the United States and $6.1 billion in Canada, based on third-party industry research.24,25 As a cross-check, one researcher estimates the North America last-mile delivery market at $66.4 billion in 2024.26 Together, the U.S. and Canadian markets represent a significant portion of the global last-mile delivery landscape, supported by the expansion of e-commerce and the need for more efficient logistics solutions.

20 Mordor Intelligence, India Fleet Management Software Market (2024), estimating the market at approximately USD 1.69 billion in 2025 and projected to reach USD 3.15 billion by 2030.

21 IMARC Group, India Battery Management System Market Size & Growth, 2025–2033 (2024), estimating the market at approximately USD 278 million in 2024 and projected to exceed USD 1.2 billion by 2033.

22 Vertex Market Research, Last Mile Delivery Market Size & Share — Global Forecast 2025-2032 (2025), estimating the global last-mile delivery market at approximately USD $155 billion in 2024 and projected to reach USD $300 billion by 2032.

23 Grand View Research, Last Mile Delivery Market Size & Outlook 2023-2030 (2024), estimating the global last-mile delivery market generated USD $143.10 billion in 2023 and projected to reach USD $258.68 billion by 2030.

24 Grand View Research, United States — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating U.S. market revenue of USD 37,743.3 million in 2023 and USD 62,419.8 million by 2030.

25 Grand View Research, Canada — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating Canada market revenue of USD 6,091.7 million in 2023 and USD 8,868.2 million by 2030.

26 Cognitive Market Research, North America Last-Mile Delivery Market Report (2024), estimating North America at USD 66,381.68 million in 2024.

Serviceable Obtainable Market

The SOM for last-mile delivery of freight goods (such as palletized items) in the United States is estimated at approximately $20 billion, based on management’s allocation of the overall U.S. last-mile and freight-logistics markets for the segment of business-to-business deliveries to warehouses, distribution centers, and end customers.27,28 This segment serves industries such as wholesale, manufacturing, and retail, which require the delivery of larger freight to businesses, warehouses, and distribution centers. The market’s growth is driven by the increasing demand for efficient, fast freight deliveries as part of e-commerce B2B operations, retail supply chains, and third-party logistics providers. The rise of these industries, combined with the need for specialized vehicles and infrastructure to handle bulk shipments, positions freight last-mile delivery as a key market within the broader logistics and transportation sector.

Our Competitive Strengths

ConnectM possesses a number of competitive advantages that the Company believes contribute to its growth and differentiation. Through its technology platform, ConnectM provides service-provider and OEM customers with enhanced operational visibility, lower lifecycle costs, and an expanded suite of integrated products and services.

ConnectM’s owned and managed service-provider networks in the United States deliver health, comfort, and efficiency to commercial and residential End Users through real-time monitoring, intelligent HVAC management, and predictive control of environmental parameters such as temperature, humidity, and carbon dioxide levels. In international markets, ConnectM enables OEM customers across Asia and the Middle East to scale more effectively by integrating vehicle and equipment data into its connected-operations platform.

Superior Customer Experience. ConnectM emphasizes high customer satisfaction and competitive pricing across all business segments. Customers can access support through multiple digital channels—including in-platform messaging, phone, text, and email—on a 24/7 basis. The Company’s platform architecture also integrates customer feedback and operational data to continuously enhance the user experience for service providers, infrastructure providers, and enterprise clients.

Technology and Data Advantage. ConnectM leverages a robust technology stack and proprietary data infrastructure built from its broad consumer base, transaction volume, and connected-asset fleet. This scale enables continuous learning and optimization within its EIN platform, which supports applications in energy efficiency, HVAC optimization, EV and fleet management, and predictive maintenance. The Company’s data architecture generates compounding insights that improve asset performance across all customer categories.

Centralized Innovation, Localized Execution. ConnectM develops and maintains much of its core technology centrally while deploying region-specific operational teams that adapt solutions to local market needs. This combination of centralized innovation and localized execution allows the Company to address complex operational challenges efficiently, respond quickly to regulatory or market changes, and maintain consistent service quality across geographies.

Collectively, these strengths—customer integration, connected-operations technology, AI-driven analytics, and centralized innovation—position ConnectM to sustain growth and expand recurring-revenue opportunities across its Owned Service Network, Managed Solutions, Transportation, and Logistics segments.

Our Facilities

ConnectM’s corporate headquarters is located in Marlborough, Massachusetts, where the Company leases approximately 2,396 square feet under a month-to-month lease. The Company also maintains offices in Gloucester, Massachusetts; New Bedford, Massachusetts; Stuart, Florida; Manassas, Virginia; Hyannis, Massachusetts; and Bangalore, India. ConnectM owns one property and leases ten additional properties. The Company believes that its existing facilities are adequate to meet the current needs of its essential workforce, including employees working remotely, and that, if additional space becomes necessary, suitable facilities can be obtained on commercially reasonable terms.

27 Grand View Research, United States — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating the U.S. last-mile delivery market at USD $37.7 billion in 2023 and USD $62.4 billion by 2030.

28 Mordor Intelligence, United States Freight and Logistics Market (2025), estimating the total U.S. freight and logistics market at USD $1,381.1 billion in 2025, of which freight transport represents roughly 63 percent.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors,” following this prospectus summary. Our most significant risks include:

•	The market price of ConnectM’s Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

•	Sales of a substantial number of the shares of ConnectM’s Common Stock in the public market could cause the price of the shares of ConnectM’s Common Stock to fall.

•	Because ConnectM does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

•	We need to raise additional capital to support our operations.

•	Due to ConnectM operating as a going concern, there is a possibility that ConnectM may never be profitable and you may lose all or part of your investment.

•	If we cannot compete successfully against other home electrification and energy companies, we may not be successful in developing our operations and our business may suffer.

•	Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

•	ConnectM operates in the early-stage market of MEE adoption, has a history of losses and expects to incur significant ongoing expenses.

•	Our business, financial condition, results of operations and prospects can be materially adversely affected by weather conditions, including, but not limited to, the impact of severe weather.

•	Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our Common Stock.

•	Failure to remain in compliance with covenants under our credit and loan agreements, service our indebtedness, or fund our other liquidity needs could adversely impact our business.

•	If we fail to develop and maintain an effective system of internal control over financial reporting and other business practices, and of board-level oversight, we may not be able to report our financial results accurately or prevent and detect fraud and other improprieties. Consequently, investors could lose confidence in our financial reporting, and this may decrease the trading price of our stock.

•	The Company has material weaknesses in its internal control over financial reporting.

Corporate Information

ConnectM was originally incorporated in the State of Delaware on September 23, 2021, under the name Monterey Capital Acquisition Corporation (“MCAC”) as a special purpose acquisition company formed to effect an initial business combination with one or more target businesses. On May 13, 2022 (the “IPO Closing Date”), MCAC consummated its initial public offering (the “IPO”).

On July 12, 2024, MCAC completed the previously announced business combination (the “Closing”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 31, 2022 (as amended on October 12, 2023 and April 12, 2024), by and among MCAC, Chronos Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MCAC (“Merger Sub”), and ConnectM Technology Solutions, Inc., a Delaware corporation (“Legacy ConnectM”).

Pursuant to the Merger Agreement, Merger Sub merged with and into Legacy ConnectM (the “Merger”), with Legacy ConnectM continuing as the surviving entity and becoming a wholly owned subsidiary of MCAC. In connection with the consummation of the Merger, MCAC was renamed ConnectM Technology Solutions, Inc.

ConnectM’s corporate offices are located at 2 Mount Royal Avenue, Suite 550, Marlborough, Massachusetts 01752, and the Company’s telephone number is (617) 395-1333. The Company’s website, located at https://www.connectm.com, provides information about ConnectM’s business, management team, and technology offerings. Information contained on, or accessible through, the Company’s website is not incorporated by reference into, and should not be considered a part of the registration statement of which this prospectus forms a part.

THE OFFERING

Shares of Common Stock Offered by Us	[ ] shares (or [ ] shares if the underwriters exercise the option to purchase additional shares in full) based on an assumed public offering price of $ [ ] per share

Shares of Common Stock Outstanding before the Offering (1)	137,025,012 shares

Shares of Common Stock Outstanding after the Offering (2)	[ ] shares (or [ ] shares if the underwriters exercise the option to purchase additional shares in full)

Over-allotment Option

We have granted a 45-day option to the underwriters to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to [ ]  additional shares of Common Stock solely to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ [ ] (or $ [ ] if the underwriters exercise their option to purchase additional shares in full), based upon an assumed public offering price of $ [ ] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use all of the net proceeds from this offering for working capital and other general corporate purposes, including, but not limited to potential strategic transactions, including mergers, acquisitions and business combinations. (See “Use of Proceeds.”)

Listing

Our shares of Common Stock are currently quoted on the OTCQB Venture Market tier of OTC Markets under the symbol “CNTM.” We have applied to list our Common Stock on under the same symbol, “CNTM.” There can be no assurance that our application will be approved or that our Common Stock will commence trading on a national securities exchange. If our application is not approved by the national securities exchange, this offering will not be completed. Until such time, our Common Stock will continue to be quoted on the OTCQB Venture Market.

No assurance can be given that a trading market will develop or be sustained for our Common Stock. There is currently only a limited public trading market for our shares, and investors are urged to obtain current market quotations before making an investment decision.

Lock-Up Agreements	Our executive officers and directors and any holder of 5% or more of the outstanding shares of our Common Stock have agreed with the underwriters not to sell, transfer, or dispose of any shares of Common Stock or similar securities for 180 days (or 90 days with respect to certain of the 5% or more stockholders) following the effective date of the registration statement for this offering. (See “Underwriting.”)

Risk Factors	An investment in our Common Stock involves a high degree of risk. You should read this prospectus carefully, including the section titled “Risk Factors” and the combined and consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our Common Stock.

(1)            The number of shares of Common Stock outstanding both immediately before and immediately after this offering is based on 137,025,012 shares of Common Stock actually outstanding as of the date of this prospectus, and excludes the following:

•	2,300,000 shares of Common Stock reserved for issuance pursuant to the Legacy ConnectM 2019 Equity Incentive Plan (the “2019 Plan”) and 2023 Equity Incentive Plan (the “2023 Plan”) including shares of Common Stock issuable upon the exercise of 473,929 outstanding options at a weighted average exercise price of $0.50 per share;

•	12,990,000 shares of Common Stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $11.50;

•	13,744,131 shares of Common Stock that may become issuable in connection with the Company’s outstanding liability to Last Horizon, LLC (“Last Horizon”), based on an implied conversion price of $0.24 per share calculated pursuant to the pricing formula in a court-approved Section 3(a)(10) settlement agreement with Last Horizon; and

•	26,563,653 shares of Common Stock issuable upon conversion of outstanding convertible notes.

Except as otherwise indicated, all information in this prospectus assumes that no shares of Common Stock have been issued pursuant to any exercise of outstanding warrants and that no shares of Common Stock have been issued pursuant to the Underwriters’ overallotment option.

SUMMARY FINANCIAL INFORMATION

The following tables present a summary of ConnectM’s consolidated financial data for the periods and as of the dates indicated. The summary financial data for the years ended December 31, 2024 and December 31, 2023 have been derived from the Company’s audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2025 and September 30, 2024 have been derived from the Company’s unaudited consolidated financial statements also included in this prospectus.

The historical results presented below are not necessarily indicative of future operating results or financial performance. This information should be read together with the Company’s audited and unaudited consolidated financial statements and the accompanying notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in or incorporated by reference into this prospectus.

Consolidated Statements of Operations Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
		Restated		Restated
Revenues	$8,707,042	$5,997,703	$26,206,876	$16,380,734
Cost of revenues	5,832,429	$4,200,351	17,345,653	11,009,940
Gross profit	2,874,613	1,797,352	8,861,223	5,370,794
Selling, general and administrative expenses	5,691,338	$4,330,687	18,270,674	10,362,504
Loss on impairment of intangible assets	—	$—	—	405,658
Loss from operations	(2,816,725)	(2,533,335)	(9,409,451)	(5,397,368)
Other income (expense):
Interest expense	(153,654)	(676,192)	(749,289)	(1,829,309)
Gain (loss) on extinguishment of debt and vendor payable	2,391,287	(951,991)	(1,714,405)	(1,543,855)
Change in fair value of convertible debt	(1,063,621)	(1,622,916)	(1,893,893)	(1,622,916)
Change in fair value of forward purchase agreement	—	(8,123,887)	(971,000)	(8,123,887)
Gain on Extinguishment of debt	—	2,257,814	—	2,257,814
Change in fair value of derivative liabilities	17,821	(30,919)	(526,388)	(30,919)
Gain on forward purchase agreement	—	1,547,236	—	1,547,236
Gain on modification of liabilities	194,523	—	194,523	—
Bargain purchase gain	—	—	2,486,702	—
Change in fair value on 3(a)(10) Settlement Agreement (Note 5)	148,725	—	766,691	—
Other income (expense), net	288,602	270,049	440,021	58,404
Total other income (expense), net	1,823,683	(7,330,806)	(1,967,038)	(9,287,432)
Net loss	(993,042)	(9,864,141)	(11,376,489)	(14,684,800)
Less: net income (loss) attributable to noncontrolling interests	152,529	60,148	331,556	51,703
Net loss attributable to ConnectM Technology Solutions, Inc.	$(1,145,571)	$(9,924,289)	$(11,708,045)	$(14,736,503)
Other comprehensive income (loss):
Foreign currency translation adjustments	(95,844)	19,479	(128,923)	29,869
Comprehensive income/(loss) before noncontrolling interests	(1,241,415)	(9,904,810)	(11,836,968)	(14,706,634)
Less: comprehensive loss/(income) attributable to non-controlling interests	152,529	60,148	331,556	51,703
Comprehensive Income/(loss) attributable to ConnectM Technology Solutions, Inc.	$(1,393,944)	$(9,964,958)	$(12,168,524)	$(14,758,337)

Weighted average shares outstanding of common stock	75,526,418	21,152,671	54,752,325	15,973,225
Basic and diluted net loss per share, common stock	$(0.02)	$(0.47)	$(0.22)	$(0.92)

Consolidated Statement of Operations for Segments

	Nine Months Ended September 30, 2025
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$13,240,732	2,820,718	8,565,638	1,579,788	—	$26,206,876
Cost of revenue	7,641,098	2,087,220	6,560,303	1,057,032	—	17,345,653
Selling, general and administrative expenses						—
Facility costs	155,466	130,831	—	46,814	10,710	343,821
Insurance expenses	207,333	42,798	41,549	589	323,923	616,192
Marketing expenses	1,924,225	135,147	—	1,282	809,878	2,870,531
Operational expenses	2,654,310	937	351,476	237,755	3,723,990	6,968,468
Compensation and related benefits	3,118,153	896,838	880,404	101,431	1,089,822	6,086,647
Travel & entertainment	64,728	3,358	36,099	43,524	102,886	250,595
Vehicle expenses	356,551	120,865	—	80	16,512	494,008
Depreciation	317,561	—	—	34,026	28,933	380,520
Amortization	136,834	3,071	119,021	—	966	259,892
Total selling, general and administrative expenses	8,935,161	1,333,845	1,428,549	465,501	6,107,620	18,270,674
Loss on impairment	—	—	—	—	—	—
(Loss) income from operations	(3,335,527)	(600,347)	576,786	57,255	(6,107,620)	(9,409,451)
Other (expense) income, net	405,692	$—	$16,509	$2,407,462	$(4,796,700)	(1,967,038)
Net (loss) income	$(2,929,835)	$(600,347)	$593,295	$2,464,717	$(10,904,320)	$(11,376,489)
Total assets	$14,702,572	$978,617	$3,773,016	$2,079,487	$552,730	$22,086,422
Capital expenditures	$8,302	$—	$—	$—	$—	$8,302

	Nine Months Ended September 30, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$9,450,969	4,272,261	—	2,657,504	—	$16,380,734
Cost of revenue	6,084,298	2,870,583	—	2,055,059	—	11,009,940
Selling, general and administrative expenses
Facility costs	147,446	211,308	—	15,022	(17,436)	356,340
Insurance expenses	202,527	201,211	—	679	216,376	620,793
Marketing expenses	145,789	63,528	—	5,564	1,336,576	1,551,457
Operational expenses	511,866	(1,009,570)	—	437,686	1,726,464	1,666,445
Compensation and related benefits	1,825,668	1,160,187	—	407,721	1,778,530	5,172,105
Travel & entertainment	48,786	10,089	—	22,438	23,419	104,732
Vehicle expenses	168,467	99,988	—	—	158,450	426,905
Depreciation	150,268	—	—	5,242	32,048	187,558
Amortization	228,382	—	—	36,262	11,526	276,170
Total selling, general and administrative expenses	3,429,199	736,741	—	930,613	5,265,952	10,362,504
Loss on impairment	405,658	—	—	—	—	405,658
Loss from operations	(468,186)	664,937	—	(328,168)	(5,265,952)	(5,397,368)
Other (expense) income, net	—	—	—	—	(9,287,432)	(9,287,432)
Net (loss) income	$(468,186)	$664,937	$—	$(328,168)	$(14,553,384)	$(14,684,800)
Total assets	$4,937,775	$605,954	$—	$4,033,623	$3,976,278	$13,553,630
Capital expenditures	$58,804	$—	$—	$—	$—	$58,804

Consolidated Balance Sheet Data

	As of September 30, 2025
	Actual (1)	Pro Forma (2)		Pro Forma, As Adjusted
Cash	$2,213,219	$	[ ]	[ ]
Other Current Assets	8,912,548		[ ]	[ ]
Total Assets	22,086,422		[ ]	[ ]

Convertible debt, at fair value	7,006,545		[ ]	[ ]
Total Debt	8,702,341		[ ]	[ ]
Total Liabilities	$33,839,038	$	[ ]	[ ]

Total stockholders’ deficit	$(11,752,616)		[ ]	[ ]

(1)            The actual consolidated balance sheet data includes the issued and outstanding shares of all classes of common stock as of September 30, 2025.

RISK FACTORS

Investing in our Common Stock, involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and their related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our Common Stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may materially and adversely affect our business, prospects, operating results and financial condition.

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refers to the Company and its subsidiaries.

Risks Related to ConnectM’s Common Stock

The market price of ConnectM’s Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

The market price of our Common Stock is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

•	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, ConnectM’s ability to grow and manage growth profitably, and retain its key employees;

•	changes in applicable laws or regulations;

•	risks relating to the uncertainty of ConnectM’s projected financial information; and

•	risks related to the organic and inorganic growth of ConnectM’s business and the timing of expected business milestones.

•	In addition, the stock markets have experienced extreme price and volume fluctuations that affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of ConnectM’s Common Stock, regardless of ConnectM’s actual operating performance.

Volatility in ConnectM’s share price could subject ConnectM to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If ConnectM faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

Sales of a substantial number of the shares of ConnectM’s Common Stock in the public market could cause the price of the shares of ConnectM’s Common Stock to fall.

Sales of a substantial number of shares of ConnectM’s Common Stock in the public market or the perception that these sales might occur could depress the market price of ConnectM’s Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of ConnectM’s Common Stock. In addition, the sale of substantial amounts of ConnectM’s Common Stock or the perception such sales may occur, could adversely impact its price.

The selling stockholders will determine the timing, pricing and rate at which they sell such shares into the public market. Certain selling stockholders will have an incentive to sell because they will still realize a profit from such sales because they purchased shares and/or warrants at prices below the price per share paid by public investors in the IPO and/or below the recent trading prices of the shares of Common Stock. Sales by such investors may prevent the trading price of the shares of ConnectM’s Common Stock from exceeding the price per share in the IPO of MCAC and may cause the trading prices of our securities to experience a further decline.

Because ConnectM does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

ConnectM currently anticipates that it will retain future earnings for the development, operation and expansion of its business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of ConnectM’s shares of Common Stock would be your sole source of gain on an investment in such shares for the foreseeable future.

Future sales of shares of ConnectM’s Common Stock may depress its stock price.

There is a likelihood that ConnectM will need to continue to raise capital through one or more equity financings in order to continue growing its business. As such, sales of a substantial number of shares of ConnectM’s Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of ConnectM’s Common Stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in ConnectM’s share price or the market price of ConnectM’s Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Provisions in our Charter and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

The Charter and Amended Bylaws contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, retirement, disqualification, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the required approval of at least 662∕3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•	the required approval of at least 662∕3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•	the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

The Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Furthermore, the Charter also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. Notwithstanding the foregoing, this forum selection provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States have exclusive jurisdiction. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees and result in increased costs for investors to bring a claim. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

ConnectM is an emerging growth company and smaller reporting company, and ConnectM cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make its shares less attractive to investors.

ConnectM is an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as ConnectM continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. ConnectM will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO (December 31, 2026), (b) in which ConnectM has total annual gross revenue of at least $1.235 billion or (c) in which ConnectM is deemed to be a large accelerated filer, which means the market value of shares of ConnectM’s Common Stock that are held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which ConnectM has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. ConnectM has elected to use this extended transition period for complying with new or revised accounting standards and, therefore, ConnectM will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

ConnectM is also a smaller reporting company as defined in the Exchange Act. Even after ConnectM no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. ConnectM will be able to take advantage of these scaled disclosures for so long as its voting and non-voting Common Stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting Common Stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

ConnectM cannot predict if investors will find its Common Stock less attractive because ConnectM may rely on these exemptions. If some investors find ConnectM’s Common Stock less attractive as a result, there may be a less active trading market for the Common Stock and its market price may be more volatile.

Risks Related to ConnectM’s Business

Business and Operational Risks

We need to raise additional capital to support our operations. We believe our cash and cash equivalents on hand and cash we expect to obtain from this offering, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements in the near future. However, in the future we may still require additional capital to respond to customer demands, technological advancements, competitive dynamics or technologies, business opportunities, challenges, acquisitions or unforeseen circumstances and we may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could experience significant dilution and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Due to ConnectM operating as a going concern, there is a possibility that ConnectM may never be profitable and you may lose all or part of your investment. During the twelve months ended December 31, 2024 and 2023, ConnectM incurred net losses of approximately $23 million and $9 million, respectively. During nine months ended September 30, 2025 ConnectM incurred net losses of approximately $11.3 million and three months ended September 30, 2025, ConnectM incurred net gain of approximately $0.9 million. Continued operations are dependent on ConnectM’s ability to complete equity or debt financings or generate profitable operations. Such financings may not be available or may not be available on reasonable terms.

During the twelve months ended December 31, 2024 and 2023, ConnectM has incurred net losses of approximately $23 million and $9 million, respectively. As of September 30, 2025 and December 31, 2024, ConnectM had an accumulated deficit of approximately $57 and $45 million. ConnectM expects to incur additional losses and higher operating expenses for the foreseeable future. These conditions raises substantial doubt about ConnectM’s ability to continue as a going concern within one year after the date that these combined consolidated financial statements are issued that has not been alleviated. Management’s plans to alleviate the substantial doubt identified include obtaining additional financing from related parties and third parties, and potentially extending existing debt agreements. Due to the Company operating as a going concern, and there is a possibility that we may never be profitable, there is the possibility that you may lose all or part of your investment.

Our growth strategy depends on the widespread adoption Modern Energy Economy (MEE) Systems, MEE Technology, and MEE Services.

The market for MEE Services, MEE Technology, and MEE Systems is emerging and rapidly evolving, and our future success is uncertain. If MEE Technology or Services prove unsuitable for widespread commercial deployment or if demand for MEE Systems fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability and positive cash flow. The factors influencing the widespread adoption of MEE solutions include but are not limited to:

•	cost-effectiveness of MEE solutions as compared with conventional and fossil fuel based energy technologies;

•	performance and reliability of MEE solutions as compared with conventional and fossil fuel based energy products;

•	continued deregulation of the electric power industry and broader energy industry;

•	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	availability of governmental subsidies and incentives.

If we cannot compete successfully against other home electrification and energy companies, we may not be successful in developing our operations and our business may suffer.

The MEE industries are characterized by intense competition and rapid technological advances. We compete with other MEE Service Providers with business models that are similar to ours. In addition, we compete with solar companies in the downstream value chain of distributed energy. Further, some competitors are integrating vertically in order to ensure supply and to control costs. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets. Intense competition in our industry could reduce our market share and our profit. We expect to face significant competition in the future as the market for home electrification develops.

If we are unable to compete in the market, there will be an adverse effect on our business, financial condition, and results of operations.

With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. Some of our competitors are the traditional utilities that supply electricity to our potential customers. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result, these competitors may be able to devote more resources to the research, development, promotion, and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than that of ours. In addition, a majority of utilities’ sources of electricity are non-solar, which may allow utilities to sell electricity more cheaply than electricity generated and stored by our solar and battery systems.

We also compete with companies that are not regulated like traditional utilities, but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to state and local pro-competitive and consumer choice policies. These energy service companies may be able to offer customers electricity supply-only solutions that are competitive with our solar and battery systems options on both price and usage of renewable energy technology while avoiding the long-term agreements and physical installations that our current business model requires. This may limit our ability to attract new customers, particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.

As the MEE industry grows and evolves, we will also face new competitors who are not currently in the market. Low technological barriers to entry characterize our industry and well-capitalized companies could choose to enter the market and compete with us. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, quality issue, price change, or other limitations in our ability to obtain components or technologies we use could result in adverse effects.

While we purchase our products from several different suppliers, if one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor, or otherwise, is unable to increase production as industry demand increases or is otherwise unable to allocate sufficient production to us, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and our ability to satisfy this demand may be adversely affected. At times, suppliers may have issues with the quality of their products, which may not be realized until the product has been installed at a customer site. This may result in additional cost incurred. There are a limited number of suppliers of MEE system components and technologies. While we believe there are other sources of supply for these products available, transitioning to a new supplier may result in additional costs and delays in acquiring our MEE products and deploying our systems. These issues could harm our business or financial performance. In addition, the acquisition of a component supplier or technology provider by one of our competitors could limit our access to such components or technologies and require significant redesigns of our MEE systems or installation procedures and have a negative impact on our business.

There have also been periods of industry-wide shortages of key MEE components in times of industry disruption. The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. We and our original equipment manufacturers (“OEMs”)/distributor partners depend on a limited number of suppliers of MEE system components to adequately meet anticipated demand for our MEE service offerings. Any shortage, bottlenecks, delay, detentions, or component price change from these suppliers, or the acquisition of any of these suppliers by a competitor, could result in sales and installation delays, cancellations, and loss of market share.

The MEE industry is frequently experiencing significant disruption and, as a result, shortages of MEE key components may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than us and our supply of such components may be reduced as a result.

Typically, we purchase the components for our MEE systems on an as-needed basis and do not operate under long-term supply agreements. The vast majority of our purchases are denominated in U.S. dollars. Since our revenue is also generated in U.S. dollars we are mostly insulated from currency fluctuations. However, since our suppliers often incur a significant amount of their costs by purchasing raw materials and generating operating expenses in foreign currencies, if the value of the U.S. dollar depreciates significantly or for a prolonged period of time against these other currencies, this may cause our suppliers to raise the prices they charge us, which could harm our financial results.

Our backlog is subject to unexpected adjustments and cancellations, which means that amounts included in our backlog may not result in actual revenue or translate into profits. Any supply shortages, delays, quality issues, price changes or other limitations in our ability to obtain components or technologies we use could limit our growth, cause cancellations or adversely affect our profitability, and result in loss of market share and damage to our brand.

Damage to our brand and reputation or failure to expand our brand would harm our business and results of operations.

We depend significantly on our brand and reputation for high-quality home electrification and solar service offerings, engineering and customer service to attract customers and grow our business. If we fail to continue to deliver our MEE service offerings within the planned timelines, if our MEE offerings do not perform as anticipated or if we damage any customers’ properties or cancel projects, our brand and reputation could be significantly impaired. We also depend greatly on referrals from customers for our growth. Therefore, our inability to meet or exceed customers’ expectations would harm our reputation and growth through referrals. We have at times focused particular attention on expeditiously growing our direct sales force and our MEE partners, leading us in some instances to hire personnel or partner with third parties who we may later determine do not fit our company culture and standards. Given the sheer volume of interactions our direct sales force and our MEE partners have with customers and potential customers, it is also unavoidable that some interactions will be perceived by customers and potential customers as less than satisfactory and result in complaints. If we cannot manage our hiring and training processes to limit potential issues and maintain appropriate customer service levels, our brand and reputation may be harmed and our ability to grow our business would suffer. In addition, if we were unable to achieve a similar level of brand recognition as our competitors, some of which may have a broader brand footprint, more resources and longer operational history, we could lose recognition in the marketplace among prospective customers, suppliers and partners, which could affect our growth and financial performance. Our growth strategy involves marketing and branding initiatives that will involve incurring significant expenses in advance of corresponding revenue. We cannot assure you that such marketing and branding expenses will result in the successful expansion of our brand recognition or increase our revenue. We are also subject to marketing and advertising regulations in various jurisdictions, and overly restrictive conditions on our marketing and advertising activities may inhibit the sales of the affected products.

Developments in alternative technologies may materially adversely affect demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of home electrification or distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of our solar energy systems, which could result in product obsolescence, the loss of competitiveness of our systems, decreased revenue and a loss of market share to competitors.

While we maintain an inventory of, or otherwise make arrangements to obtain, spare parts to replace critical equipment and maintain insurance for property damage to protect against certain operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties that could result if we were unable to operate our generation facilities at a level necessary to comply with sales contracts.

Obtaining a sales contract with a potential customer does not guarantee that the potential customer will not decide to cancel or that we will not need to cancel due to a failed inspection, which could cause us to generate no revenue despite incurring costs and adversely affect our results of operations.

Even after we secure a sales contract with a potential customer, we (either directly or through our MEE partners) must perform an inspection to ensure that the home, including the rooftop, meets our standards and specifications. If the inspection finds that repairs to the rooftop are required in order to satisfy our standards and specifications to install the solar energy system, and a potential customer does not want to make such required repairs, we would lose that anticipated sale. In addition, per the terms of our customer agreements, a customer maintains the ability to cancel before commencement of installation, subject to certain conditions. Any delay or cancellation of an anticipated sale could materially and adversely affect our financial results, as we may have incurred sales-related, design-related, and other expenses and generated no revenue.

Our inability to properly utilize our workforce could have a negative impact on our profitability.

The extent to which we utilize our workforce affects our profitability. Underutilizing our workforce could result in lower gross margins and, consequently, a decrease in our short-term profitability. On the other hand, overutilization of our workforce could negatively impact safety, employee satisfaction, attrition, and project execution, leading to a potential decline in future project awards. The utilization of our workforce is impacted by numerous factors, including:

•	our estimates of headcount requirements and our ability to manage attrition;

•	efficiency in scheduling projects and our ability to minimize downtime between project assignments;

•	productivity;

•	labor disputes; and

•	availability of skilled labor at any given time.

Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

ConnectM may choose to expand internationally and may require additional resources and controls. Any expansion internationally could subject our business to risks associated with international operations, including:

•	difficulties in establishing legal entities in foreign jurisdictions;

•	challenges in arranging, and availability of, financing for our customers;

•	availability and cost of raw materials and components, labor and equipment for manufacturing our systems;

•	difficulties in staffing and managing foreign operations due to differences in culture, laws and customer expectations, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

•	installation challenges which we have not encountered before which may require the development of adaptions of our products for a given jurisdiction;

•	compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, safety, security and data protection laws and regulations;

•	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or in potential infringement of third-party intellectual property rights in new jurisdictions;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates;

•	restrictions on repatriation of foreign earnings;

•	compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, including product transfer pricing, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

•	changes in import and export controls and tariffs imposed by the United States or foreign governments;

•	changes in regulations regarding recycling and the end of life of our products;

•	changes in regulations that would prevent us from doing business in specified countries;

•	failure of the supply chain in local countries to provide us with materials of a sufficient quality and quantity delivered on timelines we expect; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

We may not be able to effectively manage our growth.

Our future growth, if any, may cause a significant strain on our management and our operational, financial, and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, and management systems and to expand, train, manage, and motivate our employees. These demands will require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources used without a corresponding increase in our operational, financial, and management systems could have a negative impact on our business, financial condition, and results of operations.

We are a decentralized company and place significant decision-making powers with our subsidiaries’ management, which presents certain risks.

We believe that our practice of placing significant decision-making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers’ needs. However, this practice presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business than we would under a more centralized structure or that we would be slower to identify a misalignment between a subsidiary’s and ConnectM’s overall business strategy. Further, if a subsidiary location fails to follow ConnectM’s compliance policies, we could be made party to a contract, arrangement or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

We may not realize the anticipated benefits of past or future investments, strategic transactions, or acquisitions, and integration of these acquisitions may disrupt our business and management.

We have in the past, and in the future we expect to, acquire companies, project pipelines, products or technologies or enter into joint ventures or other strategic initiatives. We may not realize the anticipated benefits of these acquisitions, and any acquisition has numerous risks. These risks include the following:

•	difficulty in assimilating the operations and personnel of the acquired company;

•	difficulty in effectively integrating the acquired technologies or products with our current technologies;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges due to integration issues;

•	difficulty integrating the acquired company’s accounting, management information, and other administrative systems;

•	inability to retain key technical and managerial personnel of the acquired business;

•	inability to retain key customers, vendors, and other business partners of the acquired business;

•	inability to achieve the financial and strategic goals for the acquired and combined businesses;

•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;

•	potential failure of the due diligence processes to identify significant issues with product quality, intellectual property infringement, and other legal and financial liabilities, among other things;

•	potential inability to assert that internal controls over financial reporting are effective; and

•	potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

Acquisitions of companies, businesses and assets are inherently risky and, if we do not complete the integration of these acquisitions successfully and in a timely manner, we may not realize the anticipated benefits of the acquisitions to the extent anticipated, which could adversely affect our business, financial condition, or results of operations.

If we are unsuccessful in developing and maintaining our proprietary technology, including our Connected Operations applications, our ability to attract and retain OEMs could be impaired, our competitive position could be harmed and our revenue could be reduced.

Our future growth depends on our ability to continue to develop and maintain our proprietary technology that supports our service offerings, including our Connected Operations applications. In addition, we rely, and expect to continue to rely, on licensing agreements with certain third parties for aerial images that allow us to efficiently and effectively analyze a customer’s MEE system specifications. In the event that our current or future products require features that we have not developed or licensed, or we lose the benefit of an existing license, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology. If we are unable to maintain our existing proprietary technology, our ability to attract and retain OEM partners could be impaired, our competitive position could be harmed and our revenue could be reduced.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of September 30, 2025, a majority of our total installations were in Massachusetts, Florida and Virginia. We expect our near-term future growth to occur in the east coast and Midwest of the U.S., and to further expand our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated.

Changes to the applicable laws and regulations governing direct-to-home sales and marketing may limit our ability to effectively compete.

The majority of our service business is conducted using the direct-to-home sales channel and marketing that could impose additional limitations on unsolicited residential sales calls and may impose additional restrictions such as adjustments to our marketing materials and direct-selling processes, and new training for personnel. If additional laws and regulations affecting direct sales and marketing are passed in the markets in which we operate, it would take time to train our sales professionals to comply with such laws, and we may be exposed to fines or other penalties for violations of such laws. If we fail to compete effectively through our direct-selling efforts, our financial condition, results of operations and growth prospects could be adversely affected.

Our growth depends in part on the success of our relationships with third parties.

A key component of our growth strategy is to develop or expand our relationships with third parties. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting and retaining new and existing MEE partners. Negotiating relationships with our MEE partners, investing in due diligence efforts with potential MEE partners, training such third parties and contractors, and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

ConnectM operates in the early-stage market of MEE adoption, has a history of losses and expects to incur significant ongoing expenses

We have incurred operating losses before income taxes in the past. We intend to increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs, increase spending on our brand awareness and other sales and marketing initiatives, make significant investments to drive future growth in our business and implement internal systems and infrastructure to support our growth. We do not know whether our revenue will grow rapidly enough to absorb these costs and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our results of operations. Our ability to sustain profitability depends on a number of factors, including but not limited to:

•	growing our customer base;

•	maintaining or lowering our cost of capital;

•	reducing the cost of components for our solar service offerings;

•	growing and maintaining our channel partner network;

•	maintaining high levels of product quality, performance, and customer satisfaction;

•	successfully integrating acquired businesses;

•	growing our direct-to-consumer business to scale;

•	reducing our operating costs by lowering our customer acquisition costs and optimizing our design and installation processes; and

•	supply chain logistics, such as accepting late deliveries.

We may be unable to achieve positive cash flows from operations in the future.

Failure to hire and retain a sufficient number of employees and service providers in key functions would constrain our growth and our ability to timely complete customers’ projects and successfully manage customer accounts.

To support our growth, we need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, installers, electricians, sales and project finance specialists. Competition for qualified personnel in our industry is increasing, particularly for skilled personnel involved in the installation of MEE systems. We have in the past been, and may in the future be, unable to attract or retain qualified and skilled installation personnel or installation companies to be our MEE service partners (under Managed Solutions), which would have an adverse effect on our business. We and our MEE partners also compete with the homebuilding and construction industries for skilled labor. As these industries grow and seek to hire additional workers, our cost of labor may increase. The unionization of the industry’s labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. We need to continue to expand upon the training of our customer service team to provide high-end account management and service to customers before, during and following the point of installation of our MEE systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards that we have established. If we are unable to hire, develop and retain talented technical and customer service personnel, we may not be able to realize the expected benefits of this investment or grow our business.

In addition, to support the growth and success of our direct-to-consumer channel, we need to recruit, retain and motivate a large number of sales personnel on a continuing basis. We compete with many other companies for qualified sales personnel, and it could take many months before a new salesperson is fully trained on our MEE service offerings. If we are unable to hire, develop and retain qualified sales personnel or if they are unable to achieve desired productivity levels, we may not be able to compete effectively.

If we or our MEE partners cannot meet our hiring, retention and efficiency goals, we may be unable to complete customers’ projects on time or manage customer accounts in an acceptable manner or at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, these greater expenses may also adversely impact our financial results and the growth of our business.

Failure by our vendors or our component suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

If we are unable to retain and recruit qualified technicians and advisors, or if our board of directors, key executives, key employees or consultants discontinue their employment or consulting relationship with us, it may delay our development efforts or otherwise harm our business.

We may not be able to attract or retain qualified management or technical personnel in the future due to the intense competition for qualified personnel among MEE services businesses. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain, and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the successful development of any product candidates, our ability to raise additional capital, and our ability to implement our overall business strategy.

We are highly dependent on members of our management and technical staff. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior technical personnel. The loss of any of our executive officers, key employees, or consultants and our inability to find suitable replacements could potentially harm our business, financial condition, and prospects. We may be unable to attract and retain personnel on acceptable terms given the competition among MEE Service providers. Certain of our current officers, directors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other MEE service providers. We do not maintain “key man” insurance policies on any of our officers or employees. Other than certain members of our senior management team, all of our employees are employed “at will” and, therefore, each employee may leave our employment and join a competitor at any time.

We plan to grant stock options, restricted stock grants, restricted stock unit grants, and/or other forms of equity awards in the future as a method of attracting and retaining employees, motivating performance, and aligning the interests of employees with those of our shareholders. If we are unable to implement and maintain equity compensation arrangements that provide sufficient incentives, we may be unable to retain our existing employees and attract additional qualified candidates. If we are unable to retain our existing employees and attract additional qualified candidates, our business and results of operations could be adversely affected. Currently the exercise prices of all outstanding stock options are greater than the current stock price.

As of October 26, 2025, we had 103 full-time employees in the U.S., 73 full-time employees in India and 6 part-time employees and contractors. We may be unable to implement and maintain an attractive incentive compensation structure in order to attract and retain the right talent. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

ConnectM’s management has limited experience in operating a public company.

ConnectM’s executive officers have limited experience in the management of a publicly traded company. ConnectM’s management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. ConnectM’s limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the company. ConnectM may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company, as well as the cost of outside legal and accounting advisors, may require costs greater than expected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

We will be subject to the reporting requirements of the Exchange Act, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls, procedures, and internal controls over financial reporting. Maintaining our disclosure controls and procedures and internal controls over financial reporting in accordance with this standard requires significant resources and management oversight. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We will need to hire more employees in the future to manage these reporting and compliance obligations, which will increase our costs and expenses.

We may be materially adversely affected by negative publicity.

Our business involves transactions with customers. We and our MEE partners must comply with numerous federal, state and local laws and regulations that govern matters relating to our interactions with customers, including those pertaining to privacy and data security and warranties. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Noncompliance with any such laws or regulations, or the perception that we or our MEE partners have violated such laws or regulations or engaged in deceptive practices that could result in a violation, could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. We have incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to our business could require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition, and results of operations.

Any investigations, actions, adoption or amendment of regulations relating to the marketing of our products to residential consumers of our community MEE programs could divert management’s attention from our business, require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition, and results of operations or could reduce the number of our potential customers.

We cannot ensure that our sales professionals and other personnel will always comply with our standard practices and policies, as well as applicable laws and regulations. In any of the numerous interactions between our sales professionals or other personnel and our customers or potential customers, our sales professionals or other personnel may, without our knowledge and despite our efforts to effectively train them and enforce compliance, engage in conduct that is or may be prohibited under our standard practices and policies and applicable laws and regulations. We have been exposed to claims in the past, and any such non-compliance, or the perception of non-compliance, could expose us to additional claims, proceedings, litigation, investigations, or enforcement actions by private parties or regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business and reputation. We have incurred, and will continue to incur, significant expenses to comply with the laws, regulations and industry standards that apply to us.

Our business, financial condition, results of operations and prospects can be materially adversely affected by weather conditions, including, but not limited to, the impact of severe weather.

Weather conditions directly influence the demand for electricity and natural gas and other fuels and affect the price of energy and energy-related commodities. In addition, severe weather and natural disasters, such as hurricanes, floods, tornadoes, icing events and earthquakes, can be destructive and cause power outages and property damage, affect the availability of fuel and water, reduce our revenue and require us to incur additional costs, for example, to restore service and repair damaged facilities, to obtain replacement power and to access available financing sources. Furthermore, our physical plants could be placed at greater risk of damage should continued changes in the global climate produce additional unusual variations in temperature and weather patterns, resulting in more intense, frequent and extreme weather events, and abnormal levels of precipitation. A disruption or failure of electric generation, or storage systems in the event of a hurricane, tornado or other severe weather event, or otherwise, could prevent us from operating our business in the normal course and could result in any of the adverse consequences described above. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Where cost recovery is available, recovery of costs to restore service and repair damaged facilities is or may be subject to regulatory approval, and any determination by the regulator not to permit timely and full recovery of the costs incurred could have a material adverse effect on our business, financial condition, results of operations and prospects. Changes in weather can also affect the production of electricity at power generation facilities.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our Common Stock.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect these fluctuations to continue. However, given that we are operating in a rapidly changing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical results of operations. As such, our past quarterly results of operations may not be good indicators of likely future performance.

In addition to the other risks described in this “Risk Factors” section, as well as the factors discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ConnectM” section, the following factors, among others, could cause our results of operations and key performance indicators to fluctuate:

•	the expiration, reduction or initiation of any governmental tax rebates, tax exemptions, or incentive;

•	significant fluctuations in customer demand for our MEE service offerings or fluctuations in the geographic concentration of installations of MEE systems;

•	changes in financial markets, which could restrict our ability to access available and cost-effective financing sources;

•	seasonal, environmental or weather conditions that impact sales, energy production, and system installation;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, or joint ventures;

•	necessary capital-raising activities or commitments;

•	changes in our pricing policies or terms or those of our competitors, including utilities;

•	changes in regulatory policy related to solar energy generation;

•	the loss of one or more key partners or the failure of key partners to perform as anticipated;

•	our failure to successfully integrate acquired solar facilities;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape;

•	actual or anticipated changes in our growth rate;

•	general economic, industry and market conditions; and

•	changes to our cancellation rate.

Our actual revenue or key operating metrics in one or more future quarters may fall short of the expectations of investors and financial analysts. If that occurs, the market price of our Common Stock could decline and stockholders could lose part or all of their investment.

Adverse economic conditions may have negative consequences on our business, results of operations and financial condition.

Unpredictable and unstable changes in economic conditions, including recession, inflation, increased government intervention, or other changes, may adversely affect our general business strategy. Additionally, economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction and home remodeling activity. We rely upon our ability to generate additional sources of liquidity and we may need to raise additional funds through public or private debt or equity financings in order to fund existing operations or to take advantage of opportunities, including acquisitions of complementary businesses or technologies. Any adverse change in economic conditions would have a negative impact on our business, results of operations and financial condition and on our ability to generate or raise additional capital on favorable terms, or at all.

ConnectM is highly reliant on its networked and cloud-based business model and information technology systems and data, and those of its service providers which may be subject to cyber-attacks, service disruptions or other security incidents, which could result in data breaches, loss or interruption of services, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

ConnectM continues to expand its information technology systems in the form of its networked and cloud-based business model, and as its operations grow its internal information technology systems, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, financial, tax and regulatory compliance systems. This includes the implementation of new internally developed systems and the deployment of such systems in the United States. While ConnectM maintains information technology measures designed to protect it against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, its systems and those of its service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks. To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of ConnectM data, including intellectual property and personal information, or ConnectM’s products, or for it to be believed or reported that any of these occurred, it could disrupt ConnectM’s business, harm its reputation, compel it to comply with applicable data breach notification laws, subject it to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require it to verify the correctness of database contents, or otherwise subject it to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to ConnectM and result in significant legal and financial exposure and/or reputational harm.

Because ConnectM also relies on third-party service providers, it cannot guarantee that its service providers’ and component suppliers’ systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, ConnectM’s or ConnectM’s service providers’ or component suppliers’ systems. ConnectM’s ability to monitor its service providers’ and component suppliers’ security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures. Further, the implementation, maintenance, segregation and improvement of these systems require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding ConnectM’s core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operation. These risks may affect ConnectM’s ability to manage its data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

If ConnectM does not successfully implement, maintain or expand its information technology systems as planned, its operations may be disrupted, its ability to accurately and/or timely report its financial results could be impaired and deficiencies may arise in its internal control over financial reporting, which may impact its ability to certify its financial results (see also “Risks Related to Finance, Tax and Accounting - ConnectM has identified material weaknesses in its internal control over financial reporting. If ConnectM is unable to remediate these material weaknesses, or if ConnectM identifies additional material weaknesses in the future or otherwise fails to maintain an effective internal control over financial reporting, this may result in material misstatements of ConnectM’s consolidated financial statements or cause ConnectM to fail to meet its periodic reporting obligations” for more detail). Moreover, ConnectM’s proprietary information, including intellectual property and personal information, could be compromised or misappropriated and its reputation may be adversely affected if these systems or their functionality do not operate as expected and ConnectM may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Our ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events or company-specific events, as well as the financial condition of insurers.

Insurance coverage may not continue to be available or may not be available at rates or on terms similar to those presently available to us. Our ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events or company-specific events, as well as the financial condition of insurers. If insurance coverage is not available or obtainable on acceptable terms, we may be required to pay costs associated with adverse future events.

Our insurance policies against many potential liabilities require high deductibles, and our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance.

We insure various general liability, workers’ compensation, property and auto risks as well as other risks through a variety of direct insurance policies and a captive insurance company that are reinsured for risks above certain deductibles and retentions. All of our insurance policies and programs are subject to high deductibles and retentions; as such, we are, in effect, self-insured for substantially all of our typical claims. We hire an actuary to determine any liabilities for unpaid claims and associated expenses for the three major lines of coverage (workers’ compensation, general liability and auto liability). The determination of these claims and expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported and the effectiveness of our safety program. Our accruals are based on known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. If any of the variety of instruments, processes or strategies we use to manage our exposure to various types of risk are not effective, we may incur losses that are not covered by our insurance policies or that exceed our accruals or coverage limits.

Additionally, we typically are contractually required to provide proof of insurance for projects on which we work. Historically, insurance market conditions become more difficult for insurance consumers during periods when insurance companies suffer significant investment losses as well as casualty losses. Consequently, it is possible that insurance markets will become more expensive and restrictive. Also, our prior casualty loss history might adversely affect our ability to procure insurance within commercially reasonable ranges. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects and increase our overall risk exposure. Our insurance providers are under no commitment to renew our existing insurance policies in the future; therefore, our ability to obtain necessary levels or kinds of insurance coverage is subject to market forces outside our control. If we were unable to obtain necessary levels of insurance, it is likely we would be unable to compete for or work on most projects.

Increases and uncertainty in our health insurance costs could adversely impact our results of operations and cash flows.

The costs of employee health insurance have been increasing in recent years due to rising health care costs, legislative changes, and general economic conditions. Additionally, we may incur additional costs as a result of the Patient Protection and Affordable Care Act (the “Affordable Care Act”) that was signed into law in March 2010. Future legislation could also have an impact on our business. The status of the Affordable Care Act, any amendment, repeal or replacement thereof, is currently uncertain. For example, in December 2019, the United States Court of Appeals for the Fifth Circuit struck down a central provision of the Affordable Care Act, ruling that the requirement that people have health insurance was unconstitutional, sending the case back to a federal district judge in Texas to determine which of the law’s many parts could survive without the mandate. On March 2, 2020, the United States Supreme Court granted certiorari to review this case, and on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. The Affordable Care Act will remain in effect in its current form; however, we continue to evaluate the effect that the Affordable Care Act has on our business.

Failure to remain in compliance with covenants under our credit and loan agreements, service our indebtedness, or fund our other liquidity needs could adversely impact our business.

Our failure to comply with covenants under the credit or loan agreements, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the credit and loan agreements. Default under our credit and loan agreements could result in (1) us no longer being entitled to borrow under the agreements; (2) termination of the agreements; (3) acceleration of the maturity of outstanding indebtedness under the agreements; and/or (4) foreclosure on any collateral securing the obligations under the agreements. If we are unable to service our debt obligations or fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment in us.

If we fail to develop and maintain an effective system of internal control over financial reporting and other business practices, and of board-level oversight, we may not be able to report our financial results accurately or prevent and detect fraud and other improprieties. Consequently, investors could lose confidence in our financial reporting, and this may decrease the trading price of our stock.

We must maintain effective internal controls to provide reliable financial reports and to prevent and detect fraud and other improprieties. We are responsible for reviewing and assessing our internal controls and implementing additional controls when improvement is needed. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.

The Sarbanes-Oxley Act requirements regarding internal control over financial reporting, and other internal controls over business practices, are costly to implement and maintain, and such costs are relatively more burdensome for smaller companies such as us than for larger companies. We have limited internal personnel to implement procedures and rely on outside professionals including accountants and attorneys to support our control procedures. We are working to improve all of our controls but, if our controls are not effective, we may not be able to report our financial results accurately or prevent and detect fraud and other improprieties, which could lead to a decrease in the market price of our stock. Failure to implement any required changes to our internal controls or other changes we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the market price of our Common Stock.

Our historical financial results may not be indicative of what our actual financial position or results of operations would have been if we had always been a public company.

Our business has achieved rapid growth since we launched. However, our results of operations, financial condition and cash flows reflected in our consolidated financial statements may not be indicative of the results we would have achieved if we had been a public company or results that may be achieved in future periods. Consequently, there can be no assurance that we will be able to generate sufficient income to pay our operating expenses and make satisfactory distributions to our shareholders, or any distributions at all.

Our reported financial results may be affected, and comparability of our financial results with other companies in our industry may be impacted, by changes in the accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S. are subject to change and interpretation by the Financial Accounting Standards Board (“FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and on the financial results of other companies in our industry and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in June 2016 the FASB issued Accounting Standards Update No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”), which replaces the current incurred loss impairment methodology with a current expected credit losses model. Other companies in our industry may be affected differently by the adoption of ASU No. 2016-13 or other new accounting standards, including timing of the adoption of new accounting standards, adversely affecting the comparability of financial statements. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which primarily changes the lessee’s accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. This standard is effective for annual reporting periods beginning after December 15, 2021. ConnectM adopted this standard, effective January 1, 2022, under the alternative transition method as permissible under ASU 2018-11 and will apply this standard to all leases. As a result, comparative financial information of ConnectM has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company has material weaknesses in its internal control over financial reporting. If ConnectM is unable to remediate these material weaknesses, or if ConnectM identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, ConnectM may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and the market price of ConnectM’s Common Stock.

In preparation of its consolidated financial statements to meet the requirements applicable to its current status as a publicly traded company, ConnectM and its independent registered public accounting firm identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness identified related to a deficiency in ConnectM’s controls over complex accounting topics centered around the appropriate treatment of specific incremental costs that were directly attributable to the transaction with MCAC and a forward purchase agreement entered into in connection therewith. Specifically, ConnectM’s accounting and internal control infrastructure did not allow for adequate review processes over this complex accounting topic due to lack of sufficient resources. Due to this material weakness, material errors were identified and corrected in ConnectM’s audited financial statements for the year ended December 31, 2024.

The second material weakness identified related to a deficiency in ConnectM’s controls over revenue recognition centered around the appropriate timing of the recognition of its solar system services for which ConnectM recognized revenue when it had not fully satisfied its performance obligation. Specifically, ConnectM’s accounting and internal control infrastructure did not allow for the proper assessment of the timing of revenue recognition for its solar system services due to lack of sufficient resources. Due to this material weakness, material errors were identified and corrected in ConnectM’s audited financial statements for the year ended December 31, 2024.

There are other material weaknesses identified relating to complex accounting relating to debt and derivatives, contingent consideration, deferred offering costs, management not identifying impaired intangible assets, and to the Company not being able to timely issue their financial statements. These material weaknesses are due to inadequate staffing at the Company.

An additional material weakness was identified due to the failure to get proper approval from our board of directors (the “Board”) for related party transactions.

ConnectM has implemented measures designed to improve internal controls over financial reporting to remediate the control deficiencies outlined above that led to the material weaknesses, including strengthening reviews by its finance team and expanding its accounting and finance team to add additional qualified accounting and finance resources, which may include expanding the use of third party consultants that possess the required expertise to assist management with its review.

ConnectM cannot assure you that the measures it has taken to date, and actions it may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in its internal controls over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither its management nor an independent registered public accounting firm has performed an evaluation of its internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. If ConnectM is unable to successfully remediate its existing or any future material weaknesses in its internal control over financial reporting, identifies any additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, the accuracy and timing of ConnectM financial reporting may be adversely affected, ConnectM may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the consolidated company’s financial reporting, and the market price of ConnectM’s Common Stock may decline as a result.

Risks Related to Data Privacy

Any security breach or unauthorized access or disclosure or theft of data, including personal information we gather, store and use, or other hacking and phishing attacks on our systems, could harm our reputation, subject us to claims or litigation, financial harm and have an adverse impact on our business.

We receive, store and use personal information of customers, including names, addresses, e-mail addresses, credit information and other housing and energy use information, as well as the personal information of our employees. Unauthorized disclosure of such personal information, whether through breach of our systems by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent, have occurred on our systems in the past, and could occur on our systems in the future. Inadvertent disclosure of such personal information, or if a third party were to gain unauthorized access to the personal information in our possession, has resulted in, and could result in future claims or litigation arising from damages suffered by such individuals. In addition, we could incur significant costs in complying with the multitude of federal, state and local laws regarding the unauthorized disclosure of personal information. Our efforts to protect such personal information may be unsuccessful due to software bugs or other technical malfunctions; employees, contractor, or vendor error or malfeasance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose sensitive information. Although we have developed systems and processes that are designed to protect the personal information we receive, store and use and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. Any perceived or actual unauthorized disclosure of such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient to cover us against claims, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, increased cost of operations or otherwise harm our business.

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. New data protection laws, including recent California legislation and regulation which affords California consumers an array of new rights, including the right to be informed about what kinds of personal data companies have collected and why it was collected, pose increasingly complex compliance challenges and potentially elevate our costs. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance, and violations of applicable data protection laws could result in significant penalties. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions brought against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business.

Risks Related to Electrification and Decarbonization Business

ConnectM’s future growth and success are highly dependent on the continued acceleration of electrification across homes, commercial buildings, and transportation fleets. This includes the adoption of electric-heating technologies such as heat pumps, the integration of distributed energy resources like solar and storage systems, and the transition from internal-combustion vehicles to EVs for both passenger and fleet applications.

Federal, state, and local governments in the United States currently provide a range of incentives—such as rebates, tax credits, and other financial benefits—to encourage the replacement of fossil-fuel systems in residential and transportation sectors. These programs include the High-Efficiency Electric Home Rebate Act (“HEEHRA”) and the Home Owner Managing Energy Savings (“HOMES”) Rebate Program, both authorized under the Inflation Reduction Act (“IRA”), as well as the Investment Tax Credit (“ITC”) and the Clean Vehicle Credit under Internal Revenue Code §30D. However, these programs depend on future appropriations, administrative implementation, and ongoing political and fiscal support, and there is no assurance that they will continue at current levels or on expected timelines.

If market adoption of electrification technologies—such as heat pumps, solar systems, battery storage, or EVs—develops more slowly than anticipated, or if demand declines due to changes in incentives, regulation, or consumer preferences, ConnectM’s business, growth prospects, financial condition, and operating results could be materially and adversely affected.

The markets for electrification technologies may be influenced by a range of factors, including:

•	perceptions about the quality, safety, performance, or cost of heat pumps, solar systems, battery storage, and EVs;

•	volatility in the prices of heating oil, natural gas, or gasoline, including as a result of global trade restrictions;

•	concerns about the reliability, capacity, and resilience of the electrical grid;

•	availability of skilled labor, maintenance, and repair services for electrification equipment;

•	consumer perceptions regarding convenience, payback periods, and affordability;

•	changes in government policies, regulations, or tax incentives, including the reduction, delay, or expiration of favorable programs such as the IRA, ITC, or EV credits;

•	relaxation of government mandates or building-code requirements related to electrification;

•	uncertainty regarding the timing, structure, and funding availability of federal or state rebate programs administered by state energy offices; and

•	concerns about the future viability of manufacturers of heat pumps, solar panels, batteries, and EV components.

Because many of ConnectM’s customers rely on incentive programs or government-backed financing mechanisms to make electrification projects economically viable, any funding delays, reductions, or changes in eligibility criteria could decrease demand for ConnectM’s products and services. In addition, the EV market is highly dynamic and subject to technological disruption, supply-chain constraints, and cyclical demand fluctuations. Global shortages of semiconductors or critical minerals could reduce vehicle production and delay EV deployments, which may, in turn, reduce demand for ConnectM’s connected-fleet and electrification solutions.

The electrification market is characterized by rapid technological changes often due to technical improvements, regulatory requirements and customer requirements, which requires ConnectM to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and ConnectM’s financial results.

Continuing technological changes in battery and other electrification technologies could adversely affect adoption of current electrification technology and/or ConnectM’s products. ConnectM’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the electrification market. As new products are introduced, gross margins tend to decline in the near term and improve as the product becomes more mature with a more efficient manufacturing process.

As electrification technologies change or governmental regulations impose new requirements on electrification technology, ConnectM may need to upgrade or adapt its electrification technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery cell technology, or comply with new governmental regulations, which could involve substantial costs. Even if ConnectM is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete or non-compliant with governmental regulations more quickly than expected. ConnectM may also incur additional costs and expenses related to new product transitions such as adverse impacts due to supply chain failures to procure sufficient new product components, purchase price variances, or inventory obsolescence costs related to new product transitions, including as the result of any failure on the part of ConnectM to meet its own estimates and projections. ConnectM cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage ConnectM’s relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase ConnectM’s competitors’ products or services. Finally, new or changing state or federal regulations may result in delays related to the development of new products or modifications to existing products in order to come into compliance and any such delays may result in customer’s selecting alternative providers or result in delays related to ConnectM’s ability to install, sell or distribute its electrification technology.

If ConnectM is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer and regulatory requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue may decline, it may experience higher operating losses and its business and prospects may be adversely affected.

Certain statements ConnectM makes about estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

From time to time, ConnectM makes statements with estimates of the addressable market for ConnectM MEE solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertainties associated with the ongoing macroeconomic effects of inflation and market and geopolitical volatility. The estimates and forecasts relating to the size and expected growth of the target MEE market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected MEE market opportunities are difficult to predict. The estimated addressable MEE market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, ConnectM’s business could fail to grow at similar rates.

The MEE industry is an emerging market which is constantly evolving and may not develop at the size or the rate we expect.

The MEE industry is an emerging and constantly evolving market opportunity. We believe the MEE industry is still developing and maturing, and we cannot be certain that the market will grow to the size or at the rate we expect. For example, we have experienced increases in cancellations of our customer agreements in certain geographic markets during various periods in our operating history. Any future growth of the MEE market and the success of our MEE service offerings depend on many factors beyond our control, including recognition and acceptance of the MEE service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide our MEE service offerings cost effectively. If the markets for MEE do not develop to the size or at the rate we expect, our business may be adversely affected.

MEE services have yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from federal, state and local governments. If this support diminishes materially, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. These types of funding limitations could lead to inadequate financing support for the anticipated growth in our business. Furthermore, growth in residential MEE services depends in part on macroeconomic conditions, retail prices of electricity and customer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial wherewithal, credit scores or interest in entering into long-term contracts with third party finance companies, even if such contracts would generate immediate and long-term savings.

Furthermore, market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, as discussed further below. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business.

We have historically benefited from declining costs in the solar industry, and our business and financial results may be harmed not only as a result of any increases in costs associated with our electrification service offerings but also any failure of these costs to continue to decline as we currently expect. If we do not reduce our cost structure in the future, our ability to continue to be profitable may be impaired.

Declining costs related to raw materials, manufacturing and the sale and installation of our solar service offerings have been a key driver in the pricing of our solar service offerings and, more broadly, customer adoption of solar energy. While historically the prices of solar panels and raw materials have declined, the cost of solar panels and raw materials have increased and may increase in the future, and such products’ availability could decrease, due to a variety of factors, including restrictions stemming from supply chain disruptions, tariffs and trade barriers, export regulations, regulatory or contractual limitations, industry market requirements, and changes in technology and industry standards.

We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and ability to economically serve certain markets. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer.

We face competition from traditional energy companies as well as solar and other renewable energy companies.

The MEE services industry is highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our primary competitors are the established utilities that supply energy to homeowners by traditional means. We compete with these utilities primarily based on price, predictability of price, and the ease by which homeowners can switch to electricity generated by our MEE Systems. If we cannot offer compelling value to customers based on these factors, then our business and revenue will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, utilities may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Furthermore, these competitors are able to devote substantially more resources and funding to regulatory and lobbying efforts.

Utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity are non-solar, which may allow utilities to sell electricity more cheaply than we can. Moreover, regulated utilities are increasingly seeking approval to “rate-base” their own residential solar and battery businesses. Rate-basing means that utilities would receive guaranteed rates of return for their solar and battery businesses. This is already commonplace for utility-scale solar projects and commercial solar projects. While few utilities to date have received regulatory permission to rate-base residential solar or storage, our competitiveness would be significantly harmed should more utilities receive such permission because we do not receive guaranteed profits for our solar service offerings.

We face competition from other MEE service providers, and we also may face competition from new entrants into the market as a result of the passage of the Inflation Reduction Act of 2022 (the “IRA”) and its anticipated impacts and benefits to the MEE industry. Some of these competitors may have a higher degree of brand name recognition, differing business and pricing strategies, lower barriers to entry into the MEE market, and greater capital resources than we have, as well as extensive knowledge of our target markets. If we are unable to establish or maintain a consumer brand that resonates with customers, maintain high customer satisfaction, or compete with the pricing offered by our competitors, our sales and market share position may be adversely affected, as our growth is dependent on originating new customers. We also face competitive pressure from companies that may offer lower-priced consumer offerings than we do.

In addition, we compete with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure. These energy service companies are able to offer customers electricity supply-only solutions that are competitive with our solar service offerings in terms of both price and usage of solar energy technology. This may limit our ability to attract customers, particularly those who have an aesthetic or other objection to putting solar panels on their roofs.

Furthermore, we face competition from purely finance-driven nonintegrated competitors that subcontract out the installation of MEE systems, from installation businesses that seek financing from external parties, from large construction companies and from electrical and roofing companies. In addition, local installers that might otherwise be viewed as potential MEE partners may gain market share by being able to be the first providers in new local markets. Some of these competitors may provide MEE services at lower costs than we do.

As the MEE industry grows and evolves, we will continue to face existing competitors as well as new competitors who are not currently in the market (including those resulting from the consolidation of existing competitors) that achieve significant developments in alternative technologies or new products such as storage solutions, electrification products, loan products, or other programs related to third-party ownership. Our failure to adapt to changing market conditions, to compete successfully with existing or new competitors and to adopt new or enhanced technologies could limit our growth and have a material adverse effect on our business and prospects.

A material reduction in the retail price of traditional utility-generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.

We believe that a significant number of our customers decide to buy MEE services because they want to pay less for electricity than what is offered by the traditional utilities. However, distributed commercial and industrial solar energy has yet to achieve broad market adoption as evidenced by the fact that distributed solar has penetrated less than 5% of its total addressable market in the U.S. commercial and industrial sector.

The customer’s decision to choose MEE services may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business.

The price of electricity from traditional utilities could decrease as a result of:

•	construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

•	relief of transmission constraints that enable local centers to generate less expensively;

•	reductions in the price of natural gas;

•	utility rate adjustment and customer cost reallocation;

•	energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times;

•	development of new energy generation technologies that provide less expensive energy; or

•	low time of use rate for charging electric vehicles at night when grid loads are low.

A reduction in utility electricity prices would make the purchase or the lease of our MEE systems less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

The production and installation of electrification and decarbonization systems depends heavily on suitable meteorological and environmental conditions. If meteorological or environmental conditions are unexpectedly unfavorable, the electricity production and overall savings from our MEE services may be below consumer expectations, and our ability to timely deploy new MEE Systems may be adversely impacted.

The energy produced and savings generated by MEE Systems depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of our MEE Systems, such as panels and inverters, could be damaged by severe weather or natural catastrophes, such as hailstorms, tornadoes, fires, or earthquakes. Sustained unfavorable weather or environmental conditions also could unexpectedly delay the installation of our MEE Systems, leading to increased expenses and decreased revenue in the relevant periods. Extreme weather conditions, as well as the natural catastrophes that could result from such conditions, can severely impact our operations by delaying the installation of our MEE Systems, lowering sales, and causing a decrease in the savings from our MEE Systems due to smoke or haze. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where our solar energy systems are installed. This could make our MEE Service offerings less economical overall or make individual systems less economical. Any of these events or conditions could harm our business, financial condition, and results of operations.

Climate change may have long-term impacts on our business, our industry, and the global economy.

Climate change poses a systemic threat to the global economy and will continue to do so until our society transitions to renewable energy and decarbonizes. While our core business model seeks to accelerate this transition to renewable energy, there are inherent climate-related risks to our business operations. Warming temperatures throughout the United States have contributed to extreme weather, intense drought, and increased wildfire risks. These events have the potential to disrupt our business, our third-party suppliers, and our customers, and may cause us to incur additional operational costs. For instance, natural disasters and extreme weather events associated with climate change can impact our operations by delaying the installation of our systems, leading to increased expenses and decreased revenue and cash flows in the period. They can also cause a decrease in the output from our systems due to smoke or haze. Additionally, if weather patterns significantly shift due to climate change, it may be harder to predict the average annual amount of sunlight striking each location where our solar energy systems are installed. This could make our solar service offerings less economical overall or make individual systems less economical.

We seek to mitigate these climate-related risks not only through our core business model and sustainability initiatives, but also by working with organizations who are also focused on mitigating their own climate-related risks.

Changes in U.S. energy policy, including the enactment of the “Big Beautiful Bill,” could materially and adversely affect our business, financial condition, and results of operations.

Our business strategy currently depends in part on the continued growth of distributed energy resources, including solar, battery storage, and other clean-energy technologies. Federal and state tax credits, rebates, and similar incentives have historically played a significant role in driving adoption of these technologies. The “Big Beautiful Bill,” now enacted into law, phases out or significantly reduces certain incentives for distributed solar and wind energy projects, while expanding or preserving incentives for other technologies such as utility-scale battery storage, geothermal, hydropower, and nuclear energy.

If the law’s provisions are fully implemented as enacted, demand for distributed solar and related solutions could decline, project financing costs could increase, and revenue growth in impacted product categories could suffer. The shift in incentive structure may also alter the competitive landscape among energy technologies — accelerating growth in certain segments while constraining others. The uncertainty associated with this transition may lead developers, financiers, and customers to delay projects or defer purchasing decisions.

Because our business model depends on the ability of our Owned Service Network and Energy Intelligence Network to cross-sell solar, storage, and other distributed-energy solutions, the reduction or elimination of incentives for distributed solar and wind could negatively impact customer adoption and project economics. While the law’s preserved or expanded incentives for storage or other technologies may create new opportunities, there is no assurance that we will be able to capture these benefits at a scale sufficient to offset any decline in our core product categories.

Accordingly, changes in U.S. energy policy, including the implementation of the “Big Beautiful Bill” in its current form, could materially and adversely affect our business, financial condition, and results of operations.

Risks related to ConnectM’s Technology, Intellectual Property and Infrastructure

ConnectM expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to ConnectM.

ConnectM’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. ConnectM plans to incur research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new products and enhance existing products. ConnectM continued to incur research and development expenses during the fiscal years ended December 31, 2024 and 2023, which are likely to grow in the future. Further, ConnectM’s research and development program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

ConnectM may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge ConnectM to enter into licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that ConnectM will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, ConnectM may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase ConnectM’s operating expenses. In addition, if ConnectM is determined to have or believes there is a high likelihood that it has infringed upon, misappropriated or otherwise violated a third-party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that ConnectM’s customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to ConnectM’s products and services, ConnectM may be required to indemnify such customers and business partners. If ConnectM were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

ConnectM’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

ConnectM’s success depends, at least in part, on ConnectM’s ability to obtain, maintain, enforce and protect its core technology and intellectual property. To accomplish this, ConnectM relies on, and plans to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Despite ConnectM’s efforts to obtain, maintain, enforce and protect intellectual property rights, there can be no assurance that these steps will be available in all cases or will be adequate to prevent ConnectM’s competitors or other third-parties from copying, reverse engineering, or otherwise obtaining and using its technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate its intellectual property. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of ConnectM’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

The measures ConnectM takes to protect its technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•	any patent applications ConnectM submits may not result in the issuance of patents;

•	the scope of issued patents may not be broad enough to protect its inventions and proprietary rights;

•	any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

•	ConnectM may not be the first inventor of the subject matter to which it has filed a particular patent application, and it may not be the first party to file such a patent application;

•	Patents have a finite term, and competitors and other third-parties may offer identical or similar products after the expiration of ConnectM’s patents that cover such products;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

•	know-how and other proprietary information ConnectM purports to hold as a trade secret may not qualify as a trade secret under applicable laws;

•	ConnectM’s employees, contractors or business partners may breach their confidentiality, non-disclosure, and non-use obligations; and

•	proprietary designs and technology embodied in ConnectM’s products may be discoverable by third-parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of ConnectM’s intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, ConnectM’s intellectual property rights may not be as strong or as easily enforced outside of the United States.

It is ConnectM’s policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for ConnectM, but these agreements may not be self-executing and may not otherwise adequately protect ConnectM’s intellectual property, particularly with respect to conflicts of ownership relating to work product generated by employees and contractors. Furthermore, ConnectM cannot be certain that these agreements will not be breached, and that third-parties will not gain access to its trade secrets, know-how and other proprietary technology. Third-parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of ConnectM’s intellectual property is difficult and costly, as are the steps ConnectM has taken or will take to prevent misappropriation.

To prevent unauthorized use of ConnectM’s intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of ConnectM’s intellectual property against third-parties. Any such action could result in significant costs and diversion of ConnectM’s resources and management’s attention, and there can be no assurance that ConnectM will be successful in any such action. Furthermore, many of ConnectM’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than ConnectM does. Accordingly, despite its efforts, ConnectM may not be able to prevent third-parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing may adversely affect ConnectM’s revenues or results of operations.

ConnectM’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

ConnectM may be subject to claims that MEE products have malfunctioned and persons were injured or purported to be injured. Any insurance that ConnectM carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, ConnectM’s customers could be subjected to claims as a result of such incidents and may bring legal claims against ConnectM to attempt to hold it liable. Any of these events could adversely affect ConnectM’s brand, relationships with customers, operating results or financial condition.

Across ConnectM’s product line, ConnectM develops equipment solutions based on preferred second source or common off-the-shelf vendors. However, due to its designs, ConnectM does rely on some single source vendors, the unavailability or failure of which can pose risks to supply chain or product shipping situations.

Furthermore, ConnectM’s software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. ConnectM’s software has contained defects and errors and may in the future contain undetected defects or errors. ConnectM is continuing to evolve the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if ConnectM’s products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect ConnectM’s business and results of its operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although ConnectM has contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of its agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect it from claims by customers, resellers, business partners or other third-parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on ConnectM’s business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Some of ConnectM’s products contain open-source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

ConnectM uses open-source software in its products and anticipates using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and ConnectM may be subject to such terms. The terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on ConnectM’s ability to provide or distribute ConnectM’s products or services.

In addition, ConnectM relies on some open-source software and libraries issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against ConnectM regarding its use of such software or libraries, which could lead to a limitation of ConnectM’s use of such software or libraries. Use of such software or libraries may also force ConnectM to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage ConnectM has due to the secrecy of its source code.

ConnectM could face claims from third-parties claiming ownership of, or demanding release of, the open-source software or derivative works that ConnectM developed using such software, which could include ConnectM’s proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require ConnectM to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until ConnectM can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and ConnectM be able to complete the re-engineering process successfully.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and ConnectM cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, have an adverse effect on ConnectM’s business and results.

We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the use of these solutions if re-engineering cannot be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use our proprietary software. We cannot guarantee that we have incorporated or will incorporate open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of ConnectM’s subscription services, harm its business and subject it to liability.

ConnectM currently serves customers from third-party data center facilities operated by Amazon Web Services (“AWS”) located in the United States. Any outage or failure of such data centers could negatively affect ConnectM’s product connectivity and performance. Furthermore, ConnectM depends on connectivity from its edge to its data centers through cellular service providers, such as AT&T. Any incident affecting a data center facility’s or a cellular service provider’s infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, or other natural disasters, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of ConnectM’s services.

Any damage to, or failure of, ConnectM’s systems, or those of its third-party providers, could interrupt or hinder the use or functionality of its services. Impairment of or interruptions in ConnectM’s services may reduce revenue, subject it to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and its ability to attract new customers. ConnectM’s business will also be harmed if customers and potential customers believe its products and services are unreliable.

Risks Related to Customers

ConnectM may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.

ConnectM relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ConnectM uses this data in connection with the research, development and analysis of its technologies. ConnectM’s inability to obtain necessary rights to use this data or freely transfer this data out could result in delays or otherwise negatively impact ConnectM’s research and development efforts.

ConnectM’s ability to maintain customer satisfaction depends in part on the quality of ConnectM’s customer support. Failure to maintain high-quality customer support could adversely affect ConnectM’s reputation, business, results of operation, and financial condition.

ConnectM provides direct customer support and also relies on channel partners in order to provide frontline support to some of its customers, including with respect to commissioning, maintenance, component part replacements and repairs of charging stations. If ConnectM’s channel partners do not provide support to the satisfaction of ConnectM’s customers, ConnectM may be required to hire additional personnel and to invest in additional resources in order to provide an adequate level of support, generally at a higher cost than that associated with its channel partners, which may increase ConnectM’s costs and expenses and adversely affect ConnectM’s gross margins. There can be no assurance that ConnectM will be able to hire sufficient support personnel as and when needed. To the extent that ConnectM is unsuccessful in hiring, training, and retaining adequate support personnel, its ability to provide high-quality and timely support to its customers will be negatively impacted and its customers’ satisfaction with its Cloud Services and MEE Systems could be adversely affected. Any failure to maintain high-quality customer support, or a market perception that ConnectM does not maintain high-quality customer support, could adversely affect ConnectM’s reputation, business, results of operations, and financial condition, particularly with respect to its fleet customers.

ConnectM’s business will depend on customers renewing their services subscriptions. If customers do not continue to use its subscription offerings or if they fail to add more MEE Services, its business and operating results will be adversely affected.

In addition to selling solar and battery energy systems, ConnectM also depends on customers continuing to subscribe to its heat pump, controlled cooling and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when the contract term expires and add additional decarbonization and energy efficiency services to their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.

If customers do not renew their subscriptions, if they renew on less favorable terms or if they fail to add products or services, ConnectM’s business and operating results will be adversely affected.

Changes in subscriptions or pricing models may not be reflected in near-term operating results.

ConnectM generally recognizes subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable, and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.

Risks Related to Finance, Tax and Accounting

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect ConnectM’s business and future profitability.

ConnectM is a U.S. corporation and thus subject to U.S. corporate income tax. Moreover, the majority of ConnectM’s operations and customers are located in the United States, and as a result, ConnectM is subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on ConnectM’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to ConnectM.

For example, on December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“Tax Act”), was signed into law making significant changes to the Code, and certain provisions of the Tax Act may adversely affect ConnectM. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, the elimination of carrybacks of net operating losses, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The Tax Act could be subject to potential amendments and technical corrections and is subject to interpretations and implementing regulations by the U.S. Treasury and Internal Revenue Service (“IRS”), any of which could mitigate or increase certain adverse effects of the legislation. In addition, the Tax Act may impact taxation in other jurisdictions, including with respect to state income taxes as state legislatures respond to the Tax Act. Additionally, other foreign governing bodies have and may enact changes to their tax laws in reaction to the Tax Act that could result in changes to ConnectM’s global tax position and materially adversely affect its business and future profitability.

As a result of ConnectM’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, ConnectM’s tax rate may fluctuate, ConnectM’s tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or ConnectM may be subject to future changes in tax law, the impacts of which could adversely affect ConnectM’s after-tax profitability and financial results.

Because ConnectM does not have a long history of operating at its present scale and it has significant expansion plans, ConnectM’s effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. generally accepted accounting principles (“GAAP”), changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect ConnectM’s future effective tax rates include but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) ConnectM’s operating results before taxes.

Additionally, ConnectM’s operations are subject to significant income, withholding and other tax obligations in the United States and may become subject to taxes in numerous additional state, local and non-U.S. jurisdictions with respect to its income, operations and subsidiaries related to those jurisdictions. ConnectM’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds (including refunds of value added taxes) and other benefits to reduce ConnectM’s tax liabilities, (b) changes in the valuation of ConnectM’s deferred tax assets and liabilities, (c) expected timing and amount of the release of any tax valuation allowances, (d) tax treatment of stock-based compensation, (e) changes in the relative amount of ConnectM’s earnings subject to tax in the various jurisdictions in which ConnectM operates or has subsidiaries, (f) the potential expansion of ConnectM’s business into or otherwise becoming subject to tax in additional jurisdictions, (g) changes to ConnectM’s existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of ConnectM’s intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions and (i) ConnectM’s ability to structure ConnectM’s operations in an efficient and competitive manner. Due to the complexity of multinational tax obligations and filings, ConnectM may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits or examinations could have an adverse effect on ConnectM’s after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with ConnectM’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If ConnectM does not prevail in any such disagreements, its profitability may be affected.

ConnectM’s after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting recently entered into force among the jurisdictions that have ratified it, although the United States has not yet entered into this convention. These recent changes could negatively impact ConnectM’s taxation, especially as ConnectM expands its relationships and operations internationally.

The ability of ConnectM to utilize net operating loss and tax credit carryforwards is conditioned upon ConnectM attaining profitability and generating taxable income. ConnectM has incurred significant net losses since inception and it is anticipated that ConnectM will continue to incur significant losses. Additionally, ConnectM’s ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

ConnectM had approximately $35 million of U.S. federal net operating loss carryforwards available to reduce future taxable income as of December 31, 2024. U.S. Federal net operating losses occurring after December 31, 2017, of approximately $31 million may be carried forward indefinitely. The U.S. Federal net operating loss carryforwards begin to expire in 2026.

In addition, net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in ownership by “5% stockholders” that exceeds 50 percentage points over a rolling three-year period. Future changes in ConnectM’s stock ownership, which are outside of ConnectM’s control, may trigger ownership changes. Similar provisions of state tax law may also apply to limit ConnectM’s use of accumulated state tax attributes. As a result, even if ConnectM earns net taxable income in the future, its ability to use its pre-change net operating loss carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to ConnectM.

ConnectM’s reported financial results may be negatively impacted by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board’s Accounting Standards Codification, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

Our business currently depends on government incentives and policies supporting clean energy adoption, and any reduction, delay, or repeal of such programs could adversely affect our results of operations.

Our business model depends, in part, on the continued availability of federal, state, and local incentives that promote the adoption of clean energy technologies, including rebates, tax credits, grants, and favorable regulatory frameworks. These programs reduce the cost of solar, HVAC electrification, and energy efficiency solutions for customers and enhance the economic attractiveness of our products and services.

While the Inflation Reduction Act of 2022 (“IRA”) extended and expanded many clean energy incentives through 2032—providing production and investment tax credits, residential energy efficiency incentives, and electric vehicle credits—future changes in U.S. federal or state tax laws, budget priorities, or administrative policies could materially impact the timing, scope, or availability of these benefits. The continued political debate around fiscal spending, as well as potential amendments or rollbacks of portions of the IRA or related state programs, create uncertainty. Any expiration, reduction, or adverse modification of these incentives could increase the cost of our offerings to customers, reduce demand for our solutions, and adversely affect our revenue growth and profitability.

We may be required to record an impairment expense on our goodwill or intangible assets.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually or when events or changes in circumstances indicate that the carrying amount may be impaired, and to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that can lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and actual or projected operating results, declines in the financial condition of our business and sustained decrease in our stock price. During the year ended December 31, 2024, the Company recognized goodwill impairment of $1,568,309 and an impairment of our intangible assets of $835,319. Furthermore, during the year ended December 31, 2023, the Company recognized goodwill impairment of $157,103 and an impairment of our intangible assets of $24,750.

Risks Related to Legal Matters, Regulations, and Policy

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect ConnectM’s business.

ConnectM relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ConnectM uses this data in connection with the research, development and analysis of its technologies. Accordingly, ConnectM may be subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of ConnectM’s employees, customers and other third-parties with whom ConnectM conducts business. National and local governments and agencies in the countries in which ConnectM operates and in which its customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing and disclosure of information regarding consumers and other individuals, which could impact its ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, storage, disclosure, security and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction. The costs of compliance with, and other burdens imposed by, laws, regulations, standards and other obligations relating to privacy, data protection and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards and other obligations may limit the use and adoption of ConnectM’s solutions, reduce overall demand, lead to regulatory investigations, litigation and significant fines, penalties or liabilities for actual or alleged noncompliance, or slow the pace at which it closes sales transactions, any of which could harm its business. Moreover, if ConnectM or any of its employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage its reputation and brand.

Additionally, existing laws, regulations, standards and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure and transfer for ConnectM and its customers.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use and transmit certain types of information, such as demographic and other personal information. If ConnectM or its customers are unable to transfer data between and among countries and regions in which it operates, it could decrease demand for its products and services or require it to modify or restrict some of its products or services.

In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that ConnectM will meet voluntary certifications or adhere to other standards established by them or third-parties. If ConnectM is unable to maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

Failure to comply with anticorruption and anti-money laundering laws and similar laws associated with activities outside of the United States, could subject ConnectM to penalties and other adverse consequences.

ConnectM is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable U.S. federal or state wage laws, or wage laws applicable to its employees outside of the United States. Any violation of applicable wage laws or other labor-or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on ConnectM’s reputation, business, operating results and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Failure to comply with laws relating to employment could subject ConnectM to penalties and other adverse consequences.

ConnectM is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable U.S. federal or state wage laws, or wage laws applicable to its employees outside of the United States. Any violation of applicable wage laws or other labor-or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on ConnectM’s reputation, business, operating results and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact ConnectM’s financial results or results of operations.

ConnectM and its operations, as well as those of ConnectM’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require ConnectM or others in ConnectM’s value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on ConnectM’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for ConnectM’s operations or on a timeline that meets ConnectM’s commercial obligations, it may adversely impact ConnectM’s business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on ConnectM’s business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with ConnectM’s operations as well as other future projects, the extent of which cannot be predicted.

Further, ConnectM currently relies on third-parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ConnectM’s or its contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, ConnectM may not be able to secure contracts with third-parties to continue their key supply chain and disposal services for ConnectM’s business, which may result in increased costs for compliance with environmental laws and regulations.

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We could be named as a defendant in legal proceedings that claim damages in connection with the operation of our business. Most of the actions against us arise out of the normal course of our performing services or manufacturing equipment. From time to time, we may be a plaintiff in legal proceedings against customers in which we seek to recover payment of contractual amounts due to us, as well as claims for increased costs incurred by us. When appropriate, we establish estimated provisions against certain legal exposures, and we adjust such provisions from time to time according to ongoing developments related to each exposure, as well as any potential recovery from our insurance, if applicable. If, in the future, our assumptions and estimates related to such exposures prove to be inadequate or wrong, or our insurance coverage is insufficient, our business and results of operations could be adversely affected. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business. Losses arising from such events may or may not be fully covered by our various insurance policies or may be subject to deductibles or exceed coverage limits.

Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, directors, executive officers, subcontractors or partners could have a significant negative impact on our business and reputation. Examples of such misconduct include employee or subcontractor theft, personal misconduct and failure to comply with safety standards, including regulatory, company or site-specific safety protocols, laws and regulations, customer requirements, environmental laws and any other applicable laws or regulations. While we take precautions to prevent and detect these activities, such precautions may not be effective and are subject to inherent limitations, including human error and fraud. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, lead to loss of the services of employees or members of management, damage our relationships with customers, reduce our revenue and profits and subject us to criminal and civil enforcement actions.

We have subsidiary operations in three states and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in law, regulations or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business.

Our eight locations are located in three states, which exposes us to a variety of different state and local laws and regulations, particularly those pertaining to contractor licensing requirements. These laws and regulations govern many aspects of our business, and there are often different standards and requirements in different locations. In addition, our subsidiaries that perform work for federal government entities are subject to additional federal laws and regulatory and contractual requirements. Changes in any of these laws, or any of our subsidiaries’ material failure to comply with them, can adversely impact our operations by, among other things, increasing costs, distracting management’s time and attention from other items, and harming our reputation.

Past and future environmental, safety and health regulations could impose significant additional costs on us that could reduce our profits.

MEE systems are subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone-depleting refrigerants used in MEE systems. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service MEE systems. Additional laws, regulations and standards apply to contractors who perform work that is being funded by public money, particularly federal public funding. Our failure to comply with these laws and regulations could subject us to substantial fines, the loss of our licenses or potentially debarment from future publicly funded work. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. Additionally, industries in which our customers or potential customers operate may be affected by new or changing environmental, safety, health or other regulatory requirements, leading to decreased demand for our services and potentially impacting our business, financial condition, results of operations, cash flows and ability to grow.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our projects are conducted at a variety of sites including construction sites and industrial facilities. Each location is subject to numerous safety risks, including electrocutions, fires, explosions, mechanical failures, weather-related incidents, transportation accidents and damage to equipment.. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. While we have taken what we believe are appropriate precautions to minimize safety risks, we have experienced serious accidents, including fatalities, in the past and may experience additional accidents in the future. Serious accidents may subject us to penalties, civil litigation or criminal prosecution. Claims for damages to property or persons, including claims for bodily injury or loss of life, could result in significant costs and liabilities, which could adversely affect our financial condition and results of operations. Poor safety performance could also jeopardize our relationships with our customers, negatively impact employee morale and harm our reputation.

Changes in United States trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

As a result of policy changes or shifting proposals by the U.S. government, there may be greater restrictions and economic disincentives on international trade. For example, the U.S. government has pursued a new approach to trade policy, including renegotiating or terminating certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods and has raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. These tariffs and other changes in U.S. trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. We, our suppliers and our customers import certain raw materials, components and other products from foreign suppliers. As such, the adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the United States economy, which in turn could have an adverse effect on our business, financial condition and results of operations.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income taxes in various tax jurisdictions. Our effective tax rates could be affected by many factors, some of which are outside of our control, including changes in tax laws and regulations in the various tax jurisdictions in which we file income taxes. For instance, the Tax Cuts and Jobs Act was enacted into law in December 2017. While certain portions of the Tax Cuts and Jobs Act seem to have had a positive impact on the ConnectM’s results of operations, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. Furthermore, to the extent that certain of our customers are negatively affected by the Tax Cuts and Jobs Act and/or any uncertainty around its implementation or enforcement, they may reduce spending and defer, delay or cancel projects or contracts. Reduced government revenue resulting from changes to tax law may also lead to reduced government spending, which may negatively impact our government contracting business. It is also unknown if and to what extent various states will conform to the changes enacted by the Tax Cuts and Jobs Act.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact our effective tax rates. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions. Significant judgment is required in determining our provision for income taxes and our determination of tax liability is always subject to review or examination by tax authorities in applicable tax jurisdictions. An adverse outcome of such a review of examination could adversely affect our operating results and financial condition. Further, the results of tax examinations and audits could have a negative impact on our financial results and cash flows where the results differ from the liabilities recorded in our financial statements.

Some of our customers may choose to size their systems to take advantage of net metering offered in their states, and changes to those policies may significantly reduce demand for our solar service offerings.

Per the Solar Energy Industries Association (SEIA), net metering, in its simplest terms, “is a billing mechanism that credits solar energy system owners for the electricity they add to the grid.” As of September 30, 2025, a substantial majority of states have adopted net metering policies. Electricity that is generated by a solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a homeowner’s monthly billing period. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

In Massachusetts, customers of a regulated electric company (Eversource, National Grid, or Unitil), may net meter. On August 11, 2022, Massachusetts Governor Charlie Baker signed H5060, An Act Driving Clean Energy and Offshore Wind, into law. This wide-sweeping climate legislation relaxes the net-metering cap for residential solar projects up to 25 kilowatts. Under this law, residential solar projects up to 25 kilowatts are eligible for the state’s net metering program, which is double the size of the previous limit.

With a net metering capability, our customers can sell their excess solar output to the grid on a mutually agreed plan. Because of the mismatch in the peak of solar production and peak load on the grid, the value of net metering will depend on the utility. Changes in state regulations for net metering could reduce the demand for our solar service offerings.

Electric utility statutes and regulations and changes to such statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for such offerings.

Federal, state and local government statutes and regulations concerning electricity heavily influence the market for our solar service offerings and are constantly evolving. These statutes, regulations, and administrative rulings relate to electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings, or energy bill management, to customers.

In addition, many utilities, their trade associations, and fossil fuel interests in the country, which have significantly greater economic, technical, operational, and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

We are not currently regulated as a utility under applicable laws, but we may be subject to regulation as a utility in the future or become subject to new federal and state regulations for any additional MEE offerings we may introduce in the future.

Most federal, state, and municipal laws do not currently regulate us as a utility. As a result, we are not subject to the various regulatory requirements applicable to U.S. utilities. However, any federal, state, local or other applicable regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. These regulatory requirements could include restricting our sale of electricity, as well as regulating the price of our electrification and decarbonization solution offerings. For example, the New York Public Service Commission and the Illinois Power Agency have issued orders regulating distributed energy providers in certain ways as if they were energy service companies, which increases the regulatory compliance burden for us in such states. If we become subject to the same regulatory authorities as utilities in other states or if new regulatory bodies are established to oversee our business, our operating costs could materially increase.

Interconnection limits or circuit-level caps imposed by regulators may significantly reduce MEE customers’ ability to sell electricity from our solar service offerings in certain markets or slow interconnections, harming our growth rate and customer satisfaction scores.

Interconnection rules establish the circumstances in which rooftop solar will be connected to the electricity grid. Interconnection limits or circuit-level caps imposed by regulators may curb our growth in key markets. Utilities throughout the country have different rules and regulations regarding interconnection and some utilities cap or limit the amount of solar energy that can be interconnected to the grid.

Interconnection regulations are based on claims from utilities regarding the amount of solar energy that can be connected to the grid without causing grid reliability issues or requiring significant grid upgrades. Interconnection limits could slow our future installations in various markets, harming our growth rate. These regulations may hamper our ability to sell our MEE Solutions in certain markets and increase our costs, adversely affecting our business, operating results, financial condition, and prospects.

Risks Relating to Projections

We may not successfully implement our business model.

Our business model is predicated on our ability to provide MEE technology, systems, and services at a profit, and through organic growth, geographic expansion, and strategic acquisitions. We intend to continue to operate as we have previously with sourcing and marketing methods that we have used successfully in the past. However, we cannot assure that our methods will continue to attract new customers in the very competitive home electrification and solar systems marketplaces. In the event our customers resist paying the prices projected in our business plan to purchase home electrification capabilities and solar installations, our business, financial condition, and results of operations will be materially and adversely affected.

ConnectM’s projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the U.S. As a result, ConnectM’s projected revenues, market share, expenses and profitability may differ materially from our expectations.

ConnectM operates in a rapidly evolving and highly competitive industry and our projections are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the timing of adoption of future legislation and regulations by different states. Furthermore, if we invest in the development of new products or distribution channels that do not achieve commercial success, whether because of competition or otherwise, we may not recover the often material “up front” costs of developing and marketing those products and distribution channels or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.

Additionally, our business may be affected by reductions in consumer spending as a result of numerous factors, which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt timely measures to compensate for any shortcomings in revenue and/or operating profitability. This inability could cause our operating results in a given period to be higher or lower than budgeted.

Concentration of ownership among existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of the date of this prospectus, our directors, executive officers and their affiliates as a group beneficially own approximately 24.5% of the outstanding Common Stock (without giving effect to exercise of the warrants). As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of the certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Risks Related to Ownership of our Common Stock.

Our ability to be successful will be dependent upon the efforts of certain key personnel. The loss of key personnel could negatively impact the operations and profitability of our business and its financial condition could suffer as a result.

Our ability to be successful is dependent upon the efforts of our key personnel. Although some key personnel may remain with the post- combination business in senior management or advisory positions following the business combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our business.

ConnectM’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of ConnectM’s officers could have a material adverse effect on ConnectM’s business, financial condition, or operating results.

There is no guarantee that an active and liquid public market for shares of our Common Stock will develop.

A liquid trading market for our Common Stock may never develop or, if developed, may not be maintained.

In the absence of a liquid public trading market:

•	you may not be able to liquidate your investment in shares of the ConnectM Common Stock;

•	you may not be able to resell your shares of ConnectM Common Stock at or above the price attributed to them in the business combination;

•	the market price of shares of the ConnectM Common Stock may experience significant price volatility; and

•	there may be less efficiency in carrying out your purchase and sale orders.

Risks Related to Having Become a Public Company

ConnectM incurs significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

ConnectM’s faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. Sarbanes-Oxley, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements require it to carry out activities ConnectM has not done previously and additional expenses associated with SEC reporting requirements will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified, ConnectM may be subject to additional costs and expenses to come into compliance (see also “Financial, Tax and Accounting-Related Risks - Risks Related to Finance, Tax and Accounting - ConnectM has identified material weaknesses in its internal control over financial reporting. If ConnectM identifies a material weakness in the future or otherwise fails to maintain an effective internal control over financial reporting, this may result in material misstatements of ConnectM’s consolidated financial statements or cause ConnectM to fail to meet its periodic reporting obligations,” for more detail). ConnectM could incur additional costs to rectify these new issues, and the existence of these issues could adversely affect its reputation or investor perceptions. In addition, as a public company, ConnectM maintains director and officer liability insurance, for which it must pay substantial premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by stockholders and third-parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Volatility in and disruption to the global economic environment, including the impact of an economic recession, trade protectionism and tariffs, and changes in the regulatory and business environments in which we operate may have a material adverse effect on our business, results of operations and financial condition.

Geopolitical risks, supply chain, labor and energy constraints and inflation have caused and may continue to cause volatility in and disruption to the global economic environment. Future changes in the regulatory and business environments in which we operate, including increased geopolitical risks, trade protectionism and tariffs, may adversely affect our ability to sell our products or source materials needed to manufacture our products.

Furthermore, financial instability or bankruptcy at any of our suppliers or customers could disrupt our ability to manufacture our products and impair our ability to collect receivables, any or all of which may have a material adverse effect on our business, results of operations and financial condition. In addition, some of our customers and suppliers may experience serious cash flow problems and, thus, may find it difficult to obtain financing, if financing is available at all. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our results of operations and financial condition. Furthermore, our suppliers may not be successful in generating sufficient sales or securing alternate financing arrangements, and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources for these goods and services, and there is no assurance we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis, and thereby affect our results of operations.

We are subject to cybersecurity risks to operational systems, security systems, or infrastructure owned by us or third-party vendors or suppliers.

We are at risk for interruptions, outages, and compromises to the confidentiality, integrity or availability of: (i) operational systems, including information technology, business, financial, accounting, product development, data processing, or manufacturing processes, owned by us or our third-party vendors or suppliers; (ii) facility security systems, owned by us or our third-party vendors, customers or suppliers; and/or (iii) vehicle propulsion control modules or other in-product technology, owned by us, our customers or our third-party vendors or suppliers. Such cyber incidents could materially disrupt operational systems (for example, through the deployment of ransomware); result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise personally identifiable information of employees, customers, suppliers, or others; jeopardize the security of our facilities; and/or affect the performance of vehicle propulsion control modules or other in-product technology. A cyber incident could be caused by malicious insiders or by third parties using sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses, including hacking, fraud, trickery, or other forms of deception, such as social engineering and phishing, or due to human or technological error, such as misconfigurations, “bugs,” or vulnerabilities in software or hardware used by us or others.

The techniques used by threat actors change frequently and may be difficult to detect for long periods of time. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are increasingly using tools - including artificial intelligence - to evade detection and even remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future cyberattacks or other incidents, or to avoid a materially adverse impact to our systems, information or business. In addition, remote or hybrid working arrangements at our Company, our customers and many third-party providers increase cybersecurity risks due to the challenges associated with managing remote computing assets and the nature of security vulnerabilities that are present in many non-corporate and home networks.

A significant cyber incident could impact our production capability, harm our reputation and business relationships, impact our competitive position (including compromising our intellectual property assets), and subject us to regulatory actions or litigation and fines and/or penalties, including pursuant to evolving global privacy and security regulations and laws, as well as significant investigative, restoration or remediation costs and/or increased compliance costs. Any of the foregoing could materially affect our business, results of operations and financial condition. There is no guarantee that our measures to prevent, detect and mitigate these threats, including employee and key third-party partner education, monitoring of networks and systems, and maintenance of backup and protective systems, will be successful in preventing or mitigating a cyber-incident.

In addition, in many jurisdictions, we are subject to privacy and data protection laws and regulations. These laws and regulations are changing rapidly and becoming increasingly complex. The interpretation and application of data protection laws in the U.S., Europe, and elsewhere are uncertain, evolving and may be inconsistent across jurisdictions. Our failure to comply with these laws and regulations could result in legal liability, significant regulator penalties and fines, or impair our reputation in the marketplace.

We operate in an intensely competitive business environment. We may not be as successful as our competitors incorporating artificial intelligence (“AI”) into our business or adapting to a rapidly changing marketplace.

Our competitors may be larger, more diversified, better funded, and have access to more advanced technology, including AI. These competitive advantages may enable our competition to innovate better and more quickly, to compete more effectively on quality and price, causing us to lose business and profitability. Burgeoning interest in AI may increase our competition and disrupt our business model. AI may lower barriers to entry in our industry and we may be unable to effectively compete with the products or services offered by new competitors. AI-related changes to the products and services on offer may affect our customers’ expectations, requirements, or tastes in ways we cannot adequately anticipate or adapt to, causing our business to lose sales, market share, or the ability to operate profitably and sustainably.

Risks Related to This Offering

We have broad discretion in the use of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations. The failure by our management to apply these funds effectively could result in additional operating losses that could have a negative impact on our business and cause the price of our Common Stock to decline. Pending their use, we may invest our cash, cash equivalents and marketable securities, including the net proceeds from this offering, in a manner that does not produce income or that loses value. (See “Use of Proceeds.”)

If you purchase our securities in this offering, you will suffer immediate dilution of your investment.

The public offering price of our Common Stock will be substantially higher than the pro forma as adjusted net tangible book value per share as of [ ], 2025. Therefore, if you purchase our Common Stock in this offering, you will pay a price per share of Common Stock that substantially exceeds our pro forma as adjusted net tangible book value per share immediately after this offering. Based on the assumed public offering price of $[ ] per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of approximately $[ ] per share, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the assumed public offering price per share. (See “Dilution.”)

Because we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid any cash dividends on our Common Stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our Common Stock would be your sole source of gain on an investment in our Common Stock for the foreseeable future.

The sale or availability for sale of substantial amounts of Common Stock could adversely affect their market price.

We expect to raise capital to fund our business by issuing additional shares of Common Stock and/or securities convertible into Common Stock, and the sales of substantial amounts of the Common Stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the Common Stock and could materially impair our ability to raise capital through equity offerings in the future. The Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Common Stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Common Stock.

There will be [  ] shares of Common Stock outstanding immediately after this offering, or [ ] shares of Common Stock if the underwriters exercise their option to purchase additional shares in full pursuant to the overallotment option. In connection with this offering, we, our directors and executive officers and the holders of 5% or more of our outstanding Common Stock have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of Common Stock or securities convertible into or exercisable or exchangeable for the Common Stock for a period of 180 days (or 90 days with respect to us and certain of the 5% or more stockholders) respect to after the date of this prospectus. These outstanding shares that are subject to lock-up agreements are expected to become eligible for unrestricted sale upon expiration of the lockup period, as described in the sections of this prospectus entitled “Shares Eligible for Future Sale” and “Underwriting.” Sales of shares by these shareholders could have a material adverse effect on the trading price of our Common Stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Common Stock.

We, our directors, executive officers and holders of 5% or more of our Common Stock have entered into lock-up agreements with respect to our and their respective shares of Common Stock. As restrictions on resale end, the market price of our Common Stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. ThinkEquity, at any time and without notice, may release all or any portion of the shares of Common Stock subject to the foregoing lock-up agreements entered into in connection with this offering. If the restrictions under the lock-up agreements are waived, approximately [ ] shares of Common Stock will be available for sale into the market, which could reduce the market value for our Common Stock. (See “Shares Eligible for Future Sale” and “Underwriting.”)

Techniques employed by short sellers may drive down the market price of our Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

We may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Common Stock could be greatly reduced or even rendered worthless.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Risks Related to Our Securities

If you purchase our securities you may experience future dilution as a result of future equity offerings or other equity issuances.

In order to raise additional capital, we will need to offer and issue additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in the future. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in future transactions may be higher or lower than the price per share at which you purchase our securities.

In addition, we have a significant number of Warrants outstanding. Further, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

The market price of our Common Stock and the trading volume of our Common Stock has been and may continue to be, highly volatile, and such volatility could cause the market price of our Common Stock to decrease.

Our Common Stock is currently quoted on the OTCQB Venture Market under the symbol “CNTM,” where trading volumes can be limited and price movements can be more pronounced than on national exchanges. Over the past twelve months, the market price of our Common Stock has experienced significant fluctuations, and there can be no assurance that such volatility will decrease in the future. The market price and trading volume of our Common Stock may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, including:

•	our ability to grow our revenue and customer base and achieve sustainable profitability;

•	the limited trading volume and liquidity of our Common Stock on the OTC market;

•	developments concerning regulatory oversight, reporting compliance, or listing status;

•	variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts (if our Common Stock becomes covered by analysts);

•	successes or challenges in completing or integrating acquisitions and strategic partnerships;

•	adverse effects on our business from macroeconomic conditions, including rising interest rates, credit tightening, or reduced investor risk appetite;

•	future issuances or conversions of Common Stock or other equity-linked securities;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, financings, or strategic alliances; and

•	general market conditions and other factors, including those unrelated to our operating performance.

Further, the OTC market and broader equity markets have, from time to time, experienced extreme price and volume fluctuations that have affected the market prices of securities of many companies, often unrelated to the operating performance of those companies. Such market fluctuations could result in extreme volatility in the price of our Common Stock and could cause investors to lose part or all of their investment.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on any of our capital stock and currently intend to retain any future earnings to fund the growth of our business. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock.

A significant portion of our Common Stock is restricted from immediate resale, but may be sold into the market in the future pursuant to registration rights granted to the holders thereof. The exercise of such rights could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

The market price of shares of our Common Stock could decline as a result of substantial sales of Common Stock, particularly by our significant stockholders, a large number of shares of Common Stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares.

In connection with the Business Combination, MCAC and certain stockholders of ConnectM entered into a registration rights agreement (the “Business Combination Registration Rights Agreement”) with ConnectM. An aggregate of 5,340,000 shares of Common Stock are entitled to registration pursuant to the Business Combination Registration Rights Agreement, which consist of 2,300,000 shares of Common Stock initially purchased by MCAC’s sponsor in a private placement prior to the IPO and 3,040,000 shares of Common Stock issuable upon exercise of certain warrants. Holders of such shares may make a written demand for registration under the Securities Act of all or part of their shares If at any time, ConnectM proposes to file a registration statement under the Securities Act, these holders shall be offered an opportunity to register the sale of such number of shares as such holders may request in writing. The demand registration rights and “piggy-back” registration rights under the Business Combination Registration Rights Agreement are subject to certain requirements and customary conditions.

As such, sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock.

We may issue additional shares of our Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of our Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions and issuances under our Incentive Plan, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of Common Stock or other equity securities of equal or senior rank could have the following effects:

•	your proportionate ownership interest in ConnectM will decrease;

•	he relative voting strength of each previously outstanding share of Common Stock may be diminished; or

•	the market price of our shares of our stock may decline.

Because our Common Stock is quoted on the OTC, your ability to sell your shares in the secondary trading market may be limited.

As a result of the transfer of our Common Stock from Nasdaq to the OTC, we anticipate that our stockholders may face negative consequences related to our securities, including but not limited to:

•	limited availability of market quotations for our securities.

•	a determination that our Common Stock is a “penny stock” which will require brokers trading in our securities to adhere to more stringent rules.

•	reduced level of trading activity in the secondary trading market for shares of our Common Stock.

•	a limited amount of analyst coverage; and

•	decreased ability to issue additional securities or obtain additional financing in the future.

Because our Common Stock is quoted on the OTC, your ability to sell your shares in the secondary trading market may be limited. The OTC is the only trading market for our Common Stock. We cannot assure our stockholders that our Common Stock will continue to trade on this market, whether broker-dealers will continue to provide public quotes of our Common Stock on this market, whether the trading volume of our Common Stock will be sufficient to provide for respective efficient trading markets or whether quotes for our Common Stock will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our Common Stock. As a result, prices for shares of our Common Stock may be lower than might otherwise prevail if our Common Stock was listed on a national securities exchange.

There is no assurance that our application to list our Common Stock to a national securities exchange will be approved, and even if approved, we may not meet ongoing listing standards.

ConnectM has applied to list its Common Stock on a national securities exchange under the symbol “CNTM.” Approval of the Company’s application is subject to meeting the quantitative and qualitative listing requirements of the applicable exchange, including minimum stockholders’ equity, share price, and corporate governance standards. There can be no assurance that the application will be approved. If our application is not approved by a national securities exchange, this offering will not be completed. Until such time, our Common Stock will continue to be quoted on the OTCQB Venture Market. Trading on the OTC Markets may limit the liquidity and marketability of the Company’s Common Stock, reduce analyst and investor interest, and could result in a lower market price for its shares.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

There can be no assurance that the Public Warrants will be in the money during their exercise period, and they may expire worthless.

A total of 9,200,000 public warrants (the “Public Warrants”) were issued in the IPO, with each whole warrant entitling the holder to purchase one share of Common Stock at a price of $11.50 per share. Each warrant became exercisable 30 days after the Closing and will expire five years after the Closing, or earlier upon redemption or liquidation. The exercise price for our Public Warrants is $11.50 per share. There can be no assurance that the Public Warrants will be in the money prior to their expiration and, as such, the warrants may expire worthless. The terms of Public Warrants may be amended in a manner that may be adverse to the holders. The warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least a majority of the then-outstanding Public Warrants approve of such amendment. Our ability to amend the terms of the Public Warrants with the consent of a majority of the then-outstanding Public Warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a Public Warrant.

We may redeem unexpired warrants, in accordance with their terms, prior to their exercise at a time that is disadvantageous to holders of warrants.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last sale price of our Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to such Common Stock is available throughout the thirty (30) day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders thereof to (i) exercise warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell warrants at the then-current market price when such holder might otherwise wish to hold warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, then the price and trading volume of Common Stock could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts may publish about us, our business and operations, our market, and our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

MARKET FOR COMMON STOCK AND PRICE RANGE OF COMMON STOCK

Our Common Stock is quoted on the OTCQB Venture Market tier of the OTC, under the symbol, “CNTM.” There is a limited public trading market for our Common Stock. You are urged to obtain current market quotations for the Common Stock.

As of November 24, 2025, there were approximately 6,500 holders of record of our Common Stock. Because many shares of our Common Stock are held by brokers and other institutions on behalf of stockholders, the actual number of beneficial owners is substantially greater than the number of holders of record.

Dividends

We have never declared any dividends on our Common Stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our Board of Directors and will depend on various factors, including applicable Delaware law, future earnings, capital requirements, results of operations and any other relevant factors. In general, as a Delaware corporation, we may pay dividends out of surplus capital or, if there is no surplus capital, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year.

USE OF PROCEEDS

ConnectM estimates that the net proceeds it will receive from the sale of securities in this offering, based upon an assumed public offering price of $[ ], and after deducting underwriting discounts, commissions, and estimated expenses payable by the Company, will be approximately $[ ] (or $[ ] if the underwriters exercise their option to purchase additional shares in full).

ConnectM currently expects to use all of the net proceeds from this offering for working capital and other general corporate purposes, including, but not limited to, potential strategic transactions such as mergers, acquisitions, and business combinations. The amounts and timing of these expenditures will depend on numerous factors, including the development of the Company’s current business initiatives. As of the date of this prospectus, the Company cannot specify with certainty all of the particular uses for the net proceeds from this offering, and management will have discretion and flexibility in applying such proceeds.

A $1.00 increase or decrease in the assumed public offering price of $[ ] per share would increase or decrease the net proceeds from this offering by approximately $[ ], assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. An increase or decrease of [ ] in the number of shares of Common Stock offered by the Company would increase or decrease our net proceeds by approximately $[ ] assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of September 30, 2025:

•	on an actual basis;

•	on a pro forma basis to reflect all issued and outstanding shares of common stock as of September 30, 2025 (being 94,610,973 shares of common stock), and subsequent issuances of: (i) 33,300,000 shares of common stock to the sellers of Geo Impex as partial consideration for the acquisition (valued at $0.32 per share, based on the market closing price on the issuance date) (aggregate fair value of the equity consideration issued of approximately $10,586,000); (ii) 2,700,000 shares of common stock to the sellers of Amperics as consideration for the acquisition (valued at $0.32 per share, based on the market closing price on the issuance date) (aggregate fair value of the equity consideration issued of approximately $858,000); and (iii) 6,321,016 shares of common stock upon the conversion of approximately $970,000 of debt instruments; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and our issuance and sale of [ ] shares of our common stock in this offering based on an assumed public offering price of $[ ] per share and assuming no exercise of the overallotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing. You should read the information in this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	As of 30-Sep-2025	As of 24-Nov-2025	Pro Forma as
	Actual	Proforma	adjusted
	Unaudited	Unaudited	Unaudited
Cash	$2,213,219	2,213,219	[ ]
Short-term and Long-term debt	8,541,219	8,869,024	[ ]
Convertible debt	7,006,545	5,082,078	[ ]
Derivative liabilities	395,619	395,619	[ ]

Stockholders’ equity
Preferred stock Series A, $0.001 par value, 250,000,000 shares and 100,000,000 shares authorized as of September 30, 2025 and December 31, 2024. No shares issued or outstanding as of June 30, 2025 and December 31, 2024
Common stock, $0.0001 par value, 250,000,000 and 100,000,000 shares authorized as of September 30, 2025 and December 31, 2024 respectively. 94,610,973 and 29,093,289 issued and outstanding as of September 30, 2025 and December 31, 2024 respectively	9,461	13,702	[ ]
Additional paid-in-capital	43,454,545	55,953,439	[ ]
Accumulated deficit	(57,134,144)	(57,134,144)	[ ]
Accumulated other comprehensive income	37,084	37,084	[ ]
	(13,633,055)	(1,129,920)	[ ]
Non-controlling interest	1,880,439	1,880,439	[ ]
Total stockholders’ equity (deficit)	(11,752,616)	750,519	[ ]
Total capitalization	22,086,422	33,530,422	[ ]

The table above excludes (i) 13,067,494  shares of common stock issuable upon the exercise of outstanding warrants and options, (ii) 473 929 shares of common stock reserved for issuance pursuant to the 2023 Equity Incentive Plan and (iii) 25,726,838 shares of common stock issuable upon conversion of outstanding (unexercised) convertible notes.

DILUTION

If you invest in our shares of Common Stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of Common Stock and the pro forma as adjusted net tangible book value per share of Common Stock immediately after this offering.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Our net tangible book value as of [ ], 2025 is $[ ] or $[ ] per share of Common Stock.

Pro forma net tangible book value is our net tangible book value after taking into account the effect of (i) [ ]. Our pro forma net tangible book value as of [ ], 2025 would have been approximately $[ ] or $[ ] per share.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value after taking into account the sale of Common Stock in this offering, at an assumed public offering price of $[ ] per share, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of [ ], 2025, would have been approximately $[ ], or $[ ] per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of approximately $[ ] per share to our existing stockholders, and an immediate dilution of $[ ] per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors.

The following table illustrates this per share dilution(1):

Assumed public offering price per share	$
Historical net tangible book value per share as of [ ], 2025	$
Pro forma net tangible book value per share as of [ ], 2025 after pre-offering adjustments	$
Increase in pro forma net tangible book value attributable to pre-offering adjustments	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Increase in pro forma as adjusted pro forma net tangible book value per share attributable to the offering	$
Dilution in net tangible book value per share to new investors	$

(1)	The table above excludes [ ] shares of common stock issuable upon the exercise of outstanding warrants, options and reserved for issuance pursuant to the 2023 Equity Incentive Plan.

A $1.00 increase in the assumed public offering price of $[ ] per share would increase our net tangible book value to $[ ], the net tangible book value per share after this offering to $[ ], and the dilution per share to new investors to $[ ], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed public offering price of $[ ] per share would increase our net tangible book value to $[ ], the net tangible book value per share after this offering to $[ ], and the dilution per share to new investors to $[ ], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information above assumes that the underwriters do not exercise their overallotment option. If the underwriters exercise the overallotment option in full, the pro forma as adjusted net tangible book value will increase to $[ ] per share, representing an immediate increase to existing stockholders of $[ ] per share and an immediate dilution of $[ ] per share to new investors.

To the extent that outstanding warrants are exercised, you will experience less dilution because the exercise price of all outstanding warrants will exceed the offering price. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K filed with the Commission on August 4, 2025 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 17, 2025 (the “Form 10-Q”). Dollar amounts in this discussion are expressed in whole-dollars, except as otherwise noted. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed elsewhere in this prospectus, particularly under the section titled “Risk Factors.” We do not undertake, and expressly disclaim, any obligation to publicly update any forward-looking statements, whether as a result of new information, new developments or otherwise, except to the extent that such disclosure is required by applicable law.

Executive Overview

ConnectM (the “Company”) is a Delaware corporation headquartered in Marlborough, Massachusetts. On July 12, 2024 (the “Merger Closing Date” or the “Merger Closing”), Monterey Capital Acquisition Corporation (“MCAC”) consummated an Agreement and Plan of Merger (the “Merger Agreement”) with ConnectM Technology Solutions, Inc. (“Legacy ConnectM”) in which MCAC acquired all of the issued and outstanding shares of common stock from Legacy ConnectM shareholders (the “Business Combination”) in exchange for 14,500,000 shares of MCAC’s common stock. On the Merger Closing Date, MCAC changed its name to ConnectM Technology Solutions, Inc. (“ConnectM”) and it became a publicly listed company.

ConnectM is a constellation of technology-driven businesses powering the modern energy economy. Through its four reportable business segments—Owned Service Network, Managed Solutions, Transportation, and Logistics—the Company delivers AI-powered electrification, distributed-energy, last-mile delivery, and industrial IoT solutions to customers worldwide.

In October 2025, ConnectM launched Keen Labs, a wholly owned technology subsidiary that consolidates the Company’s AI, software, and IIoT connectivity platforms into a unified innovation engine. Keen Labs serves as ConnectM’s dedicated product development and data-science hub, focused on building AI-powered solutions that enable virtual power plants, intelligent building systems, and connected mobility and logistics networks. The creation of Keen Labs allows the Company to segment its technology assets from its service operations, enhancing focus, scalability, and capital efficiency while enabling future strategic partnerships and M&A activity.

At its core, ConnectM operates an AI-driven Energy Intelligence Network, a proprietary data and intelligence platform that monitors, analyzes, and optimizes connected assets throughout their lifecycle. The EIN platform continuously collects anonymized performance and usage data from residential, commercial, and transportation assets to train and refine ConnectM’s proprietary predictive AI models, enabling measurable efficiency gains and cost reductions for customers across industries.

The Company’s EIN platform integrates across multiple verticals:

•	Owned Service Network – Electrification and HVAC service providers delivering energy-efficient installations and long-term performance monitoring to end-users;

•	Managed Solutions – Third-party service providers using ConnectM’s AI and back-office platform under managed service agreements;

•	Transportation – Primarily India-based EV fleet management and battery diagnostics operations serving OEMs and mobility companies; and

•	Logistics – DeliveryCircle, LLC, a U.S.-based subsidiary offering AI-enabled dispatch, route optimization, and sortation services within the last-mile delivery sector.

Collectively, these businesses are interconnected through ConnectM’s data infrastructure, which enables predictive maintenance, energy optimization, and operational efficiency across the energy and logistics ecosystems.

Industry Context and Market Drivers

ConnectM operates at the intersection of three global macro-trends:

1.	Electrification and Decarbonization – Global efforts to replace fossil-fuel-based systems with electrified alternatives, supported by more than $400 billion in funding from the U.S. Inflation Reduction Act (IRA) and similar programs abroad.[29]

2.	Artificial Intelligence and Data Infrastructure – Rapid adoption of AI-driven monitoring, diagnostics, and control systems across the built environment, projected to exceed $130 billion in global market value by 2030.3031

3.	Mobility and Logistics Transformation – Electrification of transportation and the digitalization of last-mile logistics, projected to reach over $700 billion globally by 2030.[32]

These structural shifts create sustained tailwinds for ConnectM’s technology and services across residential, commercial, and industrial asset classes.

Revenue Model and Cost Structure

ConnectM generates revenue from hardware, software, and services across its four operating segments.

•	Hardware revenue includes sales of intelligent devices such as display clusters, digital control units, and EV fleet management modules.

•	Software and platform revenue includes recurring SaaS subscriptions, predictive analytics, and asset-management licenses.

•	Service revenue includes installation, maintenance, and logistics operations under both owned and managed service models.

Primary operating expenses include personnel costs, facility leases, depreciation and amortization, technology development, marketing, insurance, and professional services. ConnectM also incurs additional compliance and reporting costs associated with its public-company status.

Post-Business Combination Outlook

Following the Business Combination, ConnectM continues to integrate its acquired subsidiaries and expand its EIN platform capabilities. The Company’s strategic priorities for the next twelve months include:

•	Scaling Transportation segment operations in India and exploring fleet-data monetization opportunities;

29 U.S. Department of Energy, “Inflation Reduction Act Summary and Implementation Guidance,” 2024.

30

31 McKinsey & Company, “The State of AI in Energy and Infrastructure 2024.”

32 Technavio Research, “Global Last-Mile Delivery Market 2023–2027 Outlook,” 2024.

•	Advancing AI-driven asset health, predictive maintenance, and energy-efficiency analytics; and

•	Evaluating strategic acquisitions within electrification and distributed-energy infrastructure (e.g. virtual power plants) to strengthen recurring-revenue streams.

Management believes that the combination of recurring SaaS revenue, diversified service offerings, and access to high-growth electrification markets positions ConnectM for continued expansion and margin improvement through 2026 and beyond.

Recent Developments

On October 6, 2025, the Company entered into a convertible note agreement in exchange for aggregate gross proceeds of $250,000 with one lender (the “Q4 Convertible Note”). The Q4 Convertible Note bears interest at a rate of 20.0% per annum and matures 210 days from the agreement date. The Q4 Convertible Note is convertible any time before the maturity date at the option of the holder into shares of the Company’s Common Stock at a conversion price equal to the lower of (i) $0.25 or (ii) the quotient obtained by dividing (x) the sum of the principal and accrued by unpaid interest by (y) 90.0% of the VWAP on the primary trading market of the Company’s common stock the three trading day period immediately preceding the measurement date. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and accrued interest by the conversion price.

On October 23, 2025, the Company entered into a funding agreement with an institutional investment fund pursuant to which it issued a promissory note in the principal amount of $275,000. The note was issued with a 10% original issue discount, resulting in net proceeds to the Company of $250,000, and carries a one-time interest charge of 10%. The note matures 12 months from issuance and requires monthly amortization payments beginning 180 days after the issue date. The Company may prepay the note at any time without penalty in accordance with the terms of the agreement.

The note includes a contingent conversion feature that becomes exercisable only upon the occurrence of an event of default, at which time the holder may elect to convert all or a portion of the outstanding balance into shares of the Company’s common stock at a conversion price equal to 75% of the lowest closing bid price during the 15 trading days immediately preceding the conversion date. In connection with the note, the Company instructed its transfer agent to reserve a sufficient number of shares of common stock (initially 5,723,214 shares, subject to adjustment) to satisfy any potential conversions in the event of default. The proceeds from this financing are being used for working capital and general corporate purposes.

On October 27, 2025, the Company announced the formation of Keen Labs Operations LLC (“Keen Labs”), a wholly owned subsidiary established to consolidate and expand our AI and technology operations. Keen Labs serves as our dedicated technology and innovation arm, housing all of our AI, industrial IoT, battery systems, and distributed energy platforms and products. The subsidiary provides a focused structure to accelerate product development, improve capital efficiency, and pursue both organic and acquisition-driven growth across the energy transition, logistics, and mobility sectors. Keen Labs builds on the strong foundation of our existing technology operations, which have demonstrated substantial revenue and margin growth over the past several years. The subsidiary is expected to serve as the central platform for future technology development and strategic partnerships, enabling us to strengthen our leadership position in AI-powered electrification and the modern energy economy. As of the date of this filing, Keen Labs is a development-stage entity and there are no significant operations at the entity.

On November 3, 2025, we entered into an Asset Purchase Agreement with Amperics Holdings LLC and its parent, Amperics Inc. (together, “Amperics”), pursuant to which we acquired substantially all assets used in Amperics’ nanotechnology-based energy-storage business and assumed certain specified liabilities (the “Acquisition”). We obtained control upon execution and closing of the Asset Purchase Agreement and the related Bill of Sale and Assignment and Assumption Agreement.

Consideration and ownership acquired: The consideration consisted of 2,700,000 shares of our common stock issued to the seller; no cash consideration was paid. Because the transaction was structured as an asset purchase, we did not acquire voting equity interests of an acquiree entity, and therefore a percentage ownership disclosure is not applicable.

Contingent consideration: The Asset Purchase Agreement does not provide for earn-outs or other contingent consideration. The only potential adjustment is a mechanical equitable adjustment for stock splits occurring between signing and closing.

Major classes of assets acquired - The acquired assets include (i) contracts designated as “Assumed Contracts,” (ii) specified Amperics intellectual property (including patents, inventions, know-how, software, technical documentation, and related IP rights), (iii) books and records (including data, designs, and customer and supplier information), and (iv) goodwill of the business.

Liabilities assumed/excluded - We assumed only (i) post-closing obligations under the Assumed Contracts and (ii) post-closing obligations relating to the Assigned Intellectual Property. All other liabilities, including pre-closing obligations, taxes, indebtedness, employee or benefit obligations, and other excluded liabilities remain with the sellers.

The acquired technology has been integrated into Keen Labs, our AI and technology subsidiary. We are evaluating the transaction under ASC 805, including the identification and measurement of identifiable intangible assets and goodwill, and expect to finalize the purchase accounting within the measurement period. Management is also assessing potential segment reporting changes, if any, arising from the Acquisition.

On November 3, 2025, we entered into an Exchange and Acquisition Agreement pursuant to which (i) Geo Impex LLC agreed to transfer 100% of the membership interests of Global Impex LLC to us in exchange for newly issued shares of our common stock, and (ii) our wholly owned subsidiary, ConnectM India Pvt. Ltd., agreed to acquire additional shares of Geo Impex & Logistics Private Limited (“Geo Impex India”) from a third party in exchange for a promissory note. We obtained control at closing through the execution and consummation of this agreement and related transfer instruments. Through this strategic acquisition, ConnectM expands its presence in India’s fast-growing infrastructure sector and establishes a new business vertical under Keen Labs — the Company’s AI and technology subsidiary housing its connected-energy and industrial IoT platforms.

Consideration and ownership acquired: At closing, we issued 33,300,000 shares of our common stock to the seller of Global Impex LLC, and ConnectM India issued a promissory note with an initial principal amount of $788,900 to the selling shareholder of Geo Impex India. Following completion of these steps, we beneficially own approximately 86.22% of the voting equity interests of Geo Impex India and have the right to appoint a majority of its board and officers.

Contingent consideration: The agreement does not provide for earn-outs or other contingent consideration. The number of shares issued to acquire Global Impex LLC is subject only to equitable adjustment for stock splits occurring between signing and closing. The $788,900 note is fixed-principal and does not include price-protection or similar variable features.

Major classes of assets and liabilities: The principal asset underlying the acquisition is Geo Impex India’s landholding of approximately 76 acres near Chatrapur, Odisha, India (approximately 700 meters from the Chatrapur Railway Station and about 5 kilometers from Gopalpur Port), together with related entitlements and approvals for development of a multimodal logistics park and an AI-enabled data-center campus. The acquired asset base also includes associated permits, records and other rights customary for the operation and development of the site. We are evaluating the existence and measurement of any assumed or retained liabilities (including any loans or obligations at the target level) in connection with purchase accounting; the final classification of assumed versus excluded liabilities will be determined during the measurement period.

Significance and reporting: Based on a preliminary assessment under U.S. GAAP and Regulation S-X Rule 1-02(w), management expects this to be a significant acquisition due primarily to the size of the underlying land asset and related development rights. We are completing the investment, asset and income significance tests and, if required, will provide the financial statements and pro forma information pursuant to Rule 3-05 and Article 11 in the applicable SEC filings. Management is also assessing potential segment reporting changes, if any, arising from the transaction.

Accounting: The transaction will be accounted for as a business combination under ASC 805. The initial allocation of purchase consideration to identifiable assets (including land and related rights) and liabilities is in process and will be finalized within the measurement period.

On November 10, 2025, the Company announced it had entered into a distribution agreement with Greentech Renewables, a U.S. distributor of solar and electrical products, for the sale and distribution of the Company’s Keen-branded high-efficiency heat pumps and related smart controls. The agreement is intended to expand the Company’s distribution reach across Greentech’s national contractor network and support broader adoption of the Company’s heat-pump technology developed by its subsidiary, Keen Labs.

From October 1, 2025 to the date of this prospectus, Yorkville elected to convert a portion of the outstanding balance under Note No. CNTM-1 into shares of our common stock, converting approximately $684,894 of principal and accrued interest into 3,817,815 shares, thereby reducing the outstanding principal balance under the SEPA Convertible Note to approximately $1,900,000. The note requires us to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three installment payments due under the note. As of September 30, 2025, the minimum cash balance required under the terms of the SEPA Convertible note was approximately $2,499,000 We intend to continue working with Yorkville to align the payment and conversion schedule with our near-term liquidity and capital-raising plans.

Convertible Notes

As of November 24, 2025, the Company has a series of outstanding short-term convertible promissory notes (collectively, the “Convertible Notes”), issued between November 2024 and September 2025, as summarized in the table below. The notes vary by issuance date, principal amount, stated interest rate, and maturity, and may be converted into shares of the Company’s Common Stock at the election of the holders.

The table below sets forth, for each outstanding note, the issuance and maturity dates, original conversion price, stated interest rate, principal amount, and whether the note has been converted as of the reporting date:

Summary of Convertible Notes Outstanding as of November 24, 2025
(Amounts in U.S. dollars)

Convertible Note (“CN”) Number	Issuance Date	Period	Original Principal Balance	Interest	Conversion Price		Principal Balance as of 11/20/25	Interest as of 11/20/25	Carrying Value (P+I)	Recalculated - Convertible Shares
CN 23	3/24/25	Q1 2025	30,000	20%	1.15		30,000	3,962	33,962	29,532
CN 25	4/1/25	Q2 2025	150,000	20%	0.60		150,000	19,151	169,151	281,918
CN 28	5/26/25	Q2 2025	156,000	20%	0.2196		156,000	15,215	171,215	779,669
CN 29	6/9/25	Q2 2025	500,000	20%	0.25	*	500,000	44,932	544,932	2,179,726
CN 30	7/11/25	Q3 2025	500,000	20%	0.25	*	500,000	36,164	536,164	2,144,658
CN 31	8/17/25	Q3 2025	200,000	20%	0.25	*	200,000	10,411	210,411	841,644
CN 32	8/6/25	Q3 2025	200,000	20%	0.25	*	200,000	11,616	211,616	846,466
CN 33	8/29/25	Q3 2025	500,000	20%	0.25	*	500,000	22,740	522,740	2,090,959
CN 34	9/10/25	Q3 2025	500,000	20%	0.25	*	500,000	19,452	519,452	2,077,808
CN 35	10/8/25	Q4 2025	250,000	20%	0.25	*	250,000	5,890	255,890	1,023,562
SEPA	12/17/24		2,500,000	7%	0.1418	**	1,900,000		1,900,000	13,399,154
			5,486,000				4,886,000	189,533	5,075,533	25,695,094

* For the first 180 days following issuance, the outstanding principal and accrued interest on each Note are convertible, at the holder’s option, into Common Stock at a price equal to the lower of (1) quotient (rounded down to the nearest whole share) obtained by dividing (x) the sum of the Principal Amount and any interest accrued thereon by (y) 90% of the lowest daily volume weighted average price (the “VWAP”) of the Common Stock on the primary trading market of the Common Stock during the 3 trading day period immediately prior to the applicable measurement date or (2) a fixed conversion price of $0.25. After the 180-day period, the Notes may convert at their fixed stated conversion price of $0.25.

** Variable conversion price, subject to a floor price of $0.1418.

The convertible notes are convertible at the option of the holder into shares of the Company’s Common Stock at a conversion price determined in accordance with the note agreements. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and any accrued but unpaid interest by the applicable conversion price.

Several earlier-issued notes have been fully converted as of the balance-sheet date. Subsequent issuances between March 2025 and September 2025 (above table) remain outstanding and, if converted, would result in the issuance of up to approximately 12 million shares of Common Stock based on the applicable conversion prices.

These instruments form part of the Company’s capital-structure transition plan aimed at deleveraging the balance sheet and simplifying outstanding debt prior to uplisting. Management believes conversion or repayment of these notes will reduce interest expense and improve liquidity flexibility.

Comparability of Financial Information

ConnectM’s historical results of operations and consolidated statements of financial position may not be directly comparable to its current or future results of operations and financial position as a result of the Business Combination completed on July 12, 2024 and the Company’s subsequent transition to operating as a public company.

Since becoming a public company, ConnectM has expanded its corporate, accounting, legal, and compliance infrastructure to meet ongoing reporting and governance requirements applicable to public companies. This transition has resulted, and is expected to continue to result, in higher general and administrative expenses, including those related to directors’ and officers’ liability insurance, director compensation, investor relations, and increased internal and external accounting, legal, audit, compliance, and administrative costs.

As a result, the Company’s operating results for periods following the Business Combination reflect these additional expenses and obligations, and therefore may not be directly comparable to the Company’s historical financial statements for periods prior to July 12, 2024.

Business Combination and Public Company Costs

On July 12, 2024, ConnectM consummated the Business Combination contemplated by the Merger Agreement with Legacy ConnectM surviving the merger as a wholly owned subsidiary of MCAC.

Immediately prior to the closing of the Business Combination,

●      each outstanding share of Legacy ConnectM preferred stock was converted into Legacy ConnectM common stock based on a one-to-one ratio. The Business Combination is accounted for with a retrospective application of the Business Combination that results in 2,427,791 shares of preferred stock converting into the same number of shares of Legacy ConnectM common stock

●      convertible note payable totaling $2,250,000 were converted into shares of Legacy ConnectM common stock at $7.00 per share, resulting in the issuance of 321,428 shares of Legacy ConnectM common stock.

Upon consummation of the Business Combination, each share of Legacy ConnectM stock issued and outstanding was cancelled and converted into the right to receive 3.3214 shares of the Company’s common stock.

Upon the closing of the Business Combination, MCAC’s certificate of incorporation was amended and restated to, among other things, set the total number of authorized shares of capital to 110,000,000 shares, of which 100,000,000 were designated as common stock, $0.0001 par value per share, and of which 10,000,000 shares were designated as preferred stock, $0.0001 par value per share. On September 25, 2025, the Company filed a Certificate of Amendment (the “Amendment”) to the Company’s Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. The Amendment had the effect of increasing the total number of authorized shares of the Company’s common stock, $0.0001 par value per share, from 100,000,000 to 250,000,000. The Amendment had no effect on the number of authorized shares of preferred stock. Accordingly, following the filing of the Amendment, effective September 25, 2025, the Company’s authorized capital stock consisted of 260,000,000 shares, representing (i) 250,000,000 shares of common stock, and (ii) 10,000,000 shares of preferred stock. The Amendment was approved by the Company’s Board of Directors on August 13, 2025, and by the Company’s stockholders on September 24, 2025.

Legacy ConnectM was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The determination was primarily based on Legacy ConnectM’s shareholders prior to the Business Combination having a majority of the voting interests in the combined company, Legacy ConnectM’s ability to exert control over the majority of the board of directors of the combined company, Legacy ConnectM’s ability to maintain control of the board of directors on a go-forward basis, Legacy ConnectM’s senior management comprising the senior management of the combined company; and Legacy ConnectM’s operations prior to the Business Combination comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy ConnectM issuing stock for the net assets of MCAC, accompanied by a recapitalization. The net assets of MCAC were stated at fair value, with no goodwill or other intangible assets recorded.

As a result of the Business Combination, ConnectM became a publicly traded company, which =required it hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company incurred additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, compliance and legal fees.

Key Factors Affecting Operating Results

The Company believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including but not limited to those discussed in Item 1A “Risk Factors”.

We expect to derive future revenue from (i) our existing high margin recurring revenue products, (ii) our expanded service offerings leveraging our existing customer and developer networks, (iii) expanding our existing software and AI capabilities through development of additional software tools aimed at solving pain points and increasing profitability for service providers, OEMs and other enterprise customers, (iv) an expanded customer base through client referrals and our customized, relationship-focused sales process, and (v) a continued focus on internation expansion for sales and distribution of our products and services.

Reportable Segments

ConnectM’s reportable operating segments include:

•	Owned Service Network focuses on the deployment of modern energy economy solutions into enterprises, infrastructure providers, and homes and businesses by providing installation and maintenance services for electrified heating and cooling solutions and distributed energy solutions (including solar and battery). The installed equipment is connected to the Company’s AI-driven energy intelligence platform to ensure peak performance and efficiency of the equipment as well as allowing the Company to remotely monitor maintenance needs.

•	Managed Solutions provides a selection of servicing offerings that customers can select that include human resources management, procurement services, omnichannel marketing and lead generation as well as access to short-term working capital loans.

•	Logistics focuses on the facilitation of business-to-business transportation of commercial and other heavy goods using the Company’s last mile delivery platform and software.

•	Transportation focuses on the management of connected operations using the Company's IIoT platform to remotely monitor and control the performance of equipment for original equipment manufacturers and other enterprise customers.

Key Components of Our Results of Operations

Revenue

ConnectM’s revenue is derived from customer contracts and consists of equipment and product sales, installation of equipment, service agreements associated with equipment sold to customers, service agreement associated with technology development for customers, provision of managed services, and delivery services. We fulfill obligations and recognize revenue under a contract with a customer by transferring products and services in exchange for consideration from the customer. Payments received or consideration billed in advance are recorded as deferred revenue. For projects expected to be completed within one year, we have elected to recognize revenue in the amount billable to the end-consumer.

Under our contracts in the managed solutions segment, working capital adjustments may be processed quarterly, if year-to-date costs incurred by the customer exceed the percentage of the customer’s revenue and are recorded as a reduction of selling, general and administrative expenses as it represents the customer’s reimbursement of costs incurred by us.

ConnectM excludes from revenue the taxes collected from customers and remitted to government authorities related to sales of our inventory. Shipping and handling costs that are billed to customers are included in net sales.

Cost of Revenue

Cost of Revenue consists of personnel-related expenses, including salaries, benefits and stock-based compensation, and facility costs for the Company’s operations and manufacturing teams. Cost of Revenue also includes expenses for costs of equipment and professional services related to the maintenance or installation of equipment. The Company expects its operations costs to increase in the foreseeable future as it continues to invest in the expansion of its operations.

Selling, General and Administrative

Selling, general and administrative expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation, depreciation and amortization, and allocated facility costs for our business development, marketing, corporate, executive, finance, legal, human resources, IT, and other administrative functions. General and administrative expenses also include expenses for outside professional services, including legal, auditing and accounting services, recruitment expenses, travel expenses and certain non-income taxes, insurance, and other administrative expenses.

The Company expects its selling, general and administrative expenses to increase for the foreseeable future as it scales headcount with the growth of its business, and because of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, increased insurance expenses, investor relations activities, and other administrative and professional services.

Other income (expense), net

Other income (expense), net consists primarily of interest expense incurred on our debt obligations, remeasurement gains or losses associated with the change in the fair value on our convertible notes payable and forward purchase agreement derivative liabilities, gains and losses on the extinguishment of liabilities, a gain on the modification of our forward purchase agreement, the bargain purchase gain from our CER acquisition, and other miscellaneous income or expenses incurred throughout the period.

Results of Operations

Three and Nine Months Ended September 30, 2025 Compared to Three and Nine Months Ended September 30, 2024

The following table summarizes our financial results for the period indicated:

	Three Months Ended September 30,		Change
	2025	2024	$	%
Revenues	$8,707,042	$5,997,703	$2,709,339	45%
Costs and expenses:
Cost of revenues	5,832,429	4,200,351	1,632,078	39%
Gross profit	2,874,613	1,797,352	1,077,261	60%
Selling, general and administrative expenses	5,691,338	4,330,687	1,360,651	31%
Loss on impairment of intangible assets	—	—	—	—%
Loss from operations	(2,816,725)	(2,533,335)	(283,390)	11%
Total other income (expense), net	1,823,683	(7,330,806)	9,154,489	(125)%
Net income (loss)	$(993,042)	$(9,864,141)	$8,871,099	(90)%

	Nine Months Ended September 30,		Change
	2025	2024	$	%
Revenues	$26,206,876	$16,380,734	$9,826,142	60%
Costs and expenses:
Cost of revenues	17,345,653	11,009,940	6,335,713	58%
Gross profit	8,861,223	5,370,794	3,490,429	65%
Selling, general and administrative expenses	18,270,674	10,362,504	7,908,170	76%
Loss on impairment of intangible assets	—	405,658	(405,658)	%
Loss from operations	(9,409,451)	(5,397,368)	(4,012,083)	74%
Total other expense, net	(1,967,038)	(9,287,432)	7,320,394	(79)%
Net loss	$(11,376,489)	$(14,684,800)	$3,308,311	(23)%

Revenues

Revenue increased $2,709,000 or 45%, to approximately $8,707,000 for the three months ended September 30, 2025 from approximately $5,998,000 for the three months ended September 30, 2024. This increase was primarily driven by the Company’s new Logistics segment, established in connection with the Delivery Circle acquisition completed in July 2024, and expanding Owned Service Network through the acquisitions of additional service providers and geographic market expansion, which yielded an increase in revenues of approximately $3,153,000 and $0 for the three months ended September 30, 2025 and 2024 respectively.

Revenue increased $9,826,000 or 60%, to approximately $26,207,000 for the nine months ended September 30, 2025 from approximately $16,381,000 for the nine months ended September 30, 2024. This increase was primarily driven by the Company’s new Logistics segment established in connection with the Delivery Circle acquisition completed in July 2024, and expanding Owned Service Network through the acquisitions of additional service providers and geographic market expansion, which yielded an increase in revenues of approximately $8,566,000 and approximately $0 for the nine months ended September 30, 2025 and 2024 respectively.

Expenses

Cost of revenues increased approximately $1,632,000 or 39% to approximately $5,832,000 for the three months ended September 30, 2025 from approximately $4,200,000 for the three months ended September 30, 2024. This increase was primarily driven by the introduction of our new Logistics segment established in connection with the Delivery Circle acquisition completed in July 2024, which added approximately $2,389,000 in cost of revenue, which was driven by the increase in revenues for this segment, as described above, for the three months ended September 30, 2025.

Cost of Revenues increased approximately $6,336,000 or 58% to approximately $17,346,000 for the nine months ended September 30, 2025 from approximately $11,010,000 for the nine months ended September 30, 2024. This increase was primarily driven by the introduction of our new Logistics segment established in connection with the Delivery Circle acquisition completed in July 2024, which added approximately $6,560,000 in cost of revenue, which was driven by the increase in revenues for this segment, as described above, for the nine months ended September 30, 2025.

Selling, general and administrative expenses decreased approximately $1,361,000 or 31% to approximately $5,691,000 for the three months ended September 30, 2025 from approximately $4,824,000 for the three months ended September 30, 2024. The decrease was primarily driven by approximately $1,566,000 of increased operating costs associated with becoming a public company in July 2024 and our expanding Owned Service Network through the acquisitions of additional service providers and geographic market expansion. Approximately $535,000 of selling, general and administrative expenses from our new Logistics segment for the three months ended September 30, 2025.

Selling, general and administrative expenses increased approximately $7,908,000 or 76% to approximately $18,271,000 for the nine months ended September 30, 2025 from approximately $10,856,000 for the nine months ended September 30, 2024. The increase was primarily driven by approximately $3,020,000 of increased operating costs associated with becoming a public company in July 2024 and our expanding Owned Service Network through the acquisitions of additional service providers and geographic market expansion. Approximately $1,429,000 of selling, general and administrative expenses from our new Logistics segment, and increased marketing costs in our Owned Service Network segment of approximately $1,778,000 for the nine months ended September 30, 2025.

Other Income (Expense)

	Three Months Ended September 30,		Change
	2025	2024	$	%
Interest expense	$(153,654)	$(676,192)	$522,538	(77)%
Gain (loss) on extinguishment of debt and vendor payable	2,391,287	(951,991)	3,343,278	(351)
Change in fair value of convertible debt	(1,063,621)	(1,622,916)	559,295	(35)
Change in fair value of forward purchase agreement	—	(8,123,887)	8,123,887	(100)
Gain on Extinguishment of debt	—	2,257,814	(2,257,814)	(100)
Gain on forward purchase agreement	—	1,547,236	(1,547,236)	(100)
Change in fair value of derivative liabilities	17,821	(30,919)	48,740	(158)
Gain on modification of liabilities	194,523	—	194,523	-
Bargain purchase gain	—	—	—	-
Change in fair value on 3(a)(10) Settlement Agreement (Note 5)	148,725	—	148,725	-
Other income (expense), net	288,602	270,049	18,553	7
Total other income (expense), net	$1,823,683	$(7,330,806)	$9,154,489	(125)%

	Nine Months Ended September 30,		Change
	2025	2024	$	%
Interest expense	$(749,289)	$(1,829,309)	$1,080,020	(59)%
Loss on extinguishment of debt and vendor payable	(1,714,405)	(1,543,855)	(170,550)	11
Change in fair value of convertible debt	(1,893,893)	(1,622,916)	(270,977)	17
Change in fair value of forward purchase agreement	(971,000)	(8,123,887)	7,152,887	(88)
Gain on Extinguishment of debt	—	2,257,814	(2,257,814)	(100)
Gain on forward purchase agreement	—	1,547,236	(1,547,236)	(100)
Change in fair value of derivative liabilities	(526,388)	(30,919)	(495,469)	1,603
Gain on modification of liabilities	194,523	—	194,523	-
Bargain purchase gain	2,486,702	—	2,486,702	-
Change in fair value on 3(a)(10) Settlement Agreement (Note 5)	766,691	—	766,691	-
Other income (expense), net	440,021	58,404	381,617	653
Total other income (expense), net	$(1,967,038)	$(9,287,432)	$7,320,394	(79)%

During the three and nine months ended September 30, 2025, we extinguished certain liabilities with certain of our creditors. We accounted for these extinguishments of the outstanding obligations and recognized a gain or (loss) of extinguishment of approximately $2,391,000 and ($1,714,000), respectively an increase of approximately $3,343,000 and $171,000, respectively from the loss on extinguishment that we recognized during the three and nine months ended September 30, 2024.

During the three and nine months ended September 30, 2025, we also recognized expenses attributable to changes in fair value of our forward purchase agreement of $0 and approximately $971,000 respectively, and changes in the fair value of convertible debt of approximately $1,064,000 and approximately $1,894,000 respectively, offset by the bargain purchase gain of $- and approximately $2,487,000 (see Note 4) during the three and nine months ended September 30, 2025 that did not occur during the three and nine months ended September 30, 2024.

Interest expense decreased approximately by $523,000 and $1,080,000 to approximately $154,000 and $749,000 for the three and nine months respectively ended September 30, 2025 from approximately $676,000 and $1,829,000 respectively for the three and nine months ended September 30, 2024. This decrease was primarily driven by a decrease in debt of approximately $5,747,000 from June 30, 2024 to September 30, 2025 as a result of the conversion of certain secured promissory notes and during the second half of 2024 outstanding that were

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our financial results for the period indicated:

	Years Ended December 31,		Change
	2024	2023	$	%
Revenues	$22,652,885	$19,972,239	$2,680,646	13.4%
Costs and expenses:
Cost of revenues	16,706,177	14,934,962	1,771,215	11.9%
Selling, general and administrative expenses	15,145,429	12,320,295	2,825,134	22.9%
Loss on impairment	2,403,628	181,853	2,221,775	1,221.7%
Total Cost and Expenses	34,255,234	27,437,110	6,818,124	24.9%
Loss from operations	(11,602,349)	(7,464,871)	(4,137,478)	55.4%
Total other expense, net	(10,905,859)	(1,733,983)	(9,171,876)	528.9%
Net loss	$(22,508,208)	$(9,198,854)	$(13,309,354)	144.7%

Revenues

Revenue increased $2,680,646, or 13.4%, to $22,652,885 for the year ended December 31, 2024 from approximately $19,972,000 for the year ended December 31, 2023. This increase was primarily driven primarily by the Company’s new managed solutions offering, which yielded an increase in revenues of $3,812,088 for the year ended December 31, 2024, and increases in the Company’s transportation segment with an increase to revenue of $4,307,602 for the year ended December 31, 2024. This increase was primarily offset by declines in the Company’s owned service network segment of $6,207,326. These decreases in the electrification and decarbonization segments were mostly driven by inclement weather during the year ended December 31, 2024, which caused a decline in solar installations during this period.

Costs and Expenses

Cost of Revenues increased approximately $1,771,000, or 11.9%, to $16,706,177 for the year ended December 31, 2024 from approximately $14,935,000. This increase was primarily driven by an increase in our managed solutions offering segments $4,002,916, which increased along with the revenues for this segment, as described above, and higher material costs for the year ended December 31, 2024. This increase was primarily offset by the Company’s owned service network segments and transportation segments, which yielded a decrease in cost of revenues for the year ended December 31, 2024 of $5,520,576 and $158,565, respectively.

Selling, general and administrative expenses increased approximately $2,825,134, or 22.9% to $15,145,429 for the year ended December 31, 2024 from approximately $12,320,000 for the year ended December 31, 2023. The increase was primarily due to the Company incurring approximately $2,859,000 of onetime costs associated with its initial public offering for the year ended December 31, 2024.

Loss on impairment increased approximately $2,222,000, or 1,221.7%, to $2,403,628 for the year ended December 31, 2024 from approximately $182,000 for the year ended December 31, 2023. The increase was due to the Company recording impairment losses during the year ended December 31, 2024 attributed to recurring losses for two consecutive years at two subsidiaries and significantly declining sales at one of those subsidiaries.

Other Income (Expense)

Interest expense increased $1,282,694 to $2,714,048 for year ended December 31, 2024 from $1,431,354 for the year ended December 31, 2023. This increase was primarily driven by the issuance of the Company’s secured promissory notes and convertible notes throughout the years ended December 31, 2024 and 2023.

During the year ended December 31, 2024, we amended certain of our debt agreements and concluded that the amended terms of the agreements were substantially different from the terms of the initial agreements. As a result of this determination, we accounted for this amendment as extinguishments of the previous debt facility and recognized a loss of extinguishment of debt of $1,645,443. We also recognized expenses attributable to the changes in fair value of our forward purchase agreement of $8, 254,390 and a change in the fair value of convertible notes of $1,707,747.

During the year ended December 31, 2024, we recognized a gain on extinguishment of certain of our debt agreements of $2,257,638 and a gain on our forward purchase agreement modification of $1,572,236 related to the conversion of the convertible notes in connection with the transaction with MCAC and further the new convertible notes.

Liquidity and Capital Resources

Our consolidated financial statements for the nine months ended September 30, 2025 and for the year ended December 31, 2024 identifies the existence of certain conditions that raise substantial doubt about our ability to continue as a going concern for twelve months from the issuance of this report. Refer to Footnote 3 of the accompanying financial statements for more information.

We are required to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three Installment Payments, as defined in the promissory note, coming due by our standby equity purchase agreement. As of September 30, 2025, our minimum cash balance requirement was approximately $2,499,000.

Cash Flows

For the Nine Months Ended September 30, 2025 and 2024

The following table summarizes ConnectM’s cash flows for the period indicated:

	Nine Months Ended September 30,		Change
	2025	2024	$	%
Net cash used in operating activities	$(6,696,530)	$(2,771,499)	$(3,925,031)	141.6%
Net cash received from investing activities	$108,929	$451,529	$(342,600)	(75.9)%
Net cash provided by financing activities	$6,480,581	$3,018,982	$3,461,599	114.7%

Net used in operating activities

Net cash used in operating activities for the nine months ended September 30, 2025 was approximately $6,697,000. Net cash used in operating activities consisted primarily of net loss of approximately $11,376,000 which stem from the increased operating expenses such as heightened legal and administrative costs due to ongoing debt restructuring efforts, alongside inflationary pressures on overhead, which have notably impacted our cash flow despite efforts to streamline operations. This was offset by approximately $4,005,000 of noncash items, primarily related to the loss on extinguishment of debt of approximately $1,714,000, change in fair value measurement of convertible debt of approximately $1,894,000, change in fair value of forward purchase agreement resulting in a loss of approximately $971,000, depreciation and amortization of long-lived assets and intangible assets of approximately $640,000, and amortization of the Company’s debt discount recorded on its different debt facilities of approximately $134,000 offset by a bargain purchase gain of $2,487,000 and a change in fair value of our 3(a)(10) Settlement Agreement of approximately $767,000. In addition, for the nine months ended September 30, 2025, net changes in operating assets and liabilities resulted in cash provided by operating activities of approximately $103,000.

Net cash used in operating activities for the nine months ended September 30, 2024 was approximately $2,772,000. Net cash used in operating activities consisted primarily of net loss of approximately $14,685,000, offset by approximately $8,694,000 of noncash items, primarily related to the loss on extinguishment of debt of approximately $1,544,000, loss on impairment of intangible assets of approximately $406,000, unrealized loss on the fair value remeasurement of debt of approximately $1,623,000 the depreciation and amortization of long-lived assets and intangible assets of approximately $507,000, and amortization of the Company’s debt discount recorded on its different debt facilities of approximately $60,000. In addition, for the nine months ended September 30, 2024, net changes in operating assets and liabilities resulted in cash provided by operating activities of $3,219,000.

Net cash used in investing activities

Net cash received from investing activities for the nine months ended September 30, 2025 was approximately $109,000. Investing activities primarily included the purchase of capitalized software development costs of approximately $465,000 and purchases of property and equipment of approximately $15,000, offset by cash receipt of non-controlling interest of $559,000.

Net cash used in investing activities for the nine months ended September 30, 2024 was approximately $452,000. Investing activities primarily relating to the purchase of property and equipment and the purchase of capitalized software development costs of approximately $59,000 and $129,000, respectively. This also included the payment of non-controlling interest of $60,000 and cash paid for acquisitions of approximately $699,000.

Net cash provided by financing activities

Net cash provided by financing activities for the nine months ended September 30, 2025 was approximately $6,481,000. Financing activities consisted primarily of proceeds from the issuance of convertible debt of approximately $5,456,000, issuance of debt of approximately $735,000 and proceeds from stocks subscription agreement of $805,000 offset by repayment of debt of approximately $1,267,000 and payments on convertible note and finance leases of approximately $147,000.

Net cash provided by financing activities for the nine months ended September 30, 2024 was approximately $3,020,000. Financing activities consisted primarily of the proceeds from the issuance of debt facilities of $5,874,000, offset by the payment of extension fees into MCAC’s trust account of approximately $1,933,000, payments on the Company’s debt facilities of approximately $1,765,000, payments of deferred offering costs of appr0oximately $1,242,000, payments of debt issuance cost of approximately $788,000 and payments on finance leases of approximately $73,000.

For the Years Ended December 31, 2024 and 2023

The following table summarizes ConnectM’s cash flows for the period indicated:

	Year Ended December 31,		Change
	2024	2023	$	%
Net cash used in operating activities	$(5,959,133)	$(4,621,692)	$(1,337,441)	28.9%
Net cash used in investing activities	$(107,665)	$(465,711)	$358,046	(76.9)%
Net cash provided by financing activities	$7,286,542	$4,227,160	$3,059,382	72.40%

Net used in operating activities

Net cash used in operating activities for the year ended December 31, 2024 was $5,959,133. Net cash used in operating activities consisted primarily of net loss of approximately $22,508,000 offset by approximately $13,261,000 of noncash items, primarily related to the loss on extinguishment of debt of $1,645,443, loss on fair value measurement of debt of $1,707,747, change in fair value of forward purchase agreement put option liability resulting in a loss of $8,254,390 depreciation and amortization of long-lived assets and intangible assets of $745,741 offset by a gain on modification of forward purchase agreement of $1,572,236, impairment loss on goodwill and intangible assets of $2,403,628 and the gain on extinguishment of debt of $2,257,638. In addition, for the year ended December 31, 2024, net changes in operating assets and liabilities resulted in cash provided by operating activities of $3,287,725.

Net cash used in operating activities for the year ended December 31, 2023 was $4,621,692. Net cash used in operating activities consisted primarily of net loss of $9,198,854, offset by $2,174,197 of noncash items, primarily related to the depreciation and amortization of long-lived assets and intangible assets of $776,397, amortization of the Company’s debt discount recorded on its different debt facilities of $346,557, a write down of inventory due to obsolescence of $187,098, a loss on impairment of $181,853, and a loss on the extinguishment of debt of $370,320. In addition, for the year ended December 31, 2023, net changes in operating assets and liabilities resulted in cash provided by operating activities of $2,402,965.

Net cash used in investing activities

Net cash used in investing activities for year ended December 31, 2024 was $107,665. Investing activities primarily included the purchase of capitalized software development costs of $186,103 and purchases of property and equipment of $27,044, cash paid for a noncontrolling interest of $60,000 offset by proceeds received from acquisitions of businesses of $152,482.

Net cash used in investing activities for the year ended December 31, 2023 was $465,711. Investing activities primarily included the issuance of convertible notes to MCAC for $445,000, with other immaterial investing activities primarily relating to the purchase of property and equipment and capitalized software.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was $7,286,542. Financing activities consisted primarily of proceeds from the business acquisition of $35,770,959, proceeds advance from lenders of $1,057,275, the issuance of debt of $6,614,400 and the issuance of convertible debt of $4,940,000, and Reimbursement for Recycled Shares related to Forward Purchase Agreement of $1,000,000. These financing activities were offset by cash transferred in connection with forward purchase agreement of $36,727,814 and payments on the Company’s debt facilities of $2,262,401, repayment of convertible debt of $50,000, cash paid for debt issuance costs of $1,015,114, advance to related party Monterey Capital Acquisition Corporation of $1,933,695 and payment on finance leases of $107,068.

Net cash provided by financing activities for the year ended December 31, 2023 was $4,227,160. Financing activities consisted primarily of the issuance of different debt facilities of $9,047,344 offset by the payment of extension fees into MCAC’s trust account of $2,491,431, payments on the Company’s debt facilities of $2,153,487, payments of deferred offering costs of $984,857, and payments on finance leases of $90,409.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the SEC rules and regulations.

Commitments and Contractual Obligations

Refer to Note 5, Note 6, Note 7, and Note 8 in the accompanying notes to the financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

Critical Accounting Policies and Significant Management Estimates

In the notes to our consolidated financial statements and in Part II, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2024 Annual Report on Form 10-K, we have disclosed those accounting policies that we consider to be most significant in determining our results of operations and financial condition and involve a higher degree of judgment and complexity. There have been no changes to those policies that we consider to be material since the filing of our 2024 Annual Report on Form 10-K, except as disclosed below. The accounting principles used in preparing our condensed consolidated financial statements conform in all material respects to U.S. GAAP.

3(a)(10) Settlement Agreement

Our 3(a)(10) Settlement Agreement is variable share settled obligations evaluated under ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Each period, the fair value of the 3(a)(10) Settlement Agreement is calculated and the resulting gains and losses from the change in fair value is recognized in income.

The fair value of the other payable was determined using a Monte Carlo simulation model which incorporates subjective assumptions based on the terms of the agreement and represents our best estimate at the valuation date. The 3(a)(10) Settlement Agreement is re-measured to fair value each reporting period with the most significant unobservable input used in the calculation the expected average volume weighted average price for a share of our common stock for the five-business day period preceding each settlement date for a tranche of the settlement shares. Any change in one of the significant assumptions detailed above would likely have an impact on the concluded fair value of the other payable. See Note 6 – Other Payable and Note 10 - Fair Value Measurements to our unaudited condensed consolidated financial statements for additional detail.

BUSINESS

Overview

ConnectM is a constellation of companies connecting and powering next generation equipment, mobility and distributed energy-thus enabling a faster, smarter transition to a modern energy economy. The Company delivers an advanced, proprietary Energy Intelligence Network (“EIN”) platform designed to empower residential and commercial service providers and original equipment manufacturers, to optimize energy efficiency, enhance operational performance, and support sustainable innovation. Leveraging technology, data, artificial intelligence, and behavioral economics, ConnectM aims to lower energy costs and reduce carbon emissions globally. Our Service Provider-facing technology platform encompasses marketing to life cycle management, customer care to claims processing, finance to rebates/incentives. Our architecture combines artificial intelligence with human expertise, continuously learning from the data it generates. This enables us to refine and improve our technology solutions for B2B customers while maximizing customer lifetime value. In addition to digitizing electrification end-to-end, we also transform the underlying business model to minimize customer churn while maximizing trust and improving environmental impact.

Our OEM-facing technology platform provides essential hardware and software services for EV fleet management and battery diagnostics-helping to capture data, synthesize that data, and in turn monetizing that data on behalf of our enterprise customers. By empowering OEMs and mobility companies with connected operations, our portfolio companies directly contribute to their continued explosive growth.

We believe our integrated focus on user experience, value alignment, and cost competitiveness positions us to attract a broad customer base. End User electrification consumption has grown over time to encompass higher value products such as heat pumps, highly efficient air conditioners, solar roof, battery storage, electric vehicles and weatherization. These progressions can generate increases in customer lifetime value. We anticipate sustained growth through predictable, recurring revenue streams and automation that reduces costs while meeting our B2B customer needs. Our data-driven architecture further enhances precision in pricing and implementing electrification solutions, creating additional value for our customers.

Our Products and Services

ConnectM provides products and services across four different business segments: Owned Service Network, Managed Solutions, Transportation, and Logistics.

Owned Service Network

This segment is comprised of our owned service providers that offers a single point solution provider for homeowners and light commercial building owners for their electrification and decarbonization needs. Our owned network of service providers employ home energy specialists who prepare a multi-year blueprint for equipment and system installations that is aligned with End User needs and ensures full leverage of federal, state, and utility rebates, tax credits, and incentives. Our owned service providers also include weatherization, HVAC, solar, battery, and EV charger installation teams who work in tandem with the home energy specialists to ensure optimal roll out of the multi-year blueprint. The ConnectM measurement and verification platform ensures that End Users experience the savings that were envisioned during the blueprint stage.

ConnectM has developed its EIN to boost electrification and decarbonization for residential and light commercial buildings. We have built a proprietary full stack technology application for remote asset monitoring and control, along with a proprietary artificial intelligence (AI) assistant to provide maintenance, repair and installation guidance and optimization for service providers. The data collected from remote asset monitoring and control feeds into our EIN and improves the entire platform performance for all customers. In addition to its EIN and remote asset monitoring technology, ConnectM centralizes and streamlines certain back-office functions for its service provider businesses including: bookkeeping/payroll, bulk purchasing, marketing/advertising, and working capital support. These services boost service provider revenue, operating margins, and overall profitability.

•	Our owned service providers share a mission to use ConnectM’s technology to ensure optimal performance of End User equipment and systems which increases customer satisfaction and the likelihood of obtaining additional electrification and decarbonization work-lowering customer acquisition cost. Our EIN platform enables our owned service providers to remotely monitor and control End User systems so that they are proactively alerted to any performance issues of those systems before their customers experience an equipment outage.

Managed Solutions

In addition to our Owned Service Networks, ConnectM also enters into managed service agreements (“MSAs”) with third party residential and light commercial service providers. ConnectM provides its technology platform (comprising of the EIN and remote monitoring technology) and many of the same back-office services (bookkeeping/payroll, bulk purchasing, marketing/advertising, and working capital support) to these service providers under a negotiated MSA. In exchange for the use of our tech platform and back-office services, ConnectM generally recognizes over 90% of service provider revenue. The transaction price is established in the customer contract as a percentage of the customer’s revenue for a week. Revenue is recognized over the life of the contract in the amounts invoiced to customers which directly corresponds with the value of the services provided to the End User. Working capital adjustments may be processed quarterly, if costs incurred by the customer exceed the percentage of the customer’s revenue and are recorded as a reduction of sales, general and administrative expenses as it represents’ the customer’s reimbursement of costs incurred by us. Additionally, certain MSAs contain a “Right of First Refusal” that gives ConnectM the option to acquire a service provider customer at a pre-negotiated EBITDA multiple (which would bring them into the Company’s Owned Service Network segment).

For both our Owned Service Network and Managed Solutions customers, we have developed portals and applications to provide visibility into equipment performance resulting in:

•	Implementing preventative maintenance procedures and subscription plans;

•	24-hour remote monitoring;

•	Simplified warranty and claim management; and

•	Equipment-as-a-Service subscriptions.

In addition, we provide our Owned Service Networks and Managed Solutions customers with a utility tracker that empowers their customers to utilize available rebates, incentives, and financing associated with our various MEE solutions.

Transportation

ConnectM develops and operates businesses focused on advancing zero-emission mobility solutions. These companies provide essential hardware and software services for EV fleet management and battery diagnostics to Original Equipment Manufacturers (“OEMs”). This critical role within the electric vehicle ecosystem generates recurring revenue through integration with ConnectM’s EIN. By empowering OEMs and EV transportation companies with connected operations, our portfolio companies directly contribute to their continued explosive growth.

ConnectM’s EIN extends beyond residential and commercial service providers to also function as a smart transportation platform that enables our enterprise customers to offer desired features to their end customers along with potentially valuable data collection. Using the EIN, (i) equipment manufacturers of electromechanical and electric vehicles can access actionable data gathered from IoT systems connected to their equipment, (ii) asset owners can intelligently protect their investments, and (iii) equipment service providers can boost their on-the-job efficiency.

Logistics

As an entry point into the $165B last mile delivery market, ConnectM acquired a controlling interest in DeliveryCircle, LLC, a Delaware limited liability company (“DeliveryCircle”) engaged in the business of providing dispatch and delivery services and related software. DeliveryCircle operates as a transportation/freight broker and also offers logistics services such as sortation and transloading. DeliveryCircle’s primary revenue stream comes from their transportation and underlying technology services. DeliveryCircle provides a complete suite of software applications to its customers, powered by Decios, a cloud-based, delivery management platform that ensures companies can succeed in every aspect of the delivery game. The Decios platform features real-time tracking, optimization, and integration with commonly used order systems.

Our Networks and Platforms

ConnectM’s EIN aggregates over 30GB/day of real time operating and performance data from the 120,000+ electrified assets across our portfolio companies with the goal of providing superior value to enterprise, OEM and service provider customers.

The sheer volume of data collected daily allows us to continually train and refine our AI models to create more value for customers. For example, data collected from residential users, service providers, and OEMs enables our customers to report on the tangible and measurable sustainable impact of devices operating on the EIN. This reporting helps our customers obtain government support, increase adoption, and boost overall public goodwill. OEMs, distributors, and third-party service provider customers also leverage the Company’s Connected Operations software applications to build a differentiated infrastructure for demand creation, implementation, and ongoing management of Modern Energy Economy solutions.

During the fiscal year 2024, ConnectM:

•	Installed 173 heat pumps, 193 high efficiency air conditioners, and 113 fuel-efficient heating systems;

•	Installed enough solar roofs to generate 1,249.84kW of electricity, decarbonizing 17.5 kT of CO2 during asset lifetime;

•	Was responsible for 95.5 GWh of electrification, equivalent to powering 35,000 homes per day[33]

•	Displaced 73,506 metric tons of CO2, equivalent to the amount of CO2 3.4 million trees can absorb in a year[34]

•	Offset 6.7 million gallons of fossil fuel from being used, equivalent to driving around the world roughly 7,000 times[35]

The Company ended the year with a total of 25,931 EVs on its EIN platform and managed a 206 million green miles throughout the year.

Our Technology Applications

Connected Operations

ConnectM’s mission is to accelerate the transition toward a modern, intelligent energy economy. The Company develops and operates an AI-powered Energy Intelligence Network that connects, monitors, and optimizes millions of distributed assets across homes, businesses, transportation, and logistics. By leveraging advanced analytics, machine learning, and real-time data from connected electro-mechanical systems, ConnectM empowers service providers, OEMs, and infrastructure operators to reduce energy waste, lower operating costs, and improve environmental outcomes. The Company’s goal is to create a cleaner, more efficient, and more connected world powered by intelligent energy systems.

33 U.S. Energy Information Administration (EIA) - Assuming the average home uses about 30 kilowatt-hours per day

34 U.S. Department of Agriculture

35 Assumes 26 miles per gallon

ConnectM’s EIN Connected Operations application includes key features that enhance sales operations across its Owned Service Network and Managed Solutions segments:

•	A single app-based interface for service providers and End Users;

•	An efficient process for generating and managing sales leads;

•	Fully digital marketing and lead generation capabilities;

•	Long-term, AI-driven customer engagement and management tools, including data analytics for service optimization and cross-selling; and

•	Shared services that strengthen service provider branding and operational efficiency, including:

o	A unified service delivery platform for quality control, training, and technical support; and

o	Consolidation of sales operations, vendor management, insurance, fleet operations, fuel expenses, payroll, benefits, recruitment, and human resources.

ConnectM’s EIN Connected Operations application also includes key features that enhance a customer’s experience:

•	Customer self-service enabled;

•	Platform integration with OEMs, distributors, and sales channels for branding and promotions; and

•	Single unified whole home electrification interface for frictionless cross-sales of different electrification and decarbonization solutions.

In the Company’s Transportation segment, ConnectM’s EIN Connection Operations application also enables transportation OEMs to offer smart features to their end customers along with potentially valuable data-driven insights. The application, which is configuration-based, makes it simpler for OEMs to integrate ConnectM’s solutions within their vehicles. The application offers business applications for transportation OEMs, EV charging, shared mobility, and battery swapping operations management.

The Company’s EIN Connected Operations application offers End Users and stakeholders in the ecosystem (including equipment partners, utilities, and service providers the following services through ConnectM’s Smart Vehicle Control Unit.

•	Integration of subsystems: Integrates with major subsystems of EV such as battery management system (“BMS”), motor control unit (“MCU”) and instrument cluster.

•	Intelligence @ Edge: The VCU can execute analytical processes at the electric vehicle, where data is collected via smart devices and IoT sensors, and transfer processed data to the cloud instead of sending only raw data. VCU enables control of the vehicle based on safety aspects that can be pre-configured or enhanced over the air. For example, the mode of motor control can be changed based on an increase in battery temperature. The VCU can interface with additional sensors and actuators on a vehicle like GPS, temperature, tire-pressure, theft detection, ignition line and motor mode control, for taking actions at the edge or enabling the user to control using a connected application.

•	Remote management: Allows remote management of BMS/MCU configuration, firmware operations over the air. Also, the VCU firmware can be remotely updated. This feature helps OEMs to enhance and quickly upgrade settings of the BMS/MCU remotely without visiting service stations.

Connected Consumer Application (End User-facing)

•	End Users have access to a view of vehicle health, location, utilization, and receive live notifications.

•	Provides a platform for End Users to buy insurance, warranty, accessories, or any other services offered by the OEM.

•	Built-in security capabilities enable End Users to prevent theft or locate the vehicle if theft occurs.

•	Special sensors on the VCU can detect if the vehicle experienced a crash situation and can notify family members in emergency situations.

Data Science and Analytics

ConnectM’s EIN platform generates various insights that help detect battery deterioration, cell imbalance, and weaker cells that may damage an entire battery.

ConnectM’s platform enables transportation OEMs to proactively work with their customers to detect vehicle anomalies and facilitates submitting warranty claims when applicable.

ConnectM’s platform helps OEM service teams to analyze their customer complaints by reviewing past data and usage patterns.

Location details provided by ConnectM’s platform enable OEMs to assess vehicle density, and this data can be leveraged to partner with charging station infrastructure providers to set up networks at locations with higher utilization and revenue potential.

Our Value Proposition

ConnectM’s technology platforms are designed to deliver the following advantages to the End Users of its service-provider and OEM customers:

•	Lower Energy Costs: ConnectM’s streamlined process enables the application of various energy credits directly to an end user’s utility bill, allowing customers to realize immediate cost savings.

•	Connected Operations: ConnectM’s technology enables seamless and secure connectivity across multiple equipment and vehicle asset classes. This connectivity facilitates real-time data collection, analysis, and remote control (powered by the Company’s EIN Connected Operations application). Service-provider customers leverage the EIN Connected Operations application to balance end-user energy demand throughout the year, while OEM customers use the EIN Connected Operations application to optimize performance and extend the lifespan of electric vehicle assets.

•	Supporting the Modern Energy Ecosystem: ConnectM anticipates that global demand for efficient and sustainable energy solutions will continue to rise. The Company aims to support its customers in this transition to a modern energy ecosystem by offering integrated solutions that reduce costs, improve performance, and enhance sustainability. ConnectM expects continued growth and planned product expansion to enable it to serve an increasing number of customers worldwide in this transition.

Growth Strategy

Many participants in the clean energy and mobility sectors operate within narrow market segments, such as solar-only or EV-only businesses, which can expose them to cyclical volatility. ConnectM employs a diversified approach across its four reportable segments—Owned Service Network, Managed Solutions, Transportation, and Logistics—allowing the Company to allocate capital to areas demonstrating strong growth and resilience. This approach reflects a disciplined, value-oriented investment philosophy emphasizing sound management, capital efficiency, and long-term stability.

Through its constellation business model, ConnectM benefits from a diverse customer base and multiple income streams. Customers range from service providers that use ConnectM’s digital platform to deliver electrified heating, cooling, and distributed energy products, to OEMs and fleet operators, such as Volvo, engaged in large-scale electrified transportation. Many of ConnectM’s portfolio companies generate recurring, high-margin software revenue, and the Company’s growth strategy includes increasing the proportion of software-based and subscription revenue within its overall mix.

The Managed Solutions segment enables ConnectM to maintain an asset-light operating model, as this business line does not require a large direct sales force or extensive operating infrastructure. To drive sustainable growth, the Company intends to deploy capital selectively into large addressable markets characterized by low innovation, limited penetration, and double-digit projected compound annual growth rates. ConnectM has historically avoided concentrated investments in single-industry pure plays and plans to continue managing balance-sheet leverage conservatively.

ConnectM aims to expand its OEM and service-provider customer base through both organic initiatives—within the Owned Service Network, Transportation, and Logistics segments—and inorganic initiatives through mergers and acquisitions executed under the Managed Solutions segment.

Market Opportunity

ConnectM views the energy economy as comprising three primary segments: (1) energy generation, (2) energy transmission and distribution, and (3) energy consumption. While all three segments require significant capital investment and innovation, the Company currently focuses on the energy consumption segment.

Energy consumption represents the largest and most immediate opportunity because it includes every asset that uses energy to operate—ranging from consumer devices and residential equipment to industrial machinery and vehicles. Globally, this segment represents a multi-trillion-dollar asset base that is expected to transition increasingly from fossil-fuel dependence to electrified, cloud-connected operations.

From an efficiency perspective, traditional fossil-fuel systems are inherently wasteful: for every unit of fossil fuel burned to power an asset, approximately two-thirds of the energy is lost as heat, with only one-third converted into useful work. 36 This inefficiency establishes a high baseline cost when consumers or businesses evaluate electrified alternatives.

ConnectM focuses on enabling this transition by partnering with and developing companies that electrify and digitize energy-consuming assets, allowing them to operate more efficiently, intelligently, and sustainably. Through its technology and data platforms, ConnectM provides cloud connectivity and intelligence solutions for service providers, infrastructure operators, and OEMs—enhancing performance, reducing waste, and supporting the broader modernization of global energy use.

Market Sizing - Owned Service Network and Managed Solutions

Total Addressable Market

The total addressable market for ConnectM’s integrated platform, which offers multiple clean-energy and decarbonization services, is substantial. Across the United States, Canada, and the European Union, there are an estimated 400 million homes and light commercial buildings. 37 With an average annual expenditure of approximately $3,850 per space for equipment purchase, maintenance, and energy operation, the total annual addressable market is estimated at approximately $1.7 trillion.38 These services are considered essential infrastructure and are experiencing sustained global demand, driven by aging equipment replacement cycles, growing interest in energy efficiency, and increasing climate control requirements.

Serviceable Addressable Market

The serviceable addressable market for ConnectM’s service-provider network includes the New England, Mid-Atlantic, and South Atlantic regions of the United States over the next five years. These regions collectively contain approximately 46.8 million homes and 1.68 million light commercial buildings, representing a combined market opportunity of roughly $40 billion. 39 Growth in these regions is being accelerated by decarbonization policies, rising utility costs, and expanded incentive programs supporting sustainable building upgrades and distributed-energy adoption.

36 U.S. Department of Energy, Energy Flow Charts: U.S. Energy Flow 2023; International Energy Agency (IEA), World Energy Outlook 2023.

37 U.S. Census Bureau, American Housing Survey 2023; Eurostat, European Housing Stock Database 2023.

38 U.S. Energy Information Administration (EIA), Annual Energy Outlook 2024; Statista (2024) — “Average annual home energy expenditure per household.”

39 CBRE Research (2024), U.S. Commercial Building Inventory; U.S. Department of Energy, Building Energy Data Book.

Serviceable Obtainable Market

The serviceable obtainable market for HVAC and solar installation services in Massachusetts, Virginia, and Florida is estimated at $12 billion. 40 These states encompass approximately 19 million homes and 483,000 light commercial buildings. Favorable state-level incentive programs, strong consumer demand for efficient equipment, solar tax credits, and aging building stock continue to drive market expansion. ConnectM maintains an operational footprint in these regions and intends to leverage this presence to capture additional market share.

Market Sizing - Transportation

Total Addressable Market

The global total addressable market for ConnectM’s transportation business that focuses on EV fleet management and battery diagnostics is estimated at approximately $14 billion in 2024,41 driven by accelerating fleet electrification, growing EV adoption, and the increasing need for real-time data and predictive insights. The EV fleet-management market—valued at roughly $10 billion—includes software and services for vehicle tracking, charging coordination, route optimization, and predictive maintenance. 42 The battery diagnostics and health-monitoring segment—estimated at about $4 billion—covers battery analytics, degradation tracking, resale assessments, and thermal-risk management.43 As the global EV stock is projected to exceed 250 million vehicles by 2030,44 these data-heavy, software-driven markets are expected to grow rapidly, reaching a combined total addressable market of approximately $45 billion to $75 billion by the end of the decade.

Serviceable Addressable Market

The serviceable addressable markets for ConnectM’s transportation business are the U.S., India, and the Middle East. The Company estimates these markets represent an aggregate SAM of approximately $5.5 billion in 2025, based on its allocation of regional shares from third-party market studies covering EV fleet management/telematics and battery health/diagnostics, combined with regional fleet and EV adoption indicators. 45, 46, 47, 48 In the U.S., the SAM is driven by strong demand from corporate, municipal, and delivery fleets, supported by incentives and growing EV adoption. India is in the early stages of fleet electrification, with increasing demand for battery health management as the market matures. In the Middle East, electrification is accelerating due to government and luxury vehicle fleets, particularly in the UAE and Saudi Arabia, where green-energy initiatives are driving adoption. As fleet electrification grows across these regions, demand for fleet-management solutions and battery diagnostics is expected to expand.

40 Wood Mackenzie (2024), U.S. Residential and Commercial Solar Market Outlook; MarketsandMarkets (2024), HVAC Systems Market by Region.

41 Fortune Business Insights, Fleet Management Market Size, Share & COVID-19 Impact Analysis, By Type (Operational, Vehicle Tracking, and Others), and Regional Forecast, 2024–2032 (published 2024).

42 MarketsandMarkets, EV Fleet Management Market by Offering, Service, Deployment Type, and Region – Global Forecast to 2030 (published 2024).

43 BIS Research, Global Battery Management System and Battery Diagnostics Market, Forecast 2023–2033 (published 2023).

44 International Energy Agency (IEA), Global EV Outlook 2024 (published April 2024), projecting global electric-vehicle stock to exceed 250 million by 2030.

45 Fortune Business Insights, Electric Vehicle Telematics Market Size & Share (2024) — global EV telematics market $12.42B in 2024, projected to $63.0B by 2032.

46 The Business Research Company, Electric Vehicle Fleet Management Global Market Report (2025) — EV fleet management market $23.52B (2024) to $24.92B (2025).

47 IMARC Group, India Fleet Management Market (2024) — India fleet management market $1.2B in 2024 (context for regional allocation).

48 Mordor Intelligence, Middle East & Africa Electric Vehicle Market (2025) — MEA EV market size and growth outlook (context for regional allocation).

Serviceable Obtainable Market

The serviceable obtainable market for ConnectM’s transportation business consists of EV and battery diagnostics OEMs in India. The Company estimates this market opportunity to be approximately $150 million in 2025, based on market data for EV fleet management and battery management systems in India. 49,50 While fleet electrification in India is still in its early stages, the market is growing rapidly, particularly in sectors such as e-commerce logistics, last-mile delivery, and electric two-wheelers. Demand for EV fleet management solutions, including route optimization and charging infrastructure management, is increasing as more fleets adopt electric vehicles.

Market Sizing - Logistics

Total Addressable Market

The total addressable market for last-mile delivery services is currently estimated at approximately $150 billion, driven by rapid e-commerce growth, consumer demand for faster delivery times, and the need for more efficient logistics solutions. As consumers increasingly expect same-day and next-day delivery, the market is projected to grow significantly, with estimates suggesting it could reach approximately $260 billion by 2030.51,52 The rise of urbanization and the push for sustainable delivery options, including electric delivery vehicles, further contribute to the market’s expansion.

Serviceable Addressable Market

The serviceable addressable market for last-mile delivery services in the United States and Canada is estimated at approximately $43.8 billion in 2023, consisting of $37.7 billion in the United States and $6.1 billion in Canada, based on third-party industry research. 53,54 As a cross-check, one researcher estimates the North America last-mile delivery market at $66.4 billion in 2024.55 Together, the U.S. and Canadian markets represent a significant portion of the global last-mile delivery landscape, supported by the expansion of e-commerce and the need for more efficient logistics solutions.

49 Mordor Intelligence, India Fleet Management Software Market (2024), estimating the market at approximately USD 1.69 billion in 2025 and projected to reach USD 3.15 billion by 2030.

50 IMARC Group, India Battery Management System Market Size & Growth, 2025–2033 (2024), estimating the market at approximately USD 278 million in 2024 and projected to exceed USD 1.2 billion by 2033.

51 Vertex Market Research, Last Mile Delivery Market Size & Share — Global Forecast 2025-2032 (2025), estimating the global last-mile delivery market at approximately USD $155 billion in 2024 and projected to reach USD $300 billion by 2032.

52 Grand View Research, Last Mile Delivery Market Size & Outlook 2023-2030 (2024), estimating the global last-mile delivery market generated USD $143.10 billion in 2023 and projected to reach USD $258.68 billion by 2030.

53 Grand View Research, United States — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating U.S. market revenue of USD 37,743.3 million in 2023 and USD 62,419.8 million by 2030.

54 Grand View Research, Canada — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating Canada market revenue of USD 6,091.7 million in 2023 and USD 8,868.2 million by 2030.

55 Cognitive Market Research, North America Last-Mile Delivery Market Report (2024), estimating North America at USD 66,381.68 million in 2024.

Serviceable Obtainable Market

The serviceable obtainable market for last-mile delivery of freight goods (such as palletized items) in the United States is estimated at approximately $20 billion, based on management’s allocation of the overall U.S. last-mile and freight-logistics markets for the segment of business-to-business deliveries to warehouses, distribution centers, and end customers. 56,57 This segment serves industries such as wholesale, manufacturing, and retail, which require the delivery of larger freight to businesses, warehouses, and distribution centers. The market’s growth is driven by the increasing demand for efficient, fast freight deliveries as part of e-commerce B2B operations, retail supply chains, and third-party logistics providers. The rise of these industries, combined with the need for specialized vehicles and infrastructure to handle bulk shipments, positions freight last-mile delivery as a key market within the broader logistics and transportation sector.

Our Competitive Strengths

ConnectM possesses a number of competitive advantages that the Company believes contribute to its growth and differentiation. Through its technology platform, ConnectM provides service-provider and OEM customers with enhanced operational visibility, lower lifecycle costs, and an expanded suite of integrated products and services.

ConnectM’s owned and managed service-provider networks in the United States deliver health, comfort, and efficiency to commercial and residential End Users through real-time monitoring, intelligent HVAC management, and predictive control of environmental parameters such as temperature, humidity, and carbon dioxide levels. In international markets, ConnectM enables OEM customers across Asia and the Middle East to scale more effectively by integrating vehicle and equipment data into its connected-operations platform.

Superior Customer Experience. ConnectM emphasizes high customer satisfaction and competitive pricing across all business segments. Customers can access support through multiple digital channels—including in-platform messaging, phone, text, and email—on a 24/7 basis. The Company’s platform architecture also integrates customer feedback and operational data to continuously enhance the user experience for service providers, infrastructure providers, and enterprise clients.

Technology and Data Advantage. ConnectM leverages a robust technology stack and proprietary data infrastructure built from its broad consumer base, transaction volume, and connected-asset fleet. This scale enables continuous learning and optimization within its EIN platform, which supports applications in energy efficiency, HVAC optimization, EV and fleet management, and predictive maintenance. The Company’s data architecture generates compounding insights that improve asset performance across all customer categories.

56 Grand View Research, United States — Last-Mile Delivery Market Size & Outlook, 2023–2030 (2024), estimating the U.S. last-mile delivery market at USD $37.7 billion in 2023 and USD $62.4 billion by 2030.

57 Mordor Intelligence, United States Freight and Logistics Market (2025), estimating the total U.S. freight and logistics market at USD $1,381.1 billion in 2025, of which freight transport represents roughly 63 percent.

Centralized Innovation, Localized Execution. ConnectM develops and maintains much of its core technology centrally while deploying region-specific operational teams that adapt solutions to local market needs. This combination of centralized innovation and localized execution allows the Company to address complex operational challenges efficiently, respond quickly to regulatory or market changes, and maintain consistent service quality across geographies.

Collectively, these strengths—customer integration, connected-operations technology, AI-driven analytics, and centralized innovation—position ConnectM to sustain growth and expand recurring-revenue opportunities across its Owned Service Network, Managed Solutions, Transportation, and Logistics segments.

Risk Management & Compliance

ConnectM has established a culture centered on proactive risk management and regulatory compliance. The Company’s technology-driven processes are designed to identify, monitor, and mitigate operational, financial, and regulatory risks across its business segments.

ConnectM is committed to maintaining full compliance with applicable laws and regulations while ensuring that customers experience high-quality service delivery. The Company’s legal and compliance teams collaborate closely with business leadership to stay current on evolving regulatory frameworks and to integrate compliance considerations into the design and launch of new products and services.

Given that ConnectM operates at the intersection of digital technology, energy, and infrastructure—industries historically dominated by analog systems—the Company prioritizes consumer protection, data security, and ethical governance as key pillars of its compliance strategy.

ConnectM’s compliance program is maintained by an internal team responsible for tracking regulatory developments, conducting regular policy and procedure reviews, and overseeing the licensing, training, and continuing-education requirements of employees and contractors. This integrated approach enables the Company to adapt quickly to changing legal environments and to manage enterprise-level risks effectively.

Security and Data Protection

ConnectM employs a combination of in-house and third-party technologies, administrative controls, and cybersecurity policies designed to protect its information systems and safeguard the privacy of customer, employee, and partner data from external threats and unauthorized access.

The Company’s cybersecurity framework and network-security protocols are scaled to the size, complexity, and operational scope of its business, as well as the sensitivity of the data it processes. As ConnectM continues to expand, the Company faces increased demands on its data-protection infrastructure. A dedicated internal security team monitors systems, evaluates the effectiveness of controls, and updates defenses in response to emerging threats. In addition, ConnectM periodically engages independent cybersecurity firms to assess and validate its network integrity and identify potential vulnerabilities.

The Company’s data-protection measures include physical and digital safeguards, employee training, contractual obligations with vendors, business-continuity planning, and detailed policies and procedures designed to reduce the risk of cyber incidents and system disruptions. ConnectM’s information-security management program incorporates identity and access management, vulnerability and threat monitoring, and regular testing against industry-accepted standards. These controls are intended to provide reasonable—not absolute—assurance that sensitive information remains secure and that any unauthorized access is promptly detected and remediated.

Cyclicality and Seasonality

Certain of ConnectM’s products and services—particularly within the Managed Solutions and Owned Service Network segments—are cyclical and subject to variations in general economic conditions, consumer spending, and the availability of incentives offered by manufacturers or utility programs. Broader economic downturns, labor shortages, changes in trade policy, or reductions in discretionary consumer spending may adversely affect demand for the Company’s offerings.

ConnectM’s business is also affected by seasonal factors. Peak summer and winter months generally drive higher demand for heating, ventilation, and air-conditioning (HVAC) installation, replacement, and repair services, while rainy or snowy conditions can delay rooftop solar installations. Seasonal effects vary across geographic regions; for example, in Florida, the business typically slows during hurricane season but experiences elevated demand from March through September.

The Company’s EIN Connected Operations application mitigates some seasonality effects by enabling continuous remote monitoring and predictive maintenance of HVAC systems and vehicle fleets. By identifying performance issues before customers experience equipment failures, ConnectM enhances customer satisfaction, increases service-contract renewals, and drives recurring electrification and decarbonization workstreams.

Our Intellectual Property

ConnectM’s intellectual property is a core component of its competitive position and technology leadership. The Company relies on a combination of patents, patent applications, copyrights, trademarks, internet domain names, trade secrets, and contractual protections to establish, maintain, and enforce its intellectual property rights. ConnectM also licenses certain third-party technologies for use in conjunction with its software and hardware platforms.

As of November 20, 2025, ConnectM held or had pending 12 patents and maintained 15 domain names related to its proprietary technologies. The Company’s patents primarily cover innovations in energy-intelligent asset monitoring, connected field-service management, and distributed energy optimization. Specifically, the intellectual-property portfolio includes patent families directed to:

•	Device and system connectivity for HVAC, EV charging, solar, and battery assets, enabling real-time monitoring and diagnostics;

•	Predictive analytics and fault detection for connected equipment through cloud-based machine-learning models;

•	Dynamic dispatch and workflow optimization for field-service technicians and logistics networks; and

•	Integration frameworks for managing multi-vendor distributed-energy resources (“DERs”) across residential and commercial environments.

ConnectM intends to continue pursuing additional patent filings and related protections in these and adjacent areas as its technology platform evolves.

The Company’s success also depends on attracting and retaining highly skilled engineering and development personnel. All employees, consultants, and contractors are required to sign confidentiality and invention-assignment agreements acknowledging that all inventions, trade secrets, works of authorship, developments, and other forms of intellectual property created in the course of their work for ConnectM are the property of the Company.

Despite these protections, it may still be possible for third parties to obtain or use ConnectM’s intellectual property without authorization. The Company actively monitors for potential infringement and takes appropriate steps to safeguard its proprietary rights.

ConnectM believes that its current portfolio of patents, trade secrets, and technical know-how provides meaningful barriers to entry within its target markets and establishes a strong foundation for continued innovation, product differentiation, and long-term value creation.

Government Regulations

ConnectM is not regulated as a public utility in the United States under federal, state or local utility regulatory regimes, but competes in many markets alongside regulated utilities. As a result, the Company maintains a dedicated public-policy and regulatory team to monitor, analyze and engage with the key legislative and regulatory issues affecting the industry. ConnectM believes that these efforts enable it to navigate local markets more effectively through relationships with stakeholders and a deeper understanding of the relevant national and regional policy environment.

In connection with its operations, ConnectM obtains interconnection approvals from the applicable local electric utility or regulatory authority for solar energy systems and related infrastructure. Depending on system size and jurisdictional requirements, permission may be issued directly to ConnectM or to its customers. In most cases, interconnection approvals are granted under a standard process that has been pre-approved by the local public utility commission or other regulatory body. Once such interconnection permission is granted, no additional regulatory approvals are generally required.

ConnectM’s operations are subject to a variety of federal, state and local laws and regulations, including those relating to occupational health and safety, wages and employment practices. For example, the Company is subject to the federal Occupational Safety and Health Act (“OSHA”) and comparable state laws that govern employee safety and working conditions. ConnectM strives to maintain compliance with all applicable health and safety regulations.

In addition, the Company is subject to other laws in the jurisdictions in which it operates, including those governing hiring practices, overtime, employee termination, data security, environmental protection and other operational requirements.

Government Incentives

The Inflation Reduction Act of 2022 (“IRA”), signed into law on August 16, 2022, provides an estimated $369 billion in federal funding to promote clean energy, decarbonization, and energy efficiency initiatives across the United States. The legislation aims to substantially reduce national greenhouse gas emissions by 2030 through a combination of tax credits, grants, and loan guarantees that support clean electricity generation, transmission infrastructure, energy storage, and transportation electrification.

Approximately $43 billion of IRA funding is allocated to consumer tax incentives designed to accelerate the adoption of sustainable technologies. These incentives reduce upfront costs for purchasing electric vehicles (EVs), high-efficiency home appliances, rooftop solar systems, geothermal heating systems, and residential energy storage. Under current IRS guidance, qualifying new EVs are eligible for a federal tax credit of up to $7,500, and qualifying used EVs may receive a credit of up to $4,000, subject to income and vehicle price limits. 58

The Energy Efficient Home Improvement Credit extends through 2032 and allows taxpayers to claim a credit of 30% of qualified expenses for home improvements such as insulation, windows, HVAC systems, and electrical upgrades. The annual credit limit is $1,200, with an additional $2,000 per year available for qualified heat pumps, biomass stoves, or water heaters. 59

58 Internal Revenue Service (IRS), Clean Vehicle Credit (IRC §30D) and Used Clean Vehicle Credit (IRC §25E), updated July 2025.

59 Internal Revenue Service (IRS), Energy Efficient Home Improvement Credit (IRC §25C), updated 2025.

The Residential Clean Energy Credit provides a 30% credit for residential solar, geothermal, and battery storage systems installed between 2022 and 2032, stepping down to 26% for property placed in service in 2033 and 22% in 2034. 60

Collectively, these programs have created sustained momentum for residential and commercial energy efficiency, electrification, and renewable energy adoption across the United States. The IRA’s long-term incentives are expected to accelerate investment in distributed energy resources, modern HVAC and solar infrastructure, and EV charging networks through at least 2032.

Human Capital Resources

As of October 15, 2025, ConnectM had a total of one hundred three (103) full-time employees in the United States: twelve (12) in sales, forty-one (41) in technical, support, and general management, and fifty (50) in finance and administration. In India, the Company had seventy-three (73) full-time employees, including four (4) in sales and sales engineering, forty-two (42) in operations and customer support, fifteen (15) in research and development, and twelve (12) in finance and administrative roles.

ConnectM considers its employees to be among its greatest assets, given the consultative and technology-driven nature of the business. None of the Company’s employees are represented by a labor union, and ConnectM has not experienced any employment-related work stoppages. The Company believes that relations with its employees are good.

In shaping its culture, ConnectM seeks to combine a high standard of excellence, technological innovation, and agility with operational and financial discipline. The Company’s flat, transparent organizational structure and collaborative approach are intended to foster professional growth and maximize employee impact.

To attract and retain top talent in a highly competitive industry, ConnectM designs its compensation and benefits programs to promote retention, professional development, and the well-being and financial security of its employees. The Company’s short- and long-term incentive programs are aligned with key business objectives and intended to motivate strong performance. Employees are eligible for medical, dental, and vision insurance, a savings and retirement plan, life and disability insurance, and wellness programs. The Company periodically reviews the competitiveness of its compensation and benefits offerings.

As an equal opportunity employer, ConnectM provides employment consideration to all qualified applicants without regard to race, national origin, gender, gender identity, sexual orientation, protected veteran status, disability, age, or any other status protected under applicable law. The Company seeks to maintain an inclusive, equitable, and supportive work environment in which management and employees model behaviors that enrich the workplace culture.

Our Facilities

ConnectM’s corporate headquarters is located in Marlborough, Massachusetts, where the Company leases approximately 2,396 square feet under a month-to-month lease. The Company also maintains offices in Gloucester, Massachusetts; New Bedford, Massachusetts; Stuart, Florida; Manassas, Virginia; Hyannis, Massachusetts; and Bangalore, India. ConnectM owns one property and leases ten additional properties. The Company believes that its existing facilities are adequate to meet the current needs of its essential workforce, including employees working remotely, and that, if additional space becomes necessary, suitable facilities can be obtained on commercially reasonable terms.

60 Internal Revenue Service (IRS), Residential Clean Energy Credit (IRC §25D), updated 2025.

Legal Proceedings

Florida Solar acquisition litigation (Zrallack and RJZ Holdings LLC v. Aurai LLC, ConnectM Florida RE LLC, and Florida Solar Products, Inc.; Florida 19th Judicial Circuit—St. Lucie County)

On February 26, 2024, Robert Zrallack and RJZ Holdings LLC (the “Plaintiffs”) filed suit against Aurai LLC (“Aurai”), ConnectM Florida RE LLC (“ConnectM Florida RE”), and Florida Solar Products, Inc. (“Florida Solar”), each a wholly owned subsidiary of ConnectM, in the circuit court for the 19th judicial circuit (St. Lucie County, Florida). In this suit, the Plaintiffs alleged various contract claims arising out of a transaction under which Aurai acquired Florida Solar from Mr. Zrallack in 2022 and ConnectM Florida RE acquired certain real estate from RJZ Holdings LLC in 2022 from which Florida Solar operates.

Specifically, the Plaintiffs alleged breach of the stock purchase agreement and certain promissory notes in connection with the purchase of Florida Solar and the related real estate, as well as breach of a services agreement with Mr. Zrallack.

The ConnectM subsidiaries successfully moved to compel arbitration and asserted counterclaims against the Plaintiffs for breach of contract, fraudulent inducement, fraudulent misrepresentation, negligent misrepresentation, and unjust enrichment in connection with the underlying sale.

In September 2025, the arbitrator issued a ruling adverse to the ConnectM subsidiaries, finding in favor of the Plaintiffs on certain claims related to the purchase agreements and related obligations. The ConnectM subsidiaries have filed post-arbitration motions. ConnectM and its subsidiaries are evaluating their legal options, including potentially seeking judicial relief from the arbitration award, and have taken a reserve of $880,000.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million as of our most recently completed second fiscal quarter and our annual revenue was less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of our most recently completed second fiscal quarter. As a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not smaller reporting companies.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may benefit from specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	exemption from any requirement of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may benefit from these exemptions until December 31, 2025 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) December 31, 2025; (2) the first fiscal year after our annual gross revenues are $1.235 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may choose to benefit from some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

MANAGEMENT

Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information as of the date of this prospectus, with respect to our directors, executive officers and significant employees.

Name	Age	Title
Bhaskar Panigrahi	55	Chairman of the Board and Chief Executive Officer
Bala Padmakumar	63	Vice-Chairman of the Board, Corporate Development
Girish Subramanya	48	Chief Technology Officer
Mahesh Choudhury	54	Vice President, US Operations and Principal Financial Officer
Kevin Stateham	54	Vice President, Sales and Corporate Development
Kathy Cuocolo(1)(2)(3)	72	Director
Stephen Markscheid(1)(2)(3)	70	Director
Gautam Barua(1)(2)(3)	52	Director

(1)            Member of the Audit Committee

(2)            Member of the Compensation Committee

(3)            Member of the Nominating and Corporate Governance Committee

Information about our Executive Officers and Directors

Bhaskar Panigrahi is a member of our board of directors and serves as the Chairman of ConnectM and has been Chief Executive Officer of ConnectM since November 2015. Mr. Panigrahi has a rich experience of more than 25 years as a serial entrepreneur and investor. Mr. Panigrahi has an extensive experience in setting up, building, formulating corporate strategy and direction for various successful organizations. Mr. Panigrahi is also an investor in, and board member of, CCI Energy/Fairhaven Wind, Sure Ventures, BluStream Corp, and Blue Cloud Ventures. Prior to ConnectM, Mr. Panigrahi was Chairman and co-founder of Cambridge Energy Holdings from 2008 to 2016, and led the launching and building of multiple clean energy ventures including Cambridge Energy Resources (ultra-thin silicon wafers), Cambridge Clean Energy (replacing diesel with Solar and Battery in telecom towers in emerging economy), CCI Energy (community wind and solar projects under long term PPAs), EMX Control (light-weight controllers for renewable installations), and others. Prior to Cambridge Energy Holdings, Mr. Panigrahi was co-founder and chairman of Cambridge Technology Enterprises from 2004 to 2010, a global business and technology Services company where Mr. Panigrahi led a successful initial public offering on both Bombay and National Stock Exchange in India. Under his leadership, Cambridge Technology grew at 100% compound annual growth rate. Prior to Cambridge Technology Enterprises, Mr. Panigrahi served as Chief Executive Officer of CellExchange from 2002 to 2005, which acts as an enterprise systems developer to government enterprises and was named a Washington Technology Fast 50 company. Mr. Panigrahi also served as the Chief Executive Officer of Unique Computing Solutions and e-Solutions Integrator from 2000 to 2002, an internet technology and services firm. Mr. Panigrahi holds a BS in Computer Science from National Institute of Technology, Suratkal, India. We believe that Mr. Panigrahi has the qualifications to be a member of our board of directors because of his extensive experience being chairman and board of directors in multiple companies in the past and his leadership ability to set direction, vision, and leadership with guidance from other directors.

Bala Padmakumar is a member of our board of directors and serves as Vice Chairman of ConnectM. In addition to his role as director, Mr. Padmakumar focuses on strategic financing, investor communications and strategic roadmap and product development. Mr. Padmakumar had been MCAC’s Chief Executive Officer and the Chairman of the MCAC board of directors since September 2021. Mr. Padmakumar is a broad based entrepreneur and technologist with a strong background in strategic partnerships, product and business development, technology and operations, private equity, and venture capital environments. Since August 2020, Mr. Padmakumar has been a partner at Advantary LLC, where he specializes in business development and advises on strategic matters. Since January 2021, he has been actively advising the Asia practice of FocalPoint Partners LLC, a boutique investment bank, on deal flow diligence in the clean transition space in Asia. Since June 2021, he has been an advisor to the Chief Executive Officer of NTherma Corporation on strategic relationships and capital raising activities. From July 2016 to December 2021, Mr. Padmakumar has also advised on deal flow and provided operational support to portfolio companies for a fund set up to support SK Telecom Co., Ltd.’s strategic interests. From 2007 through 2010, Mr. Padmakumar was a Venture Partner at X/Seed Capital Management, LLC, where he focused on transactions in the cleantech and materials sectors. Additionally, from 2011 to October 2020, Mr. Padmakumar was the Chief Executive Officer at Amperics, Inc., a developer and vendor of high energy density ultracap hybrid storage systems. Mr. Padmakumar also has extensive experience in the clean energy sectors, having been an advisor to Lionrock Batteries Ltd., which creates flexible batteries and high performance separator technology from 2019 to 2024, an advisor to the board of directors and CEO of Hyperscale Data Center Company, a company focused on energy usage efficiency in hyperscale data centers from 2018 to 2020, and an advisor to the chairman of Advanced Systems Automation Limited in Singapore, where he advised on issues surrounding urban transportation, High Energy Density Li Ion battery (NMC technology) and 3D printing technology from 2017 to 2019. Mr. Padmakumar has a Bachelor’s Degree in Technology from the University of Madras in Chemical Engineering and a Master of Science Degree in Chemical Engineering from Stanford University. We believe that Mr. Padmakumar has the qualifications to be a member of our Board of Directors because of his broad experience advising on capital raising and corporate strategy, serving as a mentor to individuals, startups, and corporations seeking innovation and accelerated growth, and as an advisor to several early-stage companies from audio technologies to SaaS products.

Girish Subramanya serves as the Global Chief Technology officer and has served as the head of ConnectM’s India operations since June 2018. Mr. Subramanya has served in positions at ConnectM since November 2007. Mr. Subramanya is a technology enthusiast and an entrepreneur who has led several product launches in his career, with many of them from concept to market ready solution for industries including finance, e-commerce and enterprise segments. From 1995 to 2007 Mr. Subramanya held product management roles at i2 Technologies, a full-service supply chain management company providing consulting, technology, and managed services, Integral Systems, a currency technology partner of financial institutions, and Coreobjects, an end-to-end software development company. In 2007, Mr. Subramanya co-founded ConnectM to enable large enterprises and product original equipment manufacturers (OEMs) to manage their distributed assets & operations effectively and improve efficiencies using Internet of Things (IoT) technologies along with value creation over time for the businesses they run and for their end customers. During 2020, Mr. Subramanya pivoted the India business from a cross vertical IoT solutions to electric vehicle industry centric solutions which is being adapted by over 10+ OEMs and infra providers into their products. Mr. Subramanya holds a Master of Computer Applications from the Department of Electronics and Accreditation of Computer Courses (DOEACC), New Delhi, India.

Mahesh Choudhury has served as our Principal Financial Officer since August 2025 and heads ConnectM’s internal operations including supply chain, information technology (IT), and general administration and has done so since January 2017, including overseeing the finance and information technology functions. Mr. Choudhury has over 25 years of experience in various operational management rolls. He is very passionate about building and engaging the right technology for climate control and energy management in delivering value to both residential and commercial customers. Prior to ConnectM, Mr. Choudhury had 12 years of experience with the electrification and decarbonization industry. Mr. Choudhury is instrumental in defining the remote performance management platform for the heating, ventilation and air conditioning (HVAC) industry. Prior to ConnectM, he led finance and supply chain at Sustainable New Energy (SNE) from August 2010 to September 2014 and implemented large scale wind and solar energy projects. Mr. Choudhury was a co-founder of Cambridge Clean Energy (CCE) and assisted with developing remote power management technology for powering telecom towers and led the operations globally. Mr. Choudhury also has 17 years of experience with utility/energy management. Mr. Choudhury has an MS degree from Indian Institute of Technology (IIT), India.

Kevin Stateham heads ConnectM’s sales and corporate development operations and has done so since June 2018. Mr. Stateham is a successful business development, sales operations executive and management leader with over two decades of technology industry experience. In addition, as the head of client relations at ConnectM, Mr. Stateham plays a key role in driving customer goals, product utilization, business transformation, and revenue expansion by ensuring the engagement, success, retention, and growth of ConnectM customers. Mr. Stateham also manages ConnectM’s mergers and acquisitions, acquiring nine businesses since 2018. Mr. Stateham is a technology industry veteran, with over 25 years leading successful data communications and SaaS companies in key sales and business development roles. Before ConnectM, Mr. Stateham was a sales lead at Keen Home Inc, where he grew the company’s business to business sales by 50% year over year. Prior to Keen Home, Mr. Stateham was the director of sales at Network Access Solutions, Inc. where he was responsible for the largest frame relay network conversion to digital subscriber lines with virtual private network (VPN), encompassing over 22,000 United States post offices, and was involved in the company’s successful initial public offering.

Non-Employee Directors

Kathy Cuocolo is member of our board of directors and previously served as a member of the MCAC Board since 2021. Ms. Cuocolo is a versatile executive and director with demonstrated success in developing and managing financial services operations on a global basis. Ms. Cuocolo is currently a director and Audit Chair of Greenbacker Renewable Energy Company LLC and a director at Syntax ETF Trust. Her prior directorships include President and Director of The China Fund, Inc., which invests primarily in private placements in mainland China, Chairperson of Select Sector ETF Trust, and a director of Guardian Life family of funds. From 2014 through March 2020, Ms. Cuocolo was the president of Syntax Advisors, LLC where she was responsible for all aspects of business operations and the development of its financial management products. Prior to that, from 2008 until 2013, Ms. Cuocolo was a Managing Director and Division Head for the Mutual Fund and global ETF Services for The Bank of New York Mellon Corporation, where she was responsible for the operations and strategic planning for these business lines. Prior to that, from 1982 until 2003, Ms. Cuocolo served in various roles at State Street Corporation, including as an Executive Vice President, Division Head of Investor Products and Services, where she was responsible for operations and strategic planning. Ms. Cuocolo was a member of the corporations’ Executive Operating Committee responsible for all aspects of business strategy. Prior to State Street, Ms. Cuocolo was an auditor at PriceWaterhouseCoopers LLP. Ms. Cuocolo received her B.A. in Accounting, summa cum laude, from Boston College, and holds a Masters Professional Director Certificate from the American College of Corporate Governance. Ms. Cuocolo received her CPA license in the Commonwealth of Massachusetts in 1981. We believe that Ms. Cuocolo has the qualifications to be a member of our Board of Directors because of her extensive experience in cleantech, finance/audit, and as independent director in other public companies.

Stephen Markscheid is a member of our board of directors and previously served as member of the MCAC Board since 2022. Mr. Markscheid is currently the Managing Partner of Aerion Capital and currently serves as a director of Fanhua, Inc., JinkoSolar Holding Co., Ltd., Zhongjin Technology Services Group Company Limited, UGE International Ltd., and Four Leaf Acquisition Corporation. In addition, Mr. Markscheid serves as a Board Advisor to several companies, including NanoGraf Corporation, Intelligent Generation LLC, Nulyzer Inc. and Hago Energetics, Inc., Mr. Markscheid also serves as a trustee emeritus of Princeton-in-Asia and Chairman Emeritus of KX Power, a UK based energy storage project developer. From 1998 until 2006, Mr. Markscheid served as a Director of Business Development and Senior Vice President and led GE Capital’s business development activities in China and the Asia Pacific region, primarily focusing on acquisitions and direct investments. Prior to GE, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid began his career with the US-China Business Council, in Washington D.C. and Beijing. Mr. Markscheid earned a B.A. in East Asian Studies from Princeton University in 1976, an M.A. in international affairs from Johns Hopkins University in 1980, and an MBA from Columbia University in 1991, where he was class valedictorian. We believe that Mr. Markscheid has the qualifications to be a member of our Board of Directors because of his extensive experience in cleantech and as independent director in other public companies.

Gautam Barua is a member of our board of directors. Mr. Barua is the founder of Aclaria Partners, which he founded in December 2004 and is currently the President. Mr. Barua has served in advisory, new business, and mergers and acquisitions roles at McKinsey and Morgan Stanley from 2013 to 2018; held an appointment as California Deputy State Controller from 2003 to 2004. In addition to a Bachelor of Arts cum laude in Economics and Mathematics from Yale University, Mr. Barua earned a Master of Business Administration with Distinction from Harvard University, where he also completed Executive Education in Entrepreneurship. We believe that Mr. Barua has the qualifications to be a member of our Board of Directors because of his experience in cleantech leadership positions and passion for electrification.

Family Relationships

There are no family relationships between ConnectM’s board of directors and any of its executive officers.

Board of Directors

Director Independence

ConnectM’s Common Stock is currently quoted on the OTCQB Venture Market, which does not require a majority of the board of directors to be composed of “independent directors” under its listing standards. Nevertheless, ConnectM follows corporate governance practices consistent with those required for companies listed on a national securities exchange, such as Nasdaq or the NYSE American, to promote transparency and strong board oversight.

For purposes of disclosure, the ConnectM board of directors has evaluated the independence of its members under the independence standards set forth in the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Based on this review, the board of directors has determined that each of Kathy Cuocolo, Stephen Markscheid, and Gautam Barua qualifies as an independent director under these standards.

In making these determinations, the board considered each non-employee director’s current and prior relationships with ConnectM and its subsidiaries, beneficial ownership of ConnectM Common Stock, and any transactions involving them described in the section titled “Certain Relationships and Related Transactions.”

Classified Board of Directors

ConnectM’s Board of Directors is divided into three classes, with only one class of directors being elected each year and each class (except for those directors appointed prior to the Company’s first annual meeting of stockholders) serving a three-year term. All independent directors currently serve as Class I directors. Mr. Bala Padmakumar serves as a Class II director, and Mr. Bhaskar Panigrahi serves as a Class III director.

Committees of the Board of Directors

The standing committees of ConnectM’s Board consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The composition and principal responsibilities of each committee are described below.

Audit Committee

An Audit Committee of ConnectM has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and consists of Kathy Cuocolo, Stephen Markscheid and Gautam Barua, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Kathy Cuocolo serves as chairman of the Audit Committee. The Board has determined that Kathy Cuocolo qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The Audit Committee’s duties are specified in the Audit Committee Charter that was adopted at the Effective Time.

The Audit Committee oversees the integrity of the Company’s financial statements, the qualifications, independence, and performance of the Company’s independent registered public accounting firm, and the Company’s compliance with legal and regulatory requirements. The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the Company’s independent auditors and reviews the Company’s internal control over financial reporting and risk management practices. The Audit Committee also pre-approves audit and non-audit services provided by the independent auditors. The Board has determined that each member of the Audit Committee is “independent” as defined under applicable SEC and Nasdaq rules, and that at least one member qualifies as an “audit committee financial expert” under SEC regulations.

Compensation Committee

The Compensation Committee consists of Gautam Barua and Stephen Markscheid, each of whom is an independent director. Stephen Markscheid serves as chairman of the Compensation Committee. The functions of the Compensation Committee are set forth in a Compensation Committee Charter that was adopted at the Effective Time.

The Compensation Committee is responsible for reviewing and approving the compensation of the Company’s executive officers, including base salary, annual incentive opportunities, long-term incentive awards, and other benefits. The committee also oversees the administration of the Company’s equity incentive plans and other compensation-related policies and programs. The Compensation Committee evaluates executive performance and makes recommendations to the Board regarding the CEO’s compensation. Each member of the Compensation Committee is “independent” as defined under applicable SEC rules.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee (the “Nominating Committee”) consists of Kathy Cuocolo, Stephen Markscheid and Gautam Barua, each of whom is an independent director under Nasdaq’s listing standards. Gautam Barua serves as the chairman of the Nominating Committee. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on the board of directors. The Nominating Committee considers as potential members of the board of directors persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, are specified in the Nominating and Corporate Governance Committee Charter which was adopted on October 31, 2025.

The Nominating and Corporate Governance Committee identifies, evaluates, and recommends individuals qualified to serve as directors, oversees the evaluation of the Board and its committees, and develops and recommends corporate governance principles and practices applicable to the Company. The committee also reviews the structure and composition of the Board and its committees and considers succession planning for the Board and senior management. Each member of the Nominating and Corporate Governance Committee is “independent” as defined under applicable SEC rules.

Code of Conduct and Ethics

ConnectM has adopted a Code of Conduct and Ethics (the “Code of Ethics”) applicable to its directors, officers, employees, and certain affiliates in accordance with applicable federal securities laws. A copy of the Code of Ethics is available on the Company’s website at https://www.connectm.com.

If ConnectM amends or grants a waiver of one or more provisions of its Code of Ethics, the Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of such amendments or waivers that apply to its principal executive officer, principal financial officer, or principal accounting officer by posting the required information on its website at https://www.connectm.com. Information contained on the website is not incorporated by reference into, and should not be considered a part of, this prospectus.

Involvement in Certain Legal Proceedings

Except as disclosed below, to the Company’s knowledge, none of its current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE AND DIRECTOR COMPENSATION

The following section provides compensation information pursuant to the scaled SEC disclosure rules applicable to “emerging growth companies.”

This section discusses the material components of the executive compensation program for our named executive officers who are named in the “Summary Compensation Table” below. In 2024, our “named executive officers” and their positions with ConnectM were as follows:

•	Bhaskar Panigrahi, who served as Chairman and Chief Executive Officer;

•	Girish Subramanya, who served as Chief Technology Officer;

•	Mahesh Choudhury, who served as Vice President, U.S. Operations; and

•	Kevin Stateham, who served as Vice President, Sales and Corporate Development.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

The compensation committee of the Board will set ConnectM’s executive compensation philosophy and will oversee compensation and benefits programs for ConnectM. The compensation committee will oversee and determine the compensation of the Chief Executive Officers and other executive officers of ConnectM. With respect to base salaries, annual incentive compensation and long-term incentives, it is expected that the compensation committee will establish compensation mix, performance measures, goals, targets and business objectives based on ConnectM’s competitive marketplace. The compensation committee will determine benefits and severance arrangements, if any, that ConnectM will make available to executive officers.

In addition to base salary and annual bonuses, we expect ConnectM will grant stock-based awards under the Incentive Plan in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of ConnectM’s equity holders.

2024 Summary Compensation Table

The following table provides summary information concerning compensation earned by our named executive officers for the years ended December 31, 2024 and 2023, for services rendered during the years ended December 31, 2024 and 2023, respectively.

							Non-Qualified
						Non-Equity	Deferred
					Stock	Incentive	Compensation
					option	Plan	Plan	All Other	Total
		Salary		Bonus	awards	Compensation	Earnings	Compensation	compensation
Name and Principal Position	Year	($)		($)	($)	($)	($)	($)	($)
Bhaskar Panigrahi,	2024	190,000		0	0	-	-	-	190,000
Chairman and Chief Executive Officer	2023	175,000		0	0	-	-	-	175,000
Mahesh Choudhury,	2024	160,000		0	0	-	-	-	160,000
VP, U.S. Operations	2023	145,000		0	0	-	-	-	145,000
Girish Subramanya,	2024	66,000	*	0	0	-	-	-	66,000
Chief Technology Officer	2023	67,000	**	0	0	-	-	-	67,000
Kevin Stateham,	2024	143,000		0	0	-	-	-	143,000
VP, Sales and Corporate Development	2023	130,000		0	0	-	-	-	130,000

* Based on a conversion of the U.S. dollar to Indian rupee (“INR”) of $1.00 to 83.19 INRs as of January 1, 2024.

** Based on a conversion of the U.S. dollar to Indian rupee (“INR”) of $1.00 to 82.75 INRs as of January 1, 2023.

Narrative to the Summary Compensation Table

2024 Annual Base Salary

We pay our executives a base salary to compensate them for services rendered to our company. The base salary payable to our executives is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

Equity Compensation

ConnectM’s equity-based incentive awards are designed to align ConnectM’s interests and the interests of its stockholders with those of its employees and consultants, including the named executive officers. The compensation committee of the board of directors is responsible for approving equity grants.

We currently maintain the ConnectM Technology Solutions, Inc. 2019 Equity Incentive Plan, or the 2019 Plan as well as the 2023 Equity Incentive Plan, or the 2023 Plan, that was approved in connection with the Business Combination. The terms of the 2019 Plan are described below under “- Incentive Award Plans” and the terms of the 2023 Plan are described below under “Description of the 2023 Plan”.

We have offered awards of stock options to purchase shares of our Common Stock to eligible service providers, including our named executive officers, pursuant to the 2019 Plan. As mentioned below, in connection with the completion of the Business Combination and the adoption of the 2023 Plan, no further awards will be granted under the 2019 Plan. All options are granted with an exercise price per share that is no less than the fair market value of our Common Stock on the date of grant of each award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change of control events.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding equity awards held by the Named Executive Officers as of September 30, 2025.

	Stock Option Awards				Stock Awards
	Number of	Number of
	securities	securities			Number of	Market value
	underlying	underlying	Stock		shares or	of shares of
	unexercised	unexercised	option		units of	units of
	stock options	stock options	exercise		stock that	stock that
	exercisable	unexercisable	price	Stock option	have not	have not
Name	(#)	(#)	($)	expiration date	vested (#)	vested ($)
Kevin Stateham	24,910	0	$0.50	November 15, 2030	0	0
Mahesh Choudhury	52,710	0	$0.50	April 1, 2028	0	0
Mahesh Choudhury	24,910	0	$0.50	November 15, 2030	0	0

Option Exercises and Stock Vested

	Stock Option Awards		Stock Awards
	Number of	Value	Number of	Value
	shares	realized	shares	realized
	acquired	on exercise	acquired	on vesting
Name	on exercise	($)(1)	on vesting (#)	($)(2)
Kevin Stateham	0	$0.00	0	$0
Mahesh Choudhury	0	$0.00	0	$0

No other equity-based incentive awards were granted to the named executive officers during 2024, 2023 and 2022.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) retirement savings plan for our employees, including those who satisfy certain eligibility requirements. We match 50% of the first 6% of a participant’s annual eligible compensation, up to the IRS limit. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees are eligible to participate in our health and welfare plans. These health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; and supplemental life and Accidental Death and Dismemberment (AD&D) insurance.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer.

Executive Compensation Arrangements

Employment Agreements and Offer Letters

There are no employment agreements or offer letters for our named executive officers.

Director Compensation

ConnectM has not historically maintained a formal non-employee director compensation program and none of ConnectM’s non-employee directors received any compensation from ConnectM during 2024. We intend to develop a board of directors’ compensation program that is designed to align compensation with ConnectM’s business objectives and the creation of stockholder value, while enabling ConnectM to attract, retain, incentivize and reward directors who contribute to the long-term success of ConnectM.

Post-Business Combination Executive and Director Compensation

Mr. Panigrahi serves on the ConnectM’s board of directors as Chairman of the Board does not earn any additional compensation for that role. His annual salary for serving as Chief Executive Officer is $190,000. Mr. Choudhury earns a salary of $160,000 as Vice President, US Operations of ConnectM, Mr. Subramanya earns a salary of $66,000 as Chief Technology Officer of ConnectM and Mr. Stateham earns a salary of $143,000 as Vice President, Sales and Corporate Development of ConnectM.

In the future, ConnectM may further revise its executive and director compensation program from time to time to better align compensation with ConnectM business objectives and the creation of stockholder value, while enabling ConnectM to attract, retain, incentivize and reward individuals who contribute to the long-term success of ConnectM. Decisions on the executive compensation program will be made by the ConnectM compensation committee.

Summary of the Incentive Plan

General

On December 30, 2022, the board of directors of MCAC approved and adopted the ConnectM Technology Solutions, Inc. 2023 Equity Incentive Plan (the “2023 Plan”), effective as of and contingent on the consummation of the Business Combination, and subject to approval of MCAC stockholders, which approval was granted on July 12, 2024 in connection with the consummation of the Business Combination. The material terms of the 2023 Plan are described below.

The purpose of the 2023 Plan is to provide an additional incentive to officers, employees, non-employee directors, independent contractors, and consultants of ConnectM or its affiliates whose contributions are essential to the growth and success of the business of ConnectM and its affiliates, in order to strengthen the commitment of such persons to ConnectM and its affiliates, motivate such persons to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of ConnectM and its affiliates. We believe that grants of incentive equity and equity-based awards are essential to attracting and retaining highly qualified service providers.

ConnectM currently maintains the ConnectM Technology Solutions Inc. 2019 Equity Incentive Plan (the “Prior Plan”). In connection with the Business Combination, the combined company assumed the Prior Plan and all awards outstanding under the Prior Plan. Following the Business Combination, ConnectM will not grant any future awards under the Prior Plan, but all awards under the Prior Plan that are outstanding as of the July 12, 2024 effective date of the 2023 Plan will continue to be governed by the terms, conditions and procedures set forth in the Prior Plan and any applicable award agreement, as those terms may be equitably adjusted in connection with the Business Combination, as described elsewhere in this prospectus.

2023 Plan Highlights

Some of the key features of the 2023 Plan that reflect the Board’s commitment to effective management of incentive compensation are as follows:

•	No Liberal Share Recycling on Stock Options or SARs. The 2023 Plan provides that only shares covering awards that are canceled, forfeited or terminated without issuance of the full number of shares of Common Stock to which the award is related will again be available for issuance under the 2023 Plan. The following shares will not be added back to the aggregate plan limit: (i) shares tendered in payment of the exercise price for an option, (ii) shares ConnectM withholds to satisfy tax withholding obligations, and (iii) shares underlying stock appreciation rights (“SARs”) or other awards that are settled in stock.

•	No Repricing or Cash Buyouts. Stock option and SAR repricing is prohibited without stockholder approval under the 2023 Plan.

•	No Dividends on Unvested Restricted Shares or Restricted Stock Units. Under the 2023 Plan, holders of unvested Restricted Stock or Restricted Stock Units will not have any rights to receive dividends with respect to such Awards.

•	Minimum Vesting Period. Generally, all awards will have a minimum vesting period of at least one year, subject to an exception of 5% of the aggregate shares authorized for grant under the 2023 Plan and certain other limited exceptions as described below and in the 2023 Plan.

•	No Automatic “Single Trigger” Vesting. The 2023 Plan does not contain an automatic single-trigger vesting provision that would accelerate awards solely upon a Change in Control (as such term is defined in the 2023 Plan, a “Change in Control”).

Description of the 2023 Plan

A description of the provisions of the 2023 Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2023 Plan, a copy of which is attached as Appendix D to the Rule 424(b)(3) prospectus filed with the Commission by MCAC on June 17, 2024.

Administration

The 2023 Plan will be administered by a committee, which shall consist of two (2) or more members of the Board appointed by the Board or such other committee of the Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Board (the “Committee”). To the extent required by applicable law, rule, or regulation, it is intended that each member of the Committee shall qualify as (a) a “non-employee director” under Rule 16b-3, and (b) an “independent director” under the rules of any national securities exchange or national securities association, as applicable.

The Committee is authorized to, among other things: (a) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2023 Plan and any instrument or agreement relating to, or any award granted under, the 2023 Plan (each, an “Award”); (b) promulgate, amend, and rescind any rules and regulations relating to the 2023 Plan; (c) adopt sub-plans; and (d) to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2023 Plan. Except to the extent prohibited by applicable law regulations, the Committee may allocate all or any portion of its responsibilities and powers to any one (1) or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2023 Plan.

Unless otherwise expressly provided in the 2023 Plan, all determinations, interpretations and other decisions under or with respect to the 2023 Plan or any award or any documents evidencing awards granted pursuant to the 2023 Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive, and binding upon all persons or entities, including, without limitation, ConnectM, any Participant (as defined below), any holder or beneficiary of any award, and any of ConnectM’s stockholders. The Committee may make grants of the following awards to Eligible Persons (defined below) pursuant to terms and conditions set forth in the applicable award agreement, including, subjecting such awards to performance goals listed in the 2023 Plan:

•	Stock Options;

•	Stock Appreciation Rights;

•	Restricted Stock and Restricted Stock Unit Awards;

•	Performance Share Awards; and

•	Other Stock-Based Awards and Cash-Based Awards.

Eligible Shares

The maximum aggregate number of shares of Common Stock that may be issued or used for reference purposes or with respect to which awards may be granted under the 2023 Plan was initially to be equal to 10% of the number of shares of ConnectM Common Stock outstanding immediately following the Business Combination, less 473,929 shares of ConnectM Common Stock subject to awards under the Prior Plan. This “Total Share Reserve” will be increased automatically on January 1 of each year during the term of the 2023 Plan by a number equal to the lesser of (i) 4% of the shares of Common Stock outstanding on December 31 of the prior year, or (ii) a smaller number of shares as determined by the Board. As of the date of this prospectus, the Total Share Reserve is 1,653,831. The maximum number of shares of Common Stock with respect to which incentive stock options may be granted under the 2023 Plan is equal to 100,000,000 shares. If any Option, SAR, or Other Stock-Based Awards granted under the 2023 Plan expires, terminates, or is canceled for any reason without having been exercised in full, the number of shares of Common Stock underlying any unexercised award shall again be available for the purpose of awards under the 2023 Plan. If any shares of Restricted Stock, Performance Share Awards, or Other Stock-Based Awards denominated in shares of Common Stock awarded under the 2023 Plan to a Participant (as defined below) are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Share Awards, or Other Stock-Based Awards denominated in shares of Common Stock shall again be available for purposes of awards under the 2023 Plan. Shares of Common Stock subject to an award shall not again be made available for issuance or delivery under the 2023 Plan if such shares are (a) tendered in payment of an Option, (b) delivered or withheld by ConnectM to satisfy any tax withholding obligation, or (c) covered by a stock-settled SAR or other Awards that were not issued upon the settlement of the award. Any award under the 2023 Plan that must be settled solely in cash shall not be counted against the foregoing maximum share limitations. In no event will the aggregate grant date fair value (as determined in accordance with ASC 718) of Awards to be granted and any other cash compensation paid to any non-employee director in any calendar year exceed $750,000, which limit will be increased to $1,000,000 for any non-employee director in the year in which such non-employee director initially joins the Board. No shares have yet been issued nor awards granted under the 2023 Plan.

Eligible Participants

Any employee, consultant or director of ConnectM or any of its affiliates, or any individual who is reasonably expected by the Committee to become an employee, consultant, or director after the receipt of awards (each, an “Eligible Person”) shall be permitted to participate (a “Participant”) under the 2023 Plan. Only Eligible Persons who are also employees of ConnectM or its parent or subsidiaries are eligible to receive incentive stock options under the 2023 Plan. Eligibility for the grant of an incentive stock option and actual participation in the 2023 Plan shall be determined by the Committee in its sole discretion.

Options

The Committee may grant non-qualified stock options and incentive stock options (“Options”) to Eligible Persons under the 2023 Plan. The holder of an Option will be entitled to purchase a number of ConnectM’s shares of Common Stock at a specified exercise price during a specified time period, all as determined by the Committee. Options granted under the 2023 Plan are required to have a per share exercise price that is not less than the fair market value of ConnectM’s Common Stock underlying such Options on the date such Options are granted (other than in the case of Options that are substitute awards). The maximum term for Options granted under the 2023 Plan is 10 years from the date of grant. The purchase price for the shares as to which an Option is exercised may be paid, to the extent permitted by law, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, including: (i) by delivery to ConnectM of other Common Stock, duly endorsed for transfer to ConnectM, with a fair market value on the date of delivery equal to the Option exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate fair market value on the date of attestation equal to the Option exercise price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock; (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a fair market value equal to the aggregate Option exercise price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, or “SARs”, under the 2023 Plan, with terms and conditions determined by the Committee pursuant to the 2023 Plan. The Committee may award SARs in tandem with Options or independent of any Option. Generally, each SAR will entitle the Participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock, over (B) the exercise price per share, multiplied by (ii) the number of shares of Common Stock covered by the SAR. The exercise price per share of a SAR will be determined by the Committee at the time of grant, but in no event may such amount be less than the fair market value of a share of Common Stock on the date the SAR is granted.

Restricted Stock and Restricted Stock Units

The Committee may grant restricted shares of ConnectM’s Common Stock (“Restricted Stock”) or restricted stock units (“Restricted Stock Units”) representing the right to receive, upon vesting and the expiration of any applicable restricted period, one (1) share of Common Stock for each Restricted Stock Unit or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the fair market value of the Common Stock as of the date on which the applicable restricted period lapsed. As to Restricted Stock, subject to the other provisions of the 2023 Plan, the holder will generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock, but the holder will not have the right to receive dividends on any unvested shares of Restricted Stock. Participants have no rights or privileges as a stockholder with respect to Restricted Stock Units.

Performance Share Awards

The Committee may grant Performance Share Awards to a Participant that are earned upon the attainment of specific performance goals. Each Performance Share Award shall be evidenced by an award agreement pursuant to the 2023 Plan with terms and conditions determined by the Committee, including the number of shares of Common Stock or stock-denominated units subject to the Performance Share Award and the conditions that must be met for the Participant to earn the award.

Other Equity-Based and Cash-Based Awards

The Committee may grant other equity-based or cash-based awards under the 2023 Plan, with terms and conditions determined by the Committee pursuant to the 2023 Plan.

Effect of Certain Corporate Transactions and Events

In the event of any stock or extraordinary cash dividend, stock split, reverse stock split, any extraordinary corporate transaction such as a recapitalization, reorganization, merger, consolidation, combination, exchange, or other change in capitalization, awards granted under the 2023 Plan and any award agreements, the exercise price of options and SARs, the performance goals to which Performance Share Award and cash-based awards are subject, and the maximum number of shares of Common Stock subject to all awards will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.

In connection with any Change in Control of ConnectM, the Committee may, in its sole discretion, cause any award (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of Common Stock in the Change in Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following the applicable Change in Control; (iii) to be accelerated as to the vesting, exercise, payment or distribution of the award so that any award to a Participant whose employment is terminated as a result of the Change in Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee; (iv) to be purchased from a Participant whose employment is terminated as a result of the Change in Control, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) to be terminated; or to make any other adjustment to the awards then outstanding as the Committee deems necessary or appropriate to reflect such transaction or change.

Nontransferability of Awards

Awards under are not be transferable or assignable other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against ConnectM or any of its subsidiaries. However, the Committee may determine, in its sole discretion, that a non-qualified stock option may be transferred to a Participant’s family member, or to certain trusts or foundations or other transferees as permitted by the Committee (“Permitted Transferee”). A non-qualified stock option that is transferred to a Permitted Transferee will remain subject to the terms of the 2023 Plan and the applicable award agreement.

Minimum Vesting Requirements

No award may be granted with a lapse of any vesting obligations earlier than at least one year following the date of grant. Notwithstanding the foregoing, the Committee may grant up to a maximum of five percent of the aggregate number of shares available for issuance under the 2023 Plan (subject to certain equitable adjustments), without regard to this minimum vesting requirement, and the minimum vesting requirement does not apply to (i) any substitute awards (as defined in the 2023 Plan), (ii) shares delivered in lieu of fully vested cash awards, (iii) awards to directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year’s annual meeting, and (iv) the Committee’s discretion to provide for accelerated exercisability or vesting of any award, including in cases of a Participant’s retirement, death or disability or a Change in Control, in the terms of the award or otherwise.

Clawback

Awards under the 2023 Plan are subject to recovery or “clawback” by ConnectM pursuant to any clawback policy ConnectM may have in effect from time to time.

Amendment and Termination

The Board may amend the 2023 Plan at any time, subject to shareholder approval to the extent required by applicable law or regulation or the listing standards of Nasdaq or any other market or stock exchange on which ConnectM’s Common Stock is at the time primarily traded. Additionally, shareholder approval will be specifically required to decrease the exercise price of any outstanding Option or SAR granted under the 2023 Plan. The Board may terminate the 2023 Plan at any time. Unless sooner terminated by the Board, the 2023 Plan will terminate on July 12, 2034, the 10-year anniversary of the effective date of the 2023 Plan.

Section 162(m) of the Internal Revenue Code

As a general rule, ConnectM will be entitled to a deduction in the same amount and at the same time as the compensation income is received by the Participant, except to the extent the deduction limits of Section 162(m) of the Code apply. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to any “covered employee” in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the 2023 Plan may cause this limitation to be exceeded in any particular year.

Material U.S. Federal Income Tax Consequences of Awards under the 2023 Plan

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2023 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to Participants, who should consult their own tax advisors.

Non-Qualified Options. The grant of a non-qualified stock option is not a taxable event for the grantee or ConnectM. Upon exercising a non-qualified stock option, a grantee will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over the exercise price. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified stock option, the grantee will recognize taxable capital gain or loss, measured by the excess of the amount realized on the disposition over the tax basis of the shares of Common Stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If ConnectM complies with applicable reporting requirements and with the restrictions of Section 162(m), ConnectM will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares of Common Stock will be the fair market value of the shares of Common Stock on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee’s estate for estate tax purposes.

Incentive Stock Options. The grant of an incentive stock option is not a taxable event for the grantee or for ConnectM. A grantee will not recognize taxable income upon exercise of an incentive stock option (except to the extent the alternative minimum tax applies), and any gain realized upon a disposition of ConnectM’s Common Stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares of Common Stock for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). ConnectM will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the grantee generally must be an employee of ConnectM or its subsidiary from the date the option is granted through a date within three months before the date of exercise of the option.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the Common Stock in an amount generally equal to the excess of the fair market value of the Common Stock at the time the incentive stock option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. ConnectM will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to ConnectM’s compliance with Section 162(m) and to certain reporting requirements.

Restricted Stock. A grantee who is awarded Restricted Stock will not recognize any taxable income for federal income tax purposes in the year of grant if the shares of Common Stock are nontransferable and subject to a substantial risk of forfeiture. However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of grant in an amount equal to the fair market value of the Common Stock on the date of grant (less the purchase price, if any), determined without regard to any restrictions (except any restrictions that will never lapse). If the grantee does not make such an election, the fair market value of the Common Stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and be subject to withholding taxes. If ConnectM complies with applicable reporting requirements and with the restrictions of Section 162(m), ConnectM will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of Restricted Stock Units under the 2023 Plan. A grantee who is awarded Restricted Stock Units will recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If ConnectM complies with applicable reporting requirements and with the restrictions of Section 162(m), ConnectM will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of SARs under the 2023 Plan. Upon exercising an SAR, a grantee will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over the exercise price. If ConnectM complies with applicable reporting requirements and with the restrictions of Section 162(m), ConnectM will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance Share Awards, Other Stock-Based Awards, and Cash-Based Awards. The tax treatment with respect to Performance Share Awards, other stock-based awards and cash-based awards will depend on the structure of such awards.

Section 409A. Awards under the 2023 Plan are intended to either be exempt from or comply with Section 409A of the Internal Revenue Code. Nevertheless, none of the Company, the Committee or the Board have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A.

New Plan Benefits

Grants under the 2023 Plan will be made at the discretion of the Committee and are not currently determinable. The value of awards granted under the 2023 Plan will depend on a number of factors, including the fair market value of ConnectM Common Stock on future dates, the exercise decisions made by Participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Director and Officer Indemnification Agreements

We have entered into employment agreements whereby we will agree to indemnify the Chief Executive Officer and Chief Financial Officer to the fullest extent permitted by law, for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and reasonable out of pocket attorneys’ fees) incurred or paid by the Chief Executive Officer and Chief Financial Officer in connection with any action, suit, investigation or proceeding, or threatened action, suit, investigation or proceeding, arising out of or relating to the performance by the Chief Executive Officer and Chief Financial Officer of services for, or the acting by the Chief Executive Officer and Chief Financial Officer as a director, officer or executive of, the Company, or any subsidiary of the Company. Any fees or other necessary expenses incurred by the Chief Executive Officer and Chief Financial Officer in defending any such action, suit, investigation or proceeding shall be paid by the Company in advance, subject to the Company’s right to seek repayment from the Chief Executive Officer and Chief Financial Officer if a determination is made that the Chief Executive Officer and Chief Financial Officer were not entitled to indemnification.

Potential Payments Upon Termination or Change in Control

None.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive and Director Compensation” and “Management,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our disinterested independent directors, or the members of our Board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or initial stockholders, unless we have obtained (i) an opinion from an independent investment banking firm, or other firm that commonly provides valuation opinions, that the business combination is fair to our stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will any of our initial stockholders, officers, directors or their respective affiliates be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination.

Limitation on Liability and Indemnification of Directors and Officers

Our bylaws provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

Notwithstanding the foregoing, as set forth in our bylaws, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described in this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act (and is, therefore, unenforceable.).

Certain Relationships and Related Person Transactions

The following is a description of certain relationships and transactions that exist or have existed or that ConnectM has entered into, in each case since January 1, 2023, with its directors, executive officers, or stockholders who are known to ConnectM to beneficially own more than ten percent of its voting securities and their respective affiliates and immediate family members.

Sponsor of MCAC

In connection with the closing of the Business Combination, the Company assumed unsecured promissory notes totaling approximately $555,000 that are non-interest bearing and due on demand and advances totaling approximately $132,000 that are non-interest bearing and due on demand with the Sponsor of MCAC. During September 2024, the Company entered into a note conversion agreement with the Sponsor of MCAC in which the Company converted the outstanding principal on unsecured promissory notes and certain other liabilities owed to the note holders into shares of the Company’s common stock at a conversion price of $2.00 per share with a one-time share reset adjustment, subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for each individual lender. In connection with these agreements, approximately $555,000 of unsecured promissory notes and approximately $132,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 343,248 shares of the Company’s common stock.

In connection with the conversion agreement, the Sponsor of MCAC received a one-time share reset adjustment that was settled during the quarter ended March 31, 2025 through the issuance of 205,949 shares of the Company’s common stock (see Note 7). As of December 31, 2024, the fair value of the derivative liabilities associated with the reset adjustment was approximately $158,000 and was included as a component of derivative liabilities on the accompanying consolidated balance sheets. As of June 30, 2025, the derivative liabilities associated with the reset adjustment were settled in full. For the three and nine months ended September 30, 2025, the Company recorded a change in fair value on these derivative liabilities of $0 and $30,000 respectively, which was included as a component of change in fair value of derivative liabilities on the accompanying consolidated statements of operations and comprehensive loss.

Avanti Notes

In September 2016, the Company entered into an unsecured promissory note with a company owned by the Company’s Chief Executive Officer (the “Related Party Lender”) for an original principal sum of about $248,000 at September 30, 2016 (the “2016 Promissory Note”). The principal balance of the note as of September 30, 2025 and December 31, 2024 are about $83,000 and $83,500 respectively. The note bears annual interest of 14.0%. The note does not have a maturity date, and the full note balance is to be paid over time in amounts determined by the Company.

In July 2024, the Company borrowed an additional amount of about $93,000 from the Related Party Lender (the “2024 Promissory Note”). The loan bears interest at 14.0% and matures in July 2031. The principal and accrued interest is due in full at maturity.

Total interest expense recognized on the promissory notes with the Related Party Lender was approximately $6,300 and $18,200 for the three and nine months ended September 30, 2025, respectively, compared to approximately $2,850 and $11,760 for the three and nine months ended September 30, 2024.ConnectM’s audit committee will approve only those transactions that it determines are fair to ConnectM and in ConnectM’s best interests.

The board of directors has determined that each of Kathy Cuocolo, Stephen Markscheid, and Gautam Barua qualifies as an independent director under the independence standards applicable to companies listed on a national securities exchange and the requirements of Rule 10A-3 under the Exchange Act. In making these determinations, the board considered each director’s current and prior relationships with the Company and its subsidiaries, beneficial ownership of the Company’s common stock, and any transactions involving them described in “Certain Relationships and Related Transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of November 24, 2025 by:

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in a footnote to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 137,025,012 shares of our Common Stock outstanding on November 24, 2025, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address for the following stockholders is care of: ConnectM Technology Solutions, Inc., 2 Mount Royal Avenue, Suite 550, Marlborough, Massachusetts 01752.

Name and Address of Beneficial Owner (1)	Number of Shares	% of Class
Directors and Executive Officers
Bala Padmakumar (2)	2,324,197	1.70%
Bhaskar Panigrahi (3)	3,968,145	2.90%
Girish Subramanya	606,775	*
Kevin Stateham	250,000	*
Mahesh Choudhury	450,000	*
Gautam Barua	200,000	*
Kathy Cuocolo	252,500	*
Stephen Markscheid	225,000	*
All directors and executive officers of ConnectM as a group (eight individuals)	8,276,617	6.04%
Five Percent Holders of ConnectM:		-
SriSid, LLC (4)	7,553,664	5.51%
Arumilli, LLC (5)	6,847,060	5.00%
Corey T. Lee	7,10,1370	5.18%
W4 Partners LLC (5)	8,449,869	6.17%
Geo Impex LLC (5)	33,300,000	24.30%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the following individuals is c/o ConnectM Technology Solutions, Inc., 2 Mount Royal Ave., Suite 550, Marlborough, MA 01752.

(2)	Monterrey Acquisition Sponsor, LLC, (“MAS”), is the record holder of the securities reported herein. Bala Padmakumar is the managing member of MAS. Mr. Padmakumar shares voting and dispositive power over the founder shares held by MAS and may be deemed to beneficially own such shares. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The post-business combination shares include 3,790 ,000 shares issuable pursuant to warrants that will be exercisable following the business combination.

(3)	Consists of (i) 3,585,660 shares held by Avanti Holdings LLC, (ii) 254,647 shares held by Mr. Panigrahi and (iii) 127,838 shares held by Southwood Partners LP. Mr. Panigrahi is a controlling equityholder of Avanti Holdings LLC and Southwood Partners LP. Therefore, Mr. Panigrahi may be deemed to have voting power and dispositive power over the shares held by Avanti Holdings LLC and Southwood Partners LP.

(4)	The information reported is based on a Schedule 13G filed on May 5, 2025. According to the Schedule 13G, as of May 5, 2025, SriSid LLC had shared voting and dispositive power with respect to 7,553,664 shares of our common stock. The address for SriSid is 18 Barrington Drive, Wheeling, WV 26003.

(5)	Based on information provided by the Company’s transfer agent and reflected in its official shareholder records.

DESCRIPTION OF SECURITIES WE ARE OFFERING

The following summary of the material terms of the capital stock of ConnectM is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Charter, our Bylaws and the warrant-related documents described herein, each of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and certain provisions of Delaware law. We urge you to read each of our Charter, our Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. Unless the context requires otherwise, all references to “we”, “us,” “our,” the “Company” and “ConnectM” in this section refer solely to ConnectM and not to our subsidiaries.

Authorized and Outstanding Capital Stock

The total amount of our authorized capital stock consists of 250,000,000 shares of ConnectM Common Stock and 10,000,000 shares of ConnectM preferred stock.

The following summary describes all material provisions of our capital stock. We urge you to read our Charter and Bylaws for a full description.

ConnectM Common Stock

Voting Rights

Each holder of ConnectM Common Stock is entitled to one vote for each share of ConnectM Common Stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in the Charter or by applicable law, the holders of ConnectM Common Stock will not be entitled to vote on any amendment to our Charter that relates solely to the terms of one or more outstanding series of ConnectM preferred stock if the holders of such affected series are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Charter (including any certificate of designation relating to any series of ConnectM preferred stock) or pursuant to the DGCL.

Dividend Rights

Subject to any other provisions of the Charter, as it may be amended from time to time, holders of shares of ConnectM Common Stock will be entitled to receive ratably, in proportion to the number of shares of ConnectM Common Stock held by them, such dividends and other distributions in cash, capital stock or property of ConnectM when, as and if declared thereon by the ConnectM board of directors from time to time out of assets or funds of ConnectM legally available therefor.

Rights upon Liquidation

Subject to the rights of holders of ConnectM preferred stock, in the event of any liquidation, dissolution or winding up of ConnectM affairs, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of ConnectM payable upon shares of ConnectM preferred stock ranking senior to the shares of ConnectM Common Stock upon such dissolution, liquidation or winding up, if any, ConnectM’s remaining net assets will be distributed to the holders of shares of ConnectM Common Stock upon such dissolution, liquidation or winding up, pro rata on a per share basis.

Other Rights

No holder of shares of ConnectM Common Stock will be entitled to preemptive or subscription rights contained in the Charter or in the Amended Bylaws. There are no redemption or sinking fund provisions applicable to the ConnectM Common Stock. The rights, preferences and privileges of holders of the ConnectM Common Stock will be subject to those of the holders of any shares of the ConnectM preferred stock that ConnectM may issue in the future.

Preferred Stock

The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL. The issuance of ConnectM preferred stock could have the effect of decreasing the trading price of ConnectM Common Stock, restricting dividends on the capital stock of ConnectM, diluting the voting power of the ConnectM Common Stock, impairing the liquidation rights of the capital stock of ConnectM, or delaying or preventing a change in control of ConnectM.

Election of Directors and Vacancies

The number of directors of the Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Board is divided into three classes, designated Class I, II and III, with Class I consisting of three (3) directors and first up for re-election in 2025, Class II consisting of one (1) director and first up for re-election in 2026, and Class III consisting of one (1) director and first up for re-election in 2027. Each class of directors will be elected by the ConnectM stockholders every three years.

Under the Amended Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the Board.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of ConnectM preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director (and not by stockholders). All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation, retirement, disqualification or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of any series of ConnectM preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds (662∕3%) of the voting power of all then outstanding shares of capital stock of ConnectM entitled to vote generally in the election of directors, voting together as a single class. In case the Board or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the ConnectM, subject, nevertheless, to the provisions of the DGCL, the Charter and to any Amended Bylaws adopted and in effect from time to time; provided, however, that no Bylaw so adopted will invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of ConnectM preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the ConnectM preferred stock.

Quorum

The holders of shares of outstanding capital stock of ConnectM representing one-third (33 and 1/3%) of the voting power of all outstanding shares of capital stock and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise required by law or provided by the Charter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Charter and the Amended Bylaws

The Charter and the Amended Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of ConnectM. ConnectM expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of ConnectM to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of ConnectM stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Classified Board of directors

As indicated above, the Charter provides that the ConnectM’s board of directors is divided into three classes of directors, with each class of directors being elected by the ConnectM stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the ConnectM’s board of directors.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for the issuance of authorized but unissued shares. As ConnectM’s Common Stock is currently quoted on the OTCQB Venture Market and not listed on a national securities exchange, the Company is not subject to exchange-based listing rules that would otherwise require stockholder approval for certain equity issuances.

ConnectM has applied to list its Common Stock on a national securities exchange under the symbol “CNTM.” There can be no assurance that the application will be approved or that the Common Stock will commence trading on such exchange. The closing of this offering is conditioned upon the final approval of the Company’s listing application. If the application is not approved, this offering will not be completed. Until such time, the Company’s Common Stock will continue to be quoted on the OTCQB Venture Market. If and when ConnectM’s Common Stock becomes listed on a national securities exchange, the Company will become subject to the exchange’s corporate governance and listing standards, including rules that may require stockholder approval for certain equity issuances representing 20% or more of the then-outstanding voting power or shares of Common Stock.

Additional shares that may be issued in the future could be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

The existence of unissued and unreserved shares of Common Stock may have the effect of enabling the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of ConnectM by means of a merger, tender offer, proxy contest, or otherwise. This, in turn, could protect the continuity of management but may also deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market levels.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of ConnectM preferred stock, special meetings of the stockholders of ConnectM, for any purpose or purposes, may be called only by or at the direction of (i) a majority of the Board, (ii) the Chairman of the Board or (iii) the ConnectM Chief Executive Officer. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the date and time of the meeting, and the means of remote communication, if any, shall be given to each stockholder entitled to vote at such meeting, not less than 10 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

In addition, the Amended Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to ConnectM secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if such actions are favored by the holders of a majority of our outstanding voting securities.

Amendment to Charter and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Charter provides that the provision regarding removal of a director from the Board, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds (66.67%) in voting power of all the then outstanding shares of ConnectM’s stock entitled to vote thereon as a class.

The Amended Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the Board, or (B) without the approval of the affirmative vote of the holders of at least two-thirds (66.67%) of the outstanding voting stock of ConnectM entitled to vote generally in an election of directors, voting together as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

1)	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

2)	the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

3)	the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds (662∕3%) of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

ConnectM has elected not to be governed by Section 203 of the DGCL. Therefore, the restrictions contained in Section 203 of the DGCL will not apply to ConnectM.

Limitations on Liability and Indemnification of Officers and Directors

The Charter limits the liability of the directors of ConnectM to the fullest extent permitted by the DGCL, and the Amended Bylaws provide that we will indemnify them to the fullest extent permitted by such law. ConnectM expects to enter into agreements to indemnify their directors, executive officers and other employees as determined by the Board. Under the terms of such indemnification agreements, ConnectM will be required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware. ConnectM must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require ConnectM, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by the ConnectM. Any claims for indemnification by the ConnectM directors and officers may reduce ConnectM available funds to satisfy successful third-party claims against ConnectM and may reduce the amount of money available to ConnectM.

Exclusive Jurisdiction of Certain Actions

The Proposed Charter requires, to the fullest extent permitted by law, unless ConnectM consents in writing to the selection of an alternative forum, that derivative actions brought on behalf of ConnectM, actions against any director, officer or stockholder of ConnectM for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Proposed Charter or the Amended Bylaws, and actions asserting a claim against ConnectM governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the state and federal courts in the State of Delaware and service of process on such stockholder’s counsel. Although we believe this provision benefits ConnectM by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter requires that, unless ConnectM consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act and, if brought in a court other than the federal district courts of the United States of America, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the federal district courts of the United States of America and service of process on such stockholder’s counsel.

However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, this forum selection provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Warrants

Public Warrants

There are currently outstanding an aggregate of 9,200,000 Public Warrants, which entitle the holder to acquire shares of ConnectM Common Stock. Each whole warrant will entitle the registered holder to purchase one whole share of ConnectM Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 month-anniversary of the closing of the IPO (May 13, 2022) or 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, dated May 10, 2022, as amended, by and between MCAC and Continental as warrant agent (the “Warrant Agreement”), a warrant holder may exercise its warrants only for a whole number of shares of ConnectM Common Stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units, and only whole warrants will trade. The public warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of ConnectM Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of ConnectM Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of ConnectM Common Stock upon exercise of a warrant unless ConnectM Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of ConnectM Common Stock underlying such unit.

We are not registering the shares of ConnectM Common Stock issuable upon exercise of the warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the shares of ConnectM Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of ConnectM Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of ConnectM Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Notwithstanding the foregoing, if a registration statement covering the ConnectM Common Stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-Day Redemption Period”) to each warrant holder; and

•	if, and only if, the reported last sale price of the ConnectM Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the ConnectM Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of ConnectM Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of ConnectM Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of ConnectM Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value”(defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the ConnectM Common Stock for the 10 trading days ending on the third day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of ConnectM Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination.

In the event we determine to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Accordingly, if a holder fails to actually receive the notice of or otherwise fails to respond on a timely basis, it could lose the benefit of being a holder of a Public Warrant.

In addition, beneficial owners of the redeemable warrants will be notified of such redemption via ConnectM’s posting of the redemption notice to DTC.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of ConnectM Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of ConnectM Common Stock is increased by a stock dividend payable in shares of ConnectM Common Stock, or by a split-up of shares of ConnectM Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of ConnectM Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of ConnectM Common Stock. A rights offering to holders of ConnectM Common Stock entitling holders to purchase shares of ConnectM Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of ConnectM Common Stock equal to the product of (i) the number of shares of ConnectM Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ConnectM Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of ConnectM Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ConnectM Common Stock, in determining the price payable for ConnectM Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ConnectM Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of ConnectM Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ConnectM Common Stock on account of such shares of ConnectM Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of ConnectM Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ConnectM Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of ConnectM Common Stock if we do not complete our initial business combination within 24 months, or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of ConnectM Common Stock in respect of such event.

If the number of outstanding shares of ConnectM Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of ConnectM Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of ConnectM Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of ConnectM Common Stock.

Whenever the number of shares of ConnectM Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of ConnectM Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of ConnectM Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of ConnectM Common Stock (other than those described above or that solely affects the par value of such shares of ConnectM Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of ConnectM Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the ConnectM Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants will be issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which was filed as an exhibit to MCAC’s registration statement in connection with the IPO, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in this prospectus, or defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of ConnectM Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of ConnectM Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the market value and the newly issued price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ConnectM Common Stock and any voting rights until they exercise their warrants and receive shares of ConnectM Common Stock. After the issuance of shares of ConnectM Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

Placement Warrants

There are currently 3,040,000 Private Placement Warrants outstanding. The Private Placement Warrants (including the ConnectM Common Stock issuable upon exercise of the Private Placement Warrants) are generally not transferable, assignable or salable until 30 days after the Closing, and they are not redeemable by us so long as they are held by the Sponsor or its permitted transferees.

In addition, holders of our placement warrants are entitled to certain registration rights. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants described above, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants described above.

Transfer Agent and Registrar

The transfer agent for ConnectM Common Stock and warrant agent for the ConnectM public warrants and private placement warrants is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common Stock for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of Common Stock then outstanding; or

●	the average weekly reported trading volume of Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	The issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result of the consummation of the Business Combination, we are no longer a shell company. Accordingly, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Rule 701

Rule 701 under the Securities Act generally allows a stockholder who purchases shares of capital stock pursuant to a written compensatory plan or contract executed prior to December 6, 2024 and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of shares of Common Stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below).

This discussion is a summary only and does not address all aspects of United States federal income taxation that may be relevant to the acquisition, ownership and disposition of a unit by a prospective investor in light of its particular circumstances, including:

●	our founders, the sponsor, officers or directors;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	S Corporations;

●	tax-exempt entities;

●	individual retirement accounts or other tax deferred accounts;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of our shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons required to accelerate the recognition of any item of gross income with respect to Class A ordinary shares or warrants as a result of such income being recognized on an applicable financial statement;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of United States federal non-income tax laws, such as alternative minimum gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not change the accuracy of the statements in this discussion.

As used herein, the term “U.S. Holder” means a beneficial owner of units, Class A ordinary shares or warrants who or that is, for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person.

This discussion does not consider the tax treatment of entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons who hold our securities through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our securities and partners in such partnerships are urged to consult their own tax advisors.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE PROSPECTIVE INVESTOR IN OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATION OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS AS WELL AS UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Distributions

A U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property paid on the Common Stock to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares of Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all distributions will be reported as dividends for United States federal income tax purposes.

Dividends paid by us out of our current or accumulated earnings and profits as described above generally will be taxable to a corporate U.S. Holder at regular rates and may be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, including satisfying a holding period requirement, dividends generally will be treated as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Stock.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock

A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of shares of Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares exceeds one year.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its shares generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations. U.S. Holders who recognize losses with respect to a disposition of our Common Stock should consult their own tax advisors regarding the tax treatment of such losses.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of Common Stock (other than a partnership or other entity or arrangement treated as a partnership for U.S. Federal income tax purposes) who or that is for United States federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the sale or other disposition of our securities.

Dividends

If we make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its shares of Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our Common Stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	we are U.S. real property holding corporation (“USRPHC”).

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests (“USRPIs”) relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of Common Stock will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

If we are a USRPHC and either our Common Stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our Common Stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different consequences.

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Stock and proceeds from the sale, exchange, redemption or other taxable disposition of shares of Common Stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless such Non-U.S. Holder provides a properly completed IRS Form w-8BEN-E or w-8BEN-IMY claiming an exemption from FATCA withholding.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our Common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of shares of Common Stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Common Stock.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Common Stock, including the tax consequences under U.S. federal, state and local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters of this offering (the “Representative”). We have entered into an underwriting agreement dated, [ ] 2025 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Common Stock next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC
Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares of Common Stock offered by this prospectus if the underwriters buy any of such shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the shares of Common Stock subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover of this prospectus. After the shares of Common Stock are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

The underwriters are offering the shares of Common Stock subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover of the prospectus. After the shares of Common Stock are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Overallotment Option

We have granted a 45-day option to the Representative to purchase up to [ ] additional shares of our Common Stock (15% of the shares sold in this offering), solely to cover overallotments, if any. If the Representative exercises all or part of this option, it will purchase shares covered by the option at the initial public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the gross proceeds from this offering will be $[ ] and the total net proceeds, before expenses, to us will be $[ ].

Discounts, Commissions and Reimbursement

Pursuant to the underwriting agreement, we will pay the underwriters, concurrently with the closing of this offering, a underwriting fee equal to 7% of the aggregate purchase price paid by each purchaser of securities that are placed in this offering, other than certain purchasers in this offering that are introduced by the Company, and that do not have a prior relationship with the Representative (the “Excluded Purchasers”), which fee will be equal to 4% of the aggregate purchase price paid by each Excluded Purchaser). We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering.

The underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $[   ] per share of Common Stock, of which up to $[ ] may be re-allowed to other dealers. If all of the shares of Common Stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

Total
	Per Share	Without Over- Allotment Option	With Over- Allotment Option
Offering price	$	$	$
Underwriting discount and commissions (7%)	$	$	$
Proceeds, before expense, to us	$	$	$
Non-accountable expense allowance (1%)	$	$	$

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.0% of the gross proceeds received in this offering.

We have agreed to pay an expense deposit of $35,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the Representative’s expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the shares of Common Stock to be sold in the offering (including the securities subject to the over-allotment option granted to the representative of the underwriters) with the SEC; (ii) all filing fees and expenses associated with the review of the offering by FINRA; (iii) all fees and expenses relating to the listing of our Common Stock on a national securities exchange, including any fees charges by The Depository Trust for new securities; (iv) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (v) all fees, expenses and disbursements relating to the registration or qualification of our Common Stock under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as the underwriter may reasonably designate; (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of our securities under the securities laws of such foreign jurisdictions as the underwriter may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the underwriting agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the underwriter may reasonably deem necessary; (viii) the costs and expenses of our public relations firm; (ix) the costs of preparing, printing and delivering certificates representing our shares of Common Stock; (x) fees and expenses of the transfer agent for our Common Stock; (xi) stock transfer and/or stamp taxes, if any, payable upon the transfer of shares of our Common Stock from us to the underwriter; (xii) the costs associated with post-Closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (xiii) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the Closing in such quantities as the underwriter may reasonably request, in an amount not to exceed $3,000; (xiv) the fees and expenses of our accountants; (xv) the fees and expenses of our legal counsel and other agents and representatives; (xvi) the fees and expenses of the underwriter’s legal counsel not to exceed $125,000; (xvii) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (xviii) $10,000 for data services and communications expenses; (xix) up to $10,000 of the underwriter’s actual accountable “road show” expenses; and (xx) up to $30,000 of the underwriter’s market making and trading, and clearing firm settlement expenses for this offering; provided, however, that the total costs and expenses relating to this offering for which we will reimburse the underwriters shall not exceed $200,000.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and excluding the non-accountable expense allowance, are approximately $[   ].

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue the Representative warrants (“Representative’s Warrants”) to purchase up to 5% of the aggregate number of shares of Common Stock sold. The Representative’s Warrants will be exercisable at an exercise price of $ (representing 125% of the assumed public offering price of $ per share). The Representative’s Warrants are immediately exercisable and will expire on the four- and one-half year anniversary of the date that is 180 days from the commencement of sales of the securities issued in this offering.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of our Common Stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, and our executive officers and directors and certain beneficial owners of 5% or more of our Common Stock, have agreed, without the prior written consent of the Representative, not to, directly or indirectly, offer to sell, sell, pledge, or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our Common Stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our Common Stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to us and our executive officers and directors, a period of 180 days from the date of this prospectus, and, with respect to us and certain of our 5% or more stockholders, a period of 90 days from the date of this prospectus.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they have discretionary authority.

Determination of Offering Price

The public offering price of the shares of our Common Stock that we are offering was negotiated between us and the Representative based on, among other things, the trading price of our Common Stock prior to the offering. Other factors considered in determining the public offering price of the shares of our Common Stock include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering, and such other factors as were deemed relevant.

Right of First Refusal

In connection with this offering, the representative shall have an irrevocable right of first refusal for a period of twelve (12) months from the closing of this offering (the “ROFR Period”), to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor, sole and exclusive underwriter and/or sole and exclusive placement agent, at the underwriter’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all equity linked financings (subject to certain exclusions and each, a “Subject Transaction”), during the ROFR Period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the representative for such Subject Transactions. For the avoidance of any doubt, the company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. If the Company terminates the engagement of the representative for cause, in compliance with FINRA Rule 5110(g)(5)(B), then no such right of first refusal will be granted to the representative.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Common Stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our Common Stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of Common Stock over allotted by the underwriters is not greater than the number of shares of Common Stock that they may purchase in the overallotment option. In a naked short position, the number of shares of Common Stock involved is greater than the number of shares of Common Stock in the overallotment option. To close out a short position, the underwriters may elect to exercise all or part of the overallotment option. The underwriters may also elect to stabilize the price of our Common Stock or reduce any short position by bidding for, and purchasing, Common Stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of Common Stock in this offering because the underwriter repurchases the shares of Common Stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our Common Stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Common Stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of Common Stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some, or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus s made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area-Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to the Company in connection with the registration and offering of the securities offered in this prospectus and, as such, will pass upon the validity of the securities offered in this prospectus. The underwriter is being represented by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

EXPERTS

The financial statements of ConnectM as of and for the years December 31, 2024 and 2023 included in the registration statement, of which this prospectus forms a part, have been audited by Adeptus Partners, LLC, an independent registered public accounting firm, as stated in their report herein (which contains an explanatory paragraph relating to substantial doubt about the ability of ConnectM to continue as a going concern), appearing elsewhere in this prospectus, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at www.sec.gov.

Our website address is www.connectm.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D and 13G with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

Page
Audited Financial Statements of ConnectM Technology Solutions, Inc.
Report of Independent Registered Public Accounting Firm	F-34
Consolidated Balance Sheets as of December 31, 2024, and 2023	F-35
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2024, and 2023	F-36
Consolidated Statements of Changes in Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit) for the years ended December 31, 2024 and 2023	F-37
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023	F-38
Notes to Consolidated Financial Statements	F-39

CONNECTM TECHNOLOGY SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in USD, except number of shares)

	September 30,	December 31,
	2025	2024
	(unaudited)
Assets
Current assets
Cash	$2,213,219	$2,407,843
Accounts receivable - net	5,680,625	1,897,471
Contract asset	450,189	206,750
Inventories, net	479,100	550,695
Forward purchase agreement derivative asset	—	1,471,000
Working capital advances	—	266,831
Prepaid expenses and other current assets	2,302,634	1,530,842
Total current assets	11,125,767	8,331,432
Right-of-use asset – operating lease	242,809	221,479
Right-of-use asset – finance lease	69,810	130,774
Property and equipment, net	3,258,326	936,573
Goodwill	5,157,376	1,728,108
Intangible assets, net	2,232,334	1,408,176
Total Assets	$22,086,422	$12,756,542
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,204,688	$10,497,488
Accrued expenses and other current liabilities	3,134,561	3,207,233
Contingent consideration liability	1,186,786	259,243
Debt, net of debt discount	7,515,555	7,019,499
Convertible debt, at fair value	7,006,545	8,542,323
Derivative liabilities	395,619	4,229,478
Operating lease liability	105,438	117,120
Finance lease liability	74,615	103,392
Contract liabilities	2,231,672	602,469
Other payable	3,311,000	—
Deferred tax liabilities	52,177	—
Total current liabilities	32,218,656	34,578,245
Debt, net of current portion	1,025,664	1,303,665
Operating lease liabilities, net of current portion	146,667	135,239
Finance lease liabilities, net of current portion	48,815	91,726
Contingent consideration liability, net of current portion	399,236	434,174
Total liabilities	33,839,038	36,543,049
Commitments and Contingencies
Stockholders’ Deficit:
Preferred stock Series A, $0.001 par value, 10,000,000 shares authorized as of September 30, 2025 and December 31, 2024 no shares issued or outstanding as of September 30, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value, 250,000,000 shares and 100,000,000 shares authorized as of September 30, 2025 and December 31, 2024 respectively, 94,610,973 and 29,093,289 issued and outstanding as of September 30, 2025 and December 31, 2024 respectively	9,460	2,910
Additional paid-in-capital	43,454,545	20,152,919
Accumulated deficit	(57,134,144)	(45,426,099)
Accumulated other comprehensive income	37,084	166,007
Total ConnectM Technology Solutions, Inc.'s stockholders’ deficit	(13,633,055)	(25,104,263)
Non-controlling interest	1,880,439	1,317,756
Total stockholders’ deficit	(11,752,616)	(23,786,507)
Total liabilities and stockholders’ deficit	$22,086,422	$12,756,542

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(all amounts in USD, except number of shares)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
		Restated		Restated
Revenues	$8,707,042	$5,997,703	$26,206,876	$16,380,734
Cost of revenues	5,832,429	$4,200,351	17,345,653	11,009,940
Gross profit	2,874,613	1,797,352	8,861,223	5,370,794
Selling, general and administrative expenses	5,691,338	$4,330,687	18,270,674	10,362,504
Loss on impairment of intangible assets	—	$—	—	405,658
Loss from operations	(2,816,725)	(2,533,335)	(9,409,451)	(5,397,368)
Other income (expense):
Interest expense	(153,654)	(676,192)	(749,289)	(1,829,309)
Gain (loss) on extinguishment of debt and vendor payable	2,391,287	(951,991)	(1,714,405)	(1,543,855)
Change in fair value of convertible debt	(1,063,621)	(1,622,916)	(1,893,893)	(1,622,916)
Change in fair value of forward purchase agreement	—	(8,123,887)	(971,000)	(8,123,887)
Gain on Extinguishment of debt	—	2,257,814	—	2,257,814
Change in fair value of derivative liabilities	17,821	(30,919)	(526,388)	(30,919)
Gain on forward purchase agreement	—	1,547,236	—	1,547,236
Gain on modification of liabilities	194,523	—	194,523	—
Bargain purchase gain	—	—	2,486,702	—
Change in fair value on 3(a)(10) Settlement Agreement (Note 5)	148,725	—	766,691	—
Other income (expense), net	288,602	270,049	440,021	58,404
Total other income (expense), net	1,823,683	(7,330,806)	(1,967,038)	(9,287,432)
Net loss	(993,042)	(9,864,141)	(11,376,489)	(14,684,800)
Less: net income (loss) attributable to noncontrolling interests	152,529	60,148	331,556	51,703
Net loss attributable to ConnectM Technology Solutions, Inc.	$(1,145,571)	$(9,924,289)	$(11,708,045)	$(14,736,503)
Other comprehensive income (loss):
Foreign currency translation adjustments	(95,844)	19,479	(128,923)	29,869
Comprehensive income/(loss) before noncontrolling interests	(1,241,415)	(9,904,810)	(11,836,968)	(14,706,634)
Less: comprehensive loss/(income) attributable to non-controlling interests	152,529	60,148	331,556	51,703
Comprehensive Income/(loss) attributable to ConnectM Technology Solutions, Inc.	$(1,393,944)	$(9,964,958)	$(12,168,524)	$(14,758,337)

Weighted average shares outstanding of common stock	75,526,418	21,152,671	54,752,325	15,973,225
Basic and diluted net loss per share, common stock	$(0.02)	$(0.47)	$(0.22)	$(0.92)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(all amounts in USD, except number of shares)

	For the Nine Months Ended September 30, 2025
					Accumulated
			Additional		Other			Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit	interests	Deficit
Balances, as of December 31, 2024	29,093,289	$2,910	20,152,919	$(45,426,099)	$166,007	$(25,104,263)	$1,317,756	$(23,786,507)
Issuance of common stock to settle claim under 3(a)(10) Settlement Agreement (Note 5)	3,674,558	367	3,076,885	—	—	3,077,252	—	3,077,252
Issuance of common stock to settle share reset derivative liabilities	2,737,168	274	1,711,731	—	—	1,712,005	—	1,712,005
Other comprehensive income	—	—	—	—	10,781	10,781	—	10,781
Net (loss) income	—	—	—	(7,018,410)	—	(7,018,410)	41,071	(6,977,339)
Balances, as of March 31, 2025	35,505,015	$3,551	24,941,535	$(52,444,509)	$176,788	$(27,322,635)	$1,358,827	$(25,963,808)
Issuance of common stock to extinguish obligations to vendors and lenders under 3a10 plan	10,069,573	1,006	5,410,492	—	—	5,411,498	—	5,411,498
Issuance of common stock to BOD and employees	2,207,222	221	504,912	—	—	505,133	—	505,133
Issuance of common stock in connection with stock subscription	3,658,333	366	804,634	—	—	805,000	—	805,000
Issuance of common stock in connection with the conversion of convertible debt and accrued interest under 3(a)(9) exchange	15,290,930	1,529	7,739,386	—	—	7,740,915	—	7,740,915
Issuance of common stock in connection with acquisition of ATS & SESB	4,900,000	490	3,140,988	—	—	3,141,478	—	3,141,478
Increase in non-controlling interests from business combination	—	—	—	—	—	—	228,520	228,520
Other comprehensive income	—	—	—	—	(43,860)	(43,860)	—	(43,860)
Net (loss) income	—	—	—	(3,544,064)	—	(3,544,064)	137,956	(3,406,108)
Balances, as of June 30, 2025	71,631,073	$7,163	42,541,947	$(55,988,573)	$132,928	$(13,306,535)	$1,725,303	$(11,581,232)
Issuance of common stock in connection with the conversion of convertible debt under 3(a)(9) and settlement of vendor obligations	21,194,562	2,119	868,485	—	—	870,604	—	870,604
Issuance of common stock to BOD and employees	651,087	65	31,750	—	—	31,815	—	31,815
Adjustment in non controlling interests from business combination	—	—	—	—	—	—	2,607	2,607
Issuance of common stock in connection with share exchange agreement to settled accounts payable vendors	1,134,246	113	12,363	—	—	12,476	—	12,476
Other comprehensive income	—	—	—	—	(95,844)	(95,844)	—	(95,844)
Net loss	—	—	—	(1,145,571)	—	(1,145,571)	152,529	(993,042)
Balances, as of September 30, 2025	94,610,968	$9,460	43,454,545	$(57,134,144)	$37,084	$(13,633,055)	$1,880,439	$(11,752,616)

	For the Nine Months Ended September 30, 2024 (restated)
					Accumulated
			Additional		Other			Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit	interests	Deficit
Balances, as of - December 31, 2023	1,588,141	159	1,307,065	(22,860,351)	114,624	(21,438,503)	(26,345)	(21,464,848)
Retroactive application of recapitalization	11,750,296	1,175	11,981,109	—	—	11,982,284	—	11,982,284
Balances, as of - December 31, 2023	13,338,437	$1,334	$13,288,174	$(22,860,351)	$114,624	$(9,456,219)	$(26,345)	$(9,482,564)
Stock-based compensation expense	—	—	41	—	—	41	—	41
Other comprehensive income	—	—	—	—	10,518	10,518	—	10,518
Net loss	—	—	—	(2,605,710)	—	(2,605,710)	2,337	(2,603,373)
Balances, as of March 31, 2024	13,338,437	$1,334	$13,288,215	$(25,466,061)	$125,142	$(12,051,370)	$(24,008)	$(12,075,378)
Stock-based compensation expense	—	—	322	—	—	322	—	322
Noncontrolling interest ownership change	—	—	50,931	—	—	50,931	(759)	50,172
Issuance of common stock	5,000	1	34,999	—	—	35,000	—	35,000
Other comprehensive income	—	—	—	—	(128)	(128)	—	(128)
Net loss	—	—	—	(2,206,504)	—	(2,206,504)	(10,782)	(2,217,286)
Balances, as of June 30, 2024	13,343,437	$1,335	$13,374,467	$(27,672,565)	$125,014	$(14,171,749)	$(35,549)	$(14,207,298)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in USD)

	Nine Months Ended September 30,
	2025	2024
		Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,376,489)	$(14,684,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for expected credit loss	777,252	—
Depreciation and amortization expense	640,412	506,848
Amortization of debt discount	133,789	59,937
Stock-based compensation expense	536,948	35,523
ROU amortization on finance leases	60,964	85,540
ROU amortization on operating leases	49,488	84,644
(Gain) Loss on extinguishment of debt	1,714,405	(713,950)
Loss on impairment of intangible assets	—	405,658
Unrealized (gain) loss on fair value measurement of debt	—	1,622,916
Gain on settlement of accounts payable	(194,524)	—
Loss on reposessed vehicle	12,706	—
Bargain purchase gain	(2,486,702)	—
Loss on termination of lease	30,906	—
Gain on forward purchase agreement	—	(1,547,375)
Gain on disposal of property and equipment	(23,500)	—
Other income and expense	905,794	—
Change in fair value of convertible debt	1,893,893	—
Change in fair value of derivative liabilities	526,388	30,919
Change in fair value of forward purchase agreement	971,000	8,123,473
Change in fair value of 3(a)(10) Settlement Agreement (Note 4)	(766,691)	—
Changes in operating assets and liabilities:
Accounts receivable - net	(3,379,767)	(558,307)
Contract asset	(243,439)	343,646
Inventory	65,857	(42,361)
Prepaid expenses and other current assets	(120,135)	(25,949)
Accounts payable	2,051,047	2,722,671
Accrued expenses	(135,436)	1,295,107
Operating lease liabilities	(55,282)	(56,398)
Working capital advances	102,302	(459,241)
Contract liabilities	1,612,284	—
Net cash used in operating activities	(6,696,530)	(2,771,499)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(8,302)	(58,804)
Proceeds from the sale of property and equipment	23,500	—
Cash received (paid) for noncontrolling interest	559,115	(60,000)
Cash paid for capitalized software development costs	(465,384)	(128,959)
Acquisitons, net of cash acquired	—	699,292
Net cash received from investing activities	108,929	451,529
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the business combination	—	80,094,640
Cash transferred in connection with forward purchase agreement	—	(37,623,601)
Proceeds form the issuance of debt	735,000	5,973,079
Proceeds from the issuance of convertible notes	5,456,000	740,000
Proceeds from Stock Subscription agreement	805,000	—
Proceeds from factoring receivable arrangements	607,586	—
Cash paid for debt issuance cost	—	(788,000)
Payment of deferred offering cost		(1,242,433)
Repayments of debt	(1,262,427)	(1,765,061)
Repayments on convertible notes	(75,000)	(50,000)
Repayment of premium financing obligations	(222,664)	—
Advance from lender	—	574,046
Advance to Monterey Capital Acquisition Corporation	—	(1,933,695)
Proceeds from Forward Purchase agreement	500,000	765,894
Payments from the redemption of preferred stock	—	(41,652,720)
Payment on finance leases	(62,914)	(73,167)
Net cash provided by financing activities	6,480,581	3,018,982
Effect of exchange rate changes on cash and cash equivalents	(87,604)	22,713
Net decrease in cash and cash equivalents	(194,624)	721,725
Cash, beginning of the period	2,407,843	1,160,368
Cash, end of the period	$2,213,219	$1,882,093
Supplemental disclosures of cash flow information:
Cash paid for interest	$120,966	$221,994
Cash paid for taxes	$—	$—
Supplemental disclosures of noncash financing information:
Conversion of preferred stock to common stock	$—	$11,982,284
Conversion of convertible debt to common stock	$—	$3,779,276
Assets and liabilities assumed in connection with the business combination	$—	$38,463,220
Contingent consideration payable incurred in connection with Delivery Circle Acquisition	$—	$2,382,000
Reclasssification of timing of lease payments	$—	$143,697
Recapitalization of ACA noncontrollin interests	$—	$110,931
Fair value of shares issued to settle Claim under 3(a)(10) Settlement Agreement	$8,488,750	$—
Carrying value of accounts payable extinguished with 3(a)(10) Settlement Agreement	$5,278,077	$—
Carrying value of debt extinguished with 3(a)(10) Settlement Agreement	$3,630,000	$—
Fair value of shares issued to settle the share reset derivative liabilities	$1,712,005	$—
Extinguishment of accounts payable through issuance of debt	$250,021	$—
Repossessed vehicle	$39,228	$—
Fair value of shares issued to settle Claim under 3(a)(9) Settlement Agreement	$8,611,519	$—
Extinguishment of derivative liability	$2,648,508	$—
Recognition of non-cash assumption of debt	$2,724,485	$—
Removal of ROU asset and lease liability at lease termination	$42,413	$—
Reclassification of remaining obligation under terminated lease	$59,037	$—
Acquisition of non-controlling interest	$231,127	$—
Shares issued to acquire new subsidiaries	$3,141,478	$—
Financed insurance premium	$336,075	$—
Modification of derivative liability	$2,648,508	$
Deferred offering costs included in accounts payable	$—	$1,297,101

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

AND 2024 (UNAUDITED)

NOTE 1: ORGANIZATION AND OPERATIONS

ConnectM Technology Solutions, Inc. (the “Company”), a Delaware corporation, who conducts its operations through its subsidiaries, is a constellation of companies offering solutions to its customers for the (i) decarbonization of homes, critical infrastructure, and businesses through the deployment of energy management as a service offerings, weatherization, HVAC, solar, battery, and EV charging hardware all powered by our proprietary AI-driven energy intelligence platform, (ii) facilitation of business-to-business transportation for products using contracted drivers through its online and mobile last mile local delivery platform, and (iii) management of connected operations using its industrial internet of things (“IIoT”) platform. The Company also provides a managed solutions service offering that includes human resources management, procurement services, omnichannel marketing and lead generation services and access to working capital loans to improve operating efficiencies and enhance profitability. The platforms and software that are used to deliver the solutions harvest data that is transformed into insights that its customers are able to access and use for analysis and action. The Company earns revenue outside the United States from its Owned Service Network and Transportation segments.

The Company also offers physical products as part of its solutions offerings, including an AI-driven intelligent heat pump system for use in the decarbonization of homes and businesses solution and display clusters, digital control units and vehicle control units used in the management of connected operations solution.

Basis of presentation and principles of consolidation: On July 12, 2024, the Company consummated the Business Combination which was accounted for as a reverse recapitalization with Legacy ConnectM being deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy ConnectM issuing stock for the net assets of MCAC, accompanied by a recapitalization. The net assets of MCAC were stated at fair value, with no goodwill or other intangible assets recorded. While MCAC was the legal acquirer in the Business Combination, because Legacy ConnectM was deemed the accounting acquirer, the historical financial statements of Legacy ConnectM became the historical financial statements of the combined company, upon consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Legacy ConnectM prior to the Business Combination; (ii) the combined results of MCAC and Legacy ConnectM following the closing of the Business Combination; (iii) the assets and liabilities of Legacy ConnectM at their historical cost; and (iv) the Company’s equity structure for all periods presented. For more details on the reverse recapitalization, see Note 5 to the Company’s Consolidated Financial Statements as presented in its Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on August 4, 2025. As a result of the reverse recapitalization, all references to numbers of common shares and per common share data for 2024 in these unaudited condensed consolidated financial statements and related notes have been retroactively adjusted to account for the effect of the reverse recapitalization.

These condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its controlled subsidiaries over which the Company exercises majority board control; Investment in joint ventures, in which the Company shares equal control with its partner, are accounted for under the equity method. Intercompany accounts, transactions, profits and losses have been eliminated in consolidation. Investments in entities where the Company holds at least a 20% ownership interest and have the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. These interim consolidated statements have been prepared pursuant to the rules and regulations of the SEC, which permit reduced disclosure for interim periods. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, changes in stockholders’ deficit, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s latest Annual Report on Form 10-K for the year ended December 31, 2024 and 2023, as filed with the SEC on August 4, 2025. The consolidated balance sheet as at December 31, 2024, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The interim results for the three and six months ended September 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for any future periods. Certain reclassifications have been made to the amounts in prior periods to conform to the current period’s presentation.

Any reference in these footnotes to the applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).Non-controlling Interest

The portion of equity not owned by the Company in entities controlled and consolidated by the Company are presented as non-controlling interest and classified as a component of consolidated stockholders’ deficit, separate from total stockholders’ deficit on the Company’s consolidated balance sheets. The amount recorded is based on the noncontrolling interest holders’ initial investment, adjusted to reflect the non-controlling interest holder’s share of earnings or losses from the Company controlled entity, and any distributions received or additional contributions made by the noncontrolling interest holder. Changes to the Company's ownership that do not result in a loss of control are accounted for as equity transactions.

The earnings or losses from the entity attributable to noncontrolling interests are reflected in net income attributable to non-controlling interests on the accompanying consolidated statements of operations and comprehensive loss. All significant intercompany accounts, transactions, and profits and losses were eliminated in consolidation. These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or $), which is the functional currency of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the accounting policies during the nine months period ended September 30, 2025, as compared to the significant accounting policies described in Note 3 of the Notes to Consolidated Financial Statements in the Company’s audited consolidated financial statements included in the Company’s latest Annual Report on Form 10-K for the year ended December 31, 2024 and 2023, as filed with the SEC on August 4, 2025.

Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts financial assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company’s most significant estimates and judgments involve the identification of intangible assets in business combination, valuation of acquired assets and assumed liabilities in a business combinations, classification of financial instruments as equity or liability, valuation of equity-classified and liability-classified financial instruments, the useful lives of long-lived assets, assumptions used in assessing impairment of long-lived assets, valuation of contingent consideration obligations, and the valuation of convertible debt reported at fair value.

Segment reporting: ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM focuses on operating (loss) income from operations as the primary measure to manage the business. Segment operating (loss) income from operations is (loss) income before interest expense, other expense, other income, unallocated corporate costs, and income taxes. There are four operating and reportable segments based on the level at which the CODM reviews operating results, assesses performance and makes decisions regarding resource allocation as follows:

(1)	Owned service network segment consists of our owned service providers who serve as a single point solution provider for enterprises, infrastructure providers, homeowners, and light commercial building owners for their electrification and decarbonization needs, including system design, installation, monitoring, maintenance and repair. The owned service providers use the Company’s technology platform, which provides maintenance, repair, and installation guidance and optimization (the “Technology Platform”), in servicing the homeowners and light commercial building owners.

(2)	Managed solutions segment provides third party residential and light commercial service providers with access to the Technology Platform as well as a selection of servicing offerings that the managed solutions customer can select from, including human resources management, procurement services, omnichannel marketing and lead generation as well as access to short-term working capital loans.

(3)	Logistics segment focuses on the facilitation of business-to-business transportation of heavy goods using the Company’s last mile delivery software.

(4)	Transportation segment focuses on the sale of hardware, software and technical services to original equipment manufacturers (“OEMs”). OEMs have the option to buy access to the Technology Platform to remotely monitor the performance of the hardware.

Impairment of long-lived assets and concentration of risk

The Company assessed its long-lived assets for impairment and concluded that there were no indicators of impairment during the three and nine months ended September 30, 2025 and 2024. Management has evaluated potential concentrations of risk related to its long-lived assets, including dependencies on major customers, vendors, or geographic markets, and does not believe that any such concentrations exist that would subject the Company to material risk.

Business Combination

The Company accounts for business combinations under the provisions of ASC 805, Business Combinations, which requires that the acquisition method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values. ASC 805 also specifies criteria that intangible assets acquired in a business combination must be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Bargain purchase gains arising from business combinations are recognized in other income (expense) within the statement of operations and comprehensive loss in the period of acquisition, in accordance with ASC 805. Determining the fair value of assets acquired, liabilities assumed, and noncontrolling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items. The results of operations for an acquired business are included in the Company’s consolidated financial statements from the date of acquisition.

Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date with changes in the fair value recorded through earnings.

Investments in Joint Ventures

The Company accounts for investments in joint ventures under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures, when it has the ability to exercise significant influence over the operating and financial policies of the investee but does not control it. Under the equity method, the Company’s share of the joint venture’s earnings or losses is recognized in the consolidated statements of operations within other income (expense). The carrying value of equity method investments is reported within other noncurrent assets on the consolidated balance sheets. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

As part of the April 2025 acquisition of Cambridge Energy Resources Pvt. Ltd. (“CER”), the Company acquired an interest in a joint venture that is accounted for under the equity method.

Net loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding the effects of any potential dilutive securities. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common share equivalents had been issued and if the additional common shares were dilutive. Loss per share excludes all potential dilutive shares of common shares if their effect is anti-dilutive.

For the three and nine months ended September 30, 2025 and 2024, potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock options and warrants (using the treasury stock method) and the conversion of convertible notes payable. Conversion features of notes payable may have a variable conversion feature, amending the number of conversion shares based on the market price of the stock. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

Diluted net loss per share includes the potential dilutive effect of common stock equivalents as if such securities were converted or exercised during the period, when the effect is dilutive. Given the Company is in a net loss position for the three and nine months ended September 30, 2025 and 2024, there is no difference between basic and diluted net loss per share.

The following table summarizes the potentially dilutive securities excluded from the computation of diluted shares outstanding because the effect of including these potential shares was anti-dilutive:

Options	473,929
Warrants	13,067,494
Convertible notes payable that convert into common stock	6,329,185
Total	19,870,608

Recently issued accounting pronouncements, not yet adopted

ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any amendments the SEC does not remove by September 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

ASU 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”) updates accounting standards for revenue recognition (ASC 606), lease accounting (ASC 842), and impairment of long-lived assets (ASC 360). ASU 2024-02 provides enhanced guidance for estimating variable consideration, accounting for contract modifications, determining lease terms, and simplifying impairment testing for long-lived assets. It also introduces increased disclosure requirements for financial instruments and derivatives. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023 - 09, Improvements to Income Tax Disclosures, which amends Income Taxes (Topic 740). The FASB issued this update to improve annual basis income tax disclosures related to (1) rate reconciliation, (2) income taxes paid, and (3) other disclosures related to pretax income (or loss) and income tax expense (or benefit) from continuing operations. The effective date for this amendment is January 1, 2025, with early adoption permitted. These amendments are to be applied on a prospective basis; however, retrospective application is permitted. We plan to adopt the standard when it becomes effective for us beginning in our fiscal year 2025 annual financial statements, and we expect the adoption of the standard will impact certain areas of our income tax disclosures.

In November 2024, the FASB issued ASU 2024 - 03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220 - 40) Disaggregation of Income Statement Expenses. The new guidance is intended to enhance transparency and disclosures by requiring public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025 - 01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220 - 40): Clarifying the Effective Date. The ASU is effective for our annual report as of December 31, 2027, and for interim reporting periods beginning in the first quarter of 2028, with early adoption permitted. We are in the process of evaluating the impact that the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024 - 04, Debt - Debt with Conversion and Other Options (Subtopic 470 - 20) Induced Conversions of Convertible Debt Instruments. The new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The ASU is effective beginning in 2026, with early adoption permitted. We will utilize this guidance for any future induced conversions or extinguishments of our convertible notes.

NOTE 3: GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. As of September 30, 2025, the Company had cash of approximately $2,213,000. The Company had a working capital deficit of approximately $21,093,000 September 30, 2025 and incurred a net loss and generated negative cash flow from operating activities of approximately $11,376,000 and $6,697,000 respectively, for the nine months ended September 30, 2025.

On May 6, 2025, the Company received a determination letter (the “Delisting Notification”) from the Nasdaq Hearings Advisor stating that the Panel has determined to delist the Company’s common stock, par value $0.0001 per share from the Nasdaq Capital Market, and Nasdaq suspended trading in the Company’s Common Stock on May 7, 2025 because the Company has not demonstrated compliance with the MVLS Rule, nor does it meet any of the alternative requirements under Nasdaq Listing Rule 5550(b) and has failed to demonstrate that additional time to regain compliance is appropriate.

As of the date of this filing, the Company has not made certain scheduled payments under the SEPA Convertible Note and is therefore in technical default under the agreement. However, Yorkville has not issued a formal notice of default, and the Company remains in ongoing discussions with Yorkville regarding a potential resolution and restructuring of the outstanding obligations. The Company is required to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three Installment Payments, as defined in the promissory note, coming due. As of September 30, 2025, the minimum cash balance required was approximately $2,499,000.

As of the date of this filing, the Company has not made certain scheduled payments and is therefore in technical default under four of the secured promissory notes entered into in June 2024. The total outstanding principal and accrued interest under these notes was approximately $673,000 as of September 30, 2025. However, no formal default notices have been received and the four noteholders have continued to work cooperatively with the Company. Management is engaged in discussions with the noteholders regarding repayment arrangements and believes a mutually satisfactory resolution will be reached.

These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these unaudited consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of expenses and ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

If additional equity or debt financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its results of operations and financial condition would be materially and adversely affected. Any such financing likely would be dilutive to existing stockholders and could result in significant financial operating covenants that would negatively impact the Company business.

Based on the foregoing, management has concluded there is substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the unaudited consolidated financial statements are issued. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 4: ACQUISITIONS

ATS and SESB acquisitions

On April 28, 2025, the Company entered into a stock purchase agreement with W4 Partners LLC (the “Seller”), for the purposes of acquiring from the Seller all of the issued and outstanding equity securities of Air Temp Service Co, Inc. (“ATS”) and Solar Energy Systems of Brevard, Inc (“SESB”) in exchange for the issuance of 2,200,000 shares of the Company’s common stock. Per the terms of the stock purchase agreement, if the Company was delisted from the NASDAQ exchange within 90 days of closing, the Company was required to issue an additional 2,700,000 shares of the Company’s common stock. The total fair value of the 4,900,000 shares of the Company’s common stock issued as consideration to the Seller was approximately $3,141,000, as determined using the closing share price on the date of agreement on April 28, 2025. Of the total purchase consideration of $3,141,000, $2,124,000 was allocated to ATS and $1,017,000 to SESB, with the allocation determined based on the relative annualized revenues of the two businesses.

ATS is engaged in the business of the maintenance, repair, installation and sale of residential and commercial heating and cooling systems and other products and related services and SESB is engaged in the business of the maintenance, repair, installation and sale of solar heating systems and related services. Prior to the closing of this acquisition, both ATS and SESB were customers in the Company’s Managed Solutions reporting segment.

CER acquisition

On April 25, 2025, ConnectM Technology Solutions Pvt. Ltd. (“ConnectM India” or “CMI”), a wholly owned subsidiary of the Company, acquired 100% of the equity shares of Cambridge Energy Resources Pvt. Ltd. (“CER”) and controlling interests in its two subsidiaries and one joint venture with equal control: (i) CER Microgrids Private Limited (“CER Microgrids”) (100%), (ii) CER Rooftop Private Limited (“CER Rooftop”) (55.64%), and (iii) CER Renewtech Private Limited (“CER Renewtech”) (50%).

This acquisition was executed under a court-supervised insolvency resolution plan approved by India’s National Company Law Tribunal (“NCLT”) under the Insolvency and Bankruptcy Code, resulted into a bargain purchase gain of approximately $2,487,000 which was reported in the accompanying Condensed Consolidated Statement of Operations and other comprehensive loss. Prior to acquisition, CER was under financial distress and undergoing insolvency proceedings. Under the NCLT-approved resolution plan:

1.	All outstanding equity shares of CER were cancelled, and ConnectM India became the sole legal and beneficial owner of CER as of the acquisition date.

2.	Certain liabilities were restructured and settled in accordance with the approved resolution plan.

3.	Control of operations, assets, and liabilities was transferred to ConnectM India at values established in the approved resolution plan.

ConnectM India committed to provide approximately $1,130,000 as a capital infusion in exchange for all of CER’s equity, of which approximately $381,200 had been funded as of June 30, 2025, with the remaining payments due on November 4, 2025. Pursuant to the court-approved resolution plan, these funds were used to settle approved creditor claims and to recapitalize CER.

CER expands the Company’s operating presence in India’s rooftop solar distributed energy (solar and battery) and telecommunications enterprise energy-management sectors. Consistent with the Company’s reporting in prior periods, the operations of CER are included within the Owned Service Network segment, reflecting the alignment of its products, services, and business model with the Company’s existing solar and battery platform.

CER provides enterprise infrastructure solutions, including the setup, operation, and maintenance of rooftop and ground-based mobile network towers, primarily serving the telecommunications sector. Through its subsidiaries, CER also delivers distributed energy solutions for telecommunications towers, including energy storage, backup power, and hybrid microgrid systems to ensure uninterrupted tower operations. CER Rooftop focuses on the installation and maintenance of rooftop towers for telecommunications providers, while CER Microgrids develops and operates battery storage and hybrid microgrid systems that complement the Company’s broader solar and battery offerings.

The Company estimated the provisional fair value of acquired assets and liabilities as of the effective time of the business combination based on information currently available and continues to adjust those estimates upon refinement of market participant assumptions for integrating businesses. As the Company finalizes the fair value of assets acquired and liabilities assumed, additional purchase price adjustments may be recorded during the measurement period, but no later than one year from the date of the Business Combination. The Company will reflect measurement period adjustments, if any, in the period in which the adjustments are recognized. Final determination of the fair values may result in further adjustments to the values presented in the following table.

Presented below is the provisional purchase price allocation for the acquisitions noted above.

	ATS	SESB	CER
Date of Acquisition(s)	April 28, 2025	April 28, 2025	April 25, 2025
Cash	$—	—	559,115
Accounts receivable	143,886	6,171	1,343,414
Prepaid expenses and other current assets	143,858	—	428,776
Property and equipment, net	86,670	—	2,720,468
Right-of-use asset – operating lease	113,231	—	—
Customer relationships	200,000	140,000	—
Trademark	160,000	82,000	—
Total assets acquired	847,645	228,171	5,051,773
Accounts payable	240,014	—	158,176
Accrued expenses and other current liabilities	138,508	8,118	1,119,487
Debt, net of debt discount	164,772	47,892	1,003,851
Contract liabilities	18,400	—	—
Operating lease liabilities	116,798	—	—
Deferred tax liability	—	—	54,234
Debt, net of current portion	183,155	—	—
Total liabilities assumed	861,647	56,010	2,335,748
Net assets acquired	$(14,002)	172,161	2,716,025

Goodwill	$2,612,975	817,705	—
Non-controlling interest	$—	—	228,520

The acquired accounts receivable were recorded at fair value, representing amounts that have subsequently been collected or are expected to be collected from customers. Property and equipment acquired primarily represent installation and service equipment located at CER and its subsidiaries. The fair value of acquired customer relationships was estimated using a discounted cash flow approach based on projected earnings attributable to these relationships, with expected useful lives of 15 and 11 years for ATS and SESB, respectively. The fair value of acquired trademarks was estimated using a relief-from-royalty method under the income approach, which measures the present value of expected royalty savings from continued use of the acquired brands, with expected useful lives of 10 years for both ATS and SESB. Goodwill of $2,612,975 was recognized in connection with the acquisition of ATS, and goodwill of $817,705 was recognized in connection with the acquisition of SESB. The goodwill primarily reflects the Company’s ability to generate synergies through the integration of these businesses, expand and deepen customer relationships, establish beachheads in strategic geographies, broaden service offerings, and realize operational efficiencies that are not separately recognized as identifiable intangible assets.

The results of these acquired entities are presented within the Company’s operating segments as follows:

•	CER – reported within the Owned Service Network segment. CER contributed approximately $28,000 of revenue from the acquisition date through June 30, 2025.

•	ATS – reported within the Owned Service Network segment. ATS contributed approximately $380,000 of revenue from the acquisition date through June 30, 2025.

•	SESB – reported within the Owned Service Network segment. SESB had nil revenue from the acquisition date through June 30, 2025.

Revenues from these acquisitions from their respective acquisition dates through June 30, 2025 were not material to the Company’s consolidated results, and no new revenue recognition policies were required as a result of these acquisitions.

NOTE 5: ACCOUNTS PAYABLE

Accounts payable includes trade payables and accrued vendor obligations. In addition, accounts payable includes credit card payable balances of about $733,000 and $612,000 as of June 30, 2025 and December 31, 2024, respectively.

NOTE 6: OTHER PAYABLE

In January 2025, the Company entered into a settlement agreement and stipulation (the “3(a)(10) Settlement Agreement”) with Last Horizon, pursuant to which the Company agreed to issue shares of the Company’s common stock to Last Horizon in exchange for the settlement of approximately $8,908,000 (the “Claim”) to resolve outstanding overdue liabilities with a lender and certain of its vendors. The 3(a)(10) Settlement Agreement was subject to a fairness hearing pursuant to Section 3(a)(10) of the Securities Act of 1933 (the “Securities Act”) and on January 29, 2025, a Federal court in Florida held a fairness hearing and granted approval of the 3(a)(10) Settlement Agreement in its order (the “Order”).

Per the terms of the 3(a)(10) Settlement Agreement, the Company is required to issue freely trading securities pursuant to Section 3(a)(10) of the Securities Act equal to the total amount of the Claim divided by the lower of (i) the closing share price on the date of issuance or (ii) 85.0% multiplied by the lowest volume weighted average price (the “VWAP”) during the five day period preceding the share request inclusive of the day of the request (the “Valuation Period”), subject to a minimum price floor of $0.02 per share (the “Purchase Price”). In the event the shares are not delivered to Last Horizon’s brokerage account on the same date as the share request or conversion notice, the Valuation Period will be extended to the date the shares are delivered.

On January 29, 2025 the Company accounted for the 3(a)(10) Settlement Agreement as an extinguishment of the outstanding obligations and realized a loss on extinguishment of approximately $2,716,000, which is recorded as a component of other income (expense) on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. The Company recognized a new obligation to Last Horizon at fair value at issuance and each subsequent reporting period as there is a variable number of shares that will be issued to settle the fixed dollar amount of the Claim (see Note 10). As of issuance and at June 30, 2025, the fair value of the 3(a)(10) Settlement Agreement was determined to be approximately $11,624,000 and $3,645,000, respectively, and was recorded as other payable on the accompanying condensed consolidated balance sheets.

In the event of a default event pursuant to (i) the trading of the Company’s shares of common stock shall have been halted, limited or suspended, (ii) minimum prices have been established for securities trading on the NASDAQ, (iii) any portion of the Company’s common stock is not eligible or is unable to be deposited or cleared through Last Horizon’s broker, brokerage account and/or clearing agent, the Company’s common stock is no longer eligible for book transfer delivery, or the Company has not made its required filings with the SEC, the multiplier to the VWAP used to determine the Purchase Price decreases from 85.0% to 75.0%. The Company triggered an event of default in April 2025 when it did not file its Form 10-K timely and in May 2025 when it was delisted from the NASDAQ.

Per the terms of the 3(a)(10) Settlement Agreement, the Company is required to reserve at least 1.5 time the greater of the number of shares that could be issued pursuant to the terms of the Order and reserve at its transfer agent, at a minimum, 10,000,000 shares of the Company’s common stock during the Valuation Period. The shares of Company’s common stock may only be released once all Claims have been settled. At June 30, 2025, the Company had reserved 255,869 shares of the Company’s common stock for issuance in connection with this 3(a)(10) Settlement Agreement.

During the three months and nine months ended September 30, 2025, the Company issued Nil and 13,744,131 shares of common stock with a fair value of Nil and $8,712,000 as determined by the closing price, to partially settle the obligation owed to Last Horizon. From July 1, 2025 through the date these condensed consolidated financial statements were issued, the Company has not issued any more shares of common stock to settle any portion of the remaining obligation owed to Last Horizon.

NOTE 7: CONVERTIBLE DEBT

2025 Convertible Notes

The Company entered into twenty three convertible note agreements in exchange for aggregate gross proceeds of $5,456,000 during the nine months ended September 30, 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes bear interest at a rate of 20.0% per annum. The 2025 Convertible Notes have maturity dates that range from 30-days to one year from the convertible note issuance date, optional conversion period that ranges from 30 to 210 days, and a conversion price that ranges from $0.25 to $1.15.

A summary of the individual convertible notes is as follows:

Issuance Date	Gross Proceeds	Conversion Price	Conversion Option Period of Exercisability (from issuance date)	Maturity Date (from issuance date)
1/25/2025	$250,000	$1.10	90-days	180-days
1/22/2025	50,000	$1.10	90-days	180-days
1/23/2025	100,000	$1.10	90-days	180-days
1/25/2025	150,000	$1.10	90-days	180-days
1/26/2025	50,000	$1.10	90-days	180-days
1/29/2025	1,000,000	$1.10	90-days	180-days
2/4/2025	150,000	$1.10	90-days	180-days
2/11/2025	50,000	$1.10	90-days	180-days
3/5/2025	200,000	$1.15	90-days	365-days
3/17/2025	250,000	$1.00	30-days	30-days
3/17/2025	250,000	$1.10	30-days	30-days
3/24/2025	30,000	$1.15	90-days	365-days
4/1/2025	100,000	$1.15	90-days	365-days
4/1/2025	150,000	$0.60	90-days	180-days
4/4/2025	20,000	$1.15	90-days	365-days
4/8/2025	100,000	$1.15	90-days	365-days
5/26/2025	156,000	Variable*	180-days	210-days
6/9/2025	500,000	$0.25	210-days	210-days
7/11/2025	500,000	$0.25	210-days	210-days
8/5/2025	200,000	$0.25	210-days	210-days
8/17/2025	200,000	$0.25	210-days	210-days
8/29/2025	500,000	$0.25	210-days	210-days
9/10/2025	500,000	$0.25	210-days	210-days
	$5,456,000

* From issuance until day 180, the Note's outstanding principal and accrued interest are convertible, at the holder's option, into common shares at a price equal to 90% of the lowest daily VWAP of the Company's common stock during the three trading days immediately preceding the conversion date.

The 2025 Convertible Notes are convertible at the option of the holder into shares of the Company’s common stock at a conversion price. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and accrued interest by the conversion price. The 2025 Convertible Notes may be prepaid in full or in part by the Company at any time without penalty.

The Company elected the fair value option for the 2025 Convertible Notes and therefore measured the 2025 Convertible Notes at fair value at issuance and each subsequent reporting period, with changes in fair value recognized in earnings. As of issuance and at September 30, 2025, the fair value of the 2025 Convertible Notes was determined to be approximately $5,456,000 and $3,785,000, respectively (see Note 10).

The 2025 Convertible Notes were convertible into 11,340,705 shares of the Company’s common stock on September 30, 2025.

2024 Convertible Notes

During the nine months ended September 30, 2025, the Company extended the maturity dates and the period the conversion option was exercisable for certain convertible notes because of the volatility the Company’s common stock price was experiencing. Further, the Company converted all the 2024 Convertible Notes into the Company’s common stock. This modification was accounted for in accordance with ASC 470, Debt.

The Company extinguished $600,000 and $2,440,000 of outstanding convertible notes through conversion into common stock during the three and nine months ended September 30, 2025 respectively.

NOTE 8: DEBT

Sale of future receipts

In March 2025, the Company entered into a payment agreement to extinguish the balance owed on the September 2024 Sale of Future Receipts (“SFR”) Agreement of approximately $69,000 for a cash payment of $25,000. The Company paid the amount in full during March 2025 and accounted for the payment agreement as an extinguishment of the September 2024 SFR Agreement and recorded approximately $12,000 as a gain on extinguishment on the accompanying unaudited condensed consolidated statement of operations and comprehensive loss.

In March 2025, the Company was issued a stipulation of settlement from the Supreme Court of the State of New York, County of Sullivan, under which it was required to pay $30,000 to settle the balance owed on the November 2024 SFR Agreement of approximately $53,000, including principal and accrued interest. The Company paid the amount in full during May 2025 and accounted for the payment agreement as an extinguishment of the November 2024 SFR Agreement and recorded approximately $2,000 as a gain on extinguishment on the accompanying unaudited condensed consolidated statement of operations and comprehensive loss.

On April 28, 2025, in connection with the acquisitions of SESB and ATS, the Company assumed (i) a commercial term loan at ATS with an outstanding balance of approximately $147,000, and (ii) a sales-of-future-receipts (merchant cash advance) obligation at SESB with an outstanding balance of approximately $48,000. These obligations were recognized at fair value as assumed liabilities in the purchase price allocation. As of June 30, 2025, the aggregate outstanding balance was approximately $187,000, all of which is classified as current, reflecting expected remittances within the next 12 months.

Seller Note

In January 2025, the Company entered into a promissory note (the “January 2025 Note”) with the individual from whom the Company acquired a business from in August 2024 which converts the unpaid cash consideration of $170,000 and accrued interest of approximately $6,000 from accounts payable to a seller note that matures on June 30, 2025. The unpaid balance of the principal amount bears interest at a rate of 14.0% per annum, except in the event of a default when interest increases to 19.0% per annum. An event of default is to have occurred if the unpaid principal and accrued interest thereon is not paid in full prior to the maturity date, if the Company makes an assignment for the benefit of creditors, or if the Company files for bankruptcy or another similar proceeding. As of June 30, 2025, the original principal of approximately $176,000 and accrued and unpaid interest of approximately $11,191 remained outstanding.

In July 2025, the Company entered into the first amendment to the January 2025 Note (the “Amended January 2025 Note”), under which the Company is required to pay the lender approximately $26,000 towards the principal, approximately $14,000 of accrued interest, and the lender’s legal fees of approximately $3,000. The Amended January 2025 Note extended the maturity date from June 30, 2025 to August 8, 2025 and increased the interest rate to 18.0% effective July 1, 2025.

In August 2025, the Company entered into a Second Amendment to the January 2025 Note (the “Second Amended January 2025 Note”), which extended the maturity date from August 8, 2025 to September 30, 2025 and required payment of an approximately $10,000 forbearance fee to the lender. These seller notes extensions were accounted for as debt modifications under ASC 470.

On October 21, 2025, the Company fully repaid the note with a payment of $153,126, consisting of $149,790 in principal and $3,336 in accrued interest. Following this payment, the note was retired in full and all related obligations were satisfied.

3(a)(9) Debt to Equity Conversion

During the three and nine months ended September 30, 2025, the Company issued 21,194,562 and 36,485,492 shares of common stock with a carrying value of $2,950,000 and $9,225,000 respectively. No cash was paid, and no broker or commission charges were incurred to facilitate these exchanges. During the three and nine months ended September 30, 2025, the Company accounted for the 3(a)(9) debt-to-equity conversion as a debt extinguishment, resulting in a total gain or (loss) of approximately $2,919,000 and ($2,095,000) respectively, as a component of other income (expense) in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

NOTE 9: DERIVATIVE FINANCIAL INSTRUMENTS

Debt conversion share adjustment obligations

Share Reset Derivative Liabilities: On February 24, 2025, 2,737,168 shares were issued in accordance with the terms of the Share Reset provisions on five conversion agreements at a fair value of $1,712,005, as determined by the closing price on the date of issuance, extinguishing the Company’s share adjustment obligations pursuant to the respective conversion agreements.

Forward purchase agreement: On April 2, 2025, the Company entered into a mutual termination agreement with Meteora to terminate the Amended 2024 FPA (the “FPA Termination Agreement”) in exchange for termination consideration of $500,000. Pursuant to the FPA Termination Agreement, the 1,618,948 shares of the Company’s common stock that Meteora held as of the termination date of April 2, 2025 were deemed free and clear of all obligations, the number of Recycled Shares was equal to zero, and the Prepayment Shortfall was deemed to be zero. The Company received termination consideration of $500,000 from Meteora in April 2025 and recognized the impact of the termination as of June 30, 2025.

Purchase Order Financing Facility

On September 18, 2025, County Comfort Services, LLC (“CCS”), a wholly owned subsidiary, entered into a Factoring & Security Agreement to provide purchase-order and accounts-receivable financing of up to $4,000,000. Under the facility, the lender may advance up to 85% of eligible receivables (generally up to 60 days from invoice date) or, for approved purchase orders, up to the cost of product plus shipping prior to invoicing. The facility is secured by a first-priority lien on substantially all of CCS’s accounts receivable and a blanket security interest in other assets, and is guaranteed by the Company.

Interest/fees and repayment terms - For accounts receivable financing, charges accrue at 1.55% for the first 30 days after advance, plus 0.55% for each additional 10-day period thereafter; invoices outstanding more than 60 days incur an additional 1.00% per 10-day period (minimum $25 per invoice). For purchase order (“PO”) financing, charges accrue at 1.625% per 15-day period from the date funds are advanced to the vendor until the related invoice is verified and funded. The agreement includes a 12-month term, minimum annual volume equal to 100% of the facility amount, and standard reporting covenants.

As of September 30, 2025, approximately $607,000 had been advanced under the facility, with accrued interest of less than $100,000.

D&O Insurance Premium Financing

On July 15, 2025, the Company entered into a premium finance agreement with First Insurance Funding, a division of Lake Forest Bank & Trust Company, N.A., to finance its directors’ and officers’ liability insurance policies for the July 15, 2025 to July 15, 2026 policy term. The total annual premiums, taxes and fees were $434,500, against which the Company made a down payment of $108,625 and financed the remaining $325,875. The financed amount bears interest at an annual percentage rate of 8.39% and is payable in nine monthly installments of $37,485.87 beginning August 15, 2025. The agreement grants the lender a first-priority security interest in the financed policies and related unearned premiums and gives the lender the right to cancel the policies and apply any return premium to the outstanding balance in the event of default. As of September 30, 2025, after two scheduled installments, the outstanding balance under the premium finance agreement was approximately $255,000. Finance charges related to this agreement is recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss within interest expense.

Libertas Settlement and Termination Agreement

On September 24, 2025, we entered into a Settlement and Termination Agreement with Libertas Funding, LLC (“Libertas”), resolving all outstanding obligations under the prior Agreement of Sale of Future Receivables and Debt Conversion Agreement. Libertas terminated its senior secured lien and released all related financing statements and security interests. We acknowledged a remaining principal balance of approximately $3,100,000 and agreed to a structured repayment plan providing for initial weekly payments followed by bi-monthly installments beginning in October 2025, with stepped increases tied to our planned uplisting. The agreement also provides us the right to redeem 1,557,796 shares of our common stock held by Libertas for nominal consideration following full repayment. The settlement eliminated the derivative features, and the obligation is presented as debt measured at amortized cost from the settlement date. (See Note 9 for derivative derecognition.)

NOTE 10: FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities, including financial liabilities for which the Company has elected the fair value option, measured and recorded at fair value on a recurring basis as of September 30, 2025:

	Level I	Level II	Level III	Total
Assets
Forward purchase agreement	$—	$—	$—	$—
Total assets	$—	$—	$—	$—
Liabilities
Derivative liabilities	$—	$—	$395,619	$395,619
3(a)(10) Settlement Agreement	—	—	3,311,000	3,311,000
Contingent consideration *	—	—	434,174	434,174
Convertible debt	—	—	7,006,545	7,006,545
Total liabilities	$—	$—	$11,147,338	$11,147,338

*A portion of contingent consideration totaling $1,151,848 that was recognized on the balance sheet as of September 30, 2025 has crystallized. Because it is no longer subject to fair value measurement, it is excluded from the table above.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities, including financial liabilities for which the Company has elected the fair value option, measured and recorded at fair value on a recurring basis as of December 31, 2024:

	Level I	Level II	Level III	Total
Assets
Forward purchase agreement	$—	$—	$1,471,000	$1,471,000
Total assets	$—	$—	$1,471,000	$1,471,000
Liabilities
Derivative liabilities	$—	$—	$4,229,478	$4,229,478
Contingent consideration *	—	—	434,174	434,174
Convertible debt	—	—	8,542,323	8,542,323
Total liabilities	$—	$—	$13,205,975	$13,205,975

*A portion of contingent consideration totaling $259,553 that was recognized on the balance sheet as of December 31, 2024 has crystallized. Because it is no longer subject to fair value measurement, it is excluded from the table above.

The Company did not make any transfers into or out of Level 3 of the fair value hierarchy during the six-month period ended September 30, 2025.

The following table provides a reconciliation of our assets and liabilities measured at fair value using Level 3 inputs:

	Forward Purchase Agreement	Derivative liabilities	3(a)(10) Settlement Agreement	Contingent consideration *	Convertible debt
Balance, December 31, 2024	$1,471,000	$(4,229,478)	$—	$(434,174)	$(8,542,323)
Cash payment/(receipt)	(500,000)	—	—	—	75,000
Issuances	—	—	(11,624,000)	—	(5,456,000)
Settlement through issuance of Company's common stock	—	4,360,247	7,546,309	—	8,810,671
Change in fair value	(971,000)	(526,388)	766,691	—	(1,893,893)
Ending balance, September 30, 2025	$—	$(395,619)	$(3,311,000)	$(434,174)	$(7,006,545)

Convertible Notes Payable

The Company’s carrying value and fair value for the convertible notes payable for which the Company elected the fair value option is as follows.

	September 30, 2025		December 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
2024 Convertible Notes	$—	$—	$2,440,000	$2,547,209
2025 Convertible Notes	3,106,000	3,784,545	—	—
Assumed 2024 Note	—	—	3,630,000	3,630,000
SEPA Convertible Note	2,225,000	3,222,000	2,500,000	2,365,114
	$5,331,000	$7,006,545	$8,570,000	$8,542,323

The change in fair value on convertible debt resulted in a loss of approximately $1,064,000 and $1,894,000 for the three and nine months ended September 30, 2025, respectively, which was recorded as a component of other income (expense) on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

2024 Convertible Notes and 2025 Convertible Notes

The 2024 Convertible Notes and 2025 Convertible Notes are re-measured to fair value each reporting period using the following relevant assumptions:

	September 30, 2025	December 31, 2024
Discount rate	20.0%	20.0%
Probability of conversion at maturity scenario	30.0 - 100.0%	70.0 - 100.0%
Probability of voluntary conversion scenario	0.0 - 70.0%	0.0 - 30.0%
Remaining term for conversion at maturity scenario	0.01 - 0.52 years	0.01 - 0.28 years
Remaining term for voluntary conversion scenario	0.01 - 0.52 years	0.01 - 0.03 years

SEPA Convertible Note

The fair value of the SEPA Convertible Note was determined utilizing a Monte Carlo simulation considering the following relevant assumptions:

	September 30, 2025	December 31, 2024
Remaining term	0.21 years	0.97 years
Volatility	77.0%	88.0%
Risk-free rate	4.1%	4.3%
Drift term	4.0%	4.2%
Conversion price for payments to be made through issuance of Company's common stock	$0.14	$0.41
Payments to be made through issuance of shares of Company's common stock	91.2%	11.1%
Payments to be made in cash	8.8%	88.9%

Forward Purchase Agreement

On April 2, 2025, the Company entered into a mutual termination agreement with Meteora to terminate the Amended 2024 FPA (the “FPA Termination Agreement”) in exchange for termination consideration of $500,000. Pursuant to the FPA Termination Agreement, the 1,618,948 shares of the Company’s common stock that Meteora held as of the termination date of April 2, 2025 were deemed free and clear of all obligations, the number of Recycled Shares was equal to zero, and the Prepayment Shortfall was deemed to be zero. The Company received termination consideration of $500,000 from Meteora in April 2025 and recognized the impact of the termination during the six months ended June 30, 2025.

The fair value of the Amended 2024 FPA was measured at fair value at December 31, 2024 utilizing a Monte Carlo simulation model that applies a probability of occurrence to the present value of each settlement scenario. as follows:

	Amended 2024 FPA		2024 FPA
		December 16, 2024	December 16, 2024
	December 31, 2024	(modification)	(modification)
Probability of maturity settlement scenario	15.0%	15.0%	15.0%
Probability of prepayment shortfall settlement scenario	85.0%	85.0%	85.0%
Recycled Shares held by Meteora	1,703,890	1,703,890	2,203,890
Price per share of Company's common stock	$1.21	$0.77	$0.77
Remaining term	2.53 years	2.57 years	2.57 years
Risk-free interest rate	4.3%	4.2%	4.2%
Drift term	4.2%	4.1%	4.1%
Volatility	85.0%	81.0%	81.0%
Forecasted price per share of Company's common stock at maturity	2.30	0.37	$0.37
Expected margin from Meteora's sale of Recycled Shares	76.9%	76.9%	83.3%

3(a)(10) Settlement Agreement

The change in fair value on the remaining obligation owed under the 3(a)(10) Settlement Agreement (see Note 4) resulted in a loss of $149,000 and $767,000 for the three months and nine months ended September 30, 2025, which was recorded as a component of other income (expense) on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

The fair value of the 3(a)(10) Settlement Agreement was determined utilizing a Monte Carlo simulation to forecast the Company’s share price through the last share issuance date, considering the following relevant assumptions at the date of issuance and each subsequent reporting period as follows:

	September 30, 2025	January 28, 2025
Price per share of Company’s common stock	$0.29	$1.09
Equity volatility	78.0%	88.0%
Remaining term	0.25 year	0.63 year
Risk-fee rate	4.0%	4.2%
Drift term	3.90%	4.1%

Contingent consideration obligation

During the three and nine months ended September 30, 2025 there was no change in fair value of the contingent consideration obligation and its underlying assumptions.

Derivative Liabilities

The change in fair value on derivative liabilities resulted in a loss of approximately $18,000 and $526,000 for the three and nine months ended September 30, 2025, which was recorded as a component of other income on the accompanying unaudited condensed consolidated statements of operation and comprehensive loss.

Debt conversion share adjustment obligations: The fair value of the derivative liabilities issued in connection with the September 2024 debt conversion agreements were determined using Monte Carlo simulations considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

	September 30, 2025	December 31, 2024
Price per share of Company's common stock	$0.29	$1.21
Equity volatility	65.0 - 74.0%	92.0 - 93.0%
Forecasted per share of Company's common stock - Reset Date	$0.29	$1.12
Risk-fee rate - Reset Date	4.2%	4.4%
Drift term - Reset Date	4.1%	4.3%
Forecasted five day VWAP per share of Company's common stock - First Reset Date	$0.21	$0.96
Remaining term - Second Reset Date	0.08 year	1.04 year
Forecasted five day VWAP per share of Company's common stock - Second Reset Date	$0.21	$0.81

SEPA Derivative Liability: The fair value of the SEPA Derivative Liability was determined using a Monte Carlo simulation considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

	September 30, 2025	December 31, 2024
Remaining term	0.21 years	0.97 years
Volatility	77.0%	88.0%
Risk-free rate	4.1%	4.3%
Drift term	4.0%	4.2%
Conversion price for payments to be made through issuance of Company's common stock	$0.14	$0.41
Prepayment premium	107.0%	107.0%

Shares to be issued at settlement of derivative liabilities

The shares of the Company’s common stock to be issued in settlement of the above derivative liabilities are dependent on the share price at a future date and, as such, cannot be exactly determined as of September 30, 2025. Accordingly, an estimate has been made using the option pricing model to determine the liability value.

NOTE 11: RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions

The following is a description of certain relationships and transactions that exist or have existed or that the Company has entered into, in each case since January 1, 2024, with its directors, executive officers, or stockholders who are known to the Company to beneficially own more than ten percent of its voting securities and their respective affiliates and immediate family members.

Sponsor of MCAC

In connection with the closing of the Business Combination, the Company assumed unsecured promissory notes totaling approximately $555,000 that are non-interest bearing and due on demand and advances totaling approximately $132,000 that are non-interest bearing and due on demand with the Sponsor of MCAC. During September 2024, the Company entered into a note conversion agreement with the Sponsor of MCAC in which the Company converted the outstanding principal on unsecured promissory notes and certain other liabilities owed to the note holders into shares of the Company’s common stock at a conversion price of $2.00 per share with a one-time share reset adjustment, subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for each individual lender. In connection with these agreements, approximately $555,000 of unsecured promissory notes and approximately $132,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 343,248 shares of the Company’s common stock.

In connection with the conversion agreement, the Sponsor of MCAC received a one-time share reset adjustment that was settled during the quarter ended March 31, 2025 through the issuance of 205,949 shares of the Company’s common stock (see Note 7). As of December 31, 2024, the fair value of the derivative liabilities associated with the reset adjustment was approximately $158,000 and was included as a component of derivative liabilities on the accompanying consolidated balance sheets. As of June 30, 2025, the derivative liabilities associated with the reset adjustment were settled in full. For the three and nine months ended September 30, 2025, the Company recorded a change in fair value on these derivative liabilities of $0 and $30,000 respectively, which was included as a component of change in fair value of derivative liabilities on the accompanying consolidated statements of operations and comprehensive loss.

Avanti Notes

In September 2016, the Company entered into an unsecured promissory note with a company owned by the Company’s Chief Executive Officer (the “Related Party Lender”) for an original principal sum of about $248,000 at September 30, 2016 (the “2016 Promissory Note”). The principal balance of the note as of September 30, 2025 and December 31, 2024 are about $83,000 and $83,500 respectively. The note bears annual interest of 14.0%. The note does not have a maturity date, and the full note balance is to be paid over time in amounts determined by the Company.

In July 2024, the Company borrowed an additional amount of about $93,000 from the Related Party Lender (the “2024 Promissory Note”). The loan bears interest at 14.0% and matures in July 2031. The principal and accrued interest is due in full at maturity.

Total interest expense recognized on the promissory notes with the Related Party Lender was approximately $6,300 and $18,200 for the three and nine months ended September 30, 2025, respectively, compared to approximately $2,850 and $11,760 for the three and nine months ended September 30, 2024.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings

The Company is subject to various routine litigation, legal proceedings, and regulatory matters, that arise in the ordinary course of its business. The Company reviews its lawsuits, regulatory matters, and other legal proceedings such matters on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies applicable accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

The Company’s assessment involves significant judgment, given the varying stages of proceedings and the related uncertainty of potential outcomes. In making determinations, the Company considers factors including, but not limited to, the nature of the claims, experience with similar matters, jurisdiction, input from outside counsel, likelihood of alternative resolution, current status, and damages sought or demands made. Estimates may change from time to time, and actual losses could differ from current estimates. As of September 30, 2025 and December 31, 2024, there are no matters for which a reserve is required.

Florida Solar acquisition litigation (Zrallack and RJZ Holdings LLC v. Aurai LLC, ConnectM Florida RE LLC, and Florida Solar Products, Inc.; Florida 19th Judicial Circuit—St. Lucie County)

On February 26, 2024, Robert Zrallack and RJZ Holdings LLC (the “Plaintiffs”) filed suit against Aurai LLC (“Aurai”), ConnectM Florida RE LLC (“ConnectM Florida RE”), and Florida Solar Products, Inc. (“Florida Solar”), each a wholly owned subsidiary of the Company, in the circuit court for the 19th judicial circuit (St. Lucie County, Florida). In this suit, the Plaintiffs allege various contract claims arising out of a transaction under which Aurai acquired Florida Solar from Mr. Zrallack in 2022 and ConnectM Florida RE acquired certain real estate from RJZ Holdings LLC in 2022 from which Florida Solar operates.

Specifically, the Plaintiffs allege breach of the stock purchase agreement and certain promissory notes in connection with the purchase of Florida Solar and the related real estate, as well as breach of a services agreement with Mr. Zrallack.

The ConnectM subsidiaries successfully moved to compel arbitration and asserted counterclaims against the Plaintiffs for breach of contract, fraudulent inducement, fraudulent misrepresentation, negligent misrepresentation, and unjust enrichment in connection with the underlying sale.

In September 2025, the arbitrator issued a ruling adverse to the ConnectM subsidiaries, finding in favor of the Plaintiffs on certain claims related to the purchase agreements and related obligations. The ConnectM subsidiaries have filed post-arbitration motions. ConnectM and its subsidiaries are evaluating their legal options, including potentially seeking judicial relief from the arbitration award, and have taken a reserve of $880,000.

Employment agreement settlement and related equity issuance (January 2025)

In January 2025, the Company entered into a settlement agreement related to a dispute on an employment agreement under which the Company is required to issue 26,087 shares of the Company’s common stock to an individual promptly within seven-days of the execution of the agreement unless the individual has revoked the agreement as permitted. As per the terms of the existing settlement agreement, the individual is provided a one-time adjustment payable in case on the reset date if the reset price is less than $1.15, then the Company owes the individual an amount equal to the product of (a) $1.15 less than VWAP of the Company’s common stock for the five trading days preceding the reset date and (b) the 26,087 shares of the Company’s common stock. The reset date is the later of (a) ninety days from the date of the agreement or (b) the date that the registration statement is declared effective. As of the date these consolidated financial statements were issued, the shares of the Company’s common stock have not yet been issued as the individual’s legal counsel’s opinion is pending.

NOTE 13: EMPLOYEE RETENTION CREDIT (ERC)

During the three and nine months ended September 30, 2025, the Company received approval from the Internal Revenue Service for ERC claims of approximately $365,000 and $645,000. The Company recognized $224,000 and $536,000 net of service fees, within other income (expense), net for the three and nine months ended September 30, 2025, respectively. No ERC credits were received or recognized in the comparable three and nine months ended September 30, 2024.

NOTE 14: REVENUES

The following table summarizes disaggregated revenue information by geographic area based upon the customer’s country of domicile:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
United States	$7,979,167	$4,074,219	$23,968,124	$13,747,940
India	727,875	1,923,484	$2,238,752	2,632,794

As a practical expedient, the Company has elected not to disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations, as our contracts have an original expected duration of less than one year.

Contract Assets

Contract assets consist of work in process for unrecognized revenue. The following table summarizes the contract asset activity for the nine months ended September 30, 2025.

Balance as of December 31, 2024	$206,750
Net change during the nine months ended September 30, 2025	243,439
Balance as of September 30, 2025	$450,189

NOTE 15: INCOME TAXES

We determine the interim tax benefit (provision) by applying an estimate of the annual effective tax rate to the year-to-date pretax book income (loss) and adjusting for discrete items during the reporting period, if any. Tax jurisdictions with losses for which tax benefits cannot be realized, as well as significant unusual or infrequently occurring items that are separately reported, are excluded from the annual effective tax rate.

Our tax rate for the three and nine months ended September 30, 2025 of 21% was in line with the federal statutory rate of 21% and overall was impacted by the effect of valuation allowances on deferred tax assets, the forecasted mix of earnings in domestic and international jurisdictions, the effect of cross-border tax laws, nondeductible executive compensation, a benefit related to stock-based compensation, tax credits, state taxes, and uncertain tax positions.

While our tax rate for the three and nine months ended September 30, 2024 of 21% was in line with the federal statutory rate of 21%, it was overall impacted by the effect of valuation allowances on deferred tax assets, the forecasted mix of earnings in domestic and international jurisdictions, U.S. taxation of foreign earnings including GILTI (Global Intangible Low Taxed Income) tax, net of Section 250 deduction (largely driven by research and development capitalization), Subpart F income, a benefit related to stock-based compensation, tax credits, state taxes, and uncertain tax positions.

For the three and nine months ended September 30, 2025 and 2024, the Company recorded no income tax expense (benefit), respectively, due to the generation of net operating losses, the benefits of which have been fully reserved.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of net operating loss carry forwards. The Company has considered its history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As a result, as of December 31, 2024 and September 30, 2025, the Company has maintained a full valuation allowance against its net deferred tax assets.

NOTE 16: INVENTORY

Inventories: Inventories consist of parts and finished goods. Parts primarily consist of manufacturing hardware, wiring, and piping. Inventories consisted of the following:

	September 30,	December 31,
	2025	2024
Parts	$298,809	$164,131
Finished Goods	180,291	386,564
Total	$479,100	$550,695

NOTE 17: REPORTABLE SEGMENTS

The Company’s operations are organized into four reporting segments: Owned Service Network, Managed Solutions, Logistics and Transportation. The structure is designed to allow the Company to evaluate the performance of its different solutions offerings, provide improved service and drive future growth in a cost-efficient manner.

Selected information by reportable segment is presented in the following tables:

	Three Months Ended September 30, 2025
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$4,547,965	$455,399	$3,153,425	$550,253	$—	$8,707,042
Cost of revenue	2,875,696	350,842	2,388,742	217,149	—	5,832,429
Selling, general and administrative expenses	—	—	—	—	—	—
Facility costs	91,650	12,725	—	12,940	1,009	118,324
Insurance expenses	63,868	8,905	15,295	190	110,975	199,232
Marketing expenses	49,997	28,019	916	(1)	(71,433)	7,497
Operational expenses	1,372,194	462,988	138,206	100,400	759,450	2,833,238
Compensation and related benefits	907,548	96,530	326,096	22,263	674,352	2,026,788
Travel & entertainment	42,001	(12,233)	10,681	32,144	3,666	76,259
Vehicle expenses	136,583	14,168	—	80	5,818	156,648
Depreciation	156,519	(19,856)	—	11,205	22,552	170,419
Amortization	55,482	3,071	44,057	—	322	102,932
Total selling, general and administrative expenses	2,875,841	594,315	535,251	179,221	1,506,710	5,691,338
Loss on impairment	—	—	—	—	—	—
(Loss) income from operations	(1,203,573)	(489,758)	229,432	153,883	(1,506,710)	(2,816,725)
Other (expense) income, net	(2,266,649)	—	5,494	2,440,995	1,643,844	1,823,683
Net (loss) income	$(3,470,222)	$(489,758)	$234,926	$2,594,878	$137,134	$(993,042)
Total assets	$14,702,572	$978,617	$3,773,016	$2,079,487	$552,730	$22,086,422
Capital expenditures	$3,037	$—	$—	$—	$—	$3,037

	Three Months Ended September 30, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$2,666,458	1,407,761	—	1,923,484	—	5,997,703
Cost of revenue	1,775,169	862,802	—	1,562,380	—	4,200,351
Selling, general and administrative expenses						—
Facility costs	44,547	61,598	—	5,940	2,818	114,902
Insurance expenses	87,330	55,599	—	267	126,483	269,678
Marketing expenses	19,218	32,451	—	3,415	1,279,617	1,334,701
Operational expenses	170,169	(422,460)	—	211,006	842,332	801,046
Compensation and related benefits	298,285	230,115	—	214,559	768,464	1,511,422
Travel & entertainment	13,480	3,194	—	11,488	6,110	34,272
Vehicle expenses	45,033	29,550	—	—	54,373	128,956
Depreciation	4,332	—	—	(15,351)	2,531	(8,488)
Amortization	121,587	—	—	32,746	(10,135)	144,198
Total selling, general and administrative expenses	803,981	(9,954)	—	464,069	3,072,592	4,330,688
Loss on impairment	—	—	—	—	—	—
Loss from operations	87,308	554,913	—	(102,965)	(3,072,592)	(2,533,335)
Other (expense) income, net	—	—	—	—	(7,330,806)	(7,330,806)
Net (loss) income	$87,308	$554,913	$—	$(102,965)	$(10,403,398)	$(9,864,141)
Total assets	$4,937,775	$605,954	$—	$4,033,623	$3,976,278	$13,553,630
Capital expenditures	$48,657	$—	$—	$—	$—	$48,657

	Nine Months Ended September 30, 2025
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$13,240,732	2,820,718	8,565,638	1,579,788	—	$26,206,876
Cost of revenue	7,641,098	2,087,220	6,560,303	1,057,032	—	17,345,653
Selling, general and administrative expenses						—
Facility costs	155,466	130,831	—	46,814	10,710	343,821
Insurance expenses	207,333	42,798	41,549	589	323,923	616,192
Marketing expenses	1,924,225	135,147	—	1,282	809,878	2,870,531
Operational expenses	2,654,310	937	351,476	237,755	3,723,990	6,968,468
Compensation and related benefits	3,118,153	896,838	880,404	101,431	1,089,822	6,086,647
Travel & entertainment	64,728	3,358	36,099	43,524	102,886	250,595
Vehicle expenses	356,551	120,865	—	80	16,512	494,008
Depreciation	317,561	—	—	34,026	28,933	380,520
Amortization	136,834	3,071	119,021	—	966	259,892
Total selling, general and administrative expenses	8,935,161	1,333,845	1,428,549	465,501	6,107,620	18,270,674
Loss on impairment	—	—	—	—	—	—
(Loss) income from operations	(3,335,527)	(600,347)	576,786	57,255	(6,107,620)	(9,409,451)
Other (expense) income, net	405,692	—	16,509	2,407,462	(4,796,700)	(1,967,038)
Net (loss) income	$(2,929,835)	$(600,347)	$593,295	$2,464,717	$(10,904,320)	$(11,376,489)
Total assets	$14,702,572	$978,617	$3,773,016	$2,079,487	$552,730	$22,086,422
Capital expenditures	$8,302	$—	$—	$—	$—	$8,302

	Nine Months Ended September 30, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$9,450,969	4,272,261	—	2,657,504	—	$16,380,734
Cost of revenue	6,084,298	2,870,583	—	2,055,059	—	11,009,940
Selling, general and administrative expenses
Facility costs	147,446	211,308	—	15,022	(17,436)	356,340
Insurance expenses	202,527	201,211	—	679	216,376	620,793
Marketing expenses	145,789	63,528	—	5,564	1,336,576	1,551,457
Operational expenses	511,866	(1,009,570)	—	437,686	1,726,464	1,666,445
Compensation and related benefits	1,825,668	1,160,187	—	407,721	1,778,530	5,172,105
Travel & entertainment	48,786	10,089	—	22,438	23,419	104,732
Vehicle expenses	168,467	99,988	—	—	158,450	426,905
Depreciation	150,268	—	—	5,242	32,048	187,558
Amortization	228,382	—	—	36,262	11,526	276,170
Total selling, general and administrative expenses	3,429,199	736,741	—	930,613	5,265,952	10,362,504
Loss on impairment	405,658	—	—	—	—	405,658
Loss from operations	(468,186)	664,937	—	(328,168)	(5,265,952)	(5,397,368)
Other (expense) income, net	—	—	—	—	(9,287,432)	(9,287,432)
Net (loss) income	$(468,186)	$664,937	$—	$(328,168)	$(14,553,384)	$(14,684,800)
Total assets	$4,937,775	$605,954	$—	$4,033,623	$3,976,278	$13,553,630
Capital expenditures	$58,804	$—	$—	$—	$—	$58,804

As of September 30, 2025 and December 31, 2024 the Company’s total assets located outside the United States were approximately $2,079,000 and $1,260,000, respectively. For the three and nine months ended September 30, 2025, two customers represented more than 10% of total company revenue and for the three and nine months ended September 30, 2024, no single customer represented more than 10% of total company revenue.

The following tables summarize disaggregated revenue information by geographic area based upon the customer’s country of domicile:

	Three Months Ended September 30, 2025
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$4,370,343	$455,399	$3,153,425	$—	$—	$7,979,167
Other	177,622	—	—	550,253	—	727,875
Total	$4,547,965	$455,399	$3,153,425	$550,253	$—	$8,707,042

	Three Months Ended September 30, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$2,666,458	$1,407,761	$—	$—	$—	$4,074,219
Other	—	—	—	1,923,484	—	1,923,484
Total	$2,666,458	$1,407,761	$—	$1,923,484	—	$5,997,703

	Nine Months Ended September 30, 2025
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$12,581,768	$2,820,718	$8,565,638	$—	$—	$23,968,124
Other	658,964	—	—	1,579,788	—	2,238,752
Total	$13,240,732	$2,820,718	$8,565,638	$1,579,788	$—	$26,206,876

	Nine months ended September 30, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$9,450,969	$4,272,261	$—	$24,710	$—	$13,747,940
Other	—	—	—	2,632,794	—	2,632,794
Total	$9,450,969	$4,272,261	$—	$2,657,504	—	$16,380,734

NOTE 18: STOCK-BASED COMPENSATION

During the nine months ended September 30, 2025, the Company issued 585,000 shares of our common stock to certain advisers with a fair value of approximately $133,000, as determined on the issuance date using the reported closing share price. Further, the Company issued 2,273,309 shares of our common stock to its directors and employees as consideration for past services performed with a fair value of approximately $404,000, as determined on the issuance date using the reported closing share price. The stock awards issued to date have been one-time grants made without any associated vesting requirements.

NOTE 19: SUBSEQUENT EVENTS

The Company has evaluated subsequent events from September 30, 2025 through the date this prospectus was issued, in accordance with ASC 855, Subsequent Events. No events were identified that require adjustment to the accompanying financial statements. All subsequent events identified are non-recognized subsequent events.

Convertible Debt Exchange

From October 1, 2025 through date of this filing, a total of $370,000 in outstanding convertible notes were exchanged for 2,503,201 shares of our common stock pursuant to the exemption from registration provided under Rule 144 and Section 3(a)(9) of the Securities Act of 1933, as amended.

Convertible Notes – Q4 2025

On October 6, 2025, the Company entered into one convertible note agreement in exchange for aggregate gross proceeds of $250,000 with one lender. The Q4 Convertible Note bears interest at a rate of 20.0% per annum and matures 210 days from the agreement date. The Q4 2025 Convertible Note is convertible any time before the maturity date at the option of the holder into shares of the Company’s common stock at a conversion price equal to the lower of (i) $0.25 or (ii) the quotient obtained by dividing (x) the sum of the principal and accrued by unpaid interest by (y) 90.0% of the VWAP on the primary trading market of the Company’s common stock the three trading day period immediately preceding the measurement date. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and accrued interest by the conversion price.

On October 23, 2025, the Company entered into a funding agreement with an investment fund, pursuant to which we issued a convertible promissory note in the principal amount of $275,000. The note included a 10% original issue discount, resulting in net proceeds of $250,000, and carries a one-time interest charge of 10%. The note matures 12 months from issuance and provides monthly amortization payments beginning 180 days after the issue date, with the right to prepay without penalty on the schedule set forth in the note. After the 180-day period (or earlier upon an event of default), the holder may convert all or a portion of the outstanding balance into shares of our common stock at a conversion price equal to 75% of the lowest closing bid price during the 15 trading days immediately prior to the conversion date. In connection with the note, we delivered irrevocable instructions to our transfer agent to reserve a sufficient number of shares of our common stock (initially 5,723,214 shares, subject to increase) to ensure that adequate shares are available for any future conversions under the note. The proceeds are being used for working capital and general corporate purposes.

Business Loans and Line of Credit – Q4 2025

In October 2025, the Company entered into a new funding relationship with a lender, pursuant to which the Company received two separate unsecured loans totaling approximately $390,000. On October 1, 2025, the Company issued a promissory note in the principal amount of $230,160 with an original issue discount of $24,660 and a one-time interest charge of 12%, maturing on July 30, 2026. On October 7, 2025, we issued a second promissory note in the principal amount of $160,160 with an original issue discount of $17,160, also carrying a 12% one-time interest charge and maturing on August 15, 2026. Both loans are unsecured and permit early repayment without penalty. The funding provides the Company with additional working capital flexibility to support growth initiatives, including technology integration and acquisition-related activities.

On October 23, 2025, the Company entered into a Business Loan and Security Agreement with a lender, under which the Company received total funding of $250,000. The agreement provides for repayment through weekly remittances based on a fixed percentage of our receivables until the total specified payback amount is satisfied. The funding is unsecured and does not carry traditional interest; instead, repayment is structured as a sale of a portion of future receivables at a discount. The proceeds from this financing are being used for working capital and general corporate purposes, including operating cash flow management and near-term growth initiatives.

On October 27, 2025, the Company entered into a Business Line of Credit Agreement with a lender, providing the Company with borrowing capacity of up to $43,100. As of the filing date, the Company had drawn $42,000 under the line of credit. In accordance with the agreement, the outstanding balance will be repaid in twelve equal monthly installments.

On November 7, 2025, the Company entered into a Revenue Purchase and Sale of Future Receivable Agreements with two lenders, under which the Company received total funding of $210,000. The agreements provide for repayment through weekly remittances based on a fixed percentage of our receivables until the total specified payback amount is satisfied. The funding is unsecured and does not carry traditional interest; instead, repayment is structured as a sale of a portion of future receivables at a discount. The proceeds from these financings are being used for working capital and general corporate purposes, including operating cash flow management and near-term growth initiatives.

On November 13, 2025, the Company entered into a Sale of Future Receivable Agreements with a lender, under which the Company received total funding of $150,000. The agreement provides for repayment through weekly remittances based on a fixed percentage of our receivables until the total specified payback amount is satisfied. The funding is unsecured and does not carry traditional interest; instead, repayment is structured as a sale of a portion of future receivables at a discount. The proceeds from this financing are being used for working capital and general corporate purposes, including operating cash flow management and near-term growth initiatives.

Formation of Keen Labs

On October 27, 2025, we announced the formation of Keen Labs Operations, LLC (“Keen Labs”), a wholly owned subsidiary established to consolidate and expand our AI and technology operations. Keen Labs serves as our dedicated technology and innovation arm, housing all of our AI, industrial IoT, battery systems, and distributed energy platforms and products. The subsidiary provides a focused structure to accelerate product development, improve capital efficiency, and pursue both organic and acquisition-driven growth across the energy transition, logistics, and mobility sectors.

Keen Labs builds on the strong foundation of our existing technology operations, which have demonstrated substantial revenue and margin growth over the past several years. The subsidiary is expected to serve as the central platform for future technology development and strategic partnerships, enabling us to strengthen our leadership position in AI-powered electrification and the modern energy economy. As of the date of this filing, Keen Labs is a development-stage entity and there are no significant operations at the entity.

Acquisition of Amperics

On November 3, 2025, we entered into an Asset Purchase Agreement with Amperics Holdings LLC and its parent, Amperics Inc. (together, “Amperics”), pursuant to which we acquired substantially all assets used in Amperics’ nanotechnology-based energy-storage business and assumed certain specified liabilities (the “Acquisition”). We obtained control upon execution and closing of the Asset Purchase Agreement and the related Bill of Sale and Assignment and Assumption Agreement.

Consideration and ownership acquired - The consideration consisted of 2,700,000 shares of our common stock issued to the seller; no cash consideration was paid. Because the transaction was structured as an asset purchase, we did not acquire voting equity interests of an acquiree entity, and therefore a percentage ownership disclosure is not applicable.

Contingent consideration - The Asset Purchase Agreement does not provide for earn-outs or other contingent consideration. The only potential adjustment is a mechanical equitable adjustment for stock splits occurring between signing and closing.

Major classes of assets acquired - The acquired assets include (i) contracts designated as “Assumed Contracts,” (ii) specified Amperics intellectual property (including patents, inventions, know-how, software, technical documentation, and related IP rights), (iii) books and records (including data, designs, and customer and supplier information), and (iv) goodwill of the business.

Liabilities assumed/excluded - We assumed only (i) post-closing obligations under the Assumed Contracts and (ii) post-closing obligations relating to the Assigned Intellectual Property. All other liabilities, including pre-closing obligations, taxes, indebtedness, employee or benefit obligations, and other excluded liabilities remain with the sellers.

The acquired technology has been integrated into Keen Labs, our AI and technology subsidiary. We are evaluating the transaction under ASC 805, including the identification and measurement of identifiable intangible assets and goodwill, and expect to finalize the purchase accounting within the measurement period. Management is also assessing potential segment reporting changes, if any, arising from the Acquisition.

Acquisition of Geo Impex

On November 3, 2025, we entered into an Exchange and Acquisition Agreement pursuant to which (i) Geo Impex LLC agreed to transfer 100% of the membership interests of Global Impex LLC to us in exchange for newly issued shares of our common stock, and (ii) our wholly owned subsidiary, ConnectM India Pvt. Ltd., agreed to acquire additional shares of Geo Impex & Logistics Private Limited (“Geo Impex India”) from a third party in exchange for a promissory note. We obtained control at closing through the execution and consummation of this agreement and related transfer instruments. Through this strategic acquisition, ConnectM expands its presence in India’s fast-growing infrastructure sector and establishes a new business vertical under Keen Labs, the Company’s AI and technology subsidiary housing its connected-energy and IIoT platforms.

Consideration and ownership acquired - At closing, we issued 33,300,000 shares of our common stock to the seller of Global Impex LLC, and ConnectM India issued a promissory note with an initial principal amount of $788,900 to the selling shareholder of Geo Impex India. Following completion of these steps, we beneficially own approximately 86.22% of the voting equity interests of Geo Impex India and have the right to appoint a majority of its board and officers.

Contingent consideration - The agreement does not provide for earn-outs or other contingent consideration. The number of shares issued to acquire Global Impex LLC is subject only to equitable adjustment for stock splits occurring between signing and closing. The $788,900 note is fixed-principal and does not include price-protection or similar variable features.

Major classes of assets and liabilities - The principal asset underlying the acquisition is Geo Impex India’s landholding of approximately 76 acres near Chhatrapur, Odisha, India (approximately 700 meters from the Chhatrapur Railway Station and about 5 kilometers from Gopalpur Port), together with related entitlements and approvals for development of a multimodal logistics park and an AI-enabled data-center campus. The acquired asset base also includes associated permits, records and other rights customary for the operation and development of the site. We are evaluating the existence and measurement of any assumed or retained liabilities (including any loans or obligations at the target level) in connection with purchase accounting; the final classification of assumed versus excluded liabilities will be determined during the measurement period.

Significance and reporting - Based on a preliminary assessment under U.S. GAAP and Regulation S-X Rule 1-02(w), management expects this to be a significant acquisition due primarily to the size of the underlying land asset and related development rights. We are completing the investment, asset and income significance tests and, if required, will provide the financial statements and pro forma information pursuant to Rule 3-05 and Article 11 in the applicable SEC filings. Management is also assessing potential segment reporting changes, if any, arising from the acquisition.

Accounting - The transaction will be accounted for as a business combination under ASC 805. The initial allocation of purchase consideration to identifiable assets (including land and related rights) and liabilities is in process and will be finalized within the measurement period. Management is also assessing potential segment reporting changes, if any, arising from the acquisition.

Greentech Renewables Heat Pump Distribution Deal

On November 10, 2025, the Company announced it had entered into a distribution agreement with Greentech Renewables (“Greentech”), a U.S. distributor of solar and electrical products, for the sale and distribution of the Company’s Keen-branded high-efficiency heat pumps and related smart controls. The agreement is intended to expand the Company’s distribution reach across Greentech’s national contractor network and support broader adoption of the Company’s heat-pump technology developed by its subsidiary, Keen Labs.

Initial order - In connection with the agreement, Greentech placed an initial purchase order totaling approximately $1,700,000, covering indoor/outdoor hyper-heat units, multizone outdoor units, thermostats, and electric heat kits.

Expected impact and accounting - We expect this arrangement to contribute to future sales growth in our Home and Building Electrification segment beginning in 2026. We will evaluate the accounting implications under ASC 606 as product deliveries occur, including the timing of revenue recognition, variable consideration (if any), and principal-versus-agent considerations, and will recognize revenue upon transfer of control to Greentech under the contractual shipping terms.

SEPA Convertible Note

As of the date of this filing, we had not made certain scheduled payments under the SEPA Convertible Note and had not made all SEC filings on a timely basis, which constituted events of default under the note. However, Yorkville has not delivered a formal notice of default, and we remain in active discussions with Yorkville regarding a potential resolution and restructuring of the remaining obligations. On October 1, 2025, Yorkville elected to convert a portion of the outstanding balance under Note No. CNTM-1 into shares of our common stock, converting approximately $177,248 of principal and accrued interest into 1,249,983 shares, thereby reducing the outstanding principal balance under the SEPA Convertible Note. The note requires us to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three installment payments due under the note. As of September 30, 2025, the minimum cash balance required under the terms of the SEPA Convertible Note was approximately $2,499,000 We intend to continue working with Yorkville to align the payment and conversion schedule with our near-term liquidity and capital-raising plans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ConnectM Technology Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ConnectM Technology Solutions, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has a net loss from operations, negative cash flows from operations, and an accumulated deficit and that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ Adeptus Partners, LLC

PCAOB: 3686

Ocean, New Jersey
August 4, 2025

CONNECTM TECHNOLOGY SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
Assets
Current assets
Cash	$2,407,843	$1,160,368
Accounts receivable	1,897,471	684,788
Contract asset	206,750	343,646
Convertible note receivable, related party	—	445,000
Inventory	550,695	277,343
Deferred offering costs	—	1,297,101
Other receivable, related party	—	2,491,431
Forward purchase agreement derivative asset	1,471,000	—
Working capital advances	266,831	—
Prepaid expenses and other current assets	1,530,842	650,738
Total current assets	8,331,432	7,350,415
Right-of-use asset – operating lease	221,479	283,634
Right-of-use asset – finance lease	130,774	252,231
Property, plant and equipment, net	936,573	1,137,699
Goodwill	1,728,108	2,246,619
Intangible assets, net	1,408,176	1,840,875
Total Assets	$12,756,542	$13,156,473
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$10,497,488	$3,859,737
Accrued expenses and other current liabilities	3,207,233	1,660,573
Contingent consideration	259,243	57,694
Debt, net of debt discount	7,019,499	12,021,017
Convertible debt, at fair value	8,542,323	2,178,685
Derivative liabilities	4,229,478	—
Operating lease liability	117,120	114,690
Finance lease liability	103,392	99,105
Contract liabilities	602,469	1,120,817
Total current liabilities	34,578,245	21,112,318
Debt, net of current portion	1,303,665	1,150,481
Operating lease liabilities, net of current portion	135,239	173,157
Finance lease liabilities, net of current portion	91,726	203,081
Contingent consideration liability	434,174	—
Total liabilities	36,543,049	22,639,037
Commitments and Contingencies (Note 19)
Stockholders’ Deficit:
Preferred stock Series A, $0.001 par value, 10,000,000 hares authorized as of December 31, 2024 and 2023 no shares issued or outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized as of December 31, 2024 and 2023, respectively, 29,093,289 and 13,338,250 issued and outstanding as of December 31, 2024 and 2023, respectively	2,910	1,334
Additional paid-in-capital	20,152,919	13,288,174
Accumulated deficit	(45,426,099)	(22,860,351)
Accumulated other comprehensive income	166,007	114,624
Total ConnectM Technology Solutions, Inc.'s stockholders’ deficit	(25,104,263)	(9,456,219)
Noncontrolling interest	1,317,756	(26,345)
Total stockholders’ deficit	(23,786,507)	(9,482,564)
Total liabilities and stockholders’ deficit	$12,756,542	$13,156,473

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2024	2023
Revenues	$22,652,885	$19,972,239
Costs and expenses:
Cost of revenues	16,706,177	14,934,962
Selling, general and administrative expenses	15,145,429	12,320,295
Loss on impairment	2,403,628	181,853
Total costs and expenses	34,255,234	27,437,110
Loss from operations	(11,602,349)	(7,464,871)
Other income (expense):
Interest expense	(2,714,048)	(1,431,354)
Loss on extinguishment of debt	(1,645,443)	(370,320)
Gain on extinguishment of debt	2,257,638	—
Change in fair value of convertible debt	(1,707,747)	25,446
Change in fair value of contingent consideration	(59,723)	—
Change in fair value of derivative liabilities	(187,428)	—
Change in fair value of forward purchase agreement	(8,254,390)	—
Day one gain on issuance of SEPA	134,886	—
Gain on forward purchase agreement modification	1,453,891	—
Loss on forward purchase agreement modification	(266,655)
Other expense	(34,413)	—
Other income	117,573	42,245
Total other expense, net	(10,905,859)	(1,733,983)
Net loss	(22,508,208)	(9,198,854)
Less: net income (loss) attributable to noncontrolling interests	57,540	(49,188)
Net loss attributable to ConnectM Technology Solutions, Inc.	$(22,565,748)	$(9,149,666)

Other comprehensive income (loss):
Foreign currency translation adjustment	51,383	97,613
Comprehensive loss before noncontrolling interests	(22,514,365)	(9,052,053)
Less: comprehensive loss (income) attributable to noncontrolling interests	57,540	(49,188)
Comprehensive loss attributable to ConnectM Technology Solutions, Inc.	$(22,571,905)	$(9,002,865)

Weighted average shares outstanding of Common Stock	19,071,591	13,338,250
Basic and diluted net loss per share of Common Stock	$(1.18)	$(0.69)

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

															Accumulated	ConnectM
	Preferred Shares subject to Possible Redemption														Other	Technology
	Series Seed		Series Seed-1		Series A-1		Series B-1		Series B-2				Additional		Comprehensive	Solutions, Inc.'s		Total
	Preferred		Preferred		Preferred		Preferred		Preferred		Common Stock		Paid-In	Accumulated	Income	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss)	Deficit	interest	Deficit
Balance, as of December 31, 2022	644,030	$2,200,000	91,120	$292,625	743,068	$3,195,192	649,843	$3,983,538	142,730	$2,310,929	1,588,141	$159	$1,306,658	$(13,710,685)	$17,011	$(12,386,857)	$22,843	$(12,364,014)
Retroactive application of recapitalization	(644,030)	(2,200,000)	(91,120)	(292,625)	(743,068)	(3,195,192)	(649,843)	(3,983,538)	(142,730)	(2,310,929)	11,750,109	1,175	11,981,109	—	—	11,982,284	—	11,982,284
Adjusted balance, as of December 31, 2022	—	—	—	—	—	—	—	—	—	—	13,338,250	1,334	13,287,767	(13,710,685)	17,011	(404,573)	22,843	(381,730)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	407	—	—	407	—	407
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	97,613	97,613	—	97,613
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,149,666)	—	(9,149,666)	(49,188)	(9,198,854)
Balances, as of December 31, 2023	—	—	—	—	—	—	—	—	—	—	13,338,250	1,334	13,288,174	(22,860,351)	114,624	(9,456,219)	(26,345)	(9,482,564)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	525	—	—	525	—	525
Stock-based compensation to employees	—	—	—	—	—	—	—	—	—	—	16,607	1	34,999	—	—	35,000	—	35,000
Shares issued for services	—	—	—	—	—	—	—	—	—	—	885,000	89	1,729,261	—	—	1,729,350	—	1,729,350
Shares issues for settlement	—	—	—	—	—	—	—	—	—	—	125,000	13	133,737	—	—	133,750	—	133,750
Shares issued for acquisition of Green Energy Gains	—	—	—	—	—	—	—	—	—	—	160,000	16	161,424	—	—	161,440	—	161,440
Non-controlling unit ownership change	—	—	—	—	—	—	—	—	—	—	—	—	50,931	—	—	50,931	(759)	50,172
Business combination recapitalization net of transaction costs	—	—	—	—	—	—	—	—	—	—	6,701,421	670	(6,673,642)	—	—	(6,672,972)	—	(6,672,972)
Conversion of convertible debt and accrued interest	—	—	—	—	—	—	—	—	—	—	1,067,592	107	3,779,116	—	—	3,779,223	—	3,779,223
Shares issued in connection with debt settlements	—	—	—	—	—	—	—	—	—	—	6,534,776	654	7,460,920	—	—	7,461,574	—	7,461,574
Issuance of common stock for Standby Equity Purchase Agreement	—	—	—	—	—	—	—	—	—	—	264,456	26	187,474	—	—	187,500	—	187,500
Minority Interest Resulting from DC Acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,287,320	1,287,320
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	51,383	51,383	—	51,383
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,565,748)	—	(22,565,748)	57,540	(22,508,208)
Balances, as of December 31, 2024	—	$—	—	$—	—	$—	—	$—	—	$—	29,093,289	$2,910	$20,152,919	$(45,426,099)	$166,007	$(25,104,263)	$1,317,756	$(23,786,507)

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTM TECHNOLOGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(22,508,208)	$(9,198,854)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	745,741	776,397
Amortization of debt discount	137,615	346,557
Stock-based compensation expense	525	407
Shares issued for service	837,473	—
Shares issued for SEPA	187,500	—
Share issues for settlement of expenses	133,750	—
Stock-based compensation to employees	35,000	—
ROU amortization on finance leases	121,457	118,851
ROU amortization on operating leases	172,974	168,995
Provision for inventory shrinkage	23,926	187,098
Bad debt expense	187,633	71,173
Impairment loss	2,403,628	181,853
Loss (gain) on disposal of property, plant and equipment	(843)	(22,008)
Loss on extinguishment of debt	1,645,443	370,320
Gain on extinguishment of debt	(2,257,638)	—
Change in fair value of convertible debt	1,707,747	(25,446)
Change in fair value of forward purchase agreement	8,254,390	—
Gain on modification of forward purchase agreement	(1,572,236)	—
Day one gain on issuance of SEPA and convertible note	(134,886)	—
Change in fair value of contingent consideration	59,723	—
Change in fair value of derivative liabilities	187,428	—
Loss on modification of forward purchase agreement	385,000	—
Changes in operating assets and liabilities:	—	—
Accounts receivable	(767,292)	406,911
Contract asset	136,896	(343,646)
Inventory	(293,434)	191,623
Prepaid expenses and other current assets	139,452	(205,405)
Accounts payable	3,381,318	1,006,007
Accrued expenses	1,622,271	1,080,972
Operating lease liabilities	(146,307)	(166,060)
Working Capital Advance	(266,831)	—
Contract liabilities	(518,084)	477,563
Net cash used in operating activities	(5,959,133)	(4,621,692)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(27,044)	(41,771)
Proceeds from sale of property and equipment	13,000	56,648
Issuance of convertible note receivable	—	(445,000)
Purchase of additional noncontrolling shares	(60,000)	—
Cash acquired from acquisition of businesses, net of purchase price paid	152,482	—
Cash paid for capitalized software development costs	(186,103)	(35,588)
Net cash used in investing activities	(107,665)	(465,711)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Business Combination	35,770,959	—
Payment for reimbursement of consideration shares related to the Forward Purchase Agreement payment	(36,727,814)	—
Reimbursement for Recycled Shares related to Forward Purchase Agreement	1,000,000	—
Proceeds from the issuance of debt	6,614,400	9,047,344
Proceeds from the issuance of convertible notes	4,940,000	—
Cash paid for debt issuance costs	(1,015,114)	—
Payments of deferred offering costs	—	(984,857)
Repayments of debt	(2,262,401)	(2,153,487)
Repayments of convertible debt	(50,000)	—
Advance to Monterey Capital Acquisition Corporation	(1,933,695)	(2,491,431)
Proceeds from issuance of convertible notes	—	900,000
Advance from Lender	1,057,275	—
Payment on finance leases	(107,068)	(90,409)
Net cash provided by financing activities	7,286,542	4,227,160
Effect of exchange rate changes on cash and cash equivalents	27,731	97,280
Increase (decrease) in cash and cash equivalents	1,247,475	(762,964)
Cash, beginning of year	1,160,368	1,923,332
Cash, end of year	$2,407,843	$1,160,368
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,057,138	$375,304
Cash paid for taxes	$—	$—
Supplemental disclosures of noncash financing information:
Right-of-use asset, operating acquired	$110,819	$199,848
Right-of-use asset, finance acquired	$—	$55,057
Derivative liabilities issued in connection with extinguishment of obligations to lenders and vendors through issuance of common stock	$4,042,050	$—
Conversion of convertible debt to common stock	$3,779,223	$—
Carrying value of debt exchanged in connection with acquisition of noncontrolling shares	$110,172	$—
Common stock issued as consideration to acquire a business	$161,440	$—
Vehicles acquired through issuance of debt	$36,823	$317,020
Debt extinguished through repossession of vehicle	$22,839	$—
Vendor obligation exchanged for debt instrument	$119,000	$—
Deferred offering costs included in accounts payable	$—	$774,485
Common stock issued for prepaid expenses	$891,827	$—
Unpaid purchase price of acquisition	$170,000	$—
Shares issues in connection with debt conversion agreements	$7,461,573	$—
Recapitalization of non-controlling interest	$110,172	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND OPERATIONS

ConnectM Technology Solutions, Inc. (the “Company”), a Delaware corporation, who conducts its operations through its subsidiaries, is a constellation of companies offering solutions to its customers for the (i) decarbonization of homes and businesses using its AI-driven energy intelligence platform, (ii) facilitation of business-to-business transportation for products using contracted drivers through its online and mobile last mile local delivery platform, and (iii) management of connected operations using its industrial internet of things (“IIoT”) platform. The Company also provides a managed solutions service offering that includes human resources management, procurement services, omnichannel marketing and lead generation services and access to working capital loans to improve operating efficiencies and enhance profitability. The platforms and software that are used to deliver the solutions harvest data that is transformed into insights that its customers are able to access and use for analysis and action. The Company earns revenue outside the United States from its Transportation segments.

The Company also offers physical products as part of its solutions offerings, including an AI-driven intelligent heat pump system for use in the decarbonization of homes and businesses solution and display clusters, digital control units and vehicle control units used in the management of connected operations solution.

On July 15, 2024 (the “Merger Closing Date”), Monterey Capital Acquisition Corporation (“MCAC”) consummated an Agreement and Plan of Merger (the “Merger Agreement”) with ConnectM Technology Solutions, Inc. (“Legacy ConnectM”). Pursuant to the Merger Agreement, MCAC acquired all of the issued and outstanding shares of common stock from the Legacy ConnectM shareholders (the “Business Combination”) in exchange for 14,500,000 shares of ConnectM’s common stock (the “Share Consideration”) (see Note 5). On the Merger Closing Date, and in connection with the closing of the Merger Agreement, MCAC changed its name to ConnectM Technology Solutions, Inc (“ConnectM”) and the Company’s common stock began trading on the Nasdaq under the ticker symbol CNTM.

In connection with the closing of the Business Combination, the then-outstanding shares of common stock of Legacy ConnectM, were converted into shares of the common stock of the Company at an exchange ratio of approximately 3.3214 shares of Company common stock for each share of Legacy ConnectM common stock (the “Exchange Ratio”)

Legacy ConnectM was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The determination was primarily based on Legacy ConnectM’s shareholders prior to the Business Combination having a majority of the voting interests in the combined company, Legacy ConnectM’s ability to exert control over the majority of the board of directors of the combined company, Legacy ConnectM’s ability to maintain control of the board of directors on a go-forward basis, Legacy ConnectM’s senior management comprising the senior management of the combined company; and Legacy ConnectM’s operations prior to the Business Combination comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy ConnectM issuing stock for the net assets of MCAC, accompanied by a recapitalization. The net assets of MCAC were stated at fair value, with no goodwill or other intangible assets recorded.

While MCAC was the legal acquirer in the Business Combination, because Legacy ConnectM was deemed the accounting acquirer, the historical financial statements of Legacy ConnectM became the historical financial statements of the combined company, upon consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Legacy ConnectM prior to the Business Combination; (ii) the combined results of MCAC and Legacy ConnectM following the closing of the Business Combination; (iii) the assets and liabilities of Legacy ConnectM at their historical cost; and (iv) the Company’s equity structure for all periods presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of presentation and principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries over which the Company exercises control. All significant intercompany accounts, transactions and profits and losses were eliminated in consolidation. The Company also consolidated variable interest entities where it has been determined that the Company is the primary beneficiary of those entities’ operations. Any reference in these footnotes to the applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Noncontrolling Interest: The portion of equity not owned by the Company in entities controlled and consolidated by the Company are presented as noncontrolling interest and classified as a component of consolidated stockholders’ deficit, separate from total stockholders’ deficit on the Company’s consolidated balance sheets. The amount recorded is based on the noncontrolling interest holders’ initial investment, adjusted to reflect the noncontrolling interest holder’s share of earnings or losses from the Company controlled entity, and any distributions received or additional contributions made by the noncontrolling interest holder. The earnings or losses from the entity attributable to noncontrolling interests are reflected in net income attributable to noncontrolling interests on the accompanying consolidated statements of operations and comprehensive loss. All significant intercompany accounts, transactions, and profits and losses were eliminated in consolidation.

NOTE 2. CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Management of the Company determined on April 8, 2025, during the preparation of consolidated financial statements for the year ended December 31, 2024, that there were errors that were material to the Company’s previously issued interim consolidated financial statements for the quarterly period ended September 30, 2024 (the “Restated Period”), as included in the Company’s Quarterly Report on Form 10-Q for such period (the “Prior Filing”) and the Prior Filing needs to be restated. The Company’s Prior Filing, as well as any reports, related to earnings releases, investor presentations or similar communications of the Company’s Prior Filing should no longer be relied upon. Identified errors consisted of the following:

●      Note conversion agreements were entered into during September 2024 that were determined to be debt restructurings requiring recognition as extinguishments and share issuances at the time the conversion agreements were entered into were not accounted for as such. As such, the shares of Company common stock to be issued upon conversion were considered issued and outstanding for accounting purposes irrespective of the timing of when the shares were issued, though not considered issued or outstanding for legal purposes. Accordingly, the shares underlying those agreements were not properly accounted for or disclosed as share issuances and the associated obligations were not properly accounted for or disclosed as extinguishments in the Prior Filing. Additionally, there were embedded derivatives contained within each conversion agreement that were not properly identified, recorded at fair value at issuance, re-measured to fair value at the end of the reporting period, or disclosed in the Prior Filing. This has led to the overstatement of net loss, understatement of common stock, understatement of additional paid-in capital, overstatement of debt, and understatement of derivative liabilities in the Prior Filing.

●      True-up adjustments in the Company’s master service agreements were improperly classified as revenue instead of as a reduction to operating expenses in the Prior Filing. This has led to an overstatement of the Company’s revenue and selling, general and administrative expenses in the Prior Filing.

●      Fees paid on the Forward Purchase Agreement were improperly classified as change in fair value of forward purchase agreement, a component of other income (expense), instead of additional paid-in capital in the Prior Filing. The has led to an overstatement of additional paid-in capital and an overstatement of gain on forward purchase agreement modification in the Prior Filing.

●      Fees that were direct and incremental to the Business Combination were not accrued for as of the Merger Closing Date. This has led to an understatement of accrued expenses and an overstatement of additional paid-in capital in the Prior Filing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of the restatements on the line items within the previously reported unaudited condensed consolidated financial statement as of and for the nine months ended September 30, 2024 included in the Company’s Form 10-Q filed with the SEC on December 16, 2024 are as follows:

Consolidated Balance Sheet as of September 30, 2024 (unaudited) (in thousands)	As Previously Reported	Adjustment	As Restated
Accrued Expenses	$4,631	$(1,707)	$2,924
Due to Related Party	$686	$(686)	$—
Debt	$15,966	$(8,892)	$7,074
Due to Libertas	$1,057	$(1,057)	$—
Derivative liabilities	$—	$3,925	$3,925
Total current liabilities	$38,649	$(8,417)	$30,232
Total liabilities	$40,775	$(8,417)	$32,358
Common Stock	$2	$1	$3
Additional paid-in capital	$11,425	$6,103	$17,528
Accumulated deficit	$(39,910)	$2,314	$(37,596)
Stockholders' deficit	$(28,340)	$8,418	$(19,922)
Total stockholders' deficit	$(27,029)	$8,418	$(18,611)

Unaudited Consolidated Statement of Operations and Comprehensive Loss for the three months ended September 30, 2024 (in thousands)	As Previously Reported	Adjustment	As Restated
Revenues	$6,074	$(77)	$5,997
Selling, general and administrative expenses	$4,900	$(570)	$4,330
Loss from operations	$(3,026)	$(493)	$(2,533)
Interest expense	$(667)	$(10)	$(677)
Loss on extinguishment of debt	$—	$(952)	$(952)
Gain on extinguishment of debt	$—	$2,258	$2,258
Change in fair value of forward purchase agreement	$(8,575)	$452	$(8,123)
Gain on forward purchase agreement modification	$1,443	$104	$1,547
Change in fair value on derivative liabilities	$—	$(31)	$(31)
Total other income (expense)	$(9,152)	$1,821	$(7,331)
Loss before income taxes	$(12,178)	$2,314	$(9,864)
Net loss	$(12,178)	$2,314	$(9,864)
Net loss attributable to shareholders	$(12,238)	$2,314	$(9,924)
Comprehensive loss	$(12,159)	$2,314	$(9,845)
Comprehensive loss attributable to shareholders	$(12,219)	$2,314	$(9,905)
Basic and diluted net loss per share, common stock	$(0.61)	$0.14	$(0.47)
Weighted average shares outstanding of common stock	20,171,922		21,152,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statement of Operations and Comprehensive Loss for the three months ended September 30, 2024 (in thousands)	As Previously Reported	Adjustment	As Restated
Revenues	$17,299	$(918)	$16,381
Selling, general and administrative expenses	$11,773	$(1,411)	$10,362
Loss from operations	$(5,890)	$493	$(5,397)
Interest expense	$(1,820)	$(10)	$(1,830)
Loss on extinguishment of debt	$(592)	$(952)	$(1,544)
Gain on extinguishment of debt	$—	$2,258	$2,258
Change in fair value of forward purchase agreement	$(8,575)	$452	$(8,123)
Gain on forward purchase agreement modification	$1,443	$104	$1,547
Change in fair value on derivative liabilities	$—	$(31)	$(31)
Total other income (expense)	$(11,108)	$1,821	$(9,287)
Loss before income taxes	$(16,998)	$2,314	$(14,684)
Net loss	$(16,998)	$2,314	$(14,684)
Net loss attributable to shareholders	$(17,050)	$2,314	$(14,736)
Comprehensive loss	$(16,969)	$2,314	$(14,655)
Comprehensive loss attributable to shareholders	$(17,021)	$2,314	$(14,707)
Basic and diluted net loss per share, common stock	$(1.09)	$0.17	$(0.92)
Weighted average shares outstanding of common stock	15,643,799		15,973,225

Unaudited Consolidated Statement of Stockholders’ Deficit for the three months ended September 30, 2024 (in thousands)	As Previously Reported	Adjustment	As Restated
Common Stock	$2	$1	$3
Additional paid-in capital	$11,425	$6,103	$17,528
Accumulated deficit	$(39,910)	$2,314	$(37,596)
Stockholders' deficit	$(28,340)	$8,418	$(19,922)
Total stockholders' deficit	$(27,029)	$8,418	$(18,611)

Unaudited Consolidated Statement of Stockholders’ Deficit for the nine months ended September 30, 2024 (in thousands)	As Previously Reported	Adjustment	As Restated
Common Stock	$2	$1	$3
Additional paid-in capital	$11,425	$6,103	$17,528
Accumulated deficit	$(39,910)	$2,314	$(37,596)
Stockholders' deficit	$(28,340)	$8,418	$(19,922)
Total stockholders' deficit	$(27,029)	$8,418	$(18,611)

Unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2024 (in thousands)	As Previously Reported	Adjustment	As Restated
Net loss	$(16,998)	$2,314	$(14,684)
Loss on extinguishment of debt	$592	$952	$1,544
Gain on extinguishment of debt	$—	$(2,258)	$(2,258)
Change in fair value of forward purchase agreement	$8,575	$(452)	$8,123
Gain on modification of forward purchase agreement	$(1,443)	$(104)	$(1,547)
Change in fair value on derivative liabilities	$—	$31	$31
Net cash used in operating activities	$(3,251)	$483	$(2,768)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications: Certain prior period amounts have been reclassified to conform to the current year presentation.

Emerging growth company: The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts financial assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company’s most significant estimates and judgments involve the identification of intangible assets in business combination, valuation of acquired assets and assumed liabilities in a business combinations, classification of financial instruments as equity or liability, valuation of equity-classified and liability-classified financial instruments, the useful lives of long-lived assets, assumptions used in assessing impairment of long-lived assets, valuation of contingent consideration obligations, and the valuation of convertible debt reported at fair value.

Segment reporting: ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM focuses on operating (loss) income from operations as the primary measure to manage the business. Segment operating (loss) income from operations is (loss) income before interest expense, other expense, other income, unallocated corporate costs, and income taxes. There are four operating and reportable segments based on the level at which the CODM reviews operating results, assesses performance and makes decisions regarding resource allocation as follows:

(1)            Owned service network segment consists of our owned service providers who serve as a single point solution provider for homeowners and light commercial building owners for their electrification and decarbonization needs, including system design, installation, monitoring, maintenance and repair. The owned service providers use the Company’s technology platform, which provides maintenance, repair, and installation guidance and optimization (the “Technology Platform”), in servicing the homeowners and light commercial building owners.

(2)            Managed solutions segment provides third party residential and light commercial service providers with access to the Technology Platform as well as a selection of servicing offerings that the managed solutions customer can select from, including human resources management, procurement services, omnichannel marketing and lead generation as well as access to short-term working capital loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(3)            Logistics segment focuses on the facilitation of business-to-business transportation of heavy goods using the Company’s last mile delivery software.

(4)            Transportation segment focuses on the sale of hardware to original equipment manufacturers (“OEMs”). OEMs have the option to buy access to the Technology Platform to remotely monitor the performance of the hardware.

Cash and cash equivalents: The Company considers all highly liquid instruments with a maturity date of three months or less at the time of purchase and money market accounts to be cash equivalents. The Company had no cash equivalents at December 31, 2024 and December 31, 2023. As of December 31, 2024, the Company had $1,319,078 that exceeded FDIC insurance limits of $250,000.

Fair value measurements: ASC 820, Fair Value Measurements (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●      Level 1 – Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●      Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

●      Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

An asset’s or a liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques noted in ASC 820:

●      Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

●      Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

●      Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

ASC 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (the “Fair Value Option”). The Fair Value Option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. The Company measures the fair value of certain convertible note payables on a recurring basis under the Fair Value Option (see Note 10 and Note 14). Accordingly, changes in fair value related to changes in the Company’s credit risk were recognized as a component of accumulated other comprehensive income while all other changes in fair value were recognized in the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

he Company’s financial instruments with a carrying value that approximates fair value consist of cash, accounts receivable, contract asset, convertible note receivable-related party, inventory, deferred offering costs, other receivable-related party, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, accrued expenses-related party and contract liabilities due to their liquid or short-term nature or expected settlement dates of these instruments. If these financial instruments were recorded at fair value, they would be based on Level 1 inputs, except for short-term borrowings and notes receivable, related parties, net which would be based on Level 2 and Level 3 inputs, respectively.

The Company’s non-financial assets, such as intangible assets, and financial assets are adjusted to fair value when an impairment charge is recognized. The impairment charges recognized on non-financial assets that consist of investment, goodwill and acquired intangible assets are based on Level 3 inputs, including a comparison of the Company’s results with expectations and expectation for future profits.

The Company’s financial instruments that are measured at fair value on a recurring basis consist of forward purchase agreement derivative asset, forward purchase agreement put option, contingent consideration obligation, convertible debt and derivative liabilities (see Note 15).

Related parties: The Company considers parties to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions or owns more than 5.0% of the Company’s common stock. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation. The Company reviews the relationships of its vendors, customers, shareholders, and board members to determine whether there are any parties that meet the criteria to be considered related. Any party that is deemed to be related to the Company is referred to as an “affiliate” or “related party” in these consolidated financial statements.

Accounts receivable and allowance for credit losses: Accounts receivable are carried at original invoice amount, less any estimate made for credit losses. The allowance for credit losses is based on the expected credit losses on receivables in an amount equal to the estimated probable losses net of recoveries. The Company currently monitors financial conditions of the companies it has receivables from on a continuing basis. After considering current economic conditions and specific and financial stability of its receivables, an allowance for credit losses is maintained in the consolidated balance sheets at a level which management believes is sufficient to cover all probable future credit losses as of the consolidated balance sheet date based on specific reserves and an expectation of future economic conditions that might impact collectability. Changes in circumstances relating to these factors may result in the need to increase or decrease our allowance for credit losses in the future. There was no allowance for credit losses recorded as of December 31, 2024 and 2023. There were two customers who individually accounted for more than 10.0% of accounts receivable as of December 31, 2024. The customers Air Temp Services and Tire Rack accounted for 18% and 36% of the receivable respectively. Air Temp Services is considered a related party due to its ownership by SriSid LLC and Arumilli LLC, which are related parties to the Company. The Company had a Managed Services Agreement in place with Air Temp during the reporting period.

Inventories: Inventories are stated at the lower of cost (determined by average cost method) or net realizable value. The valuation of inventories requires the Company to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The Company employs a variety of methodologies to determine the net realizable value of its inventory. While a portion of the calculation to record inventory at its net realizable value is based on the age of the inventory and lower of cost or net realizable value calculations, a key factor in estimating obsolete or excess inventory requires the Company to estimate the future demand for its products. If actual demand is less than the Company’s estimates, impairment charges, which are recorded to cost of sales, may need to be recorded in future periods. Inventory in excess of saleable amounts is not valued, and the remaining inventory is valued at the lower of cost or net realizable value. As of December 31, 2024 and 2023, an allowance for obsolete or slow-moving inventory was not required. The Company recognized a provision for inventory shrinkage of $23,926 and $187,098 for the years ended December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventories consist of parts and finished goods. Parts primarily consist of manufacturing hardware, wiring, and piping. Inventories consisted of the following:

	December 31,
	2024	2023
Parts	$164,131	$250,700
Finished Goods	386,564	26,643
Total	$550,695	$277,343

Convertible notes receivable, related party: The Company recorded convertible notes receivable for advances made to MCAC during the year ended December 31, 2023 for working capital purposes. The convertible notes receivable were non-interest bearing and were to be repaid upon consummation of a Business Combination. At the Company’s option, the convertible notes receivable could be converted into stock purchase warrants of MCAC at $1.00 per warrant. The Company accounts for these convertible notes receivable in accordance with ASC 310, Receivables. At the close of the Business Combination (see Note 1 and Note 5), the convertible notes receivable was neither repaid nor converted into stock purchase warrants of MCAC and were instead eliminated in consolidation.

Prepaid expenses and other current assets: Prepaid expenses and other current assets include prepaid insurance, prepaid rent, and advances to service providers, which are expected to be recognized, received or realized within the next 12 months.

Working capital advances to managed solutions segment customers: These are funds advanced by the Company to customers of its Managed Solutions segment to support their short-term working capital needs, such as purchasing inventory, financing operational expenses, or bridging cash flow gaps. The advances are generally provided under agreements that allow the Company to recoup the funds through future payments, service fees, or revenue-sharing arrangements tied to the customer’s use of the Managed Solutions platform.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation, or if acquired in a business combination, at fair value as of the date of acquisition. Depreciation is computed using the straight-line method, based upon the following estimated useful lives:

Classification	Estimated Useful Life
Furniture and fixtures	3-5 years
Machinery and equipment	3-5 years
Vehicles	3-6 years
Property improvements	5 years
Buildings	40 years

Major renewals and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the consolidated statements of operations and comprehensive loss as a component of other (expense) income.

Intangible assets: Intangible assets include internally developed software and acquired intangible assets. Acquired identifiable intangible assets include tradenames, customer relationships, intellectual property, internally developed software, acquired technology, and noncompetition agreements that are amortized over their estimated useful lives using the pattern in which the economic benefits of the asset are consumed or otherwise used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Classification	Estimated Useful Life
Customer Relationships	8-5 years
Trade Names	3-10 years
Noncompetition Agreements	5 years
Acquired Technology	5 years
Intellectual Property	5-15 years
Internally Developed Software	5 years

As it relates to customer relationships, that pattern is generally based upon the forecasted undiscounted cash flows established at the time of acquisition. For all other intangible assets, that pattern is generally on a straight line basis.

Software development costs: Costs are incurred related to internally developed software that powers the Company’s platforms that are accessed by customers. The Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. Capitalized costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. Software development costs, when placed in service, are amortized on a straight-line basis over their estimated useful life upon initial release of the software or additional features. During the years ended December 31, 2024 and 2023, the Company capitalized costs totaling $186,103 and $35,588, respectively.

Business combination: The Company accounts for business combinations using the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed, and noncontrolling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items. The results of operations for an acquired business are included in the Company’s consolidated financial statements from the date of acquisition.

Deferred offering costs: Commissions, legal fees and other costs that are direct and incremental costs directly related to the Business Combination transaction were capitalized as deferred offering costs until the consummation of the transaction. Offering costs totaling approximately $3,960,397 were reclassified to additional paid-in capital upon the closing of the Business Combination (see Note 5).

Impairment of long-lived assets: In accordance with ASC 360, Impairment or Disposal of Long-Lived Assets (“ASC 360”), the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment on the long-lived assets during the years ended December 31, 2024 and 2023. Impairment indicators identified at December 31, 2024 were recurring losses for two consecutive years at two subsidiaries and significantly declining sales at one of those subsidiaries. Impairment indicators at December 31, 2023 were the decisions to wind down the operations of two subsidiaries during the year ended December 31, 2023.

An impairment loss of approximately $1,568,000 and $157,103 was recognized on goodwill for the years ended December 31, 2024 and 2023, respectively. An impairment loss of approximately $836,000 and approximately $25,000 was recognized on intangibles for the years ended December 31, 2024 and 2023, respectively due to covenants not met for a non-compete agreement.

The assumptions used in the impairment analyses represent Level 3 inputs.

Derivative financial instruments: The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The Company’s objectives and strategies for using derivative instruments, and how the derivative instruments and related hedged items are accounted for affect the consolidated financial statements. The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk.

The Company evaluates all of its financial instruments, including notes payable and warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company applies significant judgment to identify and evaluate complex terms and conditions in its contracts and agreements to determine whether embedded derivatives exist. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss each period. Bifurcated embedded derivatives are classified with the related host contract on the Company’s consolidated balance sheets.

An evaluation of specifically identified conditions is made to determine whether the fair value of the derivative issued is required to be classified as equity or as a derivative liability. Changes in the estimated fair value of the liability-classified derivative financial instruments are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

Derivative assets and liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the consolidated balance sheet date.

Notes payable and notes payable – related party: The Company has entered into notes payable with third-party and related party lenders. Notes payable and notes payable – related parties are recorded net of any debt issuance costs incurred. Debt issuance costs, including original issuance discounts, are amortized to interest expense using the effective interest method over the contractual term of the obligation.

Convertible notes payable: The Company evaluates convertible notes payable in accordance with ASC 470, “Debt with Conversion and Other Options” (“ASC 470”) to determine if embedded conversion features present in the convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Debt issuance costs are allocated proportionately to the debt host and conversion feature

Convertible notes payable are reflected at fair value as the Company elected to measure these financial instruments with the fair value option. Each period, the fair value of the convertible notes payable is calculated and the resulting gains and losses from the change in fair value of the convertible notes associated with non-credit components were recognized in income, while the change in fair value associated with credit components were recognized in accumulated other comprehensive income (“AOCI”), and subsequently released from AOCI upon maturity (see Note 10 and Note 14).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in fair value (inclusive of any Day 1 Gains or Losses) of $1,572,861 and $25,446 was recorded as a component of other income (expense) in the accompanying consolidated statements of operations and comprehensive loss as the change in fair value of the convertible debt was not attributable to instrument specific credit risk during the years ended December 31, 2024 and 2023.

Gains and losses on extinguishment of liabilities: The Company recognizes gains and losses on extinguishment of liabilities, including accounts payable and debt obligations, with unrelated parties as the difference between the reacquisition price and the net carrying amount of the associated obligation, as a component of other expense (income), net in the consolidated statements of operations.

The Company classifies the gains and losses on extinguishment of liabilities with related parties as a reduction of capital in the accompanying statements of changes in stockholders’ deficit or as a component of other expense (income), net in the accompanying consolidated statements of operations and comprehensive loss based on the facts and circumstances of each extinguishment transaction.

Revenue Recognition: The Company follows the guidance of ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The Company’s revenue is generated from customers located in the U.S, India, the United Kingdom and the United Arab Emirates.

Revenue is recognized based on a five step model that includes (1) Identification of the contract with a customer, (2) Identification of the performance obligations in the contract, (3) Determination of the transaction price, (4) Allocation of the transaction price to the performance obligations in the contract, (5) Recognition of revenue when, or as, the Company satisfies a performance obligation.

Installation and Maintenance Services

Installation and maintenance services consists of equipment sales, installation of equipment and service agreements associated with equipment sold to customers (i.e., maintenance visits, remote technical support, etc.). These services represent multiple performance obligations that are combined into a single unit of accounting. Each transaction is a distinct performance obligation, priced on a standalone basis. The transaction price is determined at service or contract inception and reflects the amount of consideration to which we expect to be entitled in exchange for the services provided to the customer and is reported net of discounts that may be offered. Discounts, if any, are generally explicitly stated in a contract as a fixed percentage of the transaction price related to the performance obligations within the contract.

As projects are expected to be completed within one year, the practical expedient to recognize revenue in the amount billable to the end consumer was elected. Performance obligations related to our managed solutions contracts are generally satisfied over time. For services transferred over time, revenue is recognized based on amounts invoiced to the end consumer as the Company has concluded that the invoice amount directly corresponds with the value of services provided to the end consumer. Management considers this a faithful depiction of the transfer of control as services are substantially the same and have the same pattern of transfer over the life of the contract. As such, revenue related to unsatisfied performance obligations that will be billed in future periods has not been disclosed.

Logistics Services

Logistic services revenue consists of delivery fees paid by customers for completed deliveries. The Company generates revenues at the point in time when the products requested by the Company’s customer are delivered to the end destination. Revenue is generally billed weekly and collected within a week of when a product delivery is completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Product sales

Product sales are made to original equipment manufacturers (“OEMs”). Revenue is recognized upon transfer of control of goods to the customer, which occurs when title to goods is passed and risk of loss is transferred to the customer, which is generally upon shipment of goods to the customer. The amount of revenue recognized is net of discounts that the Company may offer to a customer. Based on historical experience, estimated returns are determined not material as of December 31, 2024 and 2023 and as such no reserve for future estimated returns has been recorded for the years then ended.

The Company excludes from revenue taxes collected from customers and remitted to government authorities related to sales of the Company’s inventory. Shipping and handling costs that are billed to customers are included in net sales.

Software Subscriptions

We derive subscription revenue from software access fees, which comprise subscription fees from customers accessing our IIoT platform. Our contract terms are generally for a twelve-month term and access fees are billed annually in advance and generally recognized over the term of the service period. Subscription revenue gives the customer the right to access our platform. In accordance with ASC 606, a ‘right to access’ license is recognized over the license period.

We derive usage fees based on actual customer users accessing the IIoT platform during a given month. Usage fees are billed monthly in arrears and recognized in the month the user access offered.

Managed Solutions

Managed solutions revenue represents support services provided to a customer, including human resources management, procurement services, omnichannel marketing and lead generation. These services represent multiple performance obligations that are combined into a single unit of accounting. The Company is primarily responsible for fulfilling the promise to provide the specified good or service to the customer. Through its provision of human resources management services, the Company was determined to have the control over direction the actions of the customer’s employees and as such was also determined to be primarily responsible for fulfilling the promise to provide the customer’s specified good or service to the customer’s end consumer. Accordingly, the Company is a principal in transactions and presents revenue on a gross basis.

Judgment is required in determining whether the Company is the principal or the agent in the provision of managed solutions services. The Company evaluates the presentation of revenue on a gross or net basis based on whether it is responsible for fulfilling the promise (gross) or whether the customer is responsible for fulling the promise to the customer’s end consumer (net). The Company is contractually obligated to provide the service offerings selected by a customer, which as of December 31, 2024 include human resources management, procurement services, omnichannel marketing and lead generation for all customers. In performing the human resources management services, the Company has complete authority over the customer’s employees as the customer’s employees become employees of the Company, at which point the responsibility of directing the customer’s employees’ actions becomes solely that of the Company. The Company has the authority to make changes to the pricing guidelines and therefore sets the price of the customer’s products and services to the end consumer. Additionally, the credit risk associated with collectability of the customer’s end consumer is solely that of the Company based on the terms of the agreements between the Company and the customer. As a result, the Company acts as the principal by providing the ongoing service support that enables its customers to conduct business without interruption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s performance obligation mirrors that of the customer’s performance obligation to the customer’s end consumer. Accordingly, the Company recognizes revenue based on when the Company’s customer considers its performance obligation is satisfied. As projects are expected to be completed within one year, the practical expedient to recognize revenue in the amount billable to the end consumer was elected. Performance obligations related to our managed solutions contracts are generally satisfied over time. For services transferred over time, revenue is recognized based on amounts invoiced to the end consumer as the Company has concluded that the invoice amount directly corresponds with the value of services provided to the end consumer. Management considers this a faithful depiction of the transfer of control as services are substantially the same and have the same pattern of transfer over the life of the contract. As such, revenue related to unsatisfied performance obligations that will be billed in future periods has not been disclosed.

Pricing for our services is established in the customer contract and is set as a percentage of the customer’s revenue for a week. Quarterly, a working capital true up adjustment may be processed if costs incurred by the customer exceed the percentage of the customer’s revenue. If a working capital true up adjustment is determined necessary, it is recorded as a reduction of sales, general and administrative expenses as it represents the customer’s reimbursement of costs incurred by the Company.

Contract Assets and Liabilities

Contract liabilities include deferred revenues related to advanced payments for services and the amount contract billings exceed recognized revenue on a contract. As of December 31, 2024 and 2023, contract liabilities consisted solely of advanced payments received from customers.

Contract assets include certain costs that were incurred on contracts in advance of the satisfaction of the performance obligation and the amount recognized revenue exceeds contract billings on a contract. Contract assets consisted of commissions, labor, and material costs that were incurred for projects where the performance obligation was not complete as of December 31, 2024 and 2023. These costs will be reclassified to cost of revenues and recognized in the same manner as the corresponding performance obligation. Any costs to fulfill where the period of benefit is less than one year are expensed as incurred.

The portion of contract assets and liabilities that will be recognized within one-year of the reporting periods are reflected within current assets and current liabilities, respectively, on the accompanying consolidated balance sheets. The remaining portion to be recognized beyond one-year of the reporting period will be recognized as a non-current asset and a non-current liability.

The following table summarizes the contract asset activity for the years ended December 31, 2024 and 2023:

Balance as of January 1, 2023	$—
Deferral of costs on contracts where performance obligations were not complete	343,646
Balance as of December 31, 2023	343,646
Recognition of costs on contracts where performance obligations completed during the period	(343,646)
Deferral of costs on contracts where performance obligations were not complete	206,750
Balance as of December 31, 2024	$206,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the contract liability activity for the years ended December 31, 2024 and 2023:

Balance as of January 1, 2023	$643,254
Recognition of revenue recorded as a contract liability as of January 1, 2023	(643,254)
Customer advance payments	1,120,817
Balance as of December 31, 2023	$1,120,817
Recognition of revenue recorded as a contract liability as of December 31, 2023	(1,075,911)
Customer advance payments	557,563
Balance as of December 31, 2024	$602,469

Limited Warranty

The Company provides limited warranties that include a one-year warranty on any labor provided on installation services and a ten-year warranty on structural damage for certain installation services. Warranties are not considered separate performance obligations as they were determined to be assurance type warranties. Based on historical experience, warranties are determined to not be material as of December 31, 2024 and 2023 and as such no reserve for future warranty claims has been recorded for the years then ended.

Costs to Obtain a Contract

The Company incurs costs to obtain contracts in the form of commissions paid to its sales personnel, a third party service provided and a third party financing company made available to our customers, which are eligible to be capitalized as an asset and amortized over the life of the contract. As all projects are completed within a year, the practical expedient to expense costs to obtain contracts as they are incurred was elected. The commission and financing fee expenses for the years ended December 31, 2024 and 2023 were $608,433 and $264,270, respectively, and are recorded as a component of selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss.

Leases: The Company determines if an arrangement is a lease at inception of the contract. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and operating lease liabilities, net of current portion in the accompanying consolidated balance sheets. Finance leases are accounted for as long-term assets, with the current and long-term portions of debt disclosed in the accompanying consolidated balance sheets. The Company accounts for leases with an original maturity of one year or less using the short-term lease practical expedient. These short-term leases are not recognized on the consolidated balance sheets and are accounted for using the straight-line method over the lease term.

ROU assets represent the Company’s right to use underlying assets for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate the present value for lease payments is the Company’s incremental borrowing rate, which is determined based on information available at lease commencement and is equal to the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company uses the implicit rate when readily determinable. The Company has entered into operating leases for corporate offices having remaining lease terms of one to three years. The Company has entered into finance leases primarily for vehicles and equipment, having initial terms of three years.

The Company’s real estate leases may include one or more options to renew, with the renewal extending the lease term for an additional one to five years. The exercise of lease renewal option is at the Company’s sole discretion. In general, the Company does not consider renewal option to be reasonably likely to be exercised, therefore renewal option are generally not recognized as part of the ROU assets and lease liabilities. Lease costs for lease payments are recognized on a straight-line basis over the lease term, unless there is a transfer of title or purchase option reasonably certain to be exercised. The Company does not record operating leases with an initial term of twelve months or less (“short-term leases”) in the consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s vehicle leases may include transfer rights or options to purchase at the end of the lease that the Company is reasonably certain to exercise. Interest expense is recognized using the effective interest rate method, and the ROU asset is amortized over the useful life of the underlying asset.

Certain of the Company’s lease agreements contain both lease and non-lease components, which are generally accounted for as a single lease component.

Cost of revenues: Cost of revenues includes payroll and benefit costs of employees and direct costs associated with the delivery charges from independent contractors who perform a performance obligation directly as well as inventory utilized in the satisfaction of the performance obligation. It also includes any shipping and handling services for the Company’s inventory.

Selling, general and administrative expenses: Selling, general and administrative expenses include payroll and benefit costs of employees who are not directly involved with the satisfaction of a performance obligation, facility costs, leasehold improvement amortization, utility costs, repair and maintenance, advertising, insurance, equipment depreciation and professional fees.

Advertising expenses: Advertising expenses include the costs incurred to promote the products, services, or brand to the public. These expenses are intended for generating awareness to customers and driving sales through various forms of advertising. Common types of advertising expenses include costs for media placements, production of advertisements, and marketing campaigns across platforms like television, digital, print, and outdoor channels. Advertising expenses were approximately $955,000 and approximately $691,000 for the years ended December 31, 2024 and 2023 respectively.

Stock-based compensation: The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation, under which shared based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the consolidated financial statements as stock-based compensation expense based on the fair value on the date of grant. The fair value of the share based payment is calculated and then recognized as compensation expense over the requisite service period. The Company issues stock option awards to employees and nonemployees.

The Company utilizes the Black-Scholes model to determine the fair value of the stock option awards, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time grantees will retain their vested stock options before exercising them for employees and the contractual term of the option for nonemployees (“expected term”), (b) the volatility of the Company’s common stock price over the expected term, (c) expected dividends, and (d) the fair value of a share of common stock prior to the Business Combination. After the closing of the Business Combination, the Company’s board of directors determined the fair value of each share of common stock underlying stock-based awards based on the closing price of the Company’s common stock as reported by the NonNasdaq on the date of grant. The Company has elected to recognize the adjustment to share-based compensation expense in the period in which forfeitures occur.

The assumptions used in the Black-Scholes model are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 13). As a result, if other assumptions had been used, the recorded share-based compensation expense could have been materially different from that depicted in the consolidated financial statements

Warrants: The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing liabilities from equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance, modification, and as of each subsequent quarterly period end date while the warrants are outstanding. For the years ended December 31, 2024 and 2023, all of the Company's warrants were accounted for as equity classified instruments.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss. The Company assesses the classification of its warrants at each reporting date to determine whether a change in classification between equity and liability is required.

Comprehensive loss: Comprehensive loss is comprised of net loss and all changes to the consolidated statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the years ended December 31, 2024 and 2023 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Net loss per share: Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding the effects of any potential dilutive securities. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common share equivalents had been issued and if the additional common shares were dilutive. Loss per share excludes all potential dilutive shares of common shares if their effect is anti-dilutive.

For the years ended December 31, 2024 and 2023, potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock options and warrants (using the treasury stock method) and the conversion of convertible notes payable. Conversion features of notes payable may have a variable conversion feature, amending the number of conversion shares based on the market price of the stock. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

Diluted net loss per share includes the potential dilutive effect of common stock equivalents as if such securities were converted or exercised during the period, when the effect is dilutive. Given the Company is in a net loss position for the years ended December 31, 2024 and 2023, there is no difference between basic and diluted net loss per share.

The following table summarizes the potentially dilutive securities excluded from the computation of diluted shares outstanding because the effect of including these potential shares was anti-dilutive:

Options	473,929
Warrants	13,067,494
Convertible notes payable that convert into common stock	1,759,945
15,301,368

Foreign Currency: The Company’s consolidated financial statements are presented in the reporting currency of the U.S. dollar. The function currency for all consolidated entities is the U.S. dollar, with the exception of one subsidiary which is located in India, whose function currency is the Indian Rupee (INR). Assets and liabilities of the Company are translated into the reporting currency using the exchange rate in effect at the consolidated balance sheet dates. Equity transactions are translated using the historical exchange rate in effect on the date of the transaction, except for the change in accumulated deficit during the year, which is the results of the operations translation process. Results of operations and cash flows are translated using the weighted average exchange rates in effect during the period. As a result, amounts relating to the assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with the changes in the corresponding balances on the accompanying consolidated balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into the reporting currency are recorded as a component of comprehensive income (loss). For the years ended December 31, 2024 and 2023, the realized foreign currency exchange gain (loss) was $36,579 and $0, respectively and is included as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024 and 2023, the unrealized foreign currency exchange gain was de minimis and is included as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes: Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. The Company recognizes interest and penalties related to income tax matters in general and administrative expense The Company has not identified any uncertain income tax positions as of December 31, 2024 and 2023. The Company operates within multiple taxing jurisdictions and in the normal course of business its tax returns are examined in various jurisdictions. The reversal of the accruals for uncertain tax positions is recorded when examinations are effectively settled, statutes of limitation are closed, or tax laws are changed. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2020.

Recently issued accounting pronouncements, adopted

In August 2020, ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), to simplify accounting for certain financial instruments. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce from-over-substance-based accounting conclusions. The Company adopted ASU 2020-06 effective January 1, 2024, and the adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting — Improvements to Reportable Segment Disclosures. ASU 2023-07 requires entities to disclose significant segment expense categories and amounts for each reportable segment and is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2023-07 effective January 1, 2024, and the adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any amendments the SEC does not remove by September 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

ASU 2023-09, Income Taxes (“ASU 2023-09”), requires disclosure of specific categories and disaggregation of information in the rate reconciliation table and expands disclosures related to income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024 and is to be applied prospectively. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”) updates accounting standards for revenue recognition (ASC 606), lease accounting (ASC 842), and impairment of long-lived assets (ASC 360). ASU 2024-02 provides enhanced guidance for estimating variable consideration, accounting for contract modifications, determining lease terms, and simplifying impairment testing for long-lived assets. It also introduces increased disclosure requirements for financial instruments and derivatives. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), requires public companies to disaggregate key expense categories, such as inventory purchases, employee compensation and depreciation in their financial statements. This aims to improve investor insight into company performance. ASU 2024-03 is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

The Company does not believe that any other recently issued accounting pronouncements not yet adopted will have a material effect on its consolidated financial statements.

NOTE 4: GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. As of December 31, 2024, the Company had cash of approximately $2,408,000. The Company had a working capital deficit of approximately $26,247,000 at December 31, 2024. The Company incurred a net loss and generated negative cash flow from operating activities of approximately $22,508,000 and $5,959,000, respectively, for the year ended December 31, 2024. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of expenses and ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

On May 6, 2025, the Company received a determination letter (the “Delisting Notification”) from the Nasdaq Hearings Advisor stating that the Panel has determined to delist the Company’s common stock, par value $0.0001 per share from the Nasdaq Capital Market, and Nasdaq suspended the trading of the Company’s Common Stock on May 7, 2025 because the Company has not demonstrated compliance with the MVLS Rule, nor does it meet any of the alternative requirements under Nasdaq Listing Rule 5550(b) and has failed to demonstrate that additional time to regain compliance is appropriate.

As of the date of this prospectus, the Company has not made certain scheduled payments under the SEPA Convertible Note and is therefore in technical default under the agreement. However, Yorkville has not issued a formal notice of default, and the Company remains in ongoing discussions with Yorkville regarding a potential resolution and restructuring of the outstanding obligations. The Company is required to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three Installment Payments, as defined in the promissory note, coming due. As of December 31, 2024, the minimum cash balance required was approximately $833,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If additional equity or debt financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its results of operations and financial condition would be materially and adversely affected. Any such financing likely would be dilutive to existing stockholders and could result in significant financial operating covenants that would negatively impact the Company’s business.

Based on the foregoing, management has concluded there is substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 5: REVERSE RECAPITALIZATION

On July 12, 2024, Legacy ConnectM and MCAC consummated the merger contemplated by the Merger Agreement with Legacy ConnectM surviving the merger as a wholly-owned subsidiary of MCAC.

Upon the closing of the Business Combination, MCAC’s certificate of incorporation was amended and restated to, among other things, set the total number of authorized shares of capital to 110,000,000 shares, of which 100,000,000 were designated as common stock, $0.0001 par value per share, and of which 10,000,000 shares were designated as preferred stock, $0.0001 par value per share.

Immediately prior to the closing of the Business Combination,

●      each outstanding share of Legacy ConnectM preferred stock was converted into Legacy ConnectM common stock based on a one-to-one ratio. The Business Combination is accounted for with a retrospective application of the Business Combination that resulted in 2,427,791 shares of preferred stock converting into the same number of shares of Legacy ConnectM common stock

●      convertible note payable totaling $2,250,000 were converted into shares of Legacy ConnectM common stock at $7.00 per share, resulting in the issuance of 321,428 shares of Legacy ConnectM common stock.

Upon consummation of the Business Combination, each share of Legacy ConnectM stock issued and outstanding was cancelled and converted into the right to receive 3.3214 shares of the Company’s common stock.

Outstanding stock options, whether vested or unvested, to purchase shares of Legacy ConnectM common stock granted under the 2019 Equity Incentive Plan (the “2019 Plan”) (“Legacy Options”) converted into stock options for shares of the Company’s common stock upon the same terms and conditions that were in effect with respect to the Legacy Options immediately prior to the Business Combination, after giving effect to the Exchange Ratio (see Note 13). Legacy Options are granted under the Company’s 2023 Equity Incentive Plan (the “2023 Plan”) (see Note 13), and as such are excluded from the Share Consideration.

Outstanding warrants to purchase shares of Legacy ConnectM common stock (“Legacy Warrants”) converted into warrants for shares of the Company’s common stock upon the same terms and conditions that were in effect with respect to the Legacy Warrants immediately prior to the Business Combination after giving effect to the Exchange Ratio (see Note 12).

Outstanding warrants to purchase shares of MCAC Class A common stock will remain outstanding at the Merger Closing Date. The warrants will become exercisable 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation (see Note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Business Combination,

●      certain MCAC shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 3,665,639 shares of MCAC Class A common stock for gross redemption payments of $41,652,720.

●      certain MCAC shareholders who held rights issued at MCAC’s IPO automatically received 920,000 shares of MCAC Class A common stock, which was one-tenth of one share of MCAC common stock.

●      an investor purchased 3,248,466 shares of MCAC Class A common stock on the Merger Closing Date in the open market from certain MCAC shareholders from those who elected to redeem shares of MCAC pursuant to the terms of a forward purchase agreement entered into effective December 31, 2022 (see Note 14).

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, MCAC was treated as the acquired company for financial reporting purposes (see Note 1). Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of the Company issuing shares for the net assets of MCAC, accompanied by a recapitalization. The net assets of MCAC were stated at fair value with no goodwill or other intangible assets recorded.

Prior to the Business Combination Legacy ConnectM and MCAC filed separate standalone federal, state and local income tax returns. As a result of the Business Combination Legacy ConnectM will file a consolidated income tax return. Although, for legal purposes, MCAC acquired Legacy ConnectM, and the transaction represents a reverse acquisition for federal income tax purposes. MCAC will be the parent of the consolidated group with Legacy ConnectM a subsidiary, but in the year of the closing of the Business Combination, Legacy ConnectM will file a full year tax return with MCAC joining in the return the day after the Merger Closing Date.

As a result of the Business Combination, there was a negative equity recapitalization into additional paid in capital of $2,704,909. In addition, the Company incurred offering costs of $3,968,063, which were also treated as a reduction of additional paid in capital.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statements of changes in stockholders’ deficit for the year ended December 31, 2024:

Cash - MCAC's trust and cash (net of redemption)	$38,441,920
Less: transaction costs and advisory fees paid	(2,670,961)
Net Business Combination financing	$35,770,959

The number of shares of the Company’s common stock issued immediately following the consummation of the Business Combination were:

Common stock, outstanding prior to Business Combination	$3,898,781
Less: redemption of MCAC shares	(3,665,639)
Common stock of MCAC	233,142
MCAC founder shares	2,300,000
Rights issued to MCAC shareholders	920,000
Shares outstanding in connection with forward purchase agreement	3,248,466
Business Combination and forward purchase agreement financing shares	6,701,608
Legacy ConnectM shares	14,422,449
Total shares of common stock immediately after Business Combination	21,124,057
Issuance of shares of common stock after Business Combination	7,969,232
Total shares of common stock at December 31, 2024	$29,093,289

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The number of Legacy ConnectM shares was determined as follows:

	Legacy ConnectM shares	Legacy ConnectM shares, effected for Exchange Ratio
Recapitalization applied to common stock outstanding at December 31, 2022	1,588,141	5,274,587
Issuance of Old ConnectM shares prior to closing of Business Combination	5,000	16,607
Conversion of convertible notes payable to common stock prior to Business Combination	321,428	1,067,592
Recapitalization applied to Series Seed preferred stock outstanding at December 31, 2022	644,030	2,139,081
Recapitalization applied to Series Seed-1 preferred stock outstanding at December 31, 2022	91,120	302,645
Recapitalization applied to Series A-1 preferred stock outstanding at December 31, 2022	743,068	2,468,026
Recapitalization applied to Series B-1 preferred stock outstanding at December 31, 2022	649,843	2,158,388
Recapitalization applied to Series B-2 preferred stock outstanding at December 31, 2022	299,730	995,523
		14,422,449

Shares of common stock reserved for issuance for the exercise of the Legacy Options and Legacy Warrants totaled 473,929 and 77,494, respectively, after giving effect for the Exchange Ratio.

NOTE 6: BUSINESS COMBINATIONS

Delivery Circle

On August 5, 2024, the Company entered into a Membership Purchase Agreement (the “Purchase Agreement”) with an individual (“Seller”), for the purposes of acquiring from the Seller certain of the issued and outstanding equity securities of DeliveryCircle, LLC, (“DC”). DC is engaged in the business of providing dispatch and delivery services and related software.

Pursuant to the Purchase Agreement, ConnectM purchased from the Seller certain membership interests in DC, comprised of 842,157 Class A Units, 207,843 Class P Units and 3,063 Series A Units (the “Acquired Interests”), which account for forty-six percent (46.0%) of the equity interests and fifty-seven percent (57.0%) of the voting interests of DC. In addition, in connection with ConnectM’s acquisition of the Acquired Interests, ConnectM will have the right to appoint four out of the seven voting members to DC’s board of directors.

ConnectM purchased the Acquired Interests in exchange for $520,000 cash consideration plus contingent consideration. The contingent consideration is the lesser of a base amount, 20% of revenue growth from the previous year, or 37% of EBITDA for the current year, is paid annually in February of the subsequent calendar year for the prior fiscal year and is applicable to the years ended December 31, 2024 through 2031. The Company used a Monte Carlo simulation model to calculate the contingent consideration’s fair value of approximately $576,000 (see Note 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the purchase consideration in the acquisition is as follows:

Cash	$520,000
Contingent consideration at fair value	575,690
Noncontrolling interest at fair value	1,287,320
$2,383,010

The following table summarizes the fair values of the assets acquired and liabilities assumed and noncontrolling interest at the date of acquisition:

Cash	$699,292
Accounts receivable	620,189
Prepaid expenses and other assets	41,284
Intangible assets	586,000
Accounts payable	(218,417)
Accrued expenses and other current liabilities	(135,789)
Total identifiable net assets	1,592,559
Goodwill	$790,451

After allocating the purchase price to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, the Company recorded goodwill of approximately $791,000. Goodwill largely consists of expected synergies to be realized from new ownership and is expected to not be deductible for income tax purposes. The identified intangible assets of DC’s consist of the following:

Identified intangible asset	Fair Value	Useful life
Customer relationships	$106,000	8 years
Developed technologies	400,000	5 years
Trade name	80,000	5 years
Fair value of identifiable intangible assets	$586,000

The identifiable intangible assets were valued using the income approach with the assistance of third-party appraisers. The income approach requires several judgements and assumptions, including growth rates, discount rates, customer attrition rates, expected levels of cash flows, and tax rate.

The Company recorded a payable for the cash consideration the date of closing and subsequently paid $350,000 in December 2024. As of December 31, 2024, the unpaid cash consideration payable totaled $170,000 and is included as a component of accounts payable on the accompanying consolidated balance sheets.

In January 2025, the Company entered into a promissory note (the “January 2025 Note”) with the individual from whom the Company acquired a business from in August 2024 which converts the unpaid cash consideration of $170,000 and accrued interest of approximately $6,000 from accounts payable to a sellers note that matures on June 30, 2025. The unpaid balance of the principal amount bears interest at a rate of 14.0% per annum, except in the event of a default when interest increases to 19.0% per annum. An event of default is to have occurred if the unpaid principal and accrued interest thereon is not paid in full prior to the maturity date, if the Company makes an assignment for the benefit of creditors, or if the Company files for bankruptcy or another similar proceeding. As of June 30, 2025, the original principal of approximately $176,000 and accrued and unpaid interest of approximately $14,000 remained outstanding.

In July 2025, the Company entered into the first amendment to the January 2025 Note (the “Amended January 2025 Note”), under which the Company is required to pay the lender approximately $26,000 towards the principal, approximately $14,000 of accrued interest, and the lender’s legal fees of approximately $3,000. The Amended January 2025 Note extended the maturity date from June 30, 2025 to August 8, 2025 and increased the interest rate to 18.0% effective July 1, 2025.

In August 2025, the Company entered into a Second Amendment to the January 2025 Note (the “Second Amended January 2025 Note”), which extended the maturity date from August 8, 2025 to September 30, 2025 and required payment of an approximately $10,000 forbearance fee to the lender. These seller notes extensions were accounted for as debt modifications under ASC 470.

On October 21, 2025, the Company fully repaid the note with a payment of $153,126, consisting of $149,790 in principal and $3,336 in accrued interest. Following this payment, the note was retired in full and all related obligations were satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Green Energy Gains

On October 9, 2024, ConnectM entered into a purchase agreement with the owners of Green Energy Gains (“GEG”), whereby the Company has acquired all of the issued and outstanding capital stock of GEG in exchange for the issuance of 160,000 shares of the Company common stock with a fair value of $161,440 as determined using the closing share price on the date of issuance. As of acquisition date, one of the indirect owners of GEG was also the related party investor of the Company (see Note 18). GEG provides home energy assessments and modeling services that identify weatherization opportunities to reduce a home’s utility costs. The acquisition of GEG is expected to expand the Company’s customer base for its other products and services after no cost GEG home energy assessments are completed.

Prior to the acquisition, GEG was a customer in the Company’s managed services reporting segment. In connection with the acquisition, the pre-existing obligations owed to the Company from GEG were settled and total consideration was increased accordingly. The fair value of the purchase consideration in the acquisition is as follows:

Fair value of shares of the Company's common stock issued	$161,440
Settlement of note receivable from GEG	99,636
Settlement of accounts receivable from GEG	115,854
$376,930

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$18,680
Accounts receivable	17,367
Property and equipment	35,651
Intangible assets	97,790
Accounts payable	(29,168)
Accrued expenses and other current liabilities	(22,736)
Total identifiable net assets	117,583
Goodwill	$259,347

After allocating the purchase price to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, the Company recorded goodwill of approximately $259,000. Goodwill largely consists of expected synergies to be realized from new ownership and is expected to not be deductible for income tax purposes. The identified intangible assets of GEG’s consist of the following:

Identified intangible asset	Fair Value	Useful life
Customer relationships	$35,180	15 years
Acquired technologies	40,530	5 years
Trade name	22,080	4 years
Total fair value of identifiable intangible assets	$97,790

The identifiable intangible assets were valued using the income approach with the assistance of third-party appraisers. The income approach requires several judgements and assumptions, including growth rates, discount rates, customer attrition rates, expected levels of cash flows, and tax rate (see Note 15).

ConnectM acquired 60% of Green Energy Gains by issuing 88,000 common shares at fair market value of $1 per share to Srimulli Renewables LLC and 40% by issuing 72,000 common shares at fair market value of $1 per share to Greg Kendall. The two members of Srimulli Renewables LLC are also ConnectM shareholders, each holding more than 4.9% of total shares outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 were as follows:

	Owned Service Network	Transportation	Amount
Balance as of January 1, 2023	$2,403,722	$—	$2,403,722
Impairment	(157,103)	—	(157,103)
Balance as at December 31, 2023	2,246,619	—	2,246,619
Acquisitions	259,347	790,451	1,049,798
Impairment	(1,568,309)	—	(1,568,309)
Balance as at December 31, 2024	$938,154	$790,451	$1,728,108

Intangible assets, net

Identifiable intangible assets consist of the following at December 31, 2024:

	Weighted Average Remaining Amortization Period (years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	11.5	$777,180	$(373,653)	$403,527
Tradename	6.1	386,080	(102,722)	283,358
Noncompetition agreements	2.1	34,000	(19,570)	14,430
Intellectual property	9.5	35,186	(22,947)	12,239
Acquired technology	4.6	440,530	(35,360)	405,170
Internally developed software	3.3	609,385	(319,933)	289,452
Total intangible assets, net		$2,282,361	$(874,185)	$1,408,176

Identifiable intangible assets consist of the following at December 31, 2023:

	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	$1,445,000	$(582,256)	$862,744
Tradename	923,000	(216,501)	706,499
Noncompetition agreements	126,000	(82,037)	43,963
Intellectual property	35,186	(20,073)	15,113
Internally developed software	439,617	(227,061)	212,556
Total intangible assets, net	$2,968,803	$(1,127,928)	$1,840,875

Intangible assets are amortized over their estimated useful lives of 3 to 15 years using the straight-line method. Amortization expense was $480,012 and $517,175 for the years ended December 31, 2024 and 2023, respectively. Amortization expense over the next five years and thereafter is as follows:

Year ending December 31,	Amount
2025	$281,829
2026	254,653
2027	207,443
2028	194,778
2029	139,001
Thereafter	162,075
Total	$1,239,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The above does not include $168,397 of capitalized costs for internally developed software that are still in the development stage and not subject to amortization. As of December 31, 2024, the weighted average remaining amortization period of intangible assets is approximately 7.3 years.

The Company recorded a goodwill and intangible impairment of $2,403,628 and $181,853 during the twelve months ending December 31, 2024, and December 31, 2023.

NOTE 8: PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at fair value as of December 31:

	2024	2023
Furniture and fixtures	$102,415	$90,661
Machinery and equipment	97,071	61,731
Vehicles	850,642	814,531
Property improvements	16,824	49,255
Building	570,000	570,000
Property and Equipment	1,636,952	1,586,178
Less: Accumulated Depreciation	(700,379)	(448,479)
Total	$936,573	$1,137,699

During the year ended December 31, 2024, the Company recorded a loss on disposal of approximately $8,000 for a vehicle that was repossessed by the lender. The Company reduced the carrying value of the associated vehicle loan by the estimated fair value of the vehicle of approximately $23,000 as of the date of the repossession.

During the year ended December 31, 2023, the Company abandoned vehicles with a net book value of $29,242 which is included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Depreciation expense was $265,652 and $259,222 for the years ended December 31, 2024 and 2023, respectively.

NOTE 9: ACCUMULATED OTHER COMPREHENSIVE INCOME

Shareholders’ equity includes certain items classified as accumulated other comprehensive income in the Consolidated Balance Sheets, including:

•	Cumulative translation adjustment (CTA) relates to our non-U.S. subsidiary companies that have designated a functional currency other than the U.S. dollar. We are required to translate the subsidiary functional currency financial statements to dollars using a combination of historical, period-end, and average foreign exchange rates. This combination of rates creates the foreign currency translation adjustment component of other comprehensive income.

The Company recorded $166,007 and $114,624 of accumulated other comprehensive income as of December 31, 2024 and December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: CONVERTIBLE DEBT

Convertible debt consisted of the following as of December 31:

Description	2024	2023
Amended 2022 Convertible Notes	$—	$1,369,734
2023 Convertible Notes	—	808,951
2024 Convertible Notes	2,547,209	—
Assumed 2024 Note	3,630,000	—
SEPA Convertible Note	2,365,114	—
Convertible notes payable	$8,542,323	$2,178,685

2022 and 2023 Convertible Notes

In September of 2022, the Company issued convertible notes for gross proceeds of $1,350,000, as amended on February 22, 2023 to clarify the mechanics of the conversion feature (the “Amended 2022 Convertible Notes”). The Amended 2022 Convertible Notes include an automatic conversion upon the occurrence of a Qualified Financing (as defined in the agreement), whereby the Amended 2022 Convertible Notes convert at a quotient, the numerator of which is the entire principal of the convertible notes and any interest accrued and the denominator is the lesser of 80% of the price per share to be sold in a financing event, or $7.00 per share, adjusted for stock dividend, stock split, combination, or other similar recapitalization with respect to such class or series. The amendment was accounted for as a modification.

The Amended 2022 Convertible Notes mature on the earlier of two years from the date of issuance (September 2024), or upon the consummation of a Qualified Financing. Interest is charged at an annual simple rate of 5.0%, which increases to 8.0% upon the occurrence of an event of default as defined in the agreement. The Company is not required to make principal payments on these notes.

During the year ended December 31, 2023, the Company issued an additional $900,000 of convertible notes with the same terms as described above (the “2023 Convertible Notes”).

The Company elected the Fair Value Option for the Amended 2022 Convertible Notes and the 2023 Convertible Notes, and therefore measured the Amended 202 Convertible Notes and the 2023 Convertible Notes at issuance and each subsequent reporting period, with changes in fair value recognized in earnings (see Note 14).

The Amended 2022 Convertible Notes and the 2023 Convertible Notes, including accrued interest, converted into 1,067,592 shares of the Company’s stock at the close of the Business Combination at a fair value of $3,779,116 (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2024 Convertible Notes

The Company issued eleven individual convertible notes in exchange for gross proceeds of $2,440,000 to various lenders in 2024 (the “2024 Convertible Notes”). The 2024 Convertible Notes bear interest rate at a rate of 20.0% per annum. A summary of the individual convertible notes was:

Issuance Date	Gross Proceeds	Conversion Price	Conversion Option Period of Exercisability (from issuance date)	Maturity Date (from issuance date)
9/12/2024	25,000	$1.00	90-days	180-days
9/12/2024	100,000	$1.00	90-days	180-days
9/18/2024	200,000	$1.00	90-days	180-days
9/18/2024	100,000	$1.00	90-days	180-days
9/20/2024	275,000	$1.00	90-days	180-days
9/24/2024	40,000	$1.00	90-days	180-days
10/7/2024	200,000	$1.00	90-days	180-days
10/10/2024*	800,000	$1.10	90-days	180-days
10/24/2024	100,000	$1.00	90-days	180-days
11/26/2024	200,000	$1.00	30-days	40-days
12/3/2024*	400,000	$1.10	30-days	40-days
	$2,440,000

* These notes are with an investor who owns more than 5% of the Company’s stock

The 2024 Convertible Notes are convertible at the option of the holder into shares of the Company’s common stock at a conversion price. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and accrued interest by the conversion price. During 2024, the Company extended the period the conversion option was exercisable. The extensions to the conversion periods were accounted for as modifications. The 2024 Convertible Notes may be prepaid in full or in part by the Company at any time without penalty.

The Company elected the fair value option for the 2024 Convertible Notes and therefore measured the 2024 Convertible Notes at fair value at issuance and each subsequent reporting period, with changes in fair value recognized in earnings. Nine of these convertible notes totaling $1,840,000 were extinguished in exchange for the issuance of shares of the Company’s common stock in May 2025 pursuant to note exchange agreements (see Note 21).

The 2024 Convertible Notes were convertible into 1,759,945 shares of the Company’s common stock at December 31, 2024.

Assumed 2024 Note

On the Merger Closing Date, the Company assumed MCAC’s promissory note totaling $3,680,000 (the “Assumed 2024 Note”) that matures in July 2025. The Company is obligated to pay 10.0% of the aggregate gross proceeds from any sale of equity or equity derivative instruments of the Company while the Assumed 2024 Note is outstanding. Five days prior to the maturity date (and only five days prior to the maturity date), the Company may elect to convert the Assumed 2024 Note into shares of the Company’s common stock based at the average volume weighted average price value for the five-business day period preceding the maturity date (subject to compliance with applicable rules of the Nasdaq).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Assumed 2024 Note becomes due and payable following specified events of default if (i) the holder of the Assumed 2024 Note provides written notice if Company defaults on any payments due under the terms of the Assumed 2024 Note or (ii) automatically if the Company commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under bankruptcy or other similar laws. The Company has not received written notice from the holder of the Amended 2024 Note in regards to the missed initial mandatory payment as of December 31, 2024.

The Assumed 2024 Convertible Note is non-interest bearing, except in the case of an Event of Default (as defined in the agreement), at which point the interest rate increases to a rate of 10.0% per annum until such event of default is cured. The Company paid $50,000 of the initial mandatory payment of $500,000 within thirty calendar days of the effective date of the Assumed 2024 Note, and as such, riggered an event of default. During February 2025, the Note was extinguished as part of a settlement agreement that the Company entered into with a third party to settle its liabilities that were past due and/or in default (see Note 21).

The Company elected the fair value option for the Note and therefore measured the Note at fair value at assumption and each subsequent reporting period, with changes in fair value recognized in earnings (see Note 15).

The shares of the Company’s common stock to be issued to settle the above liabilities is dependent on the share price at a future date, and as such, it is not an amount that can be estimated as of December 31, 2024. There is no limit to the number of shares that can be issued to settle the agreements in the respective arrangements.

SEPA Convertible Note

In December 2024, in connection with and pursuant to the terms of its Standby Equity Purchase Agreement (the “SEPA”) entered into with YA II PN, LTD., an exempt limited partnership from the Cayman Islands (“Yorkville”) (see Note 12), Yorkville agreed to advance to the Company, in exchange for convertible promissory notes, an aggregate principal amount of up to $4,500,000, $2,500,000 of which was funded during December 2024 in exchange for the issuance by the Company of a Convertible Promissory Note (the “SEPA Convertible Note”). The Company received net proceeds of $2,300,000 after a non-cash original issue discount of 8.0%, or $200,000.

The SEPA Convertible Note has a maturity date in December 2025 and accrues interest at 7.0% per annum, subject to increase to 18.0% per annum upon the occurrence of an event of default as defined in the agreement (the “Additional Interest”).

The Company was also required to pay commitment fees of $375,000. Of this amount, $187,500 was due up front in the form of shares, for which the Company issued 264,456 shares. The remaining amount is due in cash on the six-month anniversary date of the agreement.

Yorkville has the right to convert any portion of the outstanding principal into shares of the Company’s common stock at (a) $2.00 per share at any time (the “Fixed Price”) or (b) 93.0% of the lowest daily variable weighted average price (the “VWAP”) during the ten consecutive trading days immediately preceding the conversion date, but not lower than the floor price of $0.1418 (the “Variable Price”). As long as the Company is current in its payment obligations, Yorkville is only entitled to convert at the Fixed Price. The number of shares issuable upon conversion is equal to the amount of principal to be converted (as specified by the holder) divided by either the Fixed Price or the Variable Price as defined in the agreement. Yorkville will not have the right to convert any portion of the principal to the extent that after giving effect to such conversion, Yorkville would beneficially own in excess of 4.99% of the total number of shares of the Company’s common stock outstanding after giving effect to such conversion.

Additionally, the Company, at its option, shall have the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Promissory Notes at a redemption amount equal to the outstanding principal balance being repaid or redeemed, plus a 7.0% prepayment premium, plus all accrued and unpaid interest; provided that (i) the Company provides Yorkville with no less than ten trading days’ prior written notice thereof and (ii) on the date such notice is issued, the VWAP of the Company’s common stock is less than the Fixed Price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of the date of this filing, the Company has not made certain scheduled payments under the SEPA Convertible Note and is therefore in technical default under the agreement. However, Yorkville has not issued a formal notice of default, and the Company remains in ongoing discussions with Yorkville regarding a potential resolution and restructuring of the outstanding obligations.

Commencing in March 2025, the Company is required to make monthly principal and interest payments totaling $277,778 (increasing to $500,000 after the second tranche of advances are received) in cash or an Advance Notice (as defined in the SEPA, see Note 12).

The Company elected the Fair Value Option for the SEPA Convertible Note and therefore measured the SEPA Convertible Note at fair value at issuance and each subsequent reporting period, with changes in fair value recognized in earnings (see Note 15).

The shares of the Company’s common stock to be issued to settle the above liabilities is dependent on the share price at a future date, and as such, it is not an amount that can be estimated as of December 31, 2024. There is no limit to the number of shares that can be issued to settle the agreements in the respective arrangements.

NOTE 11: DEBT

Debt consists of the following as of December 31:

Description	2024	2023
Secured Promissory Notes	$4,250,000	$7,410,000
Small Business Administration Loans	762,322	768,956
Paycheck Protection Program Loans	17,543	59,350
Promissory Note	79,000	—
Vehicle Notes	425,790	497,957
Seller Notes	1,434,959	2,073,765
Avanti Notes	179,910	85,437
Real Estate Promissory Note	370,000	370,000
Business Loan and Security Agreement	160,262	—
Sale of Future Receipts	856,150	1,938,257
Total	$8,535,936	$13,118,285
Less: debt issuances costs	(212,772)	(32,224)
Less: notes payable, current portion	(7,019,499)	(11,935,580)
Notes payable, net of debt issuance costs and current portion	$1,303,665	$1,150,481

The Company recorded the interest expense of $2,714,048 and $1,431,354 for the twelve months ending December 31, 2024, and December 31, 2023 respectively. The accrued interest as of December 31, 2024, and December 31, 2023 were $985,025 and $879,876 respectively.

Secured Promissory Notes

The Company's promissory notes have original maturity dates ranging between 9 and 36 months. The notes bear interest at rates ranging between 9.25% and 24%. During the year ended December 31, 2024, $6,834,020 of principal was extinguished via debt conversion agreements (see Note 14).

In connection with the issuance of the secured promissory notes issued in February 2022 (the “2022 Notes”), the Company issued Legacy Warrants to each lender that may be converted into shares of common stock of the Company. There were 23,332 Legacy Warrants that were issued in connection with the issuance of the February 2022 Notes that have an exercise price of $12.00 per share (see Note 12). The fair value of the Legacy Warrants was $82,861 and was recorded as a debt discount. Amortization expense related to the debt discount amounted to $27,620 and $27,620 for the years ended December 31, 2024 and 2023, respectively, and is recorded as interest expense on the accompanying consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For all secured promissory notes, the interest is charged at an annual simple rate. For the 2022 Notes, interest increases to 12% upon the occurrence of an event of default as defined in the secured promissory note agreements.

During the year ended December 31, 2023, the Company modified individual notes with original maturity dates prior to December 31, 2023 to extend the maturity date to the earlier of May 31, 2024 or the Merger Closing Date.

During September 2024, the Company entered into four note conversion agreements with four of the secured promissory note holders in which the Company converted the outstanding principal and interest on the secured promissory notes, into shares of the Company’s common stock at a conversion price of $2.00 per share with a one-time share reset adjustment (see Note 14), subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for each individual lender. In connection with these agreements, $6,834,020 of secured promissory notes and $1,064,080 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 3,949,050 shares of the Company’s common stock (see Note 12). Two of the lenders total ownership of the Company’s common stock exceeded 5.0% as a result of the share issuances in connection with the note conversion agreements. These lenders continue to hold certain Secured Promissory Notes as of December 31, 2024 (see Note 18).

As of December 31, 2024, the Company has not made certain scheduled payments and is therefore in technical default under two of the secured promissory notes entered into in June 2024. The total outstanding principal and accrued interest under these notes was approximately $250,000 as of December 31, 2024. However, neither noteholder has issued a formal notice of default, and both have continued to work cooperatively with the Company. Management is engaged in discussions with the noteholders regarding repayment arrangements and believes a mutually satisfactory resolution will be reached.

Small Business Administration (“SBA”) Loans

In 2020, the Company received loan proceeds of $150,000 under a SBA loan agreement that matures in June 2050. In 2021, this loan was amended to increase the total borrowing to $475,000. In 2022 the Company assumed two additional SBA loans for $150,000 each in connection with two acquisitions that mature in June 2050. Interest on all SBA loan agreements accrues on the anniversary date of the initial borrowing at 3.75% on the outstanding balance. All SBA loan agreements are collateralized by the Company’s tangible and intangible personal property.

Paycheck Protection Program Loan

On May 4, 2020, the Company received loan proceeds of $151,000 under the Paycheck Protection Program (the “PPP”). The PPP was established as part of the Coronavirus Aid, Relief, and Economic Security Act and provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the business, subject to certain limitations. The PPP loan matures in May 2025. Payments were not required under the loan for a period from six months from the date of the initial borrowing, upon which payments are required to be made monthly. Interest accrues at 1.0% annually on the outstanding balance. The PPP loan is collateralized by all tangible and intangible personal property of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Promissory Note

In October 2024, the Company entered into a promissory note to extinguish an obligation to a vendor in which the Company promised to pay the vendor a principal amount of $119,000, interest through October 15, 2024 totaling approximately $17,000, attorney’s fees of $4,000 and additional interest from October 16, 2024 through the date of repayment of 18.0% per annum. Principal payments of $20,000 are due on the 25th of each month commencing on October 25, 2024. If five payments are made timely, the vendor agrees to waive the remaining balance due on the promissory note. The promissory note may be prepaid without penalty.

Business Loan and Security Agreements

The Company entered into three business loan and security agreements with one lender as follows:

Loan	Loan Date	Gross Proceeds	December 31, 2024	Maturity Date (from issuance date)	Interest rate
May 2024 BLS Agreement	5/14/2024	$100,000	$56,896	18-months	25.0%
July 2024 BLS Agreement	7/31/2024	50,000	37,917	18-months	25.0%
August 2024 BLS Agreement	8/06/2024	100,000	65,449	12-months	25.0%
Total		$250,000	$160,262

The Company receives a 5.0% prepayment discount on the May 2024 BLS Agreement and the July 2024 BLS Agreement. The August 2024 BLS Agreement provides the following terms for prepayments:

•	For prepayment made prior to three months after the Loan Date, $122,000 minus repayments to date,

•	For prepayment made between three and six months after the Loan Date, $127,000 minus repayments to date,

•	For prepayment made more than six months after the Loan Date, a 5% discount may be applied to the remaining payment.

The Company triggers an event of default under these agreements if repayments are not made in accordance with the repayment schedule, if the Company defaults on a loan with a bank or financial institution, and other matters as defined in the agreements. In the event of a default, the lender may declare remaining outstanding amounts due and payable less a 5.0% discount on the remaining unpaid balance and the stated interest rate is adjusted to be the lower of 18.0% per annum or the maximum rate allowed by law.

Each loan is collateralized by the assets of the subsidiary the debt was taken out for and each is guaranteed by an officer of the Company.

In May 2025, the Company amended each of the business loan and security agreements, changing the required periodic payments and extending the maturity date on the respective agreement as follows:

May 2024 BLS Agreement: The monthly payment was reduced from approximately $7,000 to a monthly payment of approximately $3,000 and the maturity date was extended from December 2025 to December 2026.

July 2024 BLS Agreement: The monthly payment was reduced from approximately $3,000 to a monthly payment of approximately $2,000 and the maturity date was extended from February 2026 to November 2026.

August 2024 BLS Agreement: The monthly payment was reduced from approximately $13,000 to a monthly payment of approximately $3,000 and the maturity date was extended from May 2025 to December 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Vehicle Notes

The Company has thirteen vehicles that were acquired through the issuance of vehicle loans that were outstanding as of December 31, 2024. The maturities of these vehicle notes outstanding range from 2026 through 2029. Interest rates range from 4.99% to 17.37%. The Company defaulted on two of the vehicle notes during the year ended December 31, 2024 and the lender repossessed one of the vehicles. The Company reduced the carrying value of the note by the fair value of the vehicles of approximately $23,000 at the time of the repossession. The Company owes the lenders approximately $13,000 as of December 31, 2024. The second vehicle was repossessed during the subsequent year.

Seller Notes

The Company entered into several seller notes as part of agreements to acquire certain of its wholly owned subsidiaries as follows:

Date of Note	Annual Interest Rate	Maturity Date	Secured by	Principal	December 31, 2024	December 31, 2023
12/01/2020	6.0%	November 2025	Mortgage of certain real property which has a book value of $200,000 as of December 31, 2024	$200,000	$41,283	$83,810
06/18/2021	6.0%	May 2026	Equity securities of acquired company owned by ConnectM	225,000	—	124,627
01/01/2022	5.0%	December 2026	Equity securities of acquired company owned by ConnectM	200,000	66,820	117,367
01/01/2022	5.0%	December 2026	Equity securities of acquired company owned by ConnectM	200,000	66,820	117,367
02/15/2022	4.4%	February 2025	Equity securities of acquired company owned by ConnectM	600,000	200,000	400,000
05/31/2022	6.0%	July 2026	Equity securities of acquired company owned by ConnectM	649,000	291,973	462,531
12/28/2022	6.0%	February 2028	Equity securities of acquired company owned by ConnectM	900,000	65,449	768,063
					$1,434,959	$2,073,765

The December 2022 Seller Note is in default and under legal proceedings (see Note 19).

During September 2024, the Company entered into a note conversion agreement with the holders of the holder of the May 2022 seller note in which the Company converted outstanding principal of $91,000, into 72,800 shares of the Company’s common stock at a conversion price of $1.25 per share with a one-time consideration adjustment (see Notes 12 and 14), subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for the holder of the seller note. This was accounted for as debt extinguishment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Real Estate Promissory Note

On December 29, 2022, the Company entered into a Real Estate Promissory Note for land in Florida for a principal sum of $370,000, which is collateralized by real estate with a maturity date of July 29, 2023. The Real Estate Promissory Note is secured by a mortgage on the property. The carrying value of the note, including accrued interest as of the filing date, is $442,000. This note is in default and under legal proceedings (see Note 19).\

Business Line of Credit

In January 2023, the Company opened a business line of credit with American Express and borrowed $74,400. The maximum amount the Company can take out on the line of credit is $74,400. The line of credit has an interest rate of 13.0%. This business line of credit matured in September of 2023 and was repaid by the Company. There was no current availability under this business line of credit as of December 31, 2024.

Sale of Future Receipts

On April 25, 2023, the Company entered into a sale of future receipts agreement (the “April 2023 SFR Agreement”) whereby the Company sold and assigned $1,597,144 of future receipts in exchange for net cash proceeds of $1,176,000, including a fee of $24,000. As a result, the Company recorded a discount of $421,144. The Company was required to remit a minimum of $30,174 of weekly sales receipts until the future receipts assigned under the April 2023 SFR Agreement were repaid in full. Accordingly, the term was determined to be approximately one year.

On November 2, 2023, the Company refinanced the April 2023 SFR Agreement to reduce the minimum weekly sales remittance to $17,700 and extend the repayment period to November 2024 (the “November 2023 SFR Refinancing Agreement”). Additionally, the Company was forgiven for $162,080 of the debt outstanding, which was recorded as a component of “loss on extinguishment of debt” in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2023, and incurred an incremental fee of $100,000. The Company applied extinguishment accounting to the November 2023 SFR Refinancing Agreement.

On August 7, 2023, the Company entered into a sale of future receipts agreement (the “August 2023 SFR Agreement”) whereby the Company sold and assigned $1,290,000 of future receipts in exchange for net proceeds of $980,000, including a fee of $20,000. As a result the Company recorded a discount of $310,000. The Company was required to remit a minimum of $25,595 of weekly sales receipts until the future receipts assigned under the August 2023 SFR Agreement were repaid in full. Accordingly, the term was determined to be approximately one year.

On November 9, 2023, the Company refinanced the August 2023 SFR Agreement to borrow an incremental $370,543 (the “Second November 2023 SFR Refinancing Agreement”). Additionally, the Company was forgiven for $130,000 of the debt outstanding, which was recorded as a component of “loss on extinguishment of debt” in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2023, and incurred an incremental fee of $221,000. The Company applied extinguishment accounting to the Second November 2023 SFR Refinancing Agreement.

As a result of the amendments entered into during 2023, the Company wrote off all remaining debt discounts totaling approximately $662,000, which is recorded within loss on extinguishment of debt on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

On January 4, 2024, the Company entered into a sale of future receipts agreement (“the January 2024 SFR Agreement”) whereby the Company sold and assigned $452,000 of future receipts in exchange for net cash proceeds of $343,000, including a fee of $7,000. As a result, the Company recorded a discount of $101,500. The Company was required to remit a minimum of approximately $9,000 of weekly sales receipts until the future receipts assigned under the January 2024 SFR Agreement were repaid in full. Accordingly, the term was determined to be approximately one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 30, 2024, the Company entered into a second sale of future receipts agreement, amending the January 2024 SFR Agreement, (the “Amended January 2024 SFR Agreement”) whereby the Company increased the amount of future receipts sold and assigned to the lender to $2,600,000 in exchange for net cash proceeds of approximately $2,077,000, including a fee of approximately $3,000. As a result, the Company recorded a discount of approximately $523,000. The Company was required to remit a minimum of approximately $52,000 of weekly sales receipts until the future receipts assigned under the Amended January 2024 SFR Agreement were repaid in full. Accordingly, the term was determined to be approximately one year.

In connection with the Second January 30, 2024 SFR Agreement, the Company received an additional $1,054,286 (the “Additional Advance”). Such amounts received were provided to the Company in error and are due and payable in full to the lender. During September 2024, the Company entered into a note conversion agreements with one of the sale of future receipts agreement holders in which the Company converted the outstanding principal on the Amended January 2024 SFR Agreement, including accrued and unpaid interest, and the Additional Advance into shares of the Company’s common stock at a conversion price of $2.00 per share with a two share reset adjustments and a make-whole payment (see Note 14), subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for each individual lender. In connection with these agreements, $3,115,592 of secured promissory notes were extinguished in exchange for the issuance of 1,557,796 shares of the Company’s common stock (see Note 12).

On May 23, 2024, the Company entered into a sale of future receipts agreement (the “May 2024 SFR Agreement”) whereby the Company sold and assigned approximately $149,000 of future receipts in exchange for net cash proceeds of approximately $118,000, including a fee of approximately $3,000. As a result, the Company recorded a discount of approximately $31,000. The Company is required to remit a minimum of approximately $12,000 of monthly sales receipts until the future receipts assigned under the May 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year. In May 2025, the Company was issued a stipulation of settlement from the Supreme Court of the State of New Work, Count of Erie, under which it was required to pay $240,000 to settle the balance owed of approximately $302,000 on the May 2024 SFR Agreement. The Company is to repay the settlement balance through a conditional release of funds of approximately $17,000 held by a third party and monthly payments totaling approximately $14,000 until the settlement balance is paid in full.

In October 2024, the Company entered into a sale of future receipts agreement (the “October 2024 SFR Agreement”) with the same lender of the May 2024 SFR Agreement whereby the Company sold and assigned approximately $310,000 of future receipts in exchange for net cash proceeds of approximately $170,000, including a fee of approximately $3,000 and repayment of approximately $78,000 outstanding under the May 2024 SFR Agreement. As a result, the Company recorded a discount of approximately $63,000. The Company is required to remit a minimum of approximately 8.0% of monthly sales receipts until the future receipts assigned under the October 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year. The October 2024 SFR Agreement was accounted for as an extinguishment of the May 2024 SFR Agreement and approximately $9,000 loss on extinguishment was recorded on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

On May 28, 2024, the Company entered into a second sale of future receipts agreement (the “Second May 2024 SFR Agreement”) whereby the Company sold and assigned $125,000 of future receipts in exchange for net cash proceeds of approximately $98,000, including a fee of approximately $2,000. As a result, the Company recorded a discount of approximately $27,000. The Company is required to remit a minimum of approximately $6,000 of bi-weekly sales receipts until the future receipts assigned under the Second May 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year. In May 2025, the Company was issued a stipulation of settlement from the Supreme Court of the State of New Work, Count of Erie, under which it was required to pay $140,000 to settle the balance owed of approximately $184,000 on the Second May 2024 SFR Agreement. The Company is to repay the settlement balance through a conditional release of funds of approximately $42,000 held by a third party and monthly payments totaling approximately $8,000 until the settlement balance is paid in full.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the Company entered into a sale of future receipts agreement (the “November 2024 SFR Agreement”) with the same lender of the Second May 2024 SFR Agreement whereby the Company sold and assigned approximately $201,000 of future receipts in exchange for net cash proceeds of approximately $97,000, including a repayment of $60,000 outstanding under the Second May 2024 SFR Agreement. As a result, the Company recorded a discount of approximately $41,000. The Company is required to remit a minimum of approximately $8,000 of bi-weekly sales receipts until the future receipts assigned under the November 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year. The November 2024 SFR Agreement was accounted for as an extinguishment of the Second May 2024 SFR Agreement and approximately $7,000 loss on extinguishment was recorded on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

On July 24, 2024, the Company entered into a sale of future receipts agreement (the “July 2024 SFR Agreement”) whereby the Company sold and assigned approximately $209,000 of future receipts in exchange for net cash proceeds of approximately $144,000, including a fee of $6,000. As a result, the Company recorded a discount of approximately $65,000. The Company is required to remit 10.0% of daily receipts until the until the future receipts assigned under the July 2024 SFR Agreement were repaid in full. The estimated term of this agreement is approximately one year, based on expected daily collections. The July 2024 SFR Agreement includes an option for early payoff with discounts on the remaining balances. In November 2024, the Company entered into a sale of future receipts agreement (the “Second November 2024 SFR Agreement”) with the same lender of the July 2024 SFR Agreement whereby the Company sold and assigned approximately $313,000 of future receipts in exchange for net cash proceeds of approximately $96,000, including a fee of approximately $9,000 and repayment of approximately $120,000 outstanding under the July 2024 SFR Agreement. As a result, the Company recorded a discount of approximately $88,000 and interest expense of approximately $9,000. The Company is required to remit a minimum of approximately $7,000 of weekly sales receipts until the future receipts assigned under the Second November 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year. The Second November 2024 SFR Agreement was accounted for as an extinguishment of the July 2024 SFR Agreement and approximately $34,000 loss on extinguishment was recorded on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

On September 19, 2024, the Company into a sale of future receipts agreement (the “September 2024 SFR Agreement”) whereby the Company sold and assigned approximately $107,000 of future receipts in exchange for net cash proceeds of $74,000, including a fee of $2,000. As a result, the Company recorded a discount of $33,000. The Company is required to remit 6.32% of weekly sales receipts until the until the future receipts assigned under the September 2024 SFR Agreement were repaid in full. The estimated term of this agreement is approximately one year, based on expected daily collections.

On November 8, 2024, the Company entered into a sale of future receipts agreement (the “November 2024 SFR Agreement”) whereby the Company sold and assigned approximately $112,000 of future receipts in exchange for net cash proceeds of approximately $76,000, including a fee of approximately $4,000. As a result, the Company recorded a discount of approximately $36,000. The Company is required to remit a minimum of approximately $5,000 of weekly sales receipts until the future receipts assigned under the May 2024 SFR Agreement were repaid in full. Accordingly, the term of this agreement is approximately one year.

Since the Company has significant continuing involvement in the generation of future cash flows due under these agreements among other indicators, pursuant to ASC 470-10-25-2, Debt- Sales of Future Revenues or Other Various Measures of Income, the Company has reflected any future commitments associated with these agreements as debt.

The discounts on the various sale of future receipts agreements are recorded as an adjustment to the related liability within the debt, net on the accompanying consolidated balance sheets as of December 31, 2024 and 2023. These discounts are amortized over the life of the respective loans via the effective interest method. This amortization is recorded as a component of interest expense on the accompanying consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future maturities for notes payable as of December 31, 2024 is as follows:

Year	Amount
2025	$7,232,271
2026	278,654
2027	113,326
2028	80,385
2029	56,883
Thereafter	774,417
Total	$8,535,936

NOTE 12: STOCKHOLDERS’ DEFICIT

As discussed in Note 1 and Note 5, on July 12, 2024, the Company consummated the Business Combination, which has been accounted for as a reverse recapitalization. Pursuant to the Certificate of Incorporation as amended on July 12, 2024 and as a result of the reverse recapitalization, the Company has retrospectively adjusted the Legacy ConnectM preferred shares and Legacy ConnectM common shares issued and outstanding prior to July 12, 2024 to give effect to the Exchange Ratio used to determine the number of shares of common stock of the combined entity into which they were converted.

The Company is authorized to issue 100,000,000 shares of common stock at $0.0001 par and 10,000,000 shares of preferred stock at $0.0001 par. As of December 31, 2024 and 2023 there was 29,093,289 and 13,338,437, respectively, of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following shares of common stock are reserved for future issuance:

Legacy Warrants	$77,494
Public Warrants	9,200,000
Private Placement Warrants	3,040,000
July 2024 Warrants	750,000
Legacy Options	473,929
2023 Equity Incentive Plan	2,113,405
Total	$15,654,828

The rights, preferences and privilege of common stock are as follows:

Voting rights – the common stock possesses all voting power of the Company. Each share of common stock is entitled to one vote.

Dividend rights – the holders of common stock are entitled to receive dividends and other distributions, as and if declared by the Board out of assets or funds of the Company legally available and shall share equally on a per share basis.

Liquidation – in the event of any liquidation, dissolution or winding up of the Company, after payment or provision of payment of the debts and other liabilities of the Company, the holders of common stock are entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of common stock held by them

Common stock issuances:

In January, 2024, the Legacy ConnectM issued 5,000 shares of Legacy ConnectM common stock with a fair value of approximately $35,000. These shares of Legacy ConnectM common stock were exchanged for 16,607 shares of the Company’s common stock on the Merger Closing Date (see Note 5).

In July 2024, immediately prior to the closing of the Business Combination, Legacy ConnectM issued 321,429 shares of Legacy ConnectM common stock in connection with the conversion of certain convertible debt instruments (see Note 10). These shares of Legacy ConnectM common stock were exchanged for 1,067,592 shares of the Company’s common stock on the Merger Closing Date (see Note 5). These shares had a fair value of $3,779,223.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In July 2024, the Company consummated the Business Combination, in which 6,701,421 shares of the Company’s common stock were issued (see Note 5).

In October 2024, the Company issued 160,000 shares of the Company’s common stock as consideration in acquisition of a business with a fair value of approximately $161,000, as determined by the closing share price on the date of issuance (see Note 6).

In October 2024, the Company reached a legal settlement with a vendor relating to past due amounts owed. In accordance with the settlement, as additional consideration, the Company was required to issue 125,000 shares to the vendor. The fair value of these shares was $133,750. This expense is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2024, the Company issued shares of the Company’s common stock to extinguish obligations to certain vendors and lenders (see Note 11 and Note 19) as follows:

Issuance Date	Shares Issued	Fair Value
9/12/2024*	2,433,550	$2,652,570
9/12/2024*	1,326,125	1,445,476
9/12/2024	189,375	206,419
9/24/2024	1,557,796	1,962,823
9/24/2024	269,648	339,756
11/13/2024	72,800	60,861
11/13/2024	136,000	113,696
12/27/2024	206,234	247,481
	6,534,776	$7,461,574

* Related party transaction. See Note 18 – Related Party Transactions for additional information.

The Company determined the fair value of its common stock for each issuance using the closing share price on the date of issuance.

During the year ended December 31, 2024, the Company issued shares of the Company’s common stock to vendors as consideration for services to be performed (see Note 13) as follows:

Issuance Date	Shares Issued	Fair Value
7/25/2024	150,000	178,500
12/1/2024	100,000	91,000
12/1/2024	35,000	31,850
12/27/2024	600,000	1,428,000
	885,000	$1,729,350

The Company determined the fair value of its common stock for each issuance using the closing share price on the date of issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standby Equity Purchase Agreement

In December 2024, the Company entered into a SEPA with YA II PN, LTD., an exempt limited partnership from the Cayman Islands (“Yorkville”). Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $25,000,000 of shares of the Company’s common stock at the Company’s request any time during the commitment period commencing on December 17, 2024 (the Effective Date”) and continuing for a term of three years (“Purchased Put Option”). Yorkville agrees to advance to the Company $4,500,000 (the “Pre-Paid Advance”), less a discount of 8.0%. of the principal amount, as evidenced by convertible promissory notes in two tranches. The first tranche of $2,500,000 was advanced to the Company on the Effective Date of the SEPA (see Note 10) and the second tranche of $2,000,000 to be advanced on the later of (i) the initial registration statement becoming effective and (ii) the Company’s receipt of shareholder approval to issue shares of the Company’s common stock in excess of the exchange cap, as defined in the SEPA. The SEPA will automatically terminate on the earlier to occur of (i) January 1, 2028, provided that if any Pre-Paid Advance is then outstanding, termination shall be delayed until such date that all Pre-Paid Advances are repaid, and (ii) the date on which Yorkville shall have made payment of advances pursuant to the SEPA for Common Stock equal to the commitment amount of $25,000,000.

Each advance that the Company issues in writing to Yorkville under the SEPA (each, an “Advance,” and notice of such request, an “Advance Notice”) may be in an amount of Common Stock up to the aggregate daily trading volume of Common Stock for the five trading days prior to the Company requesting an Advance. The purchase price for the shares of Common Stock set forth in the Advance is determined by multiplying the market price of the Company’s common stock by 97% of the lowest daily VWAP during the applicable three consecutive trading day pricing period for any Advance Notice delivered by the Company Additionally, the Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. Once the Company draws on the SEPA, the related number of shares issuable constitutes a forward contract to issue common stock (“Forward Contract”).

Pursuant to the terms of the SEPA, at any time that there is a balance outstanding under the SEPA Convertible Note, Yorkville has the right to receive shares to pay down the principal balance, and may select the timing and delivery of such shares (via an “Investor Notice”), in an amount up to the outstanding principal balance on the SEPA Convertible Note at a purchase price equal $2.00 per share of the Company’s common stock (the “Fixed Price”). If the Company is not current on its payment obligations, the Yorkville is entitled to a purchase price equal to (i) 93% of the lowest daily Volume Weighted Average Price (“VWAP”) of the Company’s common stock on Nasdaq during the 10 consecutive Trading Days immediately preceding the Conversion Date or other date of determination (the “Variable Price”). The Variable Price shall not be lower than $0.1418 per share (the “Floor Price”), (ii) the Variable Price at any time on or after the determination of the Valuation Date of the forward purchase agreement (see Note 14), or (iii) the Variable Price on the earlier of March 17, 2025 or the effective date of the initial registration statement.

Any purchase under an Advance would be subject to certain limitations, including that Yorkville shall not purchase or acquire any shares that would result in it and its affiliates beneficially owning more than 4.99% of the then outstanding voting power or number of shares of the Company’s common stock or any shares that, aggregated with shares issued under all other earlier Advances, would exceed 19.99% of all shares of the Company’s common stock of the Company outstanding on the date of the SEPA, unless Company shareholder approval was obtained allowing for issuances in excess of such amount.

As consideration, the Company agreed (i) and paid a structuring fee in the amount of $25,000 and (ii) to pay a commitment fee of $375,000, of which (a) one-half of the commitment fee was paid through the issuance of 264,456 shares of the Company’s common stock with a fair value of $187,500, as determined using the closing price on the date of issuance and (b) one-half of the commitment fee is due on June 17, 2025 in cash (or by way of an Advance). The structuring fee and commitment fee were expensed in full immediately following the consummation of the SEPA, according to ASC 815, and recorded within the general and administrative expense line item in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

Pursuant to the terms of the SEPA, the proceeds of the SEPA are restricted from being used

•            to repay any advances or loans to executives, directors, or employees

•            to make payments on related party obligations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•            to repay advances or loans to Related Lenders, as defined in the SEPA, without the prior written consent of Yorkville or until the balance under the Pre-Paid Advances is less than $1,000,000

•            to fund or facilitated, directly or indirectly, any activities or business with a person, entity, territory, or country subject to Sanctions, as defined in the SEPA, or is a Sanctioned Country, as defined in the SEPA

•            in any manner that will result in a violation of Sanctions or applicable laws

•            to loan, invest or transfer any cash proceeds, or property acquired with cash proceeds from the Pre-Paid Advance to a subsidiary without approval from Yorkville

While amounts are outstanding under the Pre-Paid Advance, the Company

•            may not effect a reverse stock split or share consolidation.

•            shall prepay amounts owed under the Pre-Paid Advance in an amount equal to 20.0% of the net proceeds of a new financing transaction to Yorkville, unless waived by Yorkville

•            shall pay 100.0% of proceeds received from any disbursements of the FPA to Yorkville, unless waived by Yorkville

Yorkville retains the right of participation for twelve months from the Effective Date of the SEPA to participate in an amount up to 25.0% of a financing transaction, as defined in the SEPA. The Company is required to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three Installment Payments, as defined in the promissory note, coming due. As of December 31, 2024, the minimum cash balance required was approximately $833,000.

As of the date of this filing, the Company has not made certain scheduled payments under the SEPA Convertible Note or made timely SEC filings and is therefore in default under the agreement. However, Yorkville has not issued a formal notice of default, and the Company remains in ongoing discussions with Yorkville regarding a potential resolution and restructuring of the outstanding obligations.

Warrants

Public Warrants: On May 10, 2022, MCAC completed an initial public offering that included warrants for shares of common stock (the “Public Warrants”). Each Public Warrant entitles the holder to the right to purchase one share of common stock at an exercise price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. The Company may elect to redeem the Public Warrants, in whole and not in part at a price of $0.01 per Public Warrant if (i) 30 days’ prior written notice of redemption is provided to the holders, and (ii) the last reported sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders have a period of 30 days to exercise for cash, or on a cashless basis. On the Merger Closing Date, there were 9,200,000 Public Warrants issued and outstanding.

Private Placement Warrants: Simultaneous with MCAC’s initial public offering in May 2022, MCAC’s sponsor purchased warrants at a purchase price of $1.00 per warrant in a private placement (the “Private Placement Warrants”). The Private Placement Warrants may not be redeemed by the Company so long as the Private Placement Warrants are held by the initial purchasers, or such purchasers’ permitted transferees. The Private Placement Warrants have terms and provisions identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period, except if the Private Placement Warrants are held by someone other than the initial purchasers’ permitted transferees, then the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On the Merger Closing Date, there were 3,040,000 Private Placement Warrants issued and outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

July 2024 Warrants: On July 10, 2024, MCAC issued 750,000 warrants (the “July 2024 Warrants”) in respect to the cancellation and conversion of $750,000 of principal underlying certain convertible promissory notes by and between MCAC and its Sponsor, with each whole warrant entitling the holder to purchase one share of MCAC’s Class A Common Stock at a price of $11.50 per share.

Legacy Warrants: In connection with the issuance of the 2022 Notes, Legacy Warrants with an exercise price of $12.00 per warrant were issued. Such warrants are exercisable into one share of the Company’s common stock at any point for a period of ten years from the date of issuance on February 22, 2032. The warrants are exercisable. The warrants are not transferable, nor do they carry any voting rights or other rights of a shareholder. The holders of the warrants cannot net settle, and all exercises of such warrants must be completed in cash.

A summary of warrants activity is as follows:

	Warrants	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life
Outstanding at January 1, 2023	77,494	$3.61	9.2
Issued	—	—	—
Assumed	—	—	—
Expired	—	—	—
Outstanding at December 31, 2023	77,494	3.61	8.2
Issued	—	—	—
Assumed	12,990,000	11.50	—
Expired	—	—	—
Outstanding at December 31, 2024	13,067,494	$11.45	4.6
Exercisable at December 31, 2024	13,067,494	$11.45	4.6

As of December 31, 2024 the outstanding and exercisable warrants have an intrinsic value of $0 and $0, respectively.

Purchase of subsidiary’s stock

In May 2024, the Company paid $60,000 and settled a Sellers Note of approximately $109,000 to acquire shares of a subsidiary from a noncontrolling interest holder (see Note 11). The Company’s ownership of the subsidiary increased from 90.0% as of December 31, 2023 to 95.0% as of May 31, 2024.

NOTE 13: STOCK BASED COMPENSATION

2019 Equity Incentive Plan

For periods prior to the reverse recapitalization (See Note 5), the 2019 Plan as approved by the board of directors (the “Board”), permitted the granting of stock options (including both nonqualified stock options and incentive stock options) to directors, executive officers, employees, consultants, advisors, independent contractors and other service providers of the Company, who, in the opinion of the Board, are in a position to make a significant contribution to the success of the Company. As of December 31, 2024, there were 473,922 shares of the Company’s common stock authorized for issuance under the 2019 Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Legacy Options converted into an option to purchase a number of shares of Company common stock equal to the product of the number of shares of Legacy ConnectM common stock and the Exchange Ratio at an exercise price per share equal to the exercise price of the Legacy Option divided by the Exchange Ratio. Each exchanged option is governed by the same terms and conditions applicable to the Legacy Option prior to the Business Combination. No further grants can be made under the 2019 Plan.

The option exercise price for all grantees equals the stock’s estimated fair value on the date of the grant, after giving effect to the Exchange Ratio. The Board determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors, including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, amongst other factors. The Company believes the fair value of the stock options granted to nonemployees is more readily determinable than the fair value of the services received.

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model in order to measure the compensation cost associated with the award. This model incorporates the following assumptions for inputs:

•            Expected volatility in the market value of the underlying common stock: The expected volatility was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock.

•            Expected term: For employees, the expected term is determined using the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin No 107, Share-Based Payment, to estimate on a formula basis the expected term of the Company’s employee stock options which are considered to have “plain vanilla” characteristics. For nonemployees, the expected term represents the contractual term of the option.

•            Risk-free interest rate: The risk-free interest rate was based upon quoted market yields for the United States Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

•            Expected dividend yield of the underlying common stock: The expected dividend yield was based on the Company’s history and management’s current expectation regarding future dividends.

A summary of the activity under the 2019 Plan at December 31, 2024 and 2023, and changes during the same periods is presented below:

	Options	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life
Outstanding at January 1, 2023	473,929	$0.70	6.2
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2023	473,929	0.70	5.2
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2024	473,929	$0.70	4.2
Vested and exercisable at December 31, 2023	473,929	0.70	4.2
Vested and exercisable at December 31, 2024	473,929	$0.70	4.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, the options outstanding and exercisable have an intrinsic value of approximately $288,000 and $288,000, respectively. Share-based compensation expense during the years ended December 31, 2024 and 2023 was less than $1,000. As of December 31, 2024, there was no unrecognized compensation cost related to share-based payments.

2023 Equity Incentive Plan

The Company’s shareholders approved the 2023 Plan on July 10, 2024 in connection with the Business Combination. The 2023 Plan is administered by the Board. The selection of participants, allotment of shares, determination of price and other conditions are approved by the Board at its sole discretion in order to attract and retain personnel instrumental to the success of the Company. Under the 2023 Plan, shares of the Company’s common stock may be granted in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, cash awards, and other equity-based awards.

The maximum aggregate number of shares of the Company’s common stock that may be issued under the 2023 Plan is equal to 10% of the outstanding shares of the Company’s common stock on the Merger Closing Date less the number of shares of the Company’s common stock subject to the Legacy Options (the “Total Share Reserve”. The Total Share Reserve will be increased automatically on January 1 of each year during the term of the 2023 Plan by the lesser of (i) 4.0% of the shares of common stock outstanding on December 31 of the prior year, or (ii) a smaller number of shares as determined by the Board. The maximum number of shares of Company’s common stock with respect to which incentive stock options may be granted under the 2023 Plan is 100,000,000 shares. As of December 31, 2024, the Total Share Reserve was 2,113,405 shares of the Company’s common stock. No grants have been authorized to date by the Company’s Board and the compensation committee under the 2023 Plan.

During July 2024, the Company entered into a twelve-month capital markets advisory agreement (the “CMA Agreement”) under which the Company would compensate the vendor $1,500,000, payable in either cash consideration or stock consideration at the Company’s election. The CMA Agreement provided the vendor with a share reset adjustment such that the vendor would receive additional shares if the five-day VWAP of the Company’s common stock was less than $10.00 per share, subject to a floor of $2.50 per share. At issuance, the Company determined that the obligation would be predominantly settled in a fixed number of shares equal to the floor price of $2.50 per share. Accordingly, the Company determined 600,000 shares of its common stock would be issued to settle its obligation under the CMA Agreement and determined the fair value of the CMA Agreement was $1,428,000 using the closing share price on the date of issuance.

For the year ended December 31, 2024, $659,077 was recognized as selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss for these restricted stock grants. As of December 31, 2024, $768,923 of unrecognized expense is included as a component of prepaid expenses on the accompanying consolidated balance sheets and is expected to be recognized over a weighted average service period of 0.5 years.

Restricted stock grants

During July 2024, the Company entered into a six-month term marketing services agreement under which the company issued 150,000 restricted shares of the Company’s common stock with a fair value of $178,500, as determined on the issuance date using the reported closing share price, as consideration for services to be performed. The restriction is lifted at the time the shares are included on a registration statement that is declared effective.

During December 2024, the Company entered into service agreements with two service providers under which the company issued 100,000 and 35,000 restricted shares of the Company’s common stock with a fair value of $91,000 and $31,850, respectively, as determined on the issuance date using the reported closing share price, as consideration for services to be performed over a four-month and six-month service period, respectively. The restriction on the shares is lifted at the time the shares are included on a registration statement that is declared effective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, there were 285,000 restricted shares of the Company’s common stock that were issued and outstanding were unvested. For the year ended December 31, 2024, $178,396 was recognized as selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss for these restricted stock grants. As of December 31, 2024, $122,954 of unrecognized expense is included as a component of prepaid expenses on the accompanying consolidated balance sheets and is expected to be recognized over a weighted average service period of 0.2 years. There were no restricted stock grants prior to July 2024.

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS

Forward Purchase Agreement:

On December 31, 2022, MCAC, Meteora Special Opportunity Fund (“Meteora”), and Legacy ConnectM entered into a forward purchase agreement (the “FPA”) providing for an over-the counter prepaid equity forward transaction relating to MCAC’s Class A common stock. Pursuant to the terms of the FPA, at the closing of the Business Combination, Meteora purchased directly from the stockholders of MCAC 3,248,466 shares of Class A common stock (the “Recycled Shares”) at a price of $11.36301754 per share (the “Initial Price”), which is the price equal to the redemption price at which holders of Class A common stock were permitted to redeem their shares in connection with the Business Combination. The FPA liability was recorded as part of the Business Combination, and as such was recorded at MCAC’s historical cost on the Merger Closing Date. The FPA was accounted for as a derivative financial instrument that was re-measured to fair value in each reporting period, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss (see Note 14).

In accordance with the terms of the FPA, immediately subsequent to the closing of the Business Combination, the Company paid to Meteora an aggregate cash amount of approximately $36,543,000 (the “Prepayment Amount”), which was equal to (i) the product of (a) the Recycled Shares and (b) the Initial Price, (ii) less 1.0% of the product of (a) the Recycled Shares and (b) the Initial Price (the “Prepayment Shortfall”). In addition to the Prepayment amount, the Company paid one-half of 1.0% of the Prepayment Shortfall, approximately $185,000, to Meteora that is due back to the Company on the earlier of (a) the effective date of the registration statement or (b) the OET Date (as defined in the FPA). The Company also paid to Meteora a cash amount equal to (a) the product of 40,000 and the Initial Price (the “Additional Consideration”), approximately $455,000, to reimburse Meteora for additional shares Meteora acquired from third parties prior to the Merger Closing Date, (b) the product of the Prepayment Amount and 0.75%, approximately $277,000, and (c) brokerage expenses of approximately $164,000.

In August 2024, the Company and Meteora amended the FPA (the FPA as amended, the “2024 FPA” and the amendment to the FPA, the “FPA Amendment”), primarily changing the

•            settlement method provision from physical settlement to cash settlement.

•            maturity date to be the earliest to occur of (a) the third anniversary of the Merger Closing Date, (b) the date specified by Meteora in a written notice delivered to the Company after the occurrence of (i) a Trigger Event (as defined in the 2024 FPA) or (ii) a Delisting Event (as defined in the 2024 FPA), (c) the date specified by Meteora in a written notice at Meteora’s sole discretion.

•            Prepayment Shortfall to 0.5% of the product of the number of Recycled Shares and the Initial Price and permitting the Company to request shortfall payments in intervals of $300,000 after Meteora has recovered 120.0% of the Prepayment Shortfall. Accordingly, the Company wrote off the other receivable totaling $185,000 owed from Meteora for one-half of the 1.0% of the Prepayment Shortfall that was included as a component of other current assets on the accompanying consolidated balance sheets.

•            Reset Price to the lower of (a) the then current Reset Price, (b) the Initial Price, (c) the volume-weighted average price (the “VWAP”) of the Shares of the prior week, but not lower than $2.00, provided the Reset Price may be further reduced pursuant to a Dilutive Offering Reset (as defined in the FPA)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition the FPA Amendment added terms around the Settlement Amount and the Settlement Amount Adjustment, both defined in the 2024 FPA. There were no shares sold pursuant to the FPA between the Merger Closing Date and the date the FPA Amendment was executed.

The FPA Amendment was deemed to be a modification and the Company recognized a gain of $1,547,236 on the modification of the FPA, which is net of the amount due from Meteora for one-half of the 1.0% of the Prepayment Shortfall, and is included as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

In December 2024, the Company and Meteora amended the 2024 FPA (the 2024 FPA as amended, the “Amended 2024 FPA” and the amendment to the 2024 FPA, the “Second FPA Amendment”), whereby Meteora waived the requirement to adjust the Reset Price for a dilutive offering and the VWAP Trigger Event through December 31, 2025 that may occur in connection with the Company entering into the SEPA (see Note 12). In exchange for the entering into the Second FPA Amendment, the Company released 500,000 shares of the Company’s common stock held by Meteora from their designation as Recycled Shares. The Second FPA Amendment’s most significant changes deleted the definitions of Reset Price and Prepayment Shortfall from the FPA Amendment and replaced these as follows:

•            Reset Price to the lower of (a) the then current Reset Price, (b) the Initial Price, (c) the VWAP of the Shares of the prior week, but not lower than $2.00, and (d) the price per share of the issuance of any shares upon conversion of amounts due to Yorkville pursuant to the SEPA (other than the issuance of shares to pay the SEPA commitment fee), but not lower than $1.00; provided the Reset Price may be further reduced pursuant to a Dilutive Offering Reset (as defined in the FPA)

•            Prepayment shortfall to 0.5% of the product of the number of Recycled Shares and the Initial Price and permitting the Company to request shortfall payments in intervals of $300,000 (at any time up to forty-five calendar days prior to the Valuation Date) after (i) Meteora has recovered 130.0% of the Prepayment Shortfall and (ii) the VWAP Price over the ten trading days prior to an Additional Shortfall Request multiplied by the then current number of shares (excluding unregistered shares) held by Meteora less Shortfall Sale Shares be at least seven times greater than the Additional Shortfall Request and (iii) the average daily value traded over the prior ten trading days be at least seven times greater than the Additional Shortfall Request (with (i), (ii), and (iii) collectively the “Equity Conditions”). Meteora has the right, but not the obligation to waive the Equity Conditions for each Additional Shortfall Request.

During the year ended December 31, 2024, Meteora sold 1,044,576 shares pursuant to the 2024 FPA and the Company received cash proceeds of $1,000,000.

On April 2, 2025, the Company entered into a mutual termination agreement with Meteora to terminate the Amended 2024 FPA (the “FPA Termination Agreement”) in exchange for termination consideration of $500,000. Pursuant to the FPA Termination Agreement, the 1,618,948 shares of the Company’s common stock that Meteora held as of the termination date of April 2, 2025 were deemed free and clear of all obligations, the number of Recycled Shares was equal to zero, and the Prepayment Shortfall was deemed to be zero. The Company received the termination consideration from Meteora in April 2025.

Debt conversion adjustment obligations

Share Reset Derivative Liabilities: In connection with five conversion agreements entered into during September 2024 (see Note 11, Note 18 and Note 19), the Company provided vendors and lenders with a one-time share reset adjustment (the “Share Reset”) such that the vendors and lenders would receive additional shares equal to the difference between the number of shares of the Company’s common stock that would be issued at the reset price on the reset date less the number of Conversion Shares. Three of these conversion agreements were with related parties (see Note 18).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reset price was set to be the greater of the VWAP of the Company’s common stock for the five trading days preceding the reset date or $1.25. The reset day was defined as the earlier of (i) six months from the date of the conversion agreement and (ii) the date that a registration statement registering the conversion shares is declared effective. If the reset price is less than $2.00 per share, additional shares shall be issued to the vendors and lenders equal to the quotient obtained by dividing the (i) product of (A) the conversion price of $2.00 less the reset price and (b) the number of Conversion Shares by (ii) the reset price.

The Share Reset feature was analyzed in accordance with ASC 815 and determined to be a financial instrument that was required to be bifurcated and accounted for as a derivative liability that was recorded at fair value at inception and re-measured to fair value each reporting period (see Note 15).

In March 31, 2025, 2,737,168 shares were issued in accordance with the terms of the Share Reset on five of the related conversion agreements extinguishing the Company’s obligations under those agreements.

November 2024 Consideration Adjustment Derivative Liabilities: In connection with two conversion agreements entered into during November 2024 (see Note 11 and Note 19), the Company provided a vendor and a lender with a one-time consideration adjustment (the “November 2024 Consideration Adjustment”) such that the vendor and lender would receive a payment equal to the product of (i) the conversion price of $1.25 less the reset price and (ii) the number of the Conversion Shares held by the vendor and lender on the reset date in cash, or other immediately available funds, if the reset price is less than $1.25 per share. The reset price was set to be the greater of the VWAP of the Company’s common stock for the five trading days preceding the reset date or $1.25. The reset date was defined as the later of (i) ninety days from the date of the conversion agreement and (ii) the date that a registration statement registering the conversion shares is declared effective.

The November 2024 Consideration Adjustment feature was analyzed in accordance with ASC 815 and determined to be a financial instrument that was required to be bifurcated and accounted for as a derivative liability that was recorded at fair value at inception and re-measured to fair value each reporting period (see Note 15).

December 2024 Consideration Adjustment Derivative Liability: In connection with one conversion agreement entered into during December 2024 (see Note 19), the Company provided a vendor with a one-time consideration adjustment (the “December 2024 Consideration Adjustment”) after the reset date such that the vendor is required to sell the Conversion Shares after the reset date over a twenty day period (with no more than 5.0% of shares sold per trading day) (collectively, the “Sale Dates”). The vendor is entitled to receive a payment in cash, or other immediately available funds, equal to the amount the proceeds from the Sale Dates is less than the difference of the carrying value of the associated converted outstanding obligations. The reset date was defined as the later of (i) ninety days from the date of the conversion agreement and (ii) the date that a registration statement registering the conversion shares is declared effective.

The December 2024 Consideration Adjustment feature was analyzed in accordance with ASC 815 and determined to be a financial instrument that was required to be bifurcated and accounted for as a derivative liability that was recorded at fair value at inception and re-measured to fair value each reporting period (see Note 15).

First Reset Shares, Second Reset Shares and Make-Whole Payment Derivative Liabilities: In connection with one conversion agreement entered into September 2024 in connection with the Amended January 2024 SFR Agreement (see Note 18), the Company provided a lender with two share reset adjustments and a make-whole payment provision such that the lender would receive additional shares as follows:

•            On the first reset date, which is eighteen weeks from the date a registration statement filed with the SEC registering the conversion shares is declared effective, if the first reset price, calculated as the greater of the VWAP of the Company’s common stock for the five trading days preceding the first reset date or $1.25, is less than $2.00, then the Company shall, at the lender’s election, either

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•            issue to the lender an additional number of shares of the Company’s common stock equal to the quotient obtained by dividing the product of (a) the conversion price of $2.00 less the first reset price and (b) the number of Conversion Shares held by the lender on the first reset date by (c) the first reset price (the “First Reset Shares”) or

•            pay to the lender an amount equal to the product of (a) the conversion price of $2.00 less the first reset price and (b) the number of Conversion Shares held by the lender on the first reset date.

On the second reset date, which is thirty-six weeks from the date a registration statement filed with the SEC registering the conversion shares is declared effective, if the second reset price, calculated as the greater of the VWAP of the Company’s common stock for the five trading days preceding the second reset date (the “Second Reset Date Market Price”) or $1.25, is less than $2.00, then the Company shall, at the lender’s election, either

•            issue to the lender an additional number of shares of the Company’s common stock equal to the quotient obtained by dividing the product of (a) the first reset price less the second reset price and (b) the number of Conversion Shares held by the lender on the second reset date by (c) the second reset price (the “Second Reset Shares”) or

•            pay to the lender an amount equal to the product of (a) the first reset price less the second reset price and (b) the number of Conversion Shares held by the lender on the second reset date.

•            On the second reset date, if the Second Reset Date Market Price is less than $1.25, then the Company owes the lender an amount equal to the product of (a) $1.25 less the Second Reset Date Market Price and (b) the number of Conversion Shares, including the second reset shares held by the lender on the second reset date (the “Make-Whole Payment”).

The First Reset Shares, the Second Reset Shares, and the Make-Whole Payment were analyzed in accordance with ASC 815 and determined to be financial instruments that was required to be bifurcated and accounted for as a single derivative liability that was recorded at fair value at inception and re-measured to fair value each reporting period (see Note 15).

SEPA Derivative Liability

The SEPA (see Note 12) was determined to be a freestanding financial instrument which did not meet the criteria to be accounted for as a derivative instrument or to be recognized within equity. Pursuant to ASC 815, the Company will therefore recognize the SEPA Option as an asset or liability, measured at fair value at the date of issuance and in subsequent reporting periods, with changes in fair value recognized in earnings. The SEPA Option was determined to have a fair value of $65,114 on the date of issuance and at December 31, 2024 (see Note 15).

Shares to be issued at settlement of derivative liabilities

The shares of the Company’s common stock to be issued to settle the above derivative liabilities is dependent on the share price at a future date, and as such, it is not an amount that can be estimated as of December 31, 2024. There is no limit to the number of shares that can be issued to settle the agreements in the respective arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities, including financial liabilities for which the Company has elected the fair value option, measured and recorded at fair value on a recurring basis as of December 31, 2024:

	Level I	Level II	Level III	Total
Assets
Forward purchase agreement	$—	$—	$1,471,000	$1,471,000
Total assets	$—	$—	$1,471,000	$1,471,000
Liabilities
Derivative liabilities	$—	$—	$4,229,478	$4,229,478
3(a)(10) Settlement Agreement	—	—	—	—
Contingent consideration *	—	—	434,174	434,174
Convertible debt	—	—	8,542,323	8,542,323
Total liabilities	$—	$—	$13,205,975	$13,205,975

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities, including financial liabilities for which the Company has elected the fair value option, measured and recorded at fair value on a recurring basis as of December 31, 2023:

	Level I	Level II	Level III	Total
Liabilities
Convertible notes payable	$—	$—	$2,178,685	$2,178,685
Total liabilities	$—	$—	$2,178,685	$2,178,685

The Company did not have any assets measured and recorded at fair value on a recurring basis as of December 31, 2023. The Company did not make any transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2024 and 2023.

The following table provides a reconciliation of our assets and liabilities measured at fair value using Level 3 inputs:

	Forward Purchase Agreement	Derivative liabilities	Contingent consideration	Convertible debt
Balance, December 31, 2023	$—	$—	$—	$(2,178,685)
Conversion to shares of Legacy ConnectM's common stock	—	—	—	3,779,223
Assumed from Business Combination	(27,189,660)	—	—	(3,680,000)
Additions	—	—	—	(4,940,000)
Change in fair value	(8,254,390)	(187,428)	(59,723)	(1,707,747)
Reclass out of Level 3	—	—	201,239	—
Gain from modification	1,572,236	—	—	—
Releases of Recycled Shares as consideration for Forward Purchase Agreement modification	(385,000)	—	—	—
Day one gain on issuance	—	—	—	134,886
Cash payments	36,727,814	—	—	50,000
Less: cash received	(1,000,000)	—	—	—
Ending balance, December 31, 2024	$1,471,000	$(4,229,478)	$(434,174)	$(8,542,323)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Convertible Notes Payable (fair value option)

The Company’s carrying value and fair value for the convertible notes payable for which the Company elected the fair value option is as follows:

	December 31, 2024		December 31, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Amended 2022 Convertible Notes	$—	$—	$1,350,000	$1,369,734
2023 Convertible Notes	—	—	900,000	808,951
2024 Convertible Notes	2,440,000	2,547,209	—	—
Assumed 2024 Note	3,630,000	3,630,000	—	—
SEPA Convertible Note	2,500,000	2,365,114	—	—
	$8,570,000	$8,542,323	$2,250,000	$2,178,685

The change in fair value on convertible debt resulted in a loss of approximately $1,708,000 and a gain of approximately $25,000 for the years ended December 31, 2024 and 2023, which was recorded as a component of other income on the accompanying consolidated statements of operations and comprehensive loss.

Amended 2022 Convertible Notes, 2023 Convertible Notes, and 2024 Convertible Notes: The Amended 2022 Convertible Notes, 2023 Convertible Notes, and 2024 Convertible Notes are re-measured to fair value at each reporting period using the following relevant assumptions:

	December 31, 2024	December 31, 2023
Discount rate	20.0%	15.0%
Probability of conversion at maturity scenario	70.0-100.0%	15.0%
Probability of voluntary conversion scenario	0.0-30.0%	N/A
Probability of automatic conversion scenario	N/A	85.0%
Remaining term for conversion at maturity scenario	0.01-0.28 years	0.88-1.38 years
Remaining term for voluntary conversion scenario	0.01-0.03 years	N/A
Remaining term for automatic conversion scenario	N/A	0.50 years

Assumed 2024 Note: The fair value of the Assumed 2024 Note is re-measured to fair value at each reporting period using unobservable inputs, the most significant of which was the expected average volume weighted average price for a share of the Company’s common stock for the five-business day period preceding the maturity date of the Company at the maturity date.

SEPA Convertible Note: The fair value of the SEPA Convertible Note was determined utilizing a Monte Carlo simulation considering the following relevant assumptions:

	December 31, 2024	December 17, 2024 (issuance)
Remaining term	0.97 years	1.00 years
Volatility	88.0%	88.0%
Risk-free rate	4.3%	4.3%
Drift term	4.2%	4.2%
Conversion price for payments to be made through issuance of Company's common stock	$0.41	$0.41
Payments to be made through issuance of shares of Company's common stock	11.1%	11.1%
Payments to be made in cash	88.9%	88.9%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Forward Purchase Agreement

The change in fair value on the forward purchase agreement resulted in a net loss of approximately $8,254,390 and a gain on modification of the forward purchase agreement was approximately $1,572,236 for the year ended December 31, 2024, which was recorded as a component of other income on the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the FPA was re-measured to fair value at assumption and immediately prior to the modification utilizing a Black-Scholes option pricing model that utilizes the following relevant assumptions:

	August 2, 2024 (modification)	July 12, 2024 (assumption)
Expected term	2.94 years	3.0 years
Price per share of Company's common stock	$0.78	$3.54
Exercise price	$13.36	$13.36
Volatility	80.0%	46.0%
Risk-free interest rate	3.7%	4.2%
Dividend rate	0.0%	0.0%
Probability of completing the Business Combination	N/A	100%

The FPA Amendment provide two settlement options whereby the 2024 FPA can be settled either at maturity if shares of the Company’s common stock are trading above $2.00 per share (the “Maturity Settlement Scenario”) or at the Company’s request for a prepayment short-fall whereby the Company requests Meteora to sell shares (the “Prepayment Shortfall Scenario”). The Second FPA Amendment also provides a Maturity Settlement Scenario and a Prepayment Shortfall Scenario, with a revised definition for the Prepayment Shortfall Scenario (see Note 14).

The fair value of the 2024 FPA was re-measured to fair value at each subsequent reporting period and immediately prior to its modification in December 2024 and the fair value of the Amended 2024 FPA was measured at fair value immediately subsequent to the modification in December 2024 and each subsequent reporting period utilizing a Monte Carlo simulation model that applies a probability of occurrence to the present value of each settlement scenario. as follows:

	Amended 2024 FPA		2024 FPA
	December 31, 2024	December 16, 2024 (modification)	December 16, 2024 (modification)
Probability of maturity settlement scenario	15.0%	$15.0%	15.00%
Probability of prepayment shortfall settlement scenario	85.0%	85.0%	85.00%
Recycled Shares held by Meteora	1,703,890	1,703,890	2,203,890
Price per share of Company's common stock	$1.21	$0.77	$0.77
Remaining term	2.53 years	2.57 years	2.57 years
Risk-free interest rate	4.3%	4.2%	4.2%
Drift term	4.2%	4.1%	4.1%
Volatility	85.0%	81.0%	81.0%
Forecasted price per share of Company's common stock at maturity	$2.3	$0.37	$0.37
Expected margin from Meteora's sale of Recycled Shares	76.9%	76.9%	83.3%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contingent consideration obligation

The change in fair value of the contingent consideration obligation resulted in a loss of approximately $60,000 for the year ended December 31, 2024, which was recorded as a component of other income on the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the contingent consideration obligation was measured to fair value at inception and re-measured at each reporting period utilizing a Monte Carlo simulation considering the following relevant assumptions:

	December 31, 2024	August 5, 2024 (acquisition)
Operating leverage	150.0%	150.0%
Revenue volatility	20.1%	20.0%
EBITDA volatility	50.2%	50.0%
Earnout risk free rate	4.5%	3.7%
Long-term risk-free rate	4.9%	4.2%
Weighted average cost of capital	18.0%	13.9%
Correlation between revenue and EBITDA	0.65	0.73
Discount rate	6.0%	9.2%
Term to payment	0.1 7.1 years	0.50 - 7.50 years

Derivative Liabilities

The change in fair value of the derivative liabilities resulted in a loss of approximately $187,000 and a day one gain on the issuance of the SEPA was approximately $135,000 for the year ended December 31, 2024, which were recorded as a component of other income on the accompanying consolidated statements of operations and comprehensive loss.

Debt conversion share adjustment obligations: The fair value of the derivative liabilities issued in connection with the September 2024 debt conversion agreements were determined using Monte Carlo simulations considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2024	September 24, 2024 (issuances)	September 24, 2024 (issuances)
Price per share of Company's common stock	$1.21	$1.26		$1.09
Equity volatility	89.0 - 93.0%	85.0 - 91.0%		85.0%
Reset price floor	$1.25	$1.25		$1.25
Reset price ceiling	$2.00	$2.00		$2.00
Remaining term - First Reset Date	0.19 - 0.62 years	0.50 - 0.89 years		0.50 years
Forecasted per share of Company's common stock - Reset Date	$1.12	$1.08		$0.93
Risk-fee rate - Reset Date	4.4%	4.4%		4.7%
Drift term - Reset Date	4.3%	4.3%		4.6%
Forecasted five day VWAP per share of Company's common stock - First Reset Date	$0.96	$0.91		$0.94
Risk-fee rate - First Reset Date	4.2%	4.0%		N/A
Drift term - First Reset Date	4.10%	3.9%		N/A
Remaining term - Second Reset Date	1.04 years	1.31 years		N/A
Forecasted five day VWAP per share of Company's common stock - Second Reset Date	$0.81	$0.77	$	N/A
Risk-fee rate - Second Reset Date	4.2%	3.8%		N/A
Drift term - Second Reset Date	4.1%	3.7%		N/A

November 2024 Consideration Adjustment Derivative Liabilities: The fair value of the November 2024 Consideration Adjustment Derivative Liabilities was determined using a Monte Carlo simulation considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

	December 31, 2024	November 13, 2024 (issuance)
Remaining term	0.29 years	0.25 years
Price per share of Company's common stock	$1.21	$0.84
Volatility	88.0%	77.0%
Risk-free rate	4.4%	4.6%
Drift term	4.3%	4.5%
Forecasted per share of Company's common stock - Reset Date	$1.10	$0.79

December 2024 Consideration Adjustment Derivative Liability: The fair value of the December 2024 Consideration Adjustment Derivative Liability was determined using a Monte Carlo simulation considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

	December 31, 2024	December 27, 2024 (issuance)
Remaining term	0.25 years	0.25 years
Price per share of Company's common stock	$1.21	$1.20
Volatility	88.0%	86.0%
Risk-free rate	4.4%	4.3%
Drift term	4.3%	3.2%
Forecasted per share of Company's common stock - Reset Date	$1.08 - 1.10	$1.08 - 1.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPA Derivative Liability: The fair value of the SEPA Derivative Liability was determined using a Monte Carlo simulation considering the following relevant assumptions at the date of issuance and each subsequent reporting period:

	December 31, 2024	December 17, 2024 (issuance)
Remaining term	0.97 years	1 years
Volatility	88.0%	$88.0%
Risk-free rate	4.3%	4.3%
Drift term	4.2%	4.2%
Conversion price for payments to be made through issuance of Company's common stock	$0.41	$0.41
Payments to be made through issuance of shares of Company's common stock	11.1%	$11.1%
Payments to be made in cash	88.9%	88.9%
Prepayment premium	107.0%	107.0%

NOTE 16: LEASES

The Company has operating and finance leases for its corporate offices, call centers and vehicles. The following table provides a summary of the components of lease costs, which are included within cost of revenue and selling, general and administrative on the accompanying consolidated statements of operations and comprehensive loss, for the years ended December 31:

	2024	2023
Operating lease costs	$172,974	$168,995
Short-term lease costs	181,718	209,102
Finance lease costs
Amortization of ROU assets	121,457	118,851
Interest on lease liabilities	19,000	18,956
Total lease costs	$495,149	$515,904

The following table provides the weighted-average lease terms and discount rates for the Company’s operating and finance leases at December 31:

	December 31, 2024	December 27, 2024 (issuance)
Weighted-average remaining lease term (in years)
Operating leases	2.5 years	2.52 years
Finance leases	1.7 years	2.55 years
Weighted-average discount rate
Operating leases	14.2%	8.0%
Finance leases	8.0%	8.0%

The following tables provides a summary of lease liability maturities as of December 31, 2024:

	Finance Leases	Operating Leases	Total
2025	$113,506	$143,412	$256,918
2026	62,634	86,291	148,925
2027	33,814	64,744	98,558
Total undiscounted lease payments	209,954	294,447	504,401
Less: imputed interest	(14,836)	(42,088)	(56,924)
Total lease liabilities	$195,118	$252,359	$447,477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: INCOME TAXES

The components of the income tax provision (benefit) are as follows:

Years ended December 31,
	2024	2023
Current
Federal	$—	$—
State	—	—
Foreign	—	—
Total Current	—	—
Deferred
Federal	$—	$—
State	—	—
Foreign	—	—
Total Deferred	—	—
Total income taxes	$—	$—

The Company is subject to a federal income tax rate of 21.0%. Additionally, the Company is subject to a blended state income tax rate of 6.3% net of federal benefits. Lastly, the Company is subject to a foreign income tax rate as it relates to its India-based subsidiary of 0.0%. The Company has an effective tax rate of 0.0% for the years ended December 31, 2024 and 2023, due to the fact that the Company is in a full valuation allowance position.

The principal components of deferred income tax assets, net, were as follows:

	Years ended December 31,
	2024	2023
Deferred tax assets
Other	$10,566	$4,266
Amortization and impairment	492,385	—
ROU asset	78,087	157,555
Net operating losses	8,450,019	5,408,937
Deferred tax assets	9,031,057	5,570,758
Less: Valuation allowance	(8,888,489)	(5,207,943)
Total deferred tax assets	$142,568	$362,815
Deferred tax liabilities
Depreciation, amortization, and impairment	(28,220)	(219,512)
Lease assets	(114,348)	(143,303)
Deferred tax liabilities	(142,568)	(362,815)
Net deferred tax assets	$—	$—

As of December 31, 2024 and 2023, the Company had Federal and state net operating loss carryforwards of approximately $34,598,000 and $31,092,000 which are available to offset future taxable income. They are due to expire starting in 2026. Federal net operating losses occurring after December 31, 2017, of approximately $31,182,000 may be carried forward indefinitely. A valuation allowance has been established for the full amount of net deferred income tax assets as management has concluded that it is more likely than not that the benefits from such assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: RELATED PARTY TRANSACTIONS

Sponsor of MCAC

In connection with the closing of the Business Combination, the Company assumed unsecured promissory notes totaling approximately $555,000 that are non-interest bearing and due on demand and advances totaling approximately $132,000 that are non-interest bearing and due on demand with the Sponsor of MCAC. During September 2024, the Company entered into a note conversion agreement with the Sponsor of MCAC in which the Company converted the outstanding principal on unsecured promissory notes and certain other liabilities owed to the note holders into shares of the Company’s common stock at a conversion price of $2.00 per share with a one-time share reset adjustment (see Note 14), subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for each individual lender. In connection with these agreements, approximately $555,000 of unsecured promissory notes and approximately $132,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 343,248 shares of the Company’s common stock (see Note 12).

In connection with the conversion agreement, the Sponsor of MCAC received a one-time share reset adjustment that were subsequently settled during the quarter ended March 31, 2025 through the issuance of 205,949 shares of the Company’s common stock (see Note 14). As of December 31, 2024, the fair value of the derivative liabilities associated with the reset adjustment was approximately $158,000 and was included as a component of derivative liabilities on the accompanying consolidated balance sheets. For the year ended December 31, 2024, the Company recorded a change in fair value on these derivative liabilities of $26,000, which was included as a component of change in fair value of derivative liabilities on the accompanying consolidated statements of operations and comprehensive loss.

Related Party Investors

Immediately following the note conversion agreements in September 2024 with secured promissory note holders in which the Company converted the outstanding principal on the secured promissory notes, including accrued and unpaid interest, and certain other liabilities owed to the note holders into shares of the Company’s common stock (see Note 11), the ownership percentage of the Company’s common stock of two individual lenders individually exceeded 5.0%, triggering a related party relationship. These two lenders are collectively referred to as the Related Party Investors.

In connection with the conversion agreements, each Related Party Investor received a one-time share reset adjustment that were subsequently settled during the quarter ended March 31, 2025 through the issuance of 1,460,130 and 795,675 shares of the Company’s common stock (see Note 14). As of December 31, 2024, the fair value of the derivative liabilities associated with the reset adjustment granted to each Related Party Investor was approximately $1,146,000 and $624,000 and were included as a component of derivative liabilities on the accompanying consolidated balance sheets. For the year ended December 31, 2024, the Company recorded a change in fair value on these derivative liabilities of $192,000 and $104,000, which were included as a component of change in fair value of derivative liabilities on the accompanying consolidated statements of operations and comprehensive loss.

The Related Party Investors collectively own 100% of an entity that has controlling interest in four customers within the managed solutions operating segment (the “Related Party Managed Solutions Customers”). The Company acquired one of these customers, GEG, in October 2024 from the entity owned by Related Party Investors (see Note 6). From the period between when the related party relationship was triggered in September 2024 through December 31, 2024, the Company earned revenue totaling approximately $644,000, incurred cost of revenues totaling approximately $188,000, and incurred selling, general and administrative expenses totaling approximately $517,000 from the remaining three Related Party Managed Solutions Customers. As of December 31, 2024, the Company was owed approximately $349,000 for managed services from the Related Party Managed Solutions Customers, which was included as a component of accounts receivable on the accompanying consolidated balance sheets and approximately $102,000 for working capital advances from the Related Party Managed Solutions Customers, which was included as a component of working capital advances on the accompanying consolidated balance sheets. As of December 31, 2024, the Company owed approximately $28,000 to the Related Party Managed Solutions Customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Prior to the date the related party relationship was triggered, each Related Party Investors had entered into secured promissory notes that remained outstanding as of December 31, 2024 totaling $1,750,000 and $1,400,000 and were included as a component of debt, net on the accompanying consolidated balance sheets. Accrued interest on the notes remaining outstanding as of December 31, 2024 totaled approximately $384,000 and $289,000 and are included as a component of accrued expenses on the accompanying consolidated balance sheets.

Related Party Lender

The Company has two unsecured promissory notes with a company owned by the Company’s chief executive officer (see Note 11).

Following the closing of the Business Combination on July 12, 2024 which triggered the conversion of certain convertible notes, a noteholder’s ownership percentage of the Company’s common stock exceeded 5.0%, triggering a related party relationship.

On October 10, 2024, the Company issued this related party a convertible note with a principal amount of $800,000. The note has an interest rate of 20% and a maturity date of April 8, 2025. The note is convertible during the first 90 days after issuance at a conversion price of $1.10. The Company accounts for these convertible notes using the fair value option. As of December 31, 2024, the carrying amount of the note and accrued interest was $800,000 and $35,945, respectively. As of December 31, 2024, the fair value of this note was approximately $837,000.

On October 10, 2024, the Company issued this related party a convertible note with a principal amount of $400,000. The note has an interest rate of 20% and a maturity date of June 1, 2025. The note is convertible during the first 90 days after issuance at a conversion price of $1.10. The Company accounts for these convertible notes using the fair value option. As of December 31, 2024, the carrying amount of the note and accrued interest was $400,000 and $6,137, respectively. As of December 31, 2024, the fair value of this note was approximately $418,000.

NOTE 19: COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings:

The Company is subject to various routine litigation, legal proceedings, and regulatory matters, that arise in the ordinary course of its business. The Company reviews its lawsuits, regulatory matters, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements

The Company accrues for potential liability arising from legal proceedings and regulatory matters when it is probable that such liability has been incurred and the amount of the loss can be reasonably estimated. This determination is based upon currently available information for those proceedings in which the Company is involved, taking into account its best estimate of such losses for those cases for which such estimates can be made. The Company’s estimate involve significant judgement, given the varying stages of proceedings (including issues regarding class certification and the scope of many of the claims), and the related uncertainty of the potential outcomes of these proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In making determinations of the likely outcome of pending litigation, the Company considers many factors, including, but not limited to, the nature of the claims, the Company’s experience with similar types of claims, the jurisdiction in which the matter is filed, input from outside legal counsel, the likelihood of resolving the matter through alternative mechanisms, the matter’s current status and the damages sought or demands made. Accordingly, the Company’s estimate will change from time to time, and actual losses could be more or less than the current estimate. As of December 31, 2024 and 2023, there are no matters for which a reserve is required to be established.

On February 26, 2024, a suit was filed against the Company alleging various contract claims arising out of a business the Company acquired in 2022 and certain real estate from which the Company operates, including breach of the stock purchase agreement and certain promissory notes in connection with the business acquisition as well as breach of a services agreement with the seller of the business. The Company believes the claims have no merit and plans to assert counterclaims. As of December 31, 2024, the case was in arbitration.

In January 2025, the Company entered into a settlement agreement related to a dispute on an employment agreement under which the Company is required to issue 26,087 shares of the Company’s common stock to an individual promptly within seven-days of the execution of the agreement unless the individual has revoked the agreement as permitted. As per the terms of the existing settlement agreement, the individual is provided a one-time adjustment payable in case on the reset date if the reset price is less than $1.15, then the Company owes the individual an amount equal to the product of (a) $1.15 less than VWAP of the Company’s common stock for the five trading days preceding the reset date and (b) the 26,087 shares of the Company’s common stock. The reset date is the later of (a) ninety days from the date of the agreement or (b) the date that the registration statement is declared effective. As of the date these consolidated financial statements were issued, the shares of the Company’s common stock have not yet been issued as the individual’s legal counsel’s opinion is pending.

Settlement of vendor obligations through issuance of shares of the Company’s common stock with make - whole provision:

Extinguishment of Vendor Obligations:

On September 24, 2024, the Company entered into a conversion agreement with a vendor in which the Company converted the outstanding obligations owed to the vendor into shares of the Company’s common stock at a conversion price of $2.00 per share with a one-time share reset adjustment (see Note 14), subject to shareholder approval and a maximum aggregate ownership amount of 19.99% for the vendor. In connection with this agreement, approximately $539,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 269,648 shares of the Company’s common stock (see Note 12).

On November 13, 2024, the Company entered into a debt conversion agreement with a vendor in which the Company converted the outstanding obligations owed to the vendor into shares of the Company’s common stock at a conversion price of $1.25 per share with a one-time consideration adjustment (see Note 14). In connection with this agreement, approximately $170,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 136,000 shares of the Company’s common stock (see Note 12).

On December 27, 2024, the Company entered into a debt conversion agreement with a vendor in which the Company converted the outstanding obligations owed to the vendor into shares of the Company’s common stock at a conversion price of $1.25 per share with a one-time consideration adjustment (see Note 14). In connection with this agreement, approximately $258,000 of accounts payable and accrued expenses were extinguished in exchange for the issuance of 206,234 shares of the Company’s common stock (see Note 12).

Settlement Agreement: The Company entered into a capital markets advisory agreement in June 2024 and subsequent amendment in July 2024 whereby the Company would pay the capital market advisor $600,000 as consideration for services provided in connection with the Business Combination. The Company made cash payments totaling $75,000 during June 2024. On October 2, 2024, the Company entered into a settlement agreement with a capital market advisor, pursuant to which the Company was required to make cash payments for the unpaid balance totaling $525,000 and issue 125,000 shares of the Company’s common stock as additional consideration. The initial consideration of $600,000 were for services directly attributable to the Business Combination and reflected as offering costs that were recorded as a reduction to additional paid-in capital at closing of the Business Combination. On October 2, 2024, the Company issued 125,000 shares of the Company’s common stock with a fair value of $133,750, as determined on the issuance date using the reported closing share price and recorded the additional consideration as a component of selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2024, there were no amounts outstanding under this settlement agreement to the capital market advisor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retirement plan:

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code and a defined contribution plan for employee’s individual retirement arrangements (IRA’s). Employees may contribute between 1% and 100% of their wages, subject to the IRS limitations. The Company has elected to make matching contributions of 100% of the first 3% of an employee’s compensation for both defined contribution plans. For the years ended December 31, 2024 and 2023, the Company contributed approximately $76,000 and $77,000, respectively.

NOTE 20: REPORTABLE SEGMENTS

The Company’s operations are organized into four reporting segments: Owned Service Network, Managed Solutions, Transportation, and Logistics. The structure is designed to allow the Company to evaluate the performance of its different solutions offerings, provide improved service and drive future growth in a cost-efficient manner. During the current year, the Company changed its reportable segments to better align with the way management evaluates performance and allocates resources. Accordingly, the prior year segment information has been recast to conform to the current year presentation.

Selected information by reportable segment is presented in the following tables:

	Year ended December 31, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$12,201,600	$4,429,995	$4,307,602	$1,713,688	$—	22,652,885
Cost of revenue	7,633,214	4,412,938	3,447,440	1,212,585	—	16,706,177
Selling, general and administrative expenses
Facility costs	178,416	300,686	—	38,512	4,483	522,097
Insurance expenses	262,063	223,046	31,508	884	354,800	872,301
Marketing expenses	691,980	251,520	—	11,506	2,312,405	3,267,411
Operational expenses	653,618	420,063	541,489	540,901	2,859,007	5,015,078
Compensation and related benefits	2,554,216	2,147,486	—	756,406	1,884,231	7,342,339
Travel& entertainment	61,700	21,318	4,973	18,473	35,068	141,532
Vehicle expenses	206,234	167,600	—	—	202,744	576,578
MSA Working Capital Adjustment*	—	(3,377,288)	—	—	—	(3,377,288)
Depreciation	216,776	—	—	6,997	41,879	265,652
Amortization	330,750	—	99,553	68,118	21,308	519,729
Total selling, general and administrative expenses	5,155,753	154,431	677,523	1,441,797	7,715,925	15,145,429
Loss on impairment	2,403,628	—	—	—	—	2,403,628
Income/(Loss) from operations	(3,012,874)	(137,374)	182,639	(940,694)	(7,715,925)	(11,602,349)
Other expense, net	—	—	—	—	(10,905,859)	(10,905,859)
Net loss	$(2,990,995)	$(137,374)	$182,639	$(940,694)	$(18,621,784)	$(22,508,208)
Total assets	$3,379,649	$705,522	$3,085,843	$1,259,687	$4,325,841	$12,756,542
Capital expenditures	$27,044	$—	$—	$—	$—	$27,044

* The MSA Working Capital Adjustment reflects a timing - related adjustment to Managed Solutions revenue and expenses. In accordance with the Company's revenue recognition policy and ASC 606, the Company did not recognize solar installation revenue associated with certain Managed Services Agreements (MSAs) due to the absence of final certificates of completion as of the reporting date. The adjustment also includes total segment costs and expenses incurred in excess of recognized revenue during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2023
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
Revenues	$18,408,926	$617,907	$—	$945,406	$—	19,972,239
Cost of revenue	13,153,790	410,022	—	1,371,150	—	14,934,962
Selling, general and administrative expenses
Facility costs	278,991	29,869	—	22,377	51,643	382,880
Insurance expenses	382,833	21,781	—	832	63,399	468,845
Marketing expenses	619,629	1,543	—	—	109,510	730,682
Operational expenses	1,371,766	31,874	—	377,699	80,996	1,862,335
Compensation and related benefits	3,826,062	179,784	—	181,565	2,371,584	6,558,995
Travel& entertainment	45,264	112	—	7,520	144,991	197,887
Vehicle expenses	359,049	15,240	—	—	89,639	463,928
Depreciation	187,180	—	—	29,163	42,879	259,222
Amortization	434,888	3,755	—	78,532	—	517,175
Other	—	—	—	—	878,346	878,346
Total selling, general and administrative expenses	7,505,662	283,958	—	697,688	3,832,987	12,320,295
Loss on impairment	181,853	—	—	—	—	181,853
Income/(Loss) from operations	(2,432,379)	(76,073)	—	(1,123,432)	(3,832,987)	(7,464,871)
Other expense, net	—	—	—	—	(1,733,983)	(1,733,983)
Net loss	$(2,432,379)	$(76,073)	$—	$(1,123,432)	$(5,566,970)	$(9,198,854)
Total assets	$6,611,407	$215,315	$—	$836,954	$5,492,797	$13,156,473
Capital expenditures	$41,771	$—	$—	$—	$—	$41,771

The Company’s total assets located outside the United States is approximately $1,260,000.

The following table summarizes disaggregated revenue information by geographic area based upon the customer’s country of domicile:

	Year Ended December 31, 2024
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$12,201,600	$4,429,995	$4,307,602	$—	$—	$20,939,197
Other	—	—	—	$1,713,688	—	$1,713,688
Total	$12,201,600	$4,429,995	$4,307,602	$1,713,688	$—	$22,652,885

	Year Ended December 31, 2023
	Owned Service Network	Managed Solutions	Logistics	Transportation	Corporate	Total
United States	$18,408,926	$617,907	$—	$—	$—	$19,026,833
Other	—	—	—	$945,406	—	$945,406
Total	$18,408,926	$617,907	$—	$945,406	$—	$19,972,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share reset issuances

In connection with five conversion agreements entered into during September 2024 (see Note 11, Note 14, Note 18 and Note 19), the Company provided vendors and lenders with a one-time share reset adjustment (the “Share Reset”) such that the vendors and lenders would receive additional shares equal to the difference between the number of shares of the Company’s common stock that would be issued at the reset price on the reset date less the number of Conversion Shares. Three of these conversion agreements were with related parties (see Note 18). On March 31, 2025, 2,737,168 shares were issued in accordance with the terms of the Share Reset on five of the related conversion agreements extinguishing the Company’s obligations under those agreements.

Settlement Agreement pursuant to Section 3(a)(10)

On January 28, 2025, the Company entered into a settlement and stipulation agreement (the “Settlement Agreement”) with Last Horizon, pursuant to which the Company agreed to issue shares of the Company’s common stock to Last Horizon in exchange for the settlement of an aggregate $8,908,000 (the “Claim”) to resolve outstanding overdue liabilities with a lender and certain of its vendors. On January 29, 2025, a Federal court in Florida entered an order (the “Order”) approving, among other thing, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement, pursuant to the Agreement between the Company and Last Horizon.

Last Horizon commenced action against the Company to recover the Claim, which Last Horizon had purchased from certain vendors of the Company pursuant to the terms of separate purchase agreements between Last Horizon and the lender and each of such vendors. The Order provides for the full and final settlement of the Claim and the related action. The Settlement Agreement became effective and binding upon execution of the Order by the Court on January 29, 2025. Pursuant to the terms of the Settlement Agreement approved by the Order, the Company agreed to issue to Last Horizon shares (the “Settlement Shares”) of the Company’s common stock. The Settlement Agreement provides that the Settlement Shares will be issued in one or more tranches, as necessary, sufficient to satisfy the Claim through the issuance of securities issued pursuant to Section 3(a)(10) of the Securities Act. Pursuant to the Agreement, Last Horizon may deliver requests to the Company for additional shares of common stock to be issued to Last Horizon until the Claim is paid in full, provided that any excess shares issued to Last Horizon will be cancelled

The issuance of Common Stock to Last Horizon pursuant to the terms of the Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear. The Agreement provides that in no event will the number of shares of Common Stock issued to Last Horizon or its designee in connection with the Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Last Horizon and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Last Horizon and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 4.9% of the Common Stock.

The Company issued 13,744,131 shares of the Company’s common stock with a fair value of approximately $8,709,000, as determined by the closing price on the date the shares were issued, to partially settle the obligation to Last Horizon between January 29, 2025 and the date these consolidated financial statements were issued.

Convertible note agreement issuances

The Company entered into twelve convertible note agreements in exchange for aggregate gross proceeds of $2,530,000 to eleven lenders during the three months ended March 31, 2025 (the “Q1 2025 Convertible Notes”). The Q1 2025 Convertible Notes bear interest at a rate of 20.0% per annum. The Q1 2025 Convertible Notes have maturity dates that range from 40-days to one year from the convertible note issuance date, optional conversion period that ranges from thirty to ninety days, and a conversion price that ranges from $1.00 to $1.15. The Company entered into convertible note agreements with two related-party investors holding beneficial ownership interests exceeding 5.0% of the Company's common stock. The aggregate principal amount of these convertible notes was $500,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company entered into six convertible note agreements in exchange for aggregate gross proceeds of $1,026,000 to six lenders during April 2025, May 2025, and June 2025 (the “Q2 2025 Convertible Notes”). The Q2 2025 Convertible Notes bear interest at a rate of 20.0% per annum. Five of the Q2 2025 Convertible Notes have maturity dates that range from 40-days to one year, optional conversion periods that range from thirty to 180 days, and conversion prices that either range from $0.60 to $1.15 or is convertible at a conversion price equal to the quotient obtained by dividing (x) the sum of the principal and accrued by unpaid interest by (y) 90.0% of the VWAP on the primary trading market of the Company’s common stock the three trading day period immediately preceding the measurement date. One of the Q2 Convertible Notes bears interest at a rate of 20.0% per annum, matures 210 days from the agreement date, and is convertible any time before the maturity date at the option of the holder into shares of the Company’s common stock at a conversion price equal to the lower of (i) $0.25 or (ii) the quotient obtained by dividing (x) the sum of the principal and accrued by unpaid interest by (y) 90.0% of the VWAP on the primary trading market of the Company’s common stock the three trading day period immediately preceding the measurement date.

During July 2025, the Company entered into a convertible note agreement in exchange for aggregate gross proceeds of $500,000 to a lender (the “Q3 2025 Convertible Note”). The Q3 2025 Convertible Note bears interest at a rate of 20.0% per annum and matures 210 days from the agreement date. The Q3 2025 Convertible Note is convertible any time before the maturity date at the option of the holder into shares of the Company’s common stock at a conversion price equal to the lower of (i) $0.25 or (ii) the quotient obtained by dividing (x) the sum of the principal and accrued by unpaid interest by (y) 90.0% of the VWAP on the primary trading market of the Company’s common stock the three trading day period immediately preceding the measurement date.. The number of shares issuable upon conversion is determined by dividing the sum of the outstanding principal and accrued interest by the conversion price.

Promissory note agreement issuances

The Company entered into six promissory note agreements in exchange for aggregate gross proceeds of $735,000 during April 2025 and May 2025. Each of the notes bears interest at a rate of 20.0% per annum and matures 180 days from its respective issuance date. Five of the promissory notes were held by W4 Partners LLC, a related party due to its equity ownership in the Company.

Designation of Convertible Preferred Stock Classes

On May 5, 2025, the Company’s board of directors designated 100,000 shares of preferred stock as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Stock”) and 100,000 shares of preferred stock as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Stock”). The Series A Stock and the Series B Stock have an initial stated value of $100.00 per share, subject to adjustment in the event of a stock split, combination or other similar recapitalization.

Voting: The Series A Stock and the Series B Stock do not have voting rights.

Dividends: The Series A Stock and the Series B Stock will accrue dividends at the rate of 12.0% and 18.0%, respectively, per annum of the stated value on a quarterly basis per calendar quarter and will be due and payable within five business days of the end of each such calendar quarter, with payment subject to the board of directors approval. The Series A Stock and the Series B Stock are not entitled to receive any dividends or distributions paid on the common stock or any other class of preferred stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Conversion: The Series A Stock and the Series B Stock is convertible into shares of common stock, par value $0.0001 per share at the option of the holder at a number of conversion shares equal to (a) the stated value plus then accrued but unpaid dividends (the “Liquidation Amount”) divided by (b) 90.0% and 95.0%, respectively, of the VWAP as of the date of the notice of conversion.

The Company will reserve from its authorized and unissued common stock a number of shares of common stock equal to at least 150.0% of the number of conversion shares then issuable on conversion of all shares of the Series A Stock and Series B Stock, assuming a VWAP determined on the first business day of each calendar month.

In no event shall any holder of Series A Stock or Series B Stock be entitled to elect to complete any conversion to the extent that the number of conversion shares, to be issued to such holder exceed the sum of (1) the number of shares of common stock beneficially owned by such holder and its affiliates, except as permitted by the terms of the preferred stock, and (2) the number of shares of common stock issuable upon the conversion of the portion of the Series A Stock or Series B Stock with respect to which the determination of this provision is being made, would result in beneficial ownership by such holder and its affiliates of more than 9.99% of the outstanding shares of common stock, unless the holder elects to increase or waive the limitation.

Liquidation: The Series A Stock and the Series B Stock are entitled to receive distributions prior to payment to holders of common stock an amount per share equal to the Preferred Liquidation Amount, which ranks pari passu with and payable to the same extent of any other class of Preferred Stock currently designated or that may be designated in the future.

Redemption: The Company may elect at any time, at the sole discretion of the board of directors to redeem all, but not less than all of the Series A Stock or the Series B Stock by paying an amount in cash equal to 115.0% of the Liquidation Amount.

Forward Purchase Agreement termination

On April 2, 2025, the Company entered into a mutual termination agreement with Meteora to terminate the Amended 2024 FPA (the "FPA Termination Agreement") in exchange for termination consideration of $500,000. Pursuant to the FPA Termination Agreement, the 1,618,948 shares of the Company's common stock that Meteora held as of the termination date of April 2, 2025 were deemed free and clear of all obligations, the number of Recycled Shares was equal to zero, and the Prepayment Shortfall was deemed to be zero. The Company received the termination consideration from Meteora in April 2025.

Reverse stock split

On April 11, 2025, the Company held a special meeting of shareholders. The shareholders voted to approve a reverse stock split and issuance of up to 25,000,000 shares via a standby equity purchase agreement. The terms of the reverse stock split are not yet finalized as of the date the consolidated financial statements were issued.

Nasdaq delisting

On May 6, 2025, the Company received a determination letter (the “Delisting Notification”) from the Nasdaq Hearings Advisor stating that the Panel has determined to delist the Company's common stock, par value $0.0001 per share from the Nasdaq Capital Market, and Nasdaq suspended the trading of the Company’s Common Stock on May 7, 2025 because the Company has not demonstrated compliance with the MVLS Rule, nor does it meet any of the alternative requirements under Nasdaq Listing Rule 5550 (b) and has failed to demonstrate that additional time to regain compliance is appropriate.

SEPA Convertible Note technical default

As of the date of this filing, the Company has not made certain scheduled payments under the SEPA Convertible Note or made timely SEC filings and is therefore in default under the agreement. However, Yorkville has not issued a formal notice of default, and the Company remains in ongoing discussions with Yorkville regarding a potential resolution and restructuring of the outstanding obligations. The Company is required to maintain a minimum cash balance equal to the lesser of (a) $2,000,000 and (b) the sum of the next three Installment Payments, as defined in the promissory note, coming due. As of December 31, 2024, the minimum cash balance required was approximately $833,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of Cambridge Energy Resources

On May 15, 2025, the Company completed its acquisition of Cambridge Energy Resources Ltd. (“CER”), a privately held India-based Energy-Management-as-a-Service provider, following receipt of all necessary regulatory approvals. Under the terms of the transaction, ConnectM paid INR 120 million (approximately $1.4 million). CER brings an established operating presence in India’s rooftop solar and telecommunication energy-management sectors, complementing the Company’s Owned Service Network segment and Energy Intelligence Network. Management expects the integration of CER to accelerate strategic growth across distributed energy and telecom infrastructure markets in India.

This acquisition further strengthens ConnectM’s international expansion strategy and aligns with government initiatives in India to reach 500 GW of non-fossil fuel energy capacity by 2030, bolstered by significant investment in renewable energy and 5G deployment.

Shares of Common Stock

_____________________________

PRELIMINARY PROSPECTUS

_____________________________

ThinkEquity

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Amount to be paid
SEC registration fee	$
FINRA filing fee
Stock exchange listing fees
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers

ConnectM is a Delaware corporation. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)            to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (i) and (ii) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)            the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)            the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of us, and whether civil, criminal, administrative, investigative or otherwise.

Our amended and restated certificate of incorporation and amended and restated Bylaws both provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, we will indemnify any and all of its officers and directors.

We may also enter into, and intend to continue to enter into, separate indemnification agreements with our directors, officers, employees and agents that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors, officers, employees and agents against certain liabilities that may arise by reason of their status or service as directors, officers, employees and agents, other than liabilities arising from willful misconduct. These indemnification agreements may also generally require us to advance any expenses incurred by the directors, officers, employees and agents as a result of any proceeding against them as to which they could be indemnified. The indemnification provisions of the DGCL, our organizational documents and indemnification agreements that we may enter into may be sufficiently broad to permit indemnification of our directors, officers, employees and agents for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

We may purchase and maintain insurance on behalf of each and every person who is or was a director or officer of us against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

Between January 1, 2022 and December 31, 2024, the Company issued an aggregate of 29,093,289 shares of its Common Stock in transactions not registered under the Securities Act of 1933, as amended (the “Securities Act”). These issuances included: (i) shares issued to certain directors, officers, advisors, and employees of the Company as equity compensation for services rendered; (ii) shares issued to debtholders in connection with debt-to-equity exchanges, whereby outstanding obligations were converted into Common Stock; (iii) shares issued as consideration for an acquisition completed during the period; and (iv) shares issued pursuant to Common Stock subscription agreements.

Between January 1, 2025 and the date of this prospectus, the Company issued an aggregate of 107,931,723 shares of its Common Stock in transactions not registered under the Securities Act. These issuances included: (i) shares issued to certain directors, officers, advisors, and employees of the Company as equity compensation for services rendered; (ii) shares issued to debtholders in connection with debt-to-equity exchanges, whereby outstanding obligations were converted into Common Stock; (iii) shares issued as consideration for an acquisition completed during the period; and (iv) shares issued pursuant to Common Stock subscription agreements.

As of the date of this filing, 2,951,332 shares were issued to directors, officers, advisors, employees and vendors, 3,658,333 unregistered shares were issued for Common Stock subscriptions, 57,684,890 unregistered shares were issued towards debt-to-equity, vendor-payable-to-equity and convertible-note-exchange conversions, 2,737,168 unregistered shares related to share reset issuances, and 40,900,000 unregistered shares issued for the ATS/SESB, Geo Impex, and Amperics acquisitions. There were 13,744,131 shares issued that were exempt from registration under Section 3(a)(10) of the Securities Act.

The issuances to directors, officers, advisors, and employees were made pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and/or Rule 701 promulgated thereunder, as transactions not involving a public offering and/or under compensatory benefit plans and contracts relating to compensation.

The issuances to debtholders were made pursuant to the exemption from registration under Section 4(a)(2) as transaction not involving a public offering, Section 3(a)(9) and/or Section 3(a)(10) of the Securities Act, as exchanges with existing security holders or transactions approved by a court or authorized governmental entity, without payment of any commission or other remuneration.

The shares issued in connection with the acquisition were made pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D, as private placements to accredited investors.

The shares issued pursuant to Common Stock subscription agreements were issued in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D, as private placements without general solicitation or advertising, to accredited investors.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No	Description
1.1*	Form of Underwriting Agreement by and between ConnectM Technology Solutions, Inc. and ThinkEquity LLC
2.1	Agreement and Plan of Merger dated as of December 31, 2022, by and among Monterey Capital Acquisition Corporation, Chronos Merger Sub, Inc. and ConnectM Technology Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the registrant on January 3, 2023)
2.2	First Amendment to the Agreement and Plan of Merger dated as of October 12, 2023, by and among Monterey Capital Acquisition Corporation, Chronos Merger Sub, Inc. and ConnectM Technology Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the registrant on October 16, 2023)
2.3	Second Amendment to the Agreement and Plan of Merger dated as of April 12, 2024, by and among Monterey Capital Acquisition Corporation, Chronos Merger Sub, Inc. and ConnectM Technology Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the registrant on April 12, 2024)
2.4	Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Current report on Form 8-K filed by the registrant on August 6, 2024)
3.1	Second Amended and Restated Certificate of Incorporation of ConnectM Technology Solutions, Inc. (incorporated by reference to Exhibit 3.1 to the Current report on Form 8-K filed by the registrant on July 18, 2024).
3.2	Amended and Restated Bylaws of ConnectM Technology Solutions, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on July 18, 2024)
3.3	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock filed on May 5, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 15, 2025)
3.4	Certificate of Designations of Preferences and Rights of Series B Convertible Preferred Stock filed on May 5, 2025 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on May 15, 2025)
3.5	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock filed on May 5, 2025 (incorporated by reference to Exhibit 3.1 to the Current report on Form 8-K filed by the registrant on May 15, 2025)
3.6	Certificate of Designations of Preferences and Rights of Series B Convertible Preferred Stock filed on May 5, 2025 (incorporated by reference to Exhibit 3.2 to the Current report on Form 8-K filed by the registrant on May 15, 2025)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on July 18, 2024)
4.2	Specimen Warrant Certificate (included in Exhibit 4.3)
4.3	Warrant Agreement, dated May 10, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2022)
4.4	Description of Securities (incorporated by reference from Annual Report on Form 10-K filed August 4, 2025)
4.5*	Form of Representative’s Warrant
5.1*	Opinion of Loeb & Loeb LLP
10.1	Form of Indemnification Agreement of ConnectM Technology Solutions, Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.2	Amended and Restated Registration Rights Agreement, dated July 12, 2024 (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)

Exhibit No	Description
10.3	Legacy ConnectM 2019 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.4	ConnectM Technology Solutions, Inc. 2023 Equity Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.5	Letter Agreement, dated May 10, 2022, by and among Monterey Capital Acquisition Corporation and certain security holders, officers and directors of Monterey Capital Acquisition Corporation (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.6	Private Placement Warrant Purchase Agreement, dated May 10, 2022, by and between Monterey Capital Acquisition Corporation and Monterrey Acquisition Sponsor, LLC (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.7	Standard Form Commercial Lease, dated as of October, 2022, by and between Sunrise Nominee Trust and Aurai LLC (f/k/a ConnectM Technologies, LLC) (dba Bourque Heating and Cooling Co. Inc.) (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.8	Standard Form Commercial Lease, dated as of February 25, 2018, by and between Maplewood Cutter, LLC and Cazeault Solar & Home LLC, as amended by that certain Letter, dated as of June 8, 2022, by and between Maplewood Cutter, LLC and Cazeault Solar & Home LLC (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.9	Lease, dated as of October 31, 2006, by and between Hovey Realty Corporation and Cazeault Solar & Home LLC (Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.10	Commercial Lease, dated as of May 1, 2019, by and between CB Equities Mt Royal LLC and Legacy ConnectM (Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.11	Leave and License Agreement, dated September 30, 2020, by and between Sree Ramulu Raju and ConnectM Technology Solutions Private Limited (Incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.12	Rental Agreement, dated December 1, 2021, by and between Rajesh S. Gowda and ConnectM Technology Solutions Private Limited (Incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.13	Lease Agreement dated April 3, 2023, by and between AirFlow Service Company, Inc. and Wellington Business Center LLC (Incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.14	Warehouse & Fulfillment Services Agreement, dated December 27, 2016, by and between Vnetek Communications, LLC dba Northeast 3PL and Legacy ConnectM (Incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.15	Promissory Note, dated February 22, 2022, issued by Legacy ConnectM, in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.16	Promissory Note, dated February 22, 2022, issued by Legacy ConnectM, in favor of SriSid LLC (Incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.17	Secured Subordinated Promissory Note, dated May 18, 2021, issued by ConnectM Babione LLC in favor of Douglas Pence (Incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.18	Promissory Note, dated May 31, 2022, issued by Aurai LLC (f/k/a ConnectM Technology Solutions LLC) in favor of George A. Neighoff (Incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.19	Secured Subordinated Promissory Note, dated February 28, 2022, issued by Aurai LLC (f/k/a ConnectM Technology Solutions LLC) in favor of Robert G. Bourque and Lise Bourque (Incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.20	Secured Subordinated Promissory Note, dated January 24, 2022, issued by Aurai LLC (f/k/a ConnectM Technology Services, LLC) in favor of Timothy Sanborn (Incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.21	Secured Subordinated Promissory Note, dated January 24, 2022, issued by Aurai LLC (f/k/a ConnectM Technology Services, LLC) in favor of Russell Cazeault (Incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)

Exhibit No	Description
10.22	Loan Authorization and Agreement, Small Business Administration Loan #8512657807, Application #3302062637, Doc #L-01-2884676-01, dated July 30, 2021, amending that certain Loan Authorization and Agreement, Small Business Administration Loan #8512657807, Application #3302062637, Doc #L-01-2884676-01, dated June 5, 2020, by and between Legacy ConnectM and the Small Business Administration (Incorporated by reference to Exhibit 10.22 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024).
10.23	Management Services Agreement, dated January 24, 2022, by and between Cazeault Solar & Home, LLC and Timothy J. Sanborn (Incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.24	Promissory Note, dated August 22, 2023, issued by Monterey Capital Acquisition Corporation in favor of Legacy ConnectM (Incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.25	Promissory Note, dated October 23, 2023, issued by Monterey Capital Acquisition Corporation in favor of Legacy ConnectM (Incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.26	Promissory Note, dated November 16, 2023, issued by Monterey Capital Acquisition Corporation in favor of Legacy ConnectM (Incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.27	Promissory Note, dated January 24, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.28	Promissory Note, dated March 1, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.28 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.29	Promissory Note, dated April 10, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.30	Promissory Note, dated May 3, 2023, issued by Legacy ConnectM in favor of Sreenivasa Rao Nalla (Incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.31	Promissory Note, dated May 5, 2023, issued by Legacy ConnectM in favor of Ashish Kulkarni (Incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.32	Promissory Note, dated July 18, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.33	Promissory Note, dated July 26, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.34	Promissory Note, dated August 2, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.35	Promissory Note, dated August 2, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.45 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.36	Promissory Note, dated September 15, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.37	Promissory Note, dated September 25, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.38	Promissory Note, dated October 19, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.39	Promissory Note, dated October 27, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)

Exhibit No	Description
10.40	Promissory Note, dated November 9, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.40 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.41	Promissory Note, dated November 10, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.42	Promissory Note, dated November 13, 2023, issued by Legacy ConnectM in favor of Ashish Kulkarni (Incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.43	Promissory Note, dated December 15, 2023, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.43 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.44	Promissory Note, dated December 15, 2023, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.44 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.45	Promissory Note, dated April 10, 2024, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.45 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.46	Promissory Note, dated April 23, 2024, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.46 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.47	Promissory Note, dated May 6, 2024, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.47 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.48	Promissory Note, dated May 8, 2024, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.48 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.49	Promissory Note, dated May 16, 2024, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.49 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.50	Promissory Note, dated May 20, 2024, issued by Legacy ConnectM in favor of SriSid LLC (Incorporated by reference to Exhibit 10.50 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.51	Promissory Note, dated June 1, 2024, issued by Legacy ConnectM in favor of Dinesh Tanna (Incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.52	Promissory Note, dated June 10, 2024, issued by Legacy ConnectM in favor of Ashish Kulkarni (Incorporated by reference to Exhibit 10.52 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.53	Promissory Note, dated June 17, 2024, issued by Legacy ConnectM in favor of Satish K Tadikonda Trust. (Incorporated by reference to Exhibit 10.53 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.54	Promissory Note, dated June 17, 2024, issued by Legacy ConnectM in favor of Kanu Patel (Incorporated by reference to Exhibit 10.54 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.55	Promissory Note, dated June 20, 2024, issued by Legacy ConnectM in favor of Vikas Desai (Incorporated by reference to Exhibit 10.55 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.56	Credit Agreement, dated February 18, 2022, by and among Legacy ConnectM, SriSid LLC, and Arumilli LLC (Incorporated by reference to Exhibit 10.56 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.57	Security and Intercreditor Agreement, dated February 22, 2022, by and among Legacy ConnectM, SriSid LLC, and Arumilli LLC (Incorporated by reference to Exhibit 10.57 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.58	Promissory Note, dated December 29, 2022, issued by ConnectM Florida RE LLC in favor of RJZ Holdings LLC (Incorporated by reference to Exhibit 10.58 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)

Exhibit No	Description
10.59	Secured Promissory Note, dated December 28, 2022, issued by Aurai LLC in favor of Robert J. Zrallack (Incorporated by reference to Exhibit 10.59 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.60	Promissory Note, dated November 28, 2022, issued by Legacy ConnectM, in favor of SriSid LLC (Incorporated by reference to Exhibit 10.60 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.61	Promissory Note, dated January 18, 2024, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.61 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.62	Promissory Note, dated February 2, 2024, issued by Legacy ConnectM in favor of IT Corpz, Inc (Incorporated by reference to Exhibit 10.62 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.63	Promissory Note, dated March 13, 2024, issued by Legacy ConnectM in favor of Arumilli LLC (Incorporated by reference to Exhibit 10.63 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024)
10.64	Amendment to Forward Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on August 6, 2024)
10.65	Note Conversion Agreement by and between the Company and Arumilli LLC, dated as of September 12, 2024 (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on September 17, 2024)
10.66	Note Conversion Agreement by and between the Company and SriSid LLC, dated as of September 12, 2024 (incorporated by reference to Exhibit 10.2 to the Current report on Form 8-K filed by the registrant on September 17, 2024)
10.67	Standby Equity Purchase Agreement dated as of December 17, 2024 by and between the Company and YA II PN, LTD. (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on December 26, 2024)
10.68	Note Conversion Agreement by and between the Company and Sree Nalla, an individual, dated as of September 12, 2024 (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.69	Note and Payable Conversion Agreement by and between the Company and IT Corpz Inc., dated as of September 24, 2024 (incorporated by reference to Exhibit 10.2 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.70	Note Conversion Agreement by and between the Company and Monterrey Acquisition Sponsor LLC, dated as of September 24, 2024 (incorporated by reference to Exhibit 10.3 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.71	Debt Conversion Agreement by and between the Company and MZHCI, LLC, dated as of November 13, 2024 (incorporated by reference to Exhibit 10.4 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.72	Debt Conversion Agreement by and between the Company and George A. Neighoff, an individual, dated as of November 13, 2024 (incorporated by reference to Exhibit 10.5 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.73	Debt Conversion Agreement by and between the Company and KLR Holdings Inc., dated as of December 1, 2024 (incorporated by reference to Exhibit 10.6 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.74	Debt Conversion Agreement by and between the Company and Libertas Funding LLC, dated as of September 24, 2024 (incorporated by reference to Exhibit 10.7 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.75	Marketing Services Agreement by and between the Company and Outside Box Capital Inc., dated as of July 25, 2024 (incorporated by reference to Exhibit 10.8 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.76	Services Agreement by and between the Company and Jamal Khurshid, an individual, dated December 1, 2024 (incorporated by reference to Exhibit 10.9 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.77	Services Agreement by and between the Company and LU2 Holdings, LLC, dated December 1, 2024 (incorporated by reference to Exhibit 10.10 to the Current report on Form 8-K filed by the registrant on February 10, 2025)

Exhibit No	Description
10.78	Capital Markets Advisory Agreement by and between the Company and Roth Capital Partners LLC, dated July 16, 2024 (incorporated by reference to Exhibit 10.11 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.79	Transfer Agreement by and between the Company and Srimulli Renewable LLC, dated October 1, 2024 (incorporated by reference to Exhibit 10.12 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.80	Transfer Agreement by and between the Company and Gregory Kendall, an individual, dated October 1, 2024 (incorporated by reference to Exhibit 10.13 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.81	Settlement Agreement by and between the Company and Benjamin Securities, Inc., dated October 2, 2024 (incorporated by reference to Exhibit 10.14 to the Current report on Form 8-K filed by the registrant on February 10, 2025)
10.82	Convertible Promissory Note, dated December 17, 2024, between ConnectM and YA II PN, LTD. (incorporated by reference to Exhibit 10.2 to the Current report on Form 8-K filed by the registrant on December 26, 2024)
10.83	Registration Rights Agreement, dated December 17, 2024, between ConnectM and YA II PN, LTD. (incorporated by reference to Exhibit 10.3 to the Current report on Form 8-K filed by the registrant on December 26, 2024)
10.84	Termination Agreement dated as of April 2, 2025, by and among (i) Meteora Special Opportunity Fund I, LP, (ii) Meteora Capital Partners, LP, (iii) Meteora Select Trading Opportunities Master, LP, and (iv) ConnectM (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on April 18, 2025)
10.85	Settlement Agreement and Stipulation dated January 28, 2025, by and between the Company and Last Horizon, LLC (incorporated by reference to Exhibit 10.1 to the Current report on Form 8-K filed by the registrant on January 31, 2025)
10.86	Form of Q1 2025 Convertible Note (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.87	Form of Q2 Convertible Note (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.88	Form of Q3 Convertible Note (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.89	Form of Note Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.90	Form of Promissory Note Agreement (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.91	Form of Amendment of Business Loan and Security Agreement (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
10.92	Details of the Correction of the Previously Issued Financial Statements (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by the registrant on November 17, 2025)
14.1	Code of Ethics (incorporated by reference from Annual Report on Form 10-K filed August 4, 2025)
21.1	List of Subsidiaries (incorporated by reference from Annual Report on Form 10-K filed August 4, 2025)
23.1*	Consent of Independent Public Accounting Firm (Adeptus Partners LLC)
23.2*	Consent of Loeb & Loeb LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page to the registration statement).
107*	Filing Fee Table

* To be filed by amendment

†	Indicates management contract or compensatory plan arrangement.
*	Previously filed

**	Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.              To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)             To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

2.              For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.              To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.              For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.:

5.              For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)             Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.              For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective

8.              For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned registrant hereby undertakes that:

9.              For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlborough, State of Massachusetts, on the [ ] day of November, 2025.

Name: Bhaskar Panigrahi

Title: Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bhaskar Panigrahi his/her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities to sign any and all amendments to this prospectus, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his/her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer and Chairman of the Board	November [ ], 2025
Bhaskar Panigrahi	(Principal Executive Officer)
	Chief Executive Officer and Chairman of the Board	November [ ], 2025
Mahesh Choudhury	VP of U.S. Operations and Principal Financial Officer (Principal Financial Officer)
	Vice Chairman of the Board	November [ ], 2025
Bala Padmakumar
	Director	November [ ], 2025
Kathy Cuocolo
	Director	November [ ], 2025
Stephen Markscheid
	Director	November [ ], 2025
Gautam Barua